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As filed with the Securities and Exchange Commission on November 2, 2006.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

AERCAP HOLDINGS N.V.
(Exact name of Registrant as specified in its charter)

Netherlands (State or other jurisdiction of incorporation or organization)	7359 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Evert van de Beekstraat 312
1118 CX Schiphol Airport
The Netherlands
+31 20 655 9655
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, (212) 894-8641
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to:
Douglas A. Tanner, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 Tel: (212) 530-5000 Fax: (212) 822-5219	Erwin den Dikken Chief Legal Officer Evert van de Beekstraat 312 1118 CX Schiphol Airport The Netherlands Tel: + 31 20 655 9655 Fax: +31 20 655 9100	Richard J. Sandler, Esq. Davis Polk & Wardwell 450 Lexington Ave. New York, NY 10017 Tel: (212) 450-4224 Fax: (212) 450-3224

        Approximate date of commencement of proposed sale to the public. As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Ordinary Shares, € 0.01 par value per share	30,015,000	$24.00	$720,360,000	$77,078.52

(1)
Includes 3,915,000 ordinary shares that may be sold upon exercise of an over-allotment option to be granted to the underwriters.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3)
Calculated in accordance with Rule 457(a) under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued November 2, 2006

26,100,000 Shares

AerCap Holdings N.V.

ORDINARY SHARES

        AerCap Holdings N.V. and the selling shareholders are offering 26,100,000 ordinary shares, consisting of 6,800,000 ordinary shares offered by us and 19,300,000 ordinary shares being offered by the selling shareholders. This is an initial public offering of our ordinary shares. No public market currently exists for our ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. We expect the initial public offering price of our ordinary shares to be between $22.00 and $24.00 per share.

        Our ordinary shares have been authorized for listing on the New York Stock Exchange under the symbol "AER".

        Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 15 of this prospectus.

Price $          Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Shareholders
Per Ordinary Share	$	$	$	$
Total	$	$	$	$

        The selling shareholders have granted the underwriters the right for a period of 30 days to purchase up to an additional 3,915,000 ordinary shares to cover over-allotments, if any.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ordinary shares to purchasers on                        , 2006.

Morgan Stanley
Goldman, Sachs & Co.
Lehman Brothers
Merrill Lynch & Co.

UBS Investment Bank

Wachovia Securities

JPMorgan

Citigroup

Calyon Securities (USA) Inc.

                        , 2006

A Global Aviation Company

AerCap
Aviation Solutions

Southwest
A Symbol of Freedom

British Airways

Air France

Air Canada

中国南方航空
China Southern

Mitsui & Co.,Ltd.

China Eastern

SAS

इंडियन
Indian

Korean Air

LTU

Thai

Monarch

Batavia Air

Thomas Cook Airlines

BMED

Spanair

Angkor Airways

Sky Europe

inter airlines
Inter Ekspres Hava Taşimacilik A.Ş.

Mexicana

Aigle Azur

TACA

Air Asia
Now Everyone Can Fly

Denim Air

SriLankan Airlines

Hemus Air
www.hemusair.bg

Transaero Airlines

Kingfisher Airlines
Fly the good times

Xiamen Airlines

華信航空公司
Mandarin Airlines

Bangkok Airways

First Choice Airways

GIRjet

Wizz

JetX

Asiana Airlines

Air Atlanta Icelandic

norwegian.no

Aegean Airlines

Donbassaero

MandalaAirlines

Flightline

Montenegro Airlines

jetclub

Philippine Airlines

Aeroflot Nord

Selected Customers

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	15
Special Note About Forward-Looking Statements	38
Use of Proceeds	39
Dividend Policy	40
Dilution	41
Capitalization	42
Selected Consolidated Financial Data	44
Unaudited Consolidated Pro Forma Financial Information	48
Management's Discussion and Analysis of Financial Condition and Results of Operations	75
Aircraft, Engine and Aviation Parts Industry	113
Business	133
Indebtedness	157
Management	166
Principal and Selling Shareholders	177
Description of Ordinary Shares	181
Certain Relationships and Related Party Transactions	185
Ordinary Shares Eligible for Future Sale	187
Tax Considerations	189
Underwriters	198
Enforcement of Civil Liabilities	204
Legal Matters	205
Experts	205
Where You Can Find More Information	205
Index to Financial Statements	F-1

ABOUT THIS PROSPECTUS

        This document may only be used where it is legal to offer or sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any offer or sale of our ordinary shares occurs.

        Neither we nor the selling shareholders have taken any action to permit a public offering of the ordinary shares outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

        Until                        , all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing in this prospectus. This summary may not contain all of the information that may be important to you. Before investing in our ordinary shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and related notes and the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". In this prospectus, the "Company," "we," "us" and "our" refer to AerCap Holdings N.V., its consolidated subsidiaries, its predecessors, AerCap Holdings C.V. and AerCap B.V. (formerly known as debis AirFinance B.V.) and their consolidated subsidiaries and, unless the context otherwise requires, AeroTurbine, Inc.

Our Company

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. We also provide aircraft management services and perform aircraft and engine maintenance, repair and overhaul, or MRO, services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of September 30, 2006, we owned 109 aircraft and 61 engines, managed 110 aircraft, had 79 new aircraft and six new engines on order, had entered into purchase contracts for 17 aircraft with GATX Financial Corporation and had executed letters of intent to purchase an additional nine aircraft. In addition, on October 17, 2006, we signed a letter of intent with Airbus S.A.S. to purchase 20 new A330-200 widebody aircraft. As of April 2006, we had the fifth largest aircraft leasing portfolio in the world and the third largest new aircraft order book among operating lessors, according to Simat Helliesen & Eichner, Inc., or SH&E, in each case by number of aircraft.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. As of September 30, 2006, our owned and managed aircraft and engines were leased to 97 commercial airline and cargo operator customers in 47 countries and are managed from our offices in The Netherlands, Ireland and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2003 to September 30, 2006, we executed over 950 aircraft and engine transactions, including 245 aircraft leases, 232 engine leases, 101 aircraft purchase or sale transactions, 167 engine purchase or sale transactions and the disassembly of 40 aircraft and 133 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. Between January 1, 2003 and September 30, 2006, our weighted average owned aircraft utilization rate was 98.8%.

        In 2005, we generated total revenues of $628.2 million and net income of $108.4 million, and in the nine months ended September 30, 2006, we generated total revenues of $661.6 million and net income of $104.9 million, each on a pro forma basis after giving effect to our acquisition by funds and accounts affiliated with Cerberus Capital Management, L.P., or the 2005 Acquisition, our acquisition of AeroTurbine, Inc., or the AeroTurbine Acquisition, and this offering, each as if it had occurred on January 1, 2005. Primarily as a result of an impairment charge to write off goodwill of our predecessor prior to the 2005 Acquisition we recorded a loss of $105.4 million and revenues of $390.9 million in 2004, the results of which did not include AeroTurbine.

Our Business Strategy

        We intend to pursue the following business strategies. See "Business—Our Business Strategy" beginning on page 135 of this prospectus for a more detailed discussion of our business strategy.

        Leverage Our Ability to Manage Aircraft and Engines Profitably throughout their Lifecycle.    We intend to continue to leverage our integrated business model by selectively:

  •
  purchasing aircraft and engines directly from manufacturers;

  •
  taking advantage of price incentives offered by sellers for the purchase of entire portfolios of aircraft and engines of varying ages and types;

  •
  using our global customer relationships to obtain favorable lease terms and reduce time off-lease;

  •
  selling select aircraft and engines;

  •
  disassembling older airframes and engines for sale of their component parts; and

  •
  providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

        Our ability to profitably manage aircraft throughout their lifecycle depends in part on our successful integration of AeroTurbine, which we acquired in April 2006, our ability to successfully lease aircraft and engines at profitable rates and our ability to source acquisition opportunities of new and used aircraft at favorable prices.

        Expand Our Aircraft and Engine Portfolio.    We intend to grow our portfolio of aircraft and engines through portfolio purchases, new aircraft purchases, airline refleetings, and other opportunistic aircraft and engine purchases.

        Focus on High Growth Markets.    Although we maintain a geographically diverse portfolio, we focus on high growth airline markets such as the Asia/Pacific market.

        Enter into Joint Ventures to Obtain Economies of Scale.    We intend to continue to enter into joint ventures that increase our purchasing power and our ability to obtain price discounts on large aircraft orders.

        Obtain Maintenance Cost Savings.    We intend to lower our aircraft and engine maintenance costs by using aircraft and engine parts we obtain from the selective disassembly of acquired airframes and engines.

        Acquire Complementary Businesses.    We intend to selectively pursue acquisitions that we believe will enhance our ability to manage aircraft and engines profitably throughout their lifecycle.

Our Competitive Strengths

        We believe the following competitive strengths will allow us to capitalize on growth opportunities in the global commercial aviation market. See "Business—Our Competitive Strengths" beginning on page 134 of this prospectus for a more detailed discussion of our competitive strengths.

  •
  Our integrated business model allows us to manage aircraft and engines profitably throughout their lifecycle, from initial purchase through leasing, sale or eventual disassembly for the sale of parts.

  •
  We have a modern and fuel-efficient aircraft and engine portfolio, focused on the widely-used Airbus A320 family aircraft and CFM56 family engines.

  •
  Our global remarketing capability and diversified customer base enables us to maintain a high utilization rate for our assets and reduce our exposure to customer concentration and fluctuations in regional economic conditions.

  •
  We have an active aircraft and engine trading business, led by our asset trading team of 19 dedicated professionals.

  •
  Our substantial size and breadth of operations allow us to diversify our customer base and offer our customers a broad range of flexible aircraft and engine leasing options.

  •
  We have $1.2 billion of revolving credit facilities that provide us with efficient access to capital, and we have raised over $18 billion globally since 1996.

  •
  We have an attractive aircraft management business and managed 110 aircraft as of September 30, 2006.

  •
  Our management team has an average of 17 years' experience in the aviation industry and extensive expertise in aircraft and engine leasing, trading, financing and risk management.

Risks

        An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of those risks. The trading price of our ordinary shares could decline due to any of those risks or other factors, and you may lose all or part of your investment. Below is a summary of the principal risks we face.

  •
  Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire, and we may not be able to do so on favorable terms, if at all.

  •
  If we are unable to successfully integrate AeroTurbine, we may not be able to implement our business strategy.

  •
  Interest rates have a significant impact on our financial results, and changes in interest rates may adversely affect our financial results and growth prospects.

  •
  The aircraft and engine leasing, trading and parts sales businesses have historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results and growth prospects.

  •
  Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults and other credit problems could adversely affect our financial results and growth prospects.

  •
  The concentration of some aircraft and engine models in our aircraft and engine portfolios could adversely affect our business and financial results should any problems specific to these particular models occur.

  •
  We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

  •
  Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments. As of September 30, 2006, our consolidated indebtedness was $2.5 billion and our interest on term debt expense (including the impact of hedging activities) was $69.9 million in the six months ended June 30, 2005, $44.7 million in the six months ended December 31, 2005 and $111.4 million in the nine months ended September 30, 2006.

  •
  If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

  •
  If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest. After giving effect to this offering, assuming that the underwriter's over-allotment option is not exercised, Cerberus will beneficially own 57.5% of our ordinary shares.

Industry Trends

        We believe that trends in the aviation industry identified by SH&E, a recognized expert in the aviation industry, and described in "Aircraft, Engine and Aviation Parts Industry" create a favorable environment for us to leverage our competitive strengths and grow our business. We believe that our operating capabilities and aircraft and engine portfolios will provide us with a competitive advantage in the expanding aviation market. The trends identified by SH&E include:

        Growing Demand for Air Travel.    Globalization and the rapid economic growth in major emerging markets such as India and China have fueled significant growth in global demand for air travel. The Airline Monitor, a commercial aviation data analysis publication, forecasts that air traffic will grow at an average rate of 5.2% per year through 2025.

        Fundamental Imbalance between Supply and Demand for Aircraft, Engines and Aircraft Equipment.    In recent years, the increased demand for aircraft, engines and parts, combined with a decreased supply, has resulted in a supply-demand imbalance for certain aircraft, engines and parts. The primary factors affecting aircraft demand include rapid airline passenger growth in emerging markets, higher fuel prices, which has increased demand for fuel-efficient aircraft, the emergence of low cost carriers and industry restructuring in developed markets. The primary factors affecting aircraft supply include the aging world aircraft fleet, the significant backlog of aircraft production, the limited ability of airframe manufacturers to increase production and continued technological innovation in aviation equipment.

        Greater Reliance on Operating Leases.    In recent years, airlines have increasingly turned to operating leases to meet their aircraft financing needs. Operating leases permit airlines to reduce their capital commitments, improve their balance sheets, increase fleet planning flexibility and reduce residual value risk. According to SH&E, approximately 30% of the global aircraft fleet is currently operated under operating leases and SH&E forecasts that 40% of the global aircraft fleet will be operated under operating leases by 2020.

        Despite these positive recent trends, the aircraft and engine leasing and trading industries have, in the past, experienced periods of aircraft and engine oversupply. The oversupply of a specific type of aircraft or engine is likely to depress the lease rates for, and the value of, that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control.

*                        *                         *

Our Corporate History and Shareholding Structure

        We were formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 to acquire all of the assets and liabilities of AerCap Holdings C.V. a Netherlands limited partnership. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.). On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s shares and liabilities owed by AerCap B.V. to its prior shareholders for total consideration of $1.4 billion, $370.0 million of which was funded with equity contributions by the selling shareholders. Substantially all of the equity funding for the 2005 Acquisition was provided by funds and accounts affiliated with Cerberus Capital Management, L.P., or Cerberus, who will retain control of us after this offering. Members of our senior management are also indirect shareholders of the selling shareholders. Assuming a public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the front cover of this prospectus and that all vested options exercisable on the closing date of this offering which have no exercise price are exercised on the closing date, Cerberus will receive $405.2 million from the proceeds of this offering if the underwriters do not exercise their over-allotment option and $475.4 million from the proceeds of this offering if the underwriters exercise their over-allotment option. See "Use of Proceeds" and "Principal and Selling Shareholders" for more information regarding our ownership structure and the proceeds that Cerberus as well as members of our senior management will receive from this offering.

        On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc. an engine trading and leasing and parts sales company.

        On October 27, 2006, AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V.

        In connection with the hiring of Keith Helming, our new Chief Financial Officer, on August 21, 2006, Cerberus agreed to provide him equity incentives under an equity incentive plan offered by our indirect shareholders. Our indirect shareholders granted options to purchase their common shares representing, in the aggregate, indirectly 977,962 of our ordinary shares for an exercise price of $5.2 million. On September 5, 2006, our indirect shareholders also granted options under their incentive plans to four non-executive directors that are not employees of Cerberus Capital Management, L.P. or its affiliates and additional options to two members of our senior management. The September 5, 2006 options to purchase common shares represented, in the aggregate, indirectly 658,203 of our ordinary shares for an exercise price of $3.5 million.

Financial Results for the Three Months Ended December 31, 2006

        Our financial results for the three months ended December 31, 2006 will be affected by non-cash compensation expense we will recognize from the vesting of options and restricted stock previously granted or sold to the owners of AeroTurbine at the time of its acquisition by us and to members of our senior management and one consultant primarily in connection with the 2005 Acquisition. As a result, assuming an initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus, we expect to recognize approximately $73 million of non-cash compensation expense before tax in the fourth quarter of 2006 and expect to report a net loss for the period. See "Management's Discussion of Results of Operations and Financial Position—Operating Expenses—Selling, General and Administrative Expenses".

        The following chart sets forth our shareholders' ownership structure prior to this offering.

(1)
Cerberus beneficially owns 99.6% of the Bermuda Parents' preferred shares and 86.0% of their common shares. The Bermuda Parents intend to redeem their preferred shares with a portion of the proceeds received by the selling shareholders in this offering. See "Use of Proceeds".

(2)
As of the date of this prospectus, members of our senior management owned 0.4% of the Bermuda Parents preferred shares and 14.0% of their common shares. In addition members of our senior management and Board of Directors also own options to purchase common shares of the Bermuda Parents exercisable upon or within 60 days of the closing of this offering. If all such options were exercised, Cerberus would own 83.0% of the common shares of the Bermuda Parents and members of our senior management and Board of Directors and a consultant would own the remaining 17.0%

        Our principal executive offices are located at Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands, and our general telephone number is +31 20 655-9655. Our website address is www.aercap.com. Information contained on our website does not constitute a part of this prospectus.

*                        *                         *

Explanatory Note Regarding Our Aircraft Portfolio

        Unless otherwise noted or the context requires, all references in this prospectus to:

  •
  "owned aircraft" refers to aircraft to which we hold legal title, aircraft to which we are the primary economic beneficiary, such as the aircraft legally owned by Aircraft Lease Securitisation Limited and other financing structures established by us, and aircraft owned by our consolidated joint ventures, all of which are reflected on our balance sheets; and

  •
  "managed aircraft" refers to the aircraft owned by third parties and our non-consolidated financing structures and joint ventures. Managed aircraft also include the aircraft which we leased-in pursuant to operating leases from the owners of the aircraft and in turn subleased to commercial airlines. These aircraft are not reflected on our balance sheets.

        In this prospectus, unless otherwise specified, when we discuss our aircraft portfolio, we describe our owned and managed portfolio as of September 30, 2006. References to lease revenues from our aircraft portfolio are to our owned portfolio for the year ended December 31, 2005 or prior periods where indicated.

        The definitions above are intended to include, where the context requires, all relevant aircraft in the same categories in the future. References to the number of aircraft and engines we lease, buy, sell and have on order in this prospectus include our owned and managed aircraft and engines. Also, unless the context otherwise requires, all weighted average age percentages and weighted average lease terms of owned aircraft in this prospectus have been calculated using net book value.

THE OFFERING

Shares offered in this offering:
Ordinary shares offered by us	6,800,000 shares
Ordinary shares offered by the selling shareholders	19,300,000 shares
Over-allotment option:
Ordinary shares offered by the selling shareholders	3,915,000 shares
Total ordinary shares outstanding after the offering	85,036,957 shares
Selling shareholders	Four Luxembourg limited liability companies indirectly owned by Cerberus and members of our senior management.
Use of proceeds
We will use the net proceeds from the sale of our ordinary shares to repay a portion of our outstanding senior secured term loan and/or junior subordinated loan incurred in connection with our acquisition of AeroTurbine in April 2006. Cerberus and members of our senior management will not receive any of the proceeds from the sale of ordinary shares by us. Cerberus and members of our senior management will receive all of the net proceeds from the sale of the ordinary shares being offered by the selling shareholders. We will not receive any net proceeds from the sale of the ordinary shares by the selling shareholders. See "Use of Proceeds".
Dividend Policy
To date, we have not declared or paid any dividends on our ordinary shares. We intend to retain our future earnings to fund working capital and our growth and do not expect to pay dividends in the foreseeable future. See "Dividend Policy".
Risk Factors
See "Risk Factors" beginning on page 15 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ordinary shares.
Listing	Our ordinary shares have been authorized for listing on the New York Stock Exchange under the symbol "AER".
Tax Considerations	See "Tax Considerations" beginning on page 189.

        Unless the context otherwise requires, all information in this prospectus:

  •
  assumes a public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus;

  •
  reflects a 1,738.6 to 1 stock split of our ordinary shares;

  •
  assumes the underwriters' over-allotment option has not been exercised; and

  •
  reflects AerCap Holdings N.V.'s acquisition of all of the assets and liabilities of AerCap Holdings C.V., which occurred on October 27, 2006.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table presents AerCap Holdings C.V.'s (the successor company) and AerCap B.V.'s (the predecessor company) summary historical consolidated financial and operating data for each of the periods indicated, prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. You should read this information in conjunction with AerCap Holdings C.V.'s audited consolidated financial statements and related notes, unaudited condensed consolidated interim financial statements and related notes and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.) in connection with the 2005 Acquisition. The financial information presented as of and for the fiscal years ended December 31, 2003 and 2004 and the six months ended June 30, 2005 and December 31, 2005 was derived from AerCap Holdings C.V.'s audited consolidated financial statements included in this prospectus. The financial information presented for the three months ended September 30, 2005 and as of and for the nine months ended September 30, 2006 was derived from AerCap Holding C.V.'s unaudited condensed consolidated interim financial statements included in this prospectus.

	AerCap B.V.			AerCap Holdings C.V.
	Year ended		Six months ended	Three months ended	Six months ended	Nine months ended
	December 31,
	2003 (restated) (1)(2)(3)	2004 (restated) (2)(3)	June 30, 2005 (3)	September 30, 2005	December 31, 2005 (3)(4)	September 30, 2006*
	(In thousands, except per share amounts)
Consolidated Income Statements Data:
Revenues
Lease revenue	$343,045	$308,500	$175,333	$81,325	$173,568	$311,131
Sales revenue	7,499	32,050	79,574	—	12,489	236,665
Management fee revenue	13,400	15,009	6,512	4,044	7,674	10,330
Interest revenue	22,432	21,641	13,130	10,448	20,335	26,656
Other revenue	84,568	13,667	3,459	174	1,006	18,014

Total revenues	470,944	390,867	278,008	95,991	215,072	602,796
Expenses
Depreciation and amortization	143,303	125,877	66,407	22,477	45,918	72,347
Cost of goods sold	6,657	18,992	57,632	—	10,574	183,264
Interest on term debt	123,435	113,132	69,857	24,868	44,742	111,432
Impairments(5)	6,066	134,671	—	—	—	—
Other expenses	87,079	66,940	26,726	10,708	26,656	44,676
Selling, general and administrative expenses	39,267	36,449	19,559	10,937	26,949	66,571

Total expenses	405,807	496,061	240,181	68,990	154,839	478,290
Income (loss) from continuing operations before income taxes and minority interests	65,137	(105,194)	37,827	27,001	60,233	124,506
Provision for income taxes	(28,222)	(168)	(4,127)	(4,086)	(10,570)	(20,094)
Minority interests net of tax	—	—	—	—	—	730

Net income (loss)	$36,915	$(105,362)	$33,700	$22,915	$49,663	$105,142

Earnings (loss) per share, basic and diluted	50.14	(143.12)	45.78	—	—	—
Weighted average shares outstanding, basic and diluted	736	736	736	—	—	—
Pro forma earnings per share, basic and diluted, due to change in organizational structure (unaudited)(6)	—	—	—	0.27	0.60	1.29
Pro forma weighted average shares, basic and diluted, (unaudited)(6)	—	—	—	78,237	78,237	78,237

*
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to September 30, 2006.

	AerCap B.V.			AerCap Holdings C.V.
	Year ended		Six months ended	Three months ended	Six months ended	Nine months ended
	December 31,
					December 31, 2005 (restated) (2)(4)
	2003 (restated) (1)(2)	2004 (restated) (2)	June 30, 2005 (restated)(2)	September 30, 2005		September 30, 2006*
	(US dollars in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$123,614	$91,933	$107,275	$43,323	$109,238	$176,292
Net cash (used in) provided by investing activities	(316,170)	(218,481)	14,525	(1,657,330)	(1,431,259)	(344,483)
Net cash provided by (used in) financing activities	237,901	136,546	(142,005)	1,708,802	1,505,472	201,224
Other Financial Data (unaudited):
EBITDA(7)	$331,875	$133,815	$174,091	$74,346	$150,893	$309,015

*
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to September 30, 2006.

	AerCap Holdings C.V.
	As of December 31, 2005	As of September 30, 2006
	(US dollars in thousands)
Consolidated Balance Sheet Data:
Assets
Cash and cash equivalents	$183,554	$215,325
Restricted cash	157,730	125,065
Flight equipment held for operating leases, net	2,189,267	2,542,119
Notes receivable, net of provisions	196,620	158,303
Prepayments on flight equipment	115,657	129,496
Other assets	218,405	381,039

Total assets	$3,061,233	$3,551,347

Term debt	2,172,995	2,458,977
Other liabilities	468,575	552,601
Partners' capital	419,663	539,769

Total liabilities and partners' capital	$3,061,233	$3,551,347

(1)
Includes the results of operations and cash flows for AerCo Limited, or AerCo. On March 31, 2003, we sold a portion of our interest in AerCo and then deconsolidated it from our accounts because it was determined that we were no longer the primary beneficiary as of March 31, 2003. The amount of total revenue attributable to AerCo in the three months ended March 31, 2003 was $106.4 million (including $72.2 million of other income). See Note 1 to our audited consolidated financial statements contained in this prospectus.

(2)
AerCap B.V. restated its consolidated financial statements as of December 31, 2003 and 2004 and for each of the two years in the period ended December 31, 2004. The effect of the restatement on retained earnings was ($133,036) as of January 1, 2003. The effect of the restatements on net income and retained earnings was $90,974 and ($42,062), respectively, for the year ending December 31, 2003 and $19,913 and ($22,149), respectively, for the year ending December 31, 2004. In addition, AerCap Holdings C.V. restated its consolidated cash flow statement for the six months ended June 30, 2005 and December 31, 2005. See Note 1 to our audited consolidated financial statements contained in this prospectus.

(3)
Certain reclassifications to the prior presentation have been made in these periods to conform the presentation in these historical periods to the presentation for the nine months ended September 30, 2006. The changes (i) reclassify the presentation in net gain on sale of assets to a gross presentation to show sales revenue and cost of goods sold and reclassify the net gain on sale of financial assets to other revenue and (ii) reclassify our depreciation and amortization expenses from aircraft depreciation and selling, general and administrative expenses and present these expenses in a new line item entitled depreciation and amortization. These reclassifications have had no impact on our income from continuing operations before income taxes and minority interests, net income or earnings per share. See Note 1 to our audited consolidated financial statements contained in this prospectus.

(4)
We were formed on June 27, 2005; however, we did not commence operations until June 30, 2005, when we acquired all of the shares and certain of the liabilities of AerCap B.V. Our initial accounting period was from June 27, 2005 to December 31, 2005, but we generated no material revenue or expense between June 27, 2005 and June 30, 2005 and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled our initial accounting period in table headings in this prospectus as the six months ended December 31, 2005.

(5)
Includes goodwill impairment, aircraft impairment and investment impairment.

(6)
The pro forma earnings per share has been calculated to show the net income and earnings per share as if AerCap Holdings C.V. were a taxable corporation from June 30, 2005, as if it had 78,236,957 shares outstanding, which is the number of shares issued by AerCap Holdings N.V. upon its incorporation after giving effect to a 1,738.6 to 1 stock split and to reflect the tax impact of changing from a non-taxable partnership to a taxable corporation. See Note 2 "Pro Forma Information Due to Change in Organizational Structure (unaudited)" to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated interim financial statements in this prospectus.

(7)
We define EBITDA as income (loss) from continuing operations before provision for income taxes, interest on term debt and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-US GAAP measure is helpful in identifying trends in our performance. This measure provides an assessment of controllable revenue and expenses and enhances management's ability to make decisions with respect to resource allocation and whether we are meeting established financial goals.

EBITDA provides us with a useful measure of our operating performance because it assists us in comparing our operating performance in different periods without the impact of our capital structure (primarily interest charges on our outstanding debt) and non-cash expenses related to our long-lived asset base (primarily depreciation and amortization) on our operating results. Accordingly, EBITDA measures our financial performance based on operational factors that management can impact in the short-term, such as our cost structure or expenses, and on a more medium-term basis, our revenues. EBITDA has limitations as an analytical tool and should not be viewed in isolation. EBITDA is a measure of operating performance that is not calculated in accordance with US GAAP. EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with US GAAP. For more detailed discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management's Use of EBITDA".

	AerCap B.V.			AerCap Holdings C.V.
	Year ended December 31,		Six months ended	Three months ended	Six months ended	Nine months ended
	2003(1)	2004	June 30, 2005(3)	September 30, 2005	December 31, 2005(3)(4)	September 30, 2006
	(US dollars in thousands) (unaudited)
EBITDA Reconciliation:
Net income (loss)	$36,915	$(105,362)	$33,700	$22,915	$49,663	$105,142
Depreciation and amortization	143,303	125,877	66,407	22,477	45,918	72,347
Interest on term debt	123,435	113,132	69,857	24,868	44,742	111,432
Provision for income taxes	28,222	168	4,127	4,086	10,570	20,094

EBITDA	$331,875	$133,815	$174,091	$74,346	$150,893	$309,015

SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

        The following summary unaudited consolidated pro forma income statements for the nine months ended September 30, 2005 and 2006 and for the year ended December 31, 2005 have been derived by the application of pro forma adjustments to AerCap Holdings C.V.'s unaudited condensed consolidated interim financial statements and audited consolidated financial statements and AeroTurbine's audited combined financial statements included in this prospectus and AeroTurbine's unaudited combined interim financial statements for the period from January 1, 2006 to April 25, 2006 that are not included in this prospectus.

        The summary unaudited consolidated pro forma income statement for the nine months ended September 30, 2006 gives effect to the following as if they had occurred on January 1, 2005:

  •
  the AeroTurbine Acquisition and related conforming accounting changes;

  •
  AerCap Holdings N.V.'s acquisition of all the assets and liabilities of AerCap Holdings C.V.; and

  •
  this offering and our use of proceeds.

        The summary unaudited consolidated pro forma income statements for the nine months ended September 30, 2005 and the year ended December 31, 2005 give effect to the following as if they had occurred on January 1, 2005:

  •
  the 2005 Acquisition;

  •
  the AeroTurbine Acquisition and related conforming accounting changes;

  •
  AerCap Holdings N.V.'s acquisition of all the assets and liabilities of AerCap Holdings C.V.; and

  •
  this offering and our use of proceeds.

        The summary unaudited consolidated pro forma financial information is based on assumptions and preliminary data and reflects adjustments described under "Unaudited Consolidated Pro Forma Financial Information" and the accompanying notes. The summary unaudited consolidated pro forma financial information is being furnished solely for informational purposes and is not intended to represent or be indicative of the results that we would have reported if the transactions identified above had occurred on the dates indicated, nor does it purport to represent the results of operations we will obtain in future periods. The summary unaudited consolidated pro forma financial information should be read in conjunction with AerCap Holdings C.V's unaudited condensed consolidated interim financial statements and the related notes, AerCap Holdings C.V.'s audited consolidated financial statements and related notes and AeroTurbine's audited combined financial statements and the related notes included in this prospectus.

        For additional information regarding our summary unaudited consolidated pro forma financial information, see "Unaudited Consolidated Pro Forma Financial Information".

Summary Unaudited Consolidated Pro Forma Financial Information

		Nine months ended
	Year ended December 31, 2005	September 30, 2005	September 30, 2006
	(US dollars in thousands, except per share amounts)
Consolidated Income Statement Data:
Revenues
Lease revenue	$390,757	$285,575	$328,701
Sales revenue	179,809	148,550	277,803
Management fee revenue	14,186	10,556	10,330
Interest revenue	38,083	28,193	26,661
Other revenue	5,380	3,803	18,070

Total revenues	628,215	476,677	661,565

Expenses
Depreciation and amortization	108,206	79,753	76,049
Cost of goods sold	134,930	105,409	216,379
Interest on term debt	100,218	84,621	108,323
Operating lease in costs	24,086	19,120	18,925
Leasing expenses	33,879	23,322	30,251
Provision for doubtful notes and accounts receivable	6,163	2,944	(847)
Selling, general and administrative expenses	87,135	61,617	82,381

Total expenses	494,617	376,786	531,461

Income from continuing operations before income taxes and minority interests	133,598	99,891	130,104
Provision for income taxes	(25,191)	(18,507)	(25,906)
Minority interests net of taxes	—	—	730

Net income	$108,407	$81,384	$104,928

Net income per share (basic/diluted)	1.27	0.96	1.23

RISK FACTORS

        An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks or other factors, and you may lose all of part or your investment. The risks described below are those that we currently believe may materially affect us. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

  Our business model depends on the continual re-leasing of our aircraft and engines when current leases expire, and we may not be able to do so on favorable terms, if at all.

        Our business model depends on the continual re-leasing of our aircraft and engines when our current leases expire in order to generate sufficient revenues to finance our growth and operations and pay our debt service obligations. Between September 30, 2006 and December 31, 2009, aircraft leases accounting for approximately 58.0% of our lease revenues for the year ended December 31, 2005, are scheduled to expire and the aircraft subject to those leases will need to be re-leased or extended. In addition, nearly all of our engines are subject to short-term leases, which are generally less than 180 days. Our ability to re-lease our aircraft and engines will depend on general market and competitive conditions at the time the leases expire. The general market and competitive conditions may be affected by many factors which are outside of our control.

        In 2005, we generated $12.3 million of revenues from leases that were scheduled to expire in the three months ended December 31, 2006, $50.2 million of revenues from leases that were scheduled to expire in 2007, $54.6 million of revenues from leases that were scheduled to expire in 2008 and $85.1 million of revenues from leases that were scheduled to expire in 2009. Since we lease most of our engines under short-term leases (90 to 180 days), we generally re-lease our engines at least once a year. If we are unable to re-lease an aircraft or engine on acceptable terms, our lease revenue may decline and we may need to sell the aircraft or engines at unfavorable prices to provide adequate funds for our debt service obligations and to otherwise finance our growth and operations.

  If we are unable to successfully integrate AeroTurbine, we may not be able to implement our business strategy.

        We acquired AeroTurbine in April 2006. Our inability to integrate AeroTurbine would adversely affect a critical component of our business strategy which is focused on leveraging our ability to manage aircraft profitably throughout their lifecycle. AeroTurbine's engine leasing business, airframe and engine disassembly business and its MRO capabilities are critical components of this strategy because we believe that these businesses and capabilities broaden our ability to extract value from a wide range of aircraft assets, particularly older aircraft, and to lower our maintenance costs. Our ability to successfully integrate AeroTurbine will depend, in part, on the efforts of the former owners of AeroTurbine who are currently its Chief Executive Officer and Chief Operating Officer. If we are unable to successfully integrate AeroTurbine, we may acquire aircraft and engines that we may not be able to lease at attractive rates, if at all, or profitably disassemble for sale by our parts business. As a result, we may overpay for new aircraft or engines that we acquire. AeroTurbine has different management information and accounting systems than we do, which will need to be integrated into our systems. As we integrate these systems we may discover weaknesses or limitations in AeroTurbine's management information and accounting systems and internal controls. We may be required to hire additional personnel at AeroTurbine as it transitions to becoming part of our consolidated group and we become a public company. In addition, even if we are able to successfully integrate AeroTurbine, we may be required to incur increased or unanticipated costs. If we are unable to successfully integrate AeroTurbine or if we experience increased costs in integrating AeroTurbine, we may not be able to implement our business strategy, our financial results and growth prospects may be materially and adversely affected, and we may fail to benefit from the synergies we expect to result from the AeroTurbine Acquisition.

  Changes in interest rates may adversely affect our financial results and growth prospects.

        We use floating rate debt to finance the acquisition of a significant portion of our aircraft and engines. All of our revolving credit facilities have floating interest rates. As of December 31, 2005 and September 30, 2006, we had $1.8 billion and $2.1 billion, respectively, of indebtedness outstanding that was floating rate debt. We incurred floating rate interest expense of $87.1 million in the nine months ended September 30, 2006. If interest rates increase, we would be obligated to make higher interest payments to our lenders. Our practice has been to hedge the expected future interest payments on a portion of our floating-rate liabilities by entering into derivative contracts. However, we remain exposed to changes in interest rates to the extent that our hedges are not perfectly correlated to our financial liabilities. In addition, if we incur significant fixed rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence or refinancing of such debt will also increase our interest expense.

        Changes in interest rates may also adversely affect our lease revenues generated from leases with lease rates tied to floating interest rates. In the nine months ended September 30, 2006, 31.7% of our lease revenue was attributable to leases tied to floating interest rates. Therefore, if interest rates were to decrease, our lease revenue would decrease. In addition, because our fixed rate leases are based, in part, on prevailing interest rates at the time we enter into the lease; if interest rates decrease, new leases we enter into will be at lower lease rates and our lease revenue will be adversely affected. As of December 31, 2005, if interest rates were to increase by 1%, we would expect to incur an increase in interest expense on our floating rate indebtedness of approximately $9.1 million on an annualized basis, excluding the offsetting benefits of interest rate hedges currently in effect, and, if interest rates were to decrease by 1%, we would expect to generate $9.5 million less lease revenue on an annualized basis.

  The aircraft and engine leasing, trading and parts sales businesses have historically experienced prolonged periods of oversupply during which lease rates and aircraft values have declined, and any future oversupply could materially and adversely affect our financial results and growth prospects.

        In the past, the aircraft and engine leasing, buying and selling businesses have experienced prolonged periods of aircraft and engine oversupply. The oversupply of a specific type of aircraft or engine is likely to depress the lease rates for and the value of that type of aircraft or engine. The supply and demand for aircraft and engines is affected by various cyclical and non-cyclical factors that are outside of our control, including:

  •
  passenger and air cargo demand;

  •
  fuel costs and general economic conditions;

  •
  geopolitical events, including war, prolonged armed conflict and acts of terrorism;

  •
  outbreaks of communicable diseases and natural disasters;

  •
  governmental regulation;

  •
  interest rates;

  •
  the availability of credit;

  •
  airline restructurings and bankruptcies;

  •
  manufacturer production levels and technological innovation;

  •
  manufacturers merging or exiting the industry or ceasing to produce aircraft types;

  •
  retirement and obsolescence of aircraft models;

  •
  reintroduction into service of aircraft previously in storage; and

  •
  airport and air traffic control infrastructure constraints.

        These factors may produce sharp and prolonged decreases in aircraft and engine lease rates and values, and have a material adverse effect on our ability to re-lease our aircraft and engines and/or sell our aircraft engines and parts at acceptable prices. Any of these factors could materially and adversely affect our financial results and growth prospects.

  Our financial condition is dependent, in part, on the financial strength of our lessees; lessee defaults and other credit problems could adversely affect our financial results and growth prospects.

        Our financial condition depends on the financial strength of our lessees, our ability to diligence and appropriately assess the credit risk of our lessees and the ability of lessees to perform under their leases. In 2005 and in the nine months ended September 30, 2006, we generated 62.2% and 49.7%, respectively, of our pro forma revenues from leases to the airline industry, and as a result, we are indirectly affected by all the risks facing airlines today. The ability of our lessees to perform their obligations under our leases will depend primarily on the lessee's financial condition and cash flow, which may be affected by factors outside our control, including:

  •
  competition;

  •
  fare levels;

  •
  passenger and air cargo rates;

  •
  passenger and air cargo demand;

  •
  geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

  •
  increases in operating costs, including the price and availability of jet fuel and labor costs;

  •
  labor difficulties;

  •
  economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

  •
  governmental regulation and associated fees affecting the air transportation business.

        Generally, airlines with high debt leverage are more likely than airlines with stronger balance sheets to seek operating leases. As a result, many of our existing lessees are in a weakened financial condition and may suffer liquidity problems, and, at any point in time, may experience lease payment difficulties or be significantly in arrears in their obligations under our operating leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Any future downturns in the airline industry could greatly exacerbate the weakened financial condition and liquidity problems of some of our lessees and further increase the risk of delayed, missed or reduced rental payments. We may not correctly assess the credit risk of each lessee or charge lease rates which correctly reflect the related risks and our lessees may not be able to continue to meet their financial and other obligations under our leases in the future. A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow. Our default levels may increase over time if economic conditions deteriorate. If lessees of a significant number of our aircraft or engines default on their leases, our financial results and growth prospects will be adversely affected.

  The value and lease rates of our aircraft and engines could decline and this would have a material adverse effect on our financial results and growth prospects.

        Aircraft and engine values and lease rates have historically experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. In addition to factors linked to the aviation industry generally, many other factors may affect the value and lease rates of our aircraft and engines, including:

  •
  the particular maintenance, operating history and documentary records of the aircraft or engine;

  •
  the number of operators using that type of aircraft or engine;

  •
  the regulatory authority under which the aircraft or engine is operated;

  •
  whether the aircraft or engine is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

  •
  any renegotiation of a lease on less favorable terms;

  •
  the negotiability of clear title free from mechanics liens and encumbrances;

  •
  any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased;

  •
  compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type;

  •
  comparative value based on newly manufactured competitive aircraft or engines; and

  •
  the availability of spare parts.

        Any decrease in the value and lease rates of aircraft or engines which may result from the above factors or other unanticipated factors, may have a material adverse effect on our financial results and growth prospects.

  The concentration of some aircraft and engine models in our aircraft and engine portfolios could adversely affect our business and financial results should any problems specific to these particular models occur.

        Due to the high concentration of Airbus A320 family aircraft and CFM56 family engines in our aircraft and engine portfolios, our financial results and growth prospects may be adversely affected if the demand for these aircraft or engine models declines, if they are redesigned or replaced by their manufacturer or if these aircraft or engine models experience design or technical problems. As of September 30, 2006, 89.1% of the net book value of our aircraft portfolio was represented by Airbus aircraft. Our owned aircraft portfolio included 12 aircraft types, the three highest concentrations of which together represented 76.0% of our aircraft by net book value, were Airbus A320 aircraft, representing 31.0% of the net book value of our aircraft portfolio, Airbus A321 aircraft, representing 27.0% of the net book value of our aircraft portfolio, and Airbus A330 aircraft, representing 18.0% of the net book value of our aircraft portfolio, as of September 30, 2006. No other aircraft type represented more than 10% of our portfolio by net book value. In addition to our significant number of existing Airbus aircraft, we have 79 new Airbus A320 family aircraft on order either directly or indirectly through our consolidated joint venture, AerVenture, and have signed a letter of intent to purchase 20 new Airbus A330-200 widebody aircraft. We also have a significant concentration of CFM56 engines in our engine portfolio. As of September 30, 2006, 76.4% of the net book value of our engine portfolio was represented by CFM56 engines and 18.0% was represented by CF6 engines.

        Should any of these aircraft or engine types or aircraft manufactured by Airbus in general encounter technical or other problems, the value and lease rates of those aircraft or engines will likely decline, and we may be unable to lease the aircraft or engines on favorable terms, if at all. Any significant technical problems with any such aircraft or engine models could result in the grounding of the aircraft or engines.

        In addition, if Airbus experiences further financial difficulty we could be adversely affected. Airbus has announced that production delays on Airbus's A380 megajet are expected to reduce profits from 2007 to 2010 by $6 billion. Airbus has also announced that it will need to spend up to $10 billion to redesign its A350 aircraft. Following these announcements, the chief executive officers were forced to resign and were replaced. A new chief executive officer was appointed on July 3, 2006; however, amid announcements of further delays of the A380 aircraft and additional cost overruns, Airbus's chief executive officer resigned on October 9, 2006 and was replaced by the co-chief executive officer of Airbus's principal shareholder. Airbus's new chief executive officer will continue to serve as the co-chief executive officer of its principal shareholder. If Airbus experiences further financial and other difficulties and is unable to deliver the aircraft we have ordered from it on time or at all, we could lose the benefit of the terms of AerVenture in its Airbus purchase contract and could be unable to obtain replacement aircraft on comparable terms, or at all, which could materially and adversely affect our results of operations and growth prospects. If Airbus were to enter into reorganization or bankruptcy, we could in addition lose payments made towards aircraft not yet delivered.

        Any decrease in the value and lease rates of our aircraft and engines may have a material adverse effect on our financial results and growth prospects.

  We are indirectly subject to many of the economic and political risks associated with emerging markets, which could adversely affect our financial results and growth prospects.

        A significant number of our aircraft and engines are leased to airlines in emerging market countries. As of September 30, 2006, we leased 58.7% of our aircraft and 32.5% of our engines, weighted by net book value, to airlines in emerging market countries. The emerging markets in which our aircraft are operated include Thailand, India, Taiwan, Sri Lanka, El Salvador, Jamaica, Malaysia, Colombia, Mexico, Nepal, Turkey, Hungary, Trinidad and Tobago, Russia, Brazil, the Slovak Republic and Indonesia.

        Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. The occurrence of any of these events in markets served by our lessees and the resulting economic instability that may arise could adversely affect the value of our ownership interest in aircraft or engines subject to lease in such countries, or the ability of our lessees which operate in these markets to meet their lease obligations. As a result, lessees which operate in emerging market countries may be more likely to default than lessees that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in such countries. For these and other reasons, our financial results and growth prospects may be materially and adversely affected by adverse economic and political developments in emerging market countries.

  If our lessees encounter financial difficulties and we decide to restructure our leases, the restructuring would likely result in less favorable leases which could adversely affect our financial results and growth prospects.

        If a lessee is late in making payments, fails to make payments in full or in part under a lease or has advised us that it will fail to make payments in full or in part under a lease in the future, we may elect or be required to restructure the lease, which could result in less favorable terms or termination of a lease without receiving all or any of the past due amounts. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess an aircraft or engine, we may not be able to re-lease the aircraft or engine promptly at favorable rates, if at all. You should expect that restructurings and/or repossessions with some lessees will occur in the future. The terms and conditions of possible lease restructurings may result in a significant reduction of lease revenue, which may adversely affect our financial results and growth prospects.

  If we or our lessees fail to maintain our aircraft or engines, their value may decline and we may not be able to lease or re-lease our aircraft and engines at favorable rates, if at all, which would adversely affect our financial results and growth prospects.

        We may be exposed to increased maintenance costs for our leased aircraft and engines associated with a lessee's failure to properly maintain the aircraft or engine or pay supplemental maintenance rent. If an aircraft or engine is not properly maintained, its market value may decline which would result in lower revenues from its lease or sale. Under our leases, our lessees are primarily responsible for maintaining the aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Although we require many of our lessees to pay us a supplemental maintenance rent, failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft or engine, an inability to re-lease an aircraft or engine at favorable rates, if at all, or a potential grounding of an aircraft or engine. Maintenance failures by a lessee would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft or engine to an acceptable condition prior to sale or re-leasing. Supplemental maintenance rent paid by our lessees may not be sufficient to fund our maintenance costs. Our lessees' failure to meet their obligations to pay supplemental maintenance rent or perform required scheduled maintenance or our inability to maintain our aircraft or engines may materially and adversely affect our financial results and growth prospects.

  Competition from other aircraft or engine lessors with greater resources or a lower cost of capital than us could adversely affect our financial results and growth prospects.

        The aircraft and engine leasing industry is highly competitive. Our competition is comprised of major aircraft leasing companies including GE Commercial Aviation Services, International Lease Finance Corp., CIT Group, Aviation Capital Group, Pegasus Aviation, GATX Air, Aircastle Limited, RBS Aviation Capital, AWAS, Babcock & Brown, Boeing Capital Corp., Pembroke Group Ltd. and Singapore Aircraft Leasing Enterprise, and six major engine leasing companies, including GE Engine

Leasing, Engine Lease Finance Corporation, Pratt & Whitney Engine Leasing LLC, Willis Lease Finance Corporation, Rolls-Royce and Partners Finance and Shannon Engine Support Ltd. Some of our competitors are significantly larger and have greater resources or lower cost of capital than us; accordingly, they may be able to compete more effectively in one or more of our markets. On October 18, 2006, GE Commercial Aviation Services completed the acquisition of The Memphis Group, Inc., an aircraft parts trading company. This acquisition could provide competition to our integrated business strategy.

        In addition, we may encounter competition from other entities such as:

  •
  airlines;

  •
  aircraft manufacturers and MRO organizations;

  •
  financial institutions, including those seeking to dispose of re-possessed aircraft at distressed prices;

  •
  aircraft brokers;

  •
  public and private partnerships, investors and funds with more capital to invest in aircraft and engines; and

  •
  other aircraft and engine leasing companies and MRO organizations that we do not currently consider our major competitors.

        Some of these competitors have greater operating and financial resources and access to lower capital costs than us. We may not always be able to compete successfully with such competitors and other entities, which could materially and adversely affect our financial results and growth prospects.

  We are exposed to significant regional political and economic risks due to the concentration of our lessees in certain geographical regions which could adversely affect our financial results and growth prospects.

        Through our lessees, we are exposed to local economic and political conditions. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition of our aircraft or engines. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. The airline industry is highly sensitive to general economic conditions. A recession or other worsening of economic conditions or a terrorist attack, particularly if combined with high fuel prices or a weak euro or other local currency, may have a material adverse effect on the ability of our lessees to meet their financial and other obligations under our leases.

        Lease rental revenues from 23 lessees based in Asia accounted for 39.9% of our pro forma lease revenues in 2005. The outbreak of SARS in 2003 had a significant negative effect on the Asian economy, particularly in China, Hong Kong and Taiwan. The Asian airline industry has since recovered and is currently experiencing strong growth; however, a recurrence of SARS or the outbreak of another epidemic disease, such as avian influenza, which many experts believe would originate in Asia, could materially and adversely affect the Asian airline industry.

        Lease rental revenues from 38 lessees based in Europe accounted for 32.3% of our pro forma lease revenues in 2005. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resulting expansion of low-cost carriers. European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase operating costs of all aircraft, including our aircraft, thereby adversely affecting our lessees.

        Lease rental revenues from 25 lessees based in North America accounted for 16.0% of our pro forma lease revenues in 2005. During the past 15 years, a number of North American passenger airlines filed for bankruptcy and several major U.S. airlines ceased operations altogether. The outbreak of SARS, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines as a result of increased expenses due to tightened security requirements and reduced demand for air travel. Lease revenues from two lessees based in the Caribbean, accounted for 3.6% of our pro forma lease revenues in 2005.

        Lease revenues from ten lessees based in Latin America account for 8.2% of our pro forma lease revenues in 2005. The economies of Latin American countries are generally characterized by lower levels of foreign investment when compared to industrialized countries and greater economic volatility. Any economic downturn in the Latin American or the Caribbean economies may adversely affect the operations of our lessees in these regions.

  Our substantial indebtedness incurred to acquire our aircraft and engines requires significant debt service payments.

        As of September 30, 2006, our consolidated indebtedness was $2.5 billion and our interest on term debt expense (including the impact of hedging activities) was $69.9 million, $44.7 million and $111.4 million in the six months ended June 30, 2005, the six months ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Due to the capital intensive nature of our business and our strategy of expanding our aircraft and engine portfolios, we expect that we will incur additional indebtedness in the future and continue to maintain high levels of indebtedness. High levels of indebtedness may limit our cash flow available for capital expenditures, acquisitions and other general corporate purposes and may have a material adverse effect on our earnings and growth prospects.

        In addition, covenants in some of the indebtedness incurred by our subsidiaries prevent our subsidiaries from paying dividends to us if we or the relevant subsidiary do not meet specified financial ratios. The terms of the Aircraft Lease Securitisation indebtedness allow for distributions on the subordinated notes held by us only after the senior classes of notes are repaid.

  Aircraft have limited economically useful lives and depreciate over time, which can adversely affect our financial condition and growth prospects.

        As our aircraft age, they will depreciate and generally the aircraft will generate lower revenues and cash flows. If we do not replace our older depreciated aircraft with newer aircraft, our ability to maintain or increase our revenues and cash flows will decline. In addition, since we depreciate our aircraft for accounting purposes on a straight line basis to the aircraft's estimated residual value over its estimated useful life, if we dispose of an aircraft for a price that is less than the depreciated book value of the aircraft on our balance sheet, we will recognize a loss on the sale.

  In the past we have identified material weaknesses in our internal controls over financial reporting. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets.

        Although we are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we are in the process of documenting and testing our internal controls in order to enable us to satisfy those requirements as of December 31, 2007. During the preparation of our fiscal 2005 financial statements, material weaknesses were identified pertaining to internal controls over the accounting for derivatives, the accounting for maintenance accruals and the accounting for defeased liabilities, each of which resulted in restatements of our consolidated financial statements. See Note 1 to our audited consolidated financial statements contained in this prospectus.

        Although we are taking measures to remediate these weaknesses, including establishing a stand-alone internal audit function, building out our accounting department with additional personnel and increasing our focus on compliance with Section 404 of the Sarbanes-Oxley Act, these remediation steps and others we may undertake in the future may not be effective in successfully remediating these material weaknesses or in preventing or identifying the same or additional material weaknesses in our internal control over financial reporting in the future. In addition, even if we are successful in identifying the same or additional material weaknesses in the future, we may not successfully remediate such weaknesses quickly or at all. Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. Following this offering, beginning with our Annual Report on Form 20-F for fiscal year 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to assess the effectiveness of our internal control over financial reporting, and we will be required to have our independent registered public accounting firm audit management's assessment and the operating effectiveness of our internal control over financial reporting. If our management or our independent registered public accounting firm were to conclude that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the value of our ordinary shares could be adversely impacted. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future and on our access to the capital markets. In addition, in connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel will need to devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. Compliance may also make some of our activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and other liability insurance, and we may be required to incur substantial costs to maintain current levels of coverage. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act could materially and adversely affect our growth and financial results.

  The advanced age of some of our aircraft may cause us to incur higher than anticipated maintenance expenses, which could adversely affect our financial results and growth prospects.

        As of September 30, 2006, we owned 42 aircraft that were over ten years of age, representing 21.8% of the net book value of our aircraft portfolio. In general, the costs of operating an aircraft, including maintenance expenditures, increase as they age. In addition, older aircraft are typically less fuel-efficient, noisier and produce higher levels of emissions, than newer aircraft and may be more difficult to re-lease or sell. In a depressed market, the value of older aircraft may decline more rapidly than the values of newer aircraft and our operating results may be adversely affected. Increased variable expenses like fuel, maintenance and increased governmental regulation could make the operation of older aircraft or engines less profitable and may result in increased lessee defaults. Incurring higher than anticipated maintenance expenses associated with the advanced age of some of our aircraft or our inability to sell or re-lease such older aircraft would materially and adversely affect our financial results and growth prospects.

  The advent of superior aircraft and engine technology could cause our existing aircraft and engine portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and growth prospects.

        As manufacturers introduce technological innovations and new types of aircraft and engines, some of the aircraft and engines in our aircraft and engine portfolios may become less desirable to potential lessees. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft and engines less desirable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft or engines on favorable terms, if at all, which would have a material adverse effect on our financial results and growth prospects.

  If our lessees' insurance coverage is insufficient, it could adversely affect our financial results and growth prospects.

        While we do not directly control the operation of any of our aircraft or engines, by virtue of holding title to aircraft, directly or indirectly, in certain jurisdictions around the world, we could be held strictly liable for losses resulting from the operation of our aircraft and engines, or may be held liable for those losses on other legal theories. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, liabilities arising out of their use and operation of the aircraft.

        However, following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of third-party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases.

        Our lessees' insurance or other coverage may not be sufficient to cover all claims that may be asserted against us arising from the operation of our aircraft and engines by our lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the proceeds that would be received by us in the event we are sued and are required to make payments to claimants, which could materially and adversely affect our financial results and growth prospects.

  If we incur significant costs resulting from lease defaults it could adversely affect our financial results and growth prospects.

        If we are required to repossess an aircraft or engine after a lessee default, we may be required to incur significant unexpected costs. Those costs include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of aircraft or engine, particularly if the lessee is contesting the proceedings or is in bankruptcy. In addition, during these proceedings the relevant aircraft or engine is not generating revenue. We may also incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft or engine in suitable condition for re-lease or sale. It may also be necessary to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessor may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engine.

        We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft or engine. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft or engine without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of our lessees are owned in whole, or in part, by government-related entities, which could complicate our efforts to repossess our aircraft or engines in that government's jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engine.

        If we repossess an aircraft or engine, we will not necessarily be able to export or de-register and profitably redeploy the aircraft or engine. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft or engine is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. We may also incur significant costs in retrieving or recreating aircraft or engine records required for registration of the aircraft or engine, and in obtaining the certificate of airworthiness for an aircraft. If we incur significant costs repossessing our aircraft or engines, are delayed in repossessing our aircraft or engines or are unable to obtain possession of our aircraft or engines as a result of lessee defaults, our financial results and growth prospects may be materially and adversely affected.

  If we provide MRO services to third-parties, we may lose some of our existing MRO service provider customers who lease our engines and purchase our parts.

        A significant portion of our short-term engine leases are to engine MRO service providers, which in turn use the engines to provide their customers with spare engines while the MRO service provider repairs the customer's engines. Also, a significant portion of our engine parts are sold directly to our engine MRO service provider customers. If we provide MRO services directly to third parties we would compete directly with some of our MRO service provider customers. Some of these MRO service provider customers may choose to lease engines and purchase parts from our competitors with whom they do not directly compete in their MRO business.

  If our lessees fail to appropriately discharge aircraft liens, we may be obligated to pay the aircraft liens, which could adversely affect our financial results and growth prospects.

        In the normal course of their business, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, air navigation charges, including charges imposed by Eurocontrol, landing charges, crew wages, repairer's charges, salvage or other liens that may attach to our aircraft or engine. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft or engine to which the liens have attached. Aircraft and engines may also be subject to mechanical liens as a result of routine maintenance performed by third parties on behalf of our customers. Although the financial obligations relating to these liens are the responsibility of our lessees, if they fail to fulfill their obligations, the liens may attach to our aircraft or engines and ultimately become our responsibility. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft or engine.

        Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. Our lessees may not comply with their obligations under their leases to discharge aircraft liens arising during the terms of their leases. If they do not, we may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft or engine. Such payments would materially and adversely affect our financial results and growth prospects.

  Failure to obtain certain required licenses, certificates and approvals could adversely affect our ability to re-lease or sell aircraft and engines, our ability to perform maintenance services or to provide cash management services, which would materially and adversely affect our financial condition and results of operations.

        Under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft or engine may not be forthcoming. To perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we require a license from the Irish regulatory authorities, which we have obtained. In addition, to meet our MRO customers' requirements to maintain certain flight certifications, AeroTurbine requires certificates from the Federal Aviation Administration, or FAA, and European Aviation Safety Agency, or EASA, which it has obtained. A failure to maintain these licenses or certificates or obtain any required license or certificate, consent or approval, or the occurrence of any of the foregoing events, could adversely affect our ability to provide qualifying services or re-lease or sell our aircraft or engines, which would materially and adversely affect our financial condition and results of operations.

  Our ability to operate in some countries is restricted by foreign regulations and controls on investments.

        Many countries restrict or control foreign investments to varying degrees, and additional or different restrictions or policies adverse to us may be imposed in the future. These restrictions and controls have limited, and may in the future restrict or preclude, our investment in joint ventures or the acquisition of businesses outside of the United States, or may increase the cost to us of entering into such transactions. Various governments, particularly in the Asia/Pacific region, require governmental approval before foreign persons may make investments in domestic businesses and also limit the extent of any such investments. Furthermore, various governments may require governmental approval for the repatriation of capital by, or the payment of dividends to, foreign investors. Restrictive policies regarding foreign investments may increase our costs of pursuing growth opportunities in foreign jurisdictions, which could materially and adversely affect our financial results and growth prospects.

  There are a limited number of aircraft and engine manufacturers and the failure of any manufacturer to meet its aircraft and engine delivery obligations to us could adversely affect our financial results and growth prospects.

        The supply of commercial jet aircraft is dominated by two airframe manufacturers, Boeing and Airbus, and three engine manufacturers, GE Aircraft Engines, Rolls-Royce plc and Pratt & Whitney. As a result, we are dependent on these manufacturers' success in remaining financially stable, producing products and related components which meet the airlines' demands and fulfilling their contractual obligations to us. Airbus has recently made a series of announcements relating to significant delays and cost overruns in the manufacturing process for the new commercial jet it is developing, the A380 megajet. These delays and cost overruns have resulted in several changes of Airbus's top management and could lead to Airbus customers canceling existing orders, which would aggravate Airbus's economic difficulties.

        Further, competition between Airbus and Boeing for market share is escalating and may cause instances of deep discounting for certain aircraft types, which could adversely affect our ability to obtain an attractive price when we attempt to sell our aircraft in the aftermarket. Should the manufacturers fail to respond appropriately to changes in the market environment or fail to fulfill their contractual obligations, we may experience:

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  missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;

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  an inability to acquire aircraft and engines and related components on terms which will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;

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  a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;

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  poor customer support from the manufacturers of aircraft, engines and components resulting in reduced demand for a particular manufacturer's product, creating downward pressure on demand for those aircraft and engines in our fleet and reduced market lease rates and sale prices for those aircraft and engines; and

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  reduction in our competitiveness due to deep discounting by the manufacturers, which may lead to reduced market lease rates and sale prices and may affect our ability to remarket or sell some of the aircraft and engines in our portfolio.

  We will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, if at all, which may limit our ability to grow and compete in the aircraft and engine leasing and trading markets.

        We will need additional capital to continue to expand our business by acquiring additional aircraft, engines and other aviation assets, and financing may not be available to us or may be available to us only on terms that are not favorable. We initially finance the acquisition of aircraft through a combination of medium-term revolving credit facilities and long-term debt structures. Once we obtain a sufficient number and diversity of aircraft financed with medium-term revolving credit facilities, we generally refinance these facilities with long-term debt structures, including securitizations, tax advantaged structures and bank loans. As a result, we are subject to the risk that we will not be able to acquire, during the period that our credit facilities are available, a sufficient amount of eligible aircraft and engines to allow for an issuance of long-term debt. If we are unable to raise additional funds or obtain capital on terms acceptable to us, we may have to delay, modify or abandon some or all of our growth strategies. Further, if additional capital is raised through the issuance of additional equity securities, the percentage ownership of our then current shareholders would be diluted. See "Dilution". Newly issued equity securities may have rights, preferences or privileges senior to those of our ordinary shares. See "Description of Ordinary Shares".

  We are subject to various environmental regulations that may have an adverse impact on our financial results and growth prospects.

        Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant airframe is registered, and where the aircraft is operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil

Aviation Organization, or ICAO, have adopted a new, more stringent set of standards for noise levels which will apply to engines manufactured or certified beginning in 2006. Currently, United States regulations would not require any phase-out of aircraft that qualify with the current standards, but the European Union has established a framework for the imposition of operating limitations on aircraft that do not comply with the new standards. These regulations could limit the economic life of our aircraft and engines, reduce their value, limit our ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require us to make significant additional investments in the aircraft and engines to make them compliant.

        In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on the emission of nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. None of our 61 aircraft engines were manufactured after 1999. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, non-compliant engines.

        Our operations are subject to various federal, state and local environmental, health and safety laws and regulations in the United States, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of its employees. A violation of these laws and regulations or permit conditions can result in substantial fines, permit revocation or other damages. Many of these laws impose liability for clean-up of contamination that may exist at our facilities (even if we did not know of or were not responsible for the contamination) or related personal injuries or natural resource damages or costs relating to contamination at third-party waste disposal sites where we have sent or may send waste. We cannot assure you that we will be at all times in complete compliance with these laws, regulations or permits. We may have liability under environmental laws or be subject to legal actions brought by governmental authorities or other parties for actual or alleged violations of, or liability under, environmental, health and safety laws, regulations or permits.

  We are the manager for several securitization vehicles and joint ventures and our financial results would be adversely affected if we were removed from these positions.

        We are the aircraft manager for various securitization vehicles, joint ventures and third parties and receive annual fees for these services. In the nine months ended September 30, 2006, we generated revenue of $10.3 million from providing aircraft management services to non-consolidated securitization vehicles and joint ventures and third parties. We may be removed as manager by the affirmative vote of a requisite number of holders of the securities issued by the securitization vehicles upon the occurrence of specified events and at specified times under our joint venture agreements. If we are removed, in the case of our consolidated securitization vehicles and joint ventures, our expenses would increase since such securitization vehicles or joint ventures would have to hire an outside aircraft manager and, in the case of non-consolidated securitization vehicles, joint ventures and third parties, our revenues would decline as a result of the loss of our fees for providing management services to such entities. If we are removed as aircraft manager for any securitization vehicle or joint venture that generates a significant portion of our management fees, our financial results and growth prospects could be materially and adversely affected.

  Our limited control over our joint ventures may delay or prevent us from implementing our business strategy which may adversely affect our financial results and growth prospects.

        We are currently joint venture partners in several joint ventures, including AerVenture, a consolidated joint venture which has entered into a purchase agreement with Airbus for the purchase of up to 70 A320 family aircraft, and it is our strategy to enter into additional joint ventures in the future. Under the AerVenture joint venture agreement, we share control over significant decisions with our joint venture partner. For example, we may not, without the consent of our AerVenture joint venture partner, cause AerVenture to incur any debt outside the ordinary course of business, buy or sell assets or pay dividends to us. Since we have limited control over AerVenture and certain of our other joint ventures and may not be able to exercise control over any future joint venture, we may not be able to require AerVenture or such other joint ventures to take actions that we believe are necessary to implement our business strategy. Accordingly, this limited control could have a material adverse effect on our financial results and growth prospects.

  The departure of senior managers could adversely affect our financial results and growth prospects.

        Our future success depends, to a significant extent, upon the continued service of our senior management personnel. For a description of the senior management team, see "Management". The departure of senior management personnel could have a material adverse effect on our ability to achieve our business strategy, including the integration of AeroTurbine.

  In certain countries, an engine affixed to an aircraft may become an accession to the aircraft and we may not be able to exercise our ownership rights over the engine.

        In some jurisdictions, an engine affixed to an aircraft may become an accession to the aircraft, so that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third party, the security interest in the aircraft may supersede our rights as owner of the engine. This legal principle could limit our ability to repossess an engine in the event of an engine lease default while the aircraft with our engine installed remains in such jurisdiction. We would suffer a substantial loss if we were not able to repossess engines leased to lessees in these jurisdictions, which would materially and adversely affect our financial results and growth prospects.

Risks Related to the Aviation Industry

  As high fuel prices continue to affect the profitability of the aviation industry, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

        Fuel costs represent a major expense to companies operating in the aviation industry. Fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency/exchange rates. As a result, fuel costs are not within the control of lessees and significant increases in fuel costs would materially and adversely affect their operating results.

        Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region, and to oil production in the Gulf of Mexico. These disruptions resulted in decreased fuel availability and higher fuel prices.

        Fuel prices currently remain at historically high levels. The continuing high cost of fuel has had, and sustained high costs in the future may continue to have, a material adverse affect on airlines' profitability, including our lessees. Due to the competitive nature of the aviation industry, operators have been and may continue to be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-sets the increased fuel costs they have incurred. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse affect on their financial condition and liquidity. Consequently, these conditions may adversely affect our lessees' ability to make rental and other lease payments, result in lease restructurings and/or aircraft and engine repossessions, increase our costs of servicing and marketing our aircraft and engines, impair our ability to re-lease them or otherwise dispose of them on a timely basis at favorable rates or terms, if at all, and reduce the proceeds received for such assets upon any disposition. Any of these events could adversely affect our financial results and growth prospects.

  If the effects of terrorist attacks and geopolitical conditions continue to adversely affect the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would adversely affect our financial results and growth prospects.

        As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures have increased, passenger and cargo demand for air travel decreased and operators have faced and continue to face increased difficulties in acquiring war risk and other insurance at reasonable costs. In addition, war or armed hostilities, or the fear of such events could further exacerbate many of the problems experienced as a result of terrorist attacks. Uncertainty regarding the situation in Iraq and tension over Iran's and North Korea's nuclear programs, may lead to further instability in the Middle East. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further adversely affect the aviation industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft and engine values and rental rates, and may lead to lease restructurings or repossessions, all of which could adversely affect our financial results and growth prospects.

        Terrorist attacks and adverse geopolitical conditions have adversely affected the aviation industry and concerns about such events could also result in:

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  higher costs to the airlines due to the increased security measures;

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  decreased passenger demand and revenue due to the inconvenience of additional security measures;

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  uncertainty of the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions;

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  higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, if at all;

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  significantly higher costs of aviation insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available;

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  inability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and

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  special charges recognized by some operators, such as those related to the impairment of aircraft and engines and other long lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

        Future terrorist attacks, acts of war or armed hostilities may cause certain aviation insurance to become available only at significantly increased premiums, which may be for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft and engine lenders and lessors or by applicable government regulations, or to be not available at all.

        Although the Aircraft Transportation Safety and System Stabilization Act adopted in the United States on September 22, 2001 and similar programs instituted by the governments of other countries provide for limited government coverage under government programs for specified types of aviation insurance, these programs may not continue and governments may not pay under these programs in a timely fashion.

        Future terrorist attacks, acts of war or armed hostilities are likely to cause our lessees to incur higher costs and to generate lower revenues, which could result in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases, which may in turn lead to aircraft groundings, may result in additional lease restructurings and repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of them on a timely basis at favorable rates or on favorable terms, if at all, and may reduce the proceeds received for our aircraft and engines upon any disposition. These results could adversely affect our financial results and growth prospects.

  The effects of SARS or other epidemic diseases may adversely affect the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would adversely affect our financial results and growth prospects.

        The linking of the 2003 outbreak of SARS to air travel materially and adversely affected passenger demand for air travel at that time. While the World Heath Organization's travel bans related to SARS were lifted, SARS had a continuing negative affect on the aviation industry, which was evidenced by a sharp reduction in passenger bookings and the cancellation of many flights after the air travel bans had been lifted. While these effects were felt most acutely in Asia, the effect of SARS on the aviation industry also adversely affected other areas, including North America.

        Since 2003, there have been several outbreaks of avian influenza, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Although human cases of avian influenza so far have been limited in number, the World Health Organization has expressed serious concern that a human influenza pandemic could develop from the avian influenza virus. In such an event, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Additional outbreaks of SARS or other diseases, such as avian influenza, or the fear of such events, could adversely affect passenger demand for air travel and the aviation industry. These consequences could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would adversely affect our financial results and growth prospects.

  If recent airline industry economic losses and airline reorganizations continue, our lessees might not be able to meet their lease payment obligations to us, which would adversely affect our financial results and growth prospects.

        As a result of reduced fares, adverse economic conditions in numerous countries, a significant increase in oil prices, the September 11, 2001 terrorist attacks in the United States, the war and prolonged conflict in Iraq and outbreaks of epidemic diseases such as SARS and avian influenza, the aviation industry as a whole has suffered significant losses since 2001, and such losses are expected to continue for the foreseeable future for certain parts of the industry. Many airlines, including a significant number of our lessees, have announced or implemented reductions in capacity, service and workforce in response to industry-wide reductions in passenger and cargo demand and fares. In addition, since September 11, 2001, several U.S. airlines, including United Air Lines, Inc., Delta Air Lines Inc., Northwest Airlines Corp., US Airways, Inc., Gemini Air Cargo, Hawaiian Airlines, ATA Airlines, Inc., Atlas Air Worldwide Holdings, Inc. and Aloha Airlines, have sought to reorganize under the U.S. bankruptcy laws and, in certain instances, have reorganized, and further U.S. airline reorganizations are possible. Certain European and Latin American airlines, including Sabena Airlines, Swiss Air Transport Company Limited, Volare Airlines S.p.A., Varig Brazilian Airlines and Avianca, have also filed for protection under applicable bankruptcy laws. In addition, Air Canada, the largest Canadian airline, filed for protection under Canada's Companies' Creditors Arrangement Act. Historically, during the period of reorganization, airlines have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. Such fare discounting has required many other airlines to reduce their fares to stay competitive, which has led to lower profitability for many airlines, including certain of our lessees.

        The airline bankruptcies and reduced demand generally have led to the grounding of significant numbers of aircraft and engines and negotiated reductions in lease rental rates, with the effect of depressing aircraft and engine market values. In addition, airlines may be affected by significant labor disputes that could lead to strikes or slowdowns or may otherwise adversely affect labor relations, thereby worsening such airlines' financial condition, which could place downward pressure on lease rates and aircraft and engines values. Additional reorganizations or liquidations by airlines under bankruptcy or reorganization laws in other countries or further rejection of aircraft and engine leases or abandonment of them in bankruptcy will further depress aircraft and engine market values and lease rates. Additional grounded aircraft and engines and lower market values would adversely affect our ability to sell or lease them on favorable terms, if at all, or re-lease our aircraft and engines at favorable rates, any of which would have an adverse effect on our financial condition and operating results.

Risks Related to Our Organization and Structure

  If the ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

        Following the completion of this offering, Cerberus will have voting control over approximately 57.5% of our ordinary shares. As a result, Cerberus will be able to control fundamental corporate matters and transactions, including the appointment of a majority of our directors, mergers, amalgamations, consolidations or acquisitions, the sale of all or substantially all of our assets, the amendment of our articles of association and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as a change of control transaction that would result in the payment of a premium to our other shareholders. In addition, this concentration of share ownership may adversely affect the trading price of our ordinary shares if the perception among investors exists that owning shares in a company with a significant shareholder is not desirable.

  We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United States. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and enforce claims for punitive damages. See "Enforcement of Civil Liabilities".

        Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of the Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

  Our international operations expose us to economic and legal risks associated with a global business.

        We conduct our business in many countries, and we anticipate that revenue from our international operations, particularly from the Asia/Pacific region, will continue to account for a significant amount of our future revenue. There are risks inherent in conducting our business internationally, including:

  •
  general political and economic instability in international markets;

  •
  limitations in the repatriation of our assets, including cash;

  •
  expropriation of our international assets;

  •
  different liability standards and less developed legal systems that may be less predictable than those in the United States; and

  •
  intellectual property laws of countries that do not protect our international rights to the same extent as the laws of the United States.

        These factors may have a material adverse effect on our financial results and growth prospects.

  If our subsidiaries do not make distributions to us we will not be able to pay dividends.

        Substantially all of our assets are held by and our revenues are generated by our subsidiaries. We will be limited in our ability to pay dividends unless we receive dividends or other cash flow from our subsidiaries. Substantially all of our owned aircraft are held through special purpose subsidiaries or finance structures which borrow funds to finance or refinance the aircraft. The terms of such financings place restrictions on distributions of funds to us. If these limitations prevent distributions to us or our subsidiaries do not generate positive cash flows, we will be limited in our ability to pay dividends and may be unable to transfer funds between subsidiaries if required to support our subsidiaries.

Risks Related to This Offering

  An active market for our ordinary shares may never develop.

        Our ordinary shares have been authorized for listing on the NYSE under the symbol "AER". However, a regular trading market of our ordinary shares may not develop on that exchange or elsewhere or, if developed, any market may not be sustained. Accordingly, an active trading market for our ordinary shares may not develop or be maintained, any trading market may not be liquid, and you may be unable to sell your ordinary shares when desired or at all, or you may not be able to obtain desirable prices for your ordinary shares.

  The market price and trading volume of our ordinary shares may be volatile, which could result in rapid and substantial losses for our shareholders.

        Even if an active trading market for our ordinary shares develops, the market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, you may be unable to resell your ordinary shares at or above your purchase price, if at all. Some of the factors that could negatively affect our ordinary share price or result in fluctuations in the price or trading volume of our ordinary shares include:

  •
  variations in our quarterly operating results which can fluctuate as a result of, among other factors, the timing of aircraft sales which can significantly affect our revenues, adjustments to our accrued maintenance liability and changes in interest rates that can affect the value of derivatives which we mark to market;

  •
  failure to meet earnings estimates;

  •
  publication of research reports about us, other aircraft lessors or the aviation industry or the failure of securities analysts to cover our ordinary shares after this offering;

  •
  additions or departures of key management personnel;

  •
  adverse market reaction to any indebtedness we may incur or preference or ordinary shares we may issue in the future;

  •
  changes in our dividend payment policy or failure to execute our existing policy;

  •
  actions by shareholders;

  •
  changes in market valuations of similar companies;

  •
  announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

  •
  speculation about our business in the press or investment community;

  •
  changes or proposed changes in laws or regulations affecting the aviation industry or enforcement of these laws and regulations or announcements relating to these matters; and

  •
  general market, political and economic conditions and local conditions in the markets which our lessees are located.

        In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of companies' ordinary shares, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

  Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per ordinary share immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will incur an immediate dilution of $15.80 in net tangible book value per ordinary share from the price you paid, based on an assumed initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover page of this prospectus. For a further description of the dilution that you will experience immediately after this offering, see "Dilution".

  Future sales of ordinary shares by existing shareholders could cause our ordinary share price to decline which could adversely affect our ability to fund our growth and operations.

        If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market after the lock-up, and other legal restrictions on resale discussed in this prospectus no longer apply, the trading price of our ordinary shares could decline. Upon completion of this offering, we will have outstanding a total of 85.0 million ordinary shares. Of these ordinary shares, only the 26.1 million ordinary shares sold in this offering, which does not include any shares to be sold if the underwriters exercise their overallotment option, will be freely tradable, without restriction, in the public market.

        Our underwriters, however, may, in their sole discretion, permit our officers, directors, and other current shareholders who are subject to the contractual lock-up to sell ordinary shares prior to the expiration of the lock-up agreements.

        We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended for up to an additional 18 days under certain circumstances. After the lock-up agreements expire, up to an additional 58.9 million ordinary shares will be eligible for sale in the public market. All of these ordinary shares are held by affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

Risks Related to Taxation

  We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

        We do not believe we are currently a PFIC and we intend to conduct our affairs in a manner that will reduce the likelihood of our being a PFIC. The determination as to whether a foreign corporation is a PFIC is a complex determination based on all of the relevant facts and circumstances and depends on the classification of various assets and income under PFIC rules. In our case, the determination is further complicated by the application of the PFIC rules to leasing companies and to joint ventures and financing structures common in the aircraft leasing industry. If we are or become a PFIC, U.S. shareholders may be subject to increased U.S. federal income taxes on a sale or other disposition of our ordinary shares and on the receipt of certain distributions and will be subject to increased U.S. federal income tax reporting requirements. See "Tax Considerations—U.S. Tax Considerations" for a more detailed discussion of the consequences to you if we are treated as a PFIC and a discussion of certain elections that may be available to mitigate the effects of that treatment. We urge you to consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

  We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results and growth prospects.

        We and our subsidiaries are subject to the income tax laws of Ireland, The Netherlands and the United States and other jurisdictions in which our subsidiaries are incorporated or based. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled to reduce the exposure to such additional taxation, no assurance can be given that we will not be subject to such taxes in the future and that such taxes will not be substantial. The imposition of such taxes could have a material adverse effect on our financial results and growth prospects.

  We may incur current tax liabilities in our primary operating jurisdictions in the future.

        While we have not incurred material income tax liabilities in our primary operating jurisdictions in the past due to, among other things, accelerated tax depreciation, deductible financing expenses and intercompany servicing arrangements, we may incur material income tax liabilities in those jurisdictions in the future. Due to the acquisition of AeroTurbine, we expect to pay U.S. income taxes in the future. If we become subject to material income taxes in any of our other primary operating jurisdictions, our increased tax liabilities could adversely affect our cash flows and have a material adverse effect on our financial results and growth prospects.

  We may become subject to additional Irish taxes based on the extent of our operations carried on in Ireland.

        Our Irish tax resident subsidiaries are currently subject to Irish corporate income tax on trading income at a rate of 12.5%, on capital gains at 20%, and on other income at 25%. We expect that substantially all of our Irish income will be treated as trading income for tax purposes in future periods. As of December 31, 2005, we had $410.0 million of Irish tax losses available to carry forward against our trading income. The continued application of the 12.5% tax rate to trading income generated in our Irish tax resident subsidiaries and the ability to carry forward Irish tax losses to shelter future taxable trading income depends in part on the extent and nature of activities carried on in Ireland both in the past and in the future. AerCap Ireland and its Irish tax resident subsidiaries intend to carry on their activities in Ireland so that the 12.5% rate of tax applicable to trading income will apply and that they will be entitled to shelter future income with tax losses that arose from the same trading activity. There can be no assurance that we will continue to be entitled to apply our loss carryforwards against future taxable trading income in Ireland.

  We may fail to qualify for benefits under one or more tax treaties.

        We do not expect that our subsidiaries located outside of the United States will have any material U.S. federal income tax liability by reason of activities we carry out in the United States and the lease of assets to lessees that operate in the United States. However, this conclusion will depend, in part, on continued qualification for the benefits of income tax treaties between the United States and other countries in which we are subject to tax (particularly The Netherlands and Ireland). That in turn will depend for the most part on the nature and level of activities carried on by our subsidiaries in each jurisdiction.

        There can be no assurance that the nature of our activities will be such that our subsidiaries will continue to qualify for the benefits of the income tax treaties with the United States or that we will otherwise qualify for treaty benefits. Failure to so qualify could result in the imposition of U.S. federal taxes which could have a material adverse effect on our financial results and growth prospects.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, principally under the captions "Prospectus Summary", "Aircraft, Engine and Aviation Parts Industry", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". We have based these forward-looking statements largely on our current beliefs, expectations of SH&E and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

  •
  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

  •
  our ability to integrate AeroTurbine's engine and parts business with our aircraft business,

  •
  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

  •
  the economic condition of the global airline and cargo industry,

  •
  the ability of our lessees and potential lessees to make operating lease payments to us,

  •
  competitive pressures within the industry,

  •
  changes in interest rates and availability of capital to us and to our customers,

  •
  the negotiation of aircraft management services contracts,

  •
  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

  •
  the risks set forth in "Risk Factors" included in this prospectus.

        The words "believe", "may", "will", "aim", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances described in this prospectus might not occur and are not guarantees of future performance.

USE OF PROCEEDS

The Sale of Ordinary Shares by Us

        We estimate that the net proceeds to us from the offering will be approximately $140.0 million, assuming an initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses totaling $16.4 million. We expect to use all of the net proceeds we receive from the offering to repay a portion of our outstanding senior secured term loan and/or junior subordinated loan incurred in connection with our acquisition of AeroTurbine in April 2006. These loans are scheduled to mature in April 2011 and are repayable with a 1% prepayment penalty. The senior secured term loan bears an interest rate of three-month LIBOR plus 2.75% and the junior subordinated loan bears an interest rate of three-month LIBOR plus 5.50%. See "Indebtedness—AeroTurbine Calyon Loans and Facility". Our selling shareholders will not receive any proceeds from the sale of ordinary shares by us. We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders or from the exercise of the over-allotment option granted by the selling shareholders to the underwriters.

        A $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $6.3 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

        Rothschild Inc. is an independent financial advisor assisting us in connection with our financing strategies in connection with this offering. Upon consummation of this offering, we have agreed to pay Rothschild Inc. a fee of $2.0 million for its services, which we and Cerberus will pay from the proceeds of this offering.

The Sale of Ordinary Shares by the Selling Shareholders

        Our selling shareholders are directly owned by Bermuda holding companies, the Bermuda Parents, with identical share ownership and capital structures consisting of preferred shares and common shares. The Bermuda Parents do not own any other significant assets or conduct any other significant activities outside of their indirect investment in us and the value of the Bermuda Parents is derived exclusively with reference to our value. No distributions may be made to holders of common shares of the Bermuda Parents unless all accrued and unpaid dividends on their preferred shares have been paid and the preferred shares have been redeemed or otherwise retired. As of September 30, 2006, the accrued dividends and liquidation preference payment required to pay all accrued dividends and redeem the preferred shares of all of the Bermuda Parents was $393.5 million. Cerberus owns 99.6% and members of our senior management identified under "Principal and Selling Shareholders" own 0.4% of the preferred shares of the Bermuda Parents.

        We expect the net proceeds from the sale of the ordinary shares by the selling shareholders to be distributed to the Bermuda Parents and used first to pay all accrued dividends and to redeem all of the preferred shares. We expect any remaining net proceeds from the sale of the ordinary shares by the selling shareholders, including any remaining proceeds from exercise of the over-allotment option by the underwriters, to be distributed to holders of the common shares of the Bermuda Parents. Cerberus owns 86.0% of the common shares of the Bermuda Parents and members of our senior management and a consultant identified under "Principal and Selling Shareholders" own 14.0% of the common shares of the Bermuda Parents.

        In addition to common shares owned by members of our senior management and a consultant described above, members of our senior management and Board of Directors also own options to purchase common shares of the Bermuda Parents exercisable upon the closing of this offering. If all such options are exercised, Cerberus would own 83.0% of the common shares of the Bermuda Parents and members of our senior management, Board of Directors and a consultant would own 17.0% of the common shares. See "Principal and Selling Shareholders" for more information regarding our ownership structure and our indirect shareholders.

DIVIDEND POLICY

        To date, we have not declared or paid any dividends on our ordinary shares. We intend to retain any future earnings to fund working capital and our growth and do not expect to pay any dividend in the foreseeable future. The payment of dividends is subject to the discretion of our Board of Directors and the approval of our shareholders. While the financial statements included in this prospectus are prepared in accordance with US GAAP, under the laws of The Netherlands the amount of dividends we may declare is determined by our Board of Directors by reference to our accounts under Netherlands GAAP and subject to the availability of adequate equity.

        In addition, to the extent we decide to pay dividends in the future, our ability to pay dividends will be subject to:

  •
  our future earnings, financial condition, cash requirements, financial leverage, compliance with statutory and regulatory requirements and general business conditions; and

  •
  the terms of our financing facilities that may, from time to time, contain restrictions on dividend payments.

        As a holding company, our ability to pay dividends depends primarily on the receipt of dividends and distributions from our subsidiaries. If we pay dividends, we expect to declare dividends in US dollars; however, we have the corporate authority to declare dividends in other currencies. Existing financing arrangements for our aircraft include provisions which limit distributions of cash to us from the subsidiaries through which our aircraft are owned.

DILUTION

        Dilution is the amount by which the price paid by the new investors purchasing our ordinary shares in this offering will exceed the pro forma net tangible book value per ordinary share as of September 30, 2006 after completion of this offering. Net tangible book value per ordinary share represents our net worth, or total tangible assets less total liabilities and minority interests, divided by the number of ordinary shares outstanding on September 30, 2006, adjusted to give effect to a 1,738.6 to 1 stock split. Our net tangible book value as of September 30, 2006 was $472.1 million, or $6.03 per ordinary share. Assuming the ordinary shares to be sold in this offering at an assumed initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses, our net tangible book value as of September 30, 2006 would have been approximately $612.1 million, or $7.20 per ordinary share. This represents an immediate dilution in net tangible book value of $15.80 per ordinary share to new investors purchasing ordinary shares in this offering, and an immediate increase in net tangible book value of $1.17 per ordinary share to existing shareholders.

        Purchasers of ordinary shares in the offering will experience a substantial and immediate dilution in net tangible book value per ordinary share for financial accounting purposes, as illustrated on a pro forma basis in the following table:

Assumed initial public offering price per ordinary share		$23.00
Net tangible book value per ordinary share as of September 30, 2006 before this offering	$6.03
Increase in net tangible book value per ordinary share attributable to this offering	$1.17

Adjusted net tangible book value per ordinary share as of September 30, 2006, as adjusted to reflect this offering		$7.20

Dilution in net tangible book value per ordinary share		$15.80

        The following table sets forth as of September 30, 2006, the total consideration paid and the average price per ordinary share paid by existing shareholders and new investors with respect to the number of ordinary shares issued, as adjusted to reflect this offering. Amounts are given before deduction of the estimated underwriting discount and offering expenses payable by us and assume an initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus.

	Ordinary shares issued		Total consideration
					Average price per ordinary share
	Number	Percent	Amount	Percent
Existing shareholders	78,236,957	92.0%	$370,000,000	70.0%	$4.73
New investors(1)	6,800,000	8.0%	$156,400,000	30.0%	$23.00

Total	85,036,957	100.0%	$526,400,000	100.0%	$6.19

(1)
Assuming that the underwriters' over-allotment option is not exercised and that no existing shareholders purchase ordinary shares in this offering, sales by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders from 78,236,957 to 58,936,957, or approximately 69.3% of the total ordinary shares outstanding, and, together with the sale of ordinary shares by us in this offering, will result in new investors holding 26,100,000 ordinary shares, or 30.7% of the total ordinary shares outstanding after this offering.

        A $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $6.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents, restricted cash and capitalization as of September 30, 2006. This information is presented:

  •
  on an actual basis;

  •
  as adjusted to give effect to:

  •
  the sale of ordinary shares in this offering at an assumed offering price of $23.00, the mid-point of the price range set forth on the cover of this prospectus, after deducting the estimated underwriters' discounts and commissions and offering expenses payable by us which are capitalizable as a reduction of ordinary share capital (increase of $142.7 million);

  •
  the payment of an estimated $2.7 million of non-capitalizable expenses associated with the offering which will be expensed and reflected as a reduction to retained earnings;

  •
  the application of all of the net proceeds from the sale of our ordinary shares in this offering (based on the mid-point of the price range set forth on the cover of this prospectus) to repay $140.0 million of indebtedness incurred in connection with our acquisition of AeroTurbine; and

  •
  AerCap Holdings N.V.'s acquisition of all of the assets and liabilities of AerCap Holdings C.V., which occurred on October 27, 2006 and resulted in the conversion of existing partners' capital to ordinary share capital (reclassification of $385.0 million).

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Use of Proceeds", and our unaudited consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As adjusted
	(US dollars in thousands)
Cash and cash equivalents(1)	$215,325	$215,325
Restricted cash	125,065	125,065

Total cash and cash equivalents and restricted cash(1)	$340,390	$340,390

ALS securitization debt(2)	$896,157	$896,157
ECA-guaranteed debt(2)	578,573	578,573
Commercial bank debt(2)(3)	706,074	566,074
Other term debt	278,173	278,173

Total term debt	2,458,977	2,318,977
Minority interest	32,020	32,020
General partner's capital	3,700	—
Limited partners' capital	381,264	—
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)(1)(4)	—	527,691
Retained earnings	154,805	152,078

Total partners' capital/shareholders' equity(1)	539,769	679,769

Total capitalization(1)	$3,371,156	$3,371,156

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents and total cash and cash equivalents and restricted cash by $6.3 million and increase (decrease) each of ordinary share capital, total partners' capital/shareholders' equity and total capitalization by $6.3 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
All of this indebtedness is secured. For a description of our indebtedness see "Indebtedness".

(3)
In October 2006, we entered into a $248.0 million senior secured term loan with a syndicate of banks led by Calyon to finance the purchase of 25 aircraft from GATX.

(4)
Includes the effects of the conversion of existing partners' capital to ordinary share capital of $385.0 million, the receipt of $140.0 million of the net proceeds from this offering, and the payment of $2.7 million of non-capitalizable expenses.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents AerCap Holdings C.V.'s (the successor company) and AerCap B.V.'s (the predecessor company) selected consolidated financial data for each of the periods indicated, prepared in accordance with US GAAP. You should read this information in conjunction with AerCap Holdings C.V.'s audited consolidated financial statements and related notes and unaudited condensed consolidated interim financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

        AerCap Holdings N.V. was formed as a Netherlands public limited liability company ("naamloze vennootschap") on July 10, 2006 and acquired all of the assets and liabilities of AerCap Holdings C.V., a Netherlands limited partnership on October 27, 2006. AerCap Holdings C.V. was formed on June 27, 2005 for the purpose of acquiring all of the shares and certain liabilities of AerCap B.V., (formerly known as debis Air Finance B.V.), in connection with the 2005 Acquisition. The financial information presented as of and for the fiscal years ended December 31, 2003 and 2004, and the six months ended June 30, 2005 and December 31, 2005, was derived from AerCap Holdings C.V.'s audited consolidated financial statements included in this prospectus. The financial information presented as of and for the fiscal years ended December 31, 2001 and 2002 was derived from AerCap B.V.'s unaudited consolidated financial statements. The financial information presented for the three months ended September 30, 2005 and as of and for the nine months ended September 30, 2006 was derived from AerCap Holding C.V.'s unaudited condensed consolidated interim financial statements included in this prospectus.

	AerCap B.V.					AerCap Holdings C.V.
	Year ended December 31,				Six months ended June 30,	Three months ended September 30,	Six months ended December 31,	Nine months ended September 30,
	2001 (restated)(1)(2)(3)	2002 (restated)(1)(2)(3)	2003 (restated)(1)(2)(3)	2004 (restated)(2)(3)
					2005(3)	2005	2005(3)(6)	2006*
	(In thousands, except per share amounts)
Consolidated Income Statement Data:
Revenues
Lease revenue	$530,329	$459,115	$343,045	$308,500	$175,333	$81,325	$173,568	$311,131
Sales revenue	263,827	13,105	7,499	32,050	79,574	—	12,489	236,665
Management fee revenue	16,803	7,160	13,400	15,009	6,512	4,044	7,674	10,330
Interest revenue	30,854	28,468	22,432	21,641	13,130	10,448	20,335	26,656
Other revenue	—	1,826	84,568	13,667	3,459	174	1,006	18,014

Total revenues	841,813	509,674	470,944	390,867	278,008	95,991	215,072	602,796
Expenses
Depreciation and amortization	189,699	202,395	143,303	125,877	66,407	22,477	45,918	72,347
Cost of goods sold	223,721	11,012	6,657	18,992	57,632	—	10,574	183,264
Interest on term debt	309,932	267,228	123,435	113,132	69,857	24,868	44,742	111,432
Impairments(4)	17,304	170,498	6,066	134,671	—	—	—	—
Other expenses	54,029	54,734	87,079	66,940	26,726	10,708	26,656	44,676
Selling, general and administrative expenses	39,704	40,472	39,267	36,449	19,559	10,937	26,949	66,571

Total expenses	834,389	746,339	405,807	496,061	240,181	68,990	154,839	478,290
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	7,424	(236,665)	65,137	(105,194)	37,827	27,001	60,233	124,506
Provision for income taxes	(42,311)	58,569	(28,222)	(168)	(4,127)	(4,086)	(10,570)	(20,094)
Minority interest net of tax	—	—	—	—	—	—	—	730
Cumulative effect of change in accounting principle	—	(99,491)	—	—	—	—	—	—

Net (loss) income	$(34,887)	$(277,587)	$36,915	$(105,362)	$33,700	$22,915	$49,663	$105,142

(Loss) earnings per share, basic and diluted	(47.39)	(377.05)	50.14	(143.12)	45.78	—	—	—
Weighted average shares outstanding, basic and diluted	736	736	736	736	736	—	—	—
Pro forma earnings per share, basic and diluted, due to change in organizational structure (unaudited)(5)	—	—	—	—	—	0.27	0.60	1.29
Pro forma weighted average shares, basic and diluted (unaudited)(5)	—	—	—	—	—	78,237	78,237	78,237

*
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to September 30, 2006.

	AerCap B.V.					AerCap Holdings C.V.
	Year ended December 31,				Six months ended June 30,	Three months ended September 30,	Six months ended December 31,	Nine months ended September 30,
	2001 (restated)(1)(2)(3)	2002 (restated)(1)(2)(3)	2003 (restated)(1)(2)(3)	2004 (restated)(2)(3)
					2005(3)	2005	2005(3)(6)	2006*
	(US dollars in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$249,592	$220,234	$123,614	$91,933	$107,275	$43,323	$109,238	$176,292
Net cash provided by (used in) investing activities	110,556	(676,619)	(316,170)	(218,481)	14,525	(1,657,330)	(1,431,259)	(344,483)
Net cash (used in) provided by financing activities	(410,960)	389,839	237,901	136,546	(142,005)	(1,708,802)	1,505,472	201,224

*
Includes the results of AeroTurbine for the period from April 26, 2006 (date of acquisition) to September 30, 2006.

	AerCap B.V.				AerCap Holdings C.V.
	As of December 31,					As of September 30,
	2001 (restated)(2)	2002 (restated)(2)	2003 (restated)(1)(2)	2004 (restated)(2)
					2005	2006
	(US dollars in thousands)
Consolidated Balance Sheets Data:
Assets
Cash and cash equivalents	$152,667	$86,121	$131,268	$143,640	$183,554	$215,325
Restricted cash	140,086	243,336	206,572	118,422	157,730	125,065
Flight equipment held for operating leases, net	3,255,737	3,476,501	2,484,850	2,748,347	2,189,267	2,542,119
Notes receivable, net of provisions	187,433	195,236	188,616	250,774	196,620	158,303
Prepayments on flight equipment	121,915	157,198	160,624	135,202	115,657	129,496
Other assets	492,621	343,685	305,498	218,565	218,405	381,039

Total assets	$4,350,459	$4,502,077	$3,477,428	$3,614,950	$3,061,233	$3,551,347

Term debt	3,162,850	3,571,178	2,763,666	3,115,492	2,172,995	2,458,977
Other liabilities	814,368	835,255	581,202	472,443	468,575	552,601
Shareholders' equity / partners' capital	373,241	95,644	132,560	27,015	419,663	539,769

Total liabilities and shareholders' equity / partners' capital	$4,350,459	$4,502,077	$3,477,428	$3,614,950	$3,061,233	$3,551,347

(1)
Includes the results of operations and cash flows for AerCo during 2001, 2002 and the three months ended March 31, 2003. On March 31, 2003, we sold a portion of our interest in AerCo and then deconsolidated it from our accounts because it was determined that we were no longer the primary beneficiary of AerCo as of March 31, 2003. The amount of total revenue attributable to AerCo in the three months ended March 31, 2003 was $106.4 million (including $72.2 million of other income). See Note 1 to our audited consolidated financial statements contained in this prospectus.

(2)
AerCap B.V. restated its audited consolidated financial statements as of December 31, 2001, 2002, 2003 and 2004 and for each of the four years in the period ended December 31, 2004:

  •
  to account for the reclassification of derivative instruments from hedges under FAS 133 to non-hedged transactions because AerCap B.V., determined after a comprehensive review, that its derivative instruments did not meet the requirements of FAS 133;

  •
  to account for five capital lease obligations and notes receivable entered into in connection with five aircraft sale-leaseback transactions which were determined in 2005 to have not been fully legally defeased and resulted in the recognition of the related capital lease obligations and notes receivable on AerCap B.V.'s balance sheet and related interest revenue and interest expense of the capital lease obligations and notes receivable on AerCap's income statement; and

    •
    to change the way AerCap B.V. accounted for supplemental rental receipts related to maintenance obligations in 2004.

The effect of the restatements on net income and retained earnings was ($66,641) and ($66,641), respectively, for the year ending December 31, 2001, ($66,395) and ($133,036), respectively, for the year ending December 31, 2002, $90,974 and ($42,062), respectively, for the year ending December 31, 2003 and $19,913 and ($22,149), respectively, for the year ending December 31, 2004. See Note 1 to our audited consolidated financial statements contained in this prospectus. AerCap Holdings C.V. also restated its consolidated cash flow statement for the six months ended December 31, 2005 to reclassify certain debt issuance costs that had been incorrectly classified as operating cash flows into financing cash flows and its consolidated cash flow statements for the years ended December 31, 2001, 2002, 2003 and 2004 and the six months ended June 30, 2005 and December 31, 2005 to reclassify cash flows from notes receivable to operating cash flows from investing cash flows. See Note 1 to our audited consolidated financial statements contained in this prospectus.

(3)
Certain reclassifications to the prior presentation have been made in these periods to conform the presentation in these historical periods to the presentation for the nine months ended September 30, 2006. The changes: (i) reclassify the presentation in net gain on sale of assets to a gross presentation to show sales revenue and cost of goods sold and reclassify the net gain on sale of financial assets to other revenue and (ii) reclassify our depreciation and amortization expenses from aircraft depreciation and selling, general and administrative expenses and present these expenses in a new line item entitled depreciation and amortization. These reclassifications have had no impact on income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle, net income or earnings per share. See Note 1 to our audited consolidated financial statements contained in this prospectus.

(4)
Includes aircraft impairment, investment impairment and goodwill amortization.

(5)
The pro forma earnings per share has been calculated to show the net income and earnings per share as if AerCap Holdings C.V. were a taxable corporation from June 30, 2005 and as if it had 78,236,957 shares outstanding, which is the number of shares issued by AerCap Holdings N.V. upon its incorporation, after giving effect to a 1,738.6 to 1 stock split and to reflect the tax impact of changing from a non-taxable partnership to a taxable corporation. See Note 2 "Pro forma Information Due to Change in Organizational Structure (unaudited)" to our audited consolidated financial statements included in this prospectus and Note 8 to our unaudited condensed consolidated interim financial statements in this prospectus.

(6)
We were formed on June 27, 2005; however, we did not commence operations until June 30, 2005, when we acquired all of the shares and certain of the liabilities of AerCap B.V. Our initial accounting period was from June 27, 2005 to December 31, 2005, but we generated no material revenue or expense between June 27, 2005 and June 30, 2005 and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled our initial accounting period in the table headings in this prospectus as the six months ended December 31, 2005.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

        The following unaudited consolidated pro forma income statements for the nine months ended September 30, 2005 and 2006 and for the year ended December 31, 2005 have been derived by the application of pro forma adjustments to AerCap Holdings C.V.'s unaudited condensed consolidated interim financial statements and audited consolidated financial statements and AeroTurbine's audited combined financial statements included in this prospectus and AeroTurbine's unaudited combined interim financial statements for the period from January 1, 2006 to April 25, 2006 not included in this prospectus.

        The unaudited consolidated pro forma income statement for the nine months ended September 30, 2006 gives effect to the following as if they had occurred on January 1, 2005:

  •
  the AeroTurbine Acquisition and related conforming accounting changes;

  •
  AerCap Holdings N.V.'s acquisition of all the assets and liabilities of AerCap Holdings C.V.; and

  •
  this offering and our use of proceeds.

        The unaudited consolidated pro forma income statements for the nine month period ended September 30, 2005 and the year ended December 31, 2005 give effect to the following as if they had occurred on January 1, 2005:

  •
  the 2005 Acquisition;

  •
  the AeroTurbine Acquisition and related conforming accounting changes;

  •
  AerCap Holdings N.V.'s acquisition of all the assets and liabilities of AerCap Holdings C.V.; and

  •
  this offering and our use of proceeds.

        The unaudited consolidated pro forma balance sheet as of September 30, 2006 has been derived by the application of pro forma adjustments to AerCap Holdings C.V.'s unaudited condensed consolidated balance sheet for the nine months ended September 30, 2006 and gives effect to this offering and our use of proceeds as if they occurred on September 30, 2006.

        The unaudited consolidated pro forma financial information is based on assumptions and preliminary data and reflects adjustments described in the accompanying notes. The unaudited consolidated pro forma financial information is being furnished solely for informational purposes and is not intended to represent or be indicative of the results that we would have reported if the transactions identified above had occurred on the dates indicated, nor does it purport to represent the results of operations we will obtain in future periods. The unaudited consolidated pro forma financial information should be read in conjunction with AerCap Holdings C.V's unaudited condensed consolidated interim financial statements and the related notes, AerCap Holdings C.V.'s audited consolidated financial statements and the related notes and AeroTurbine's audited combined financial statements and the related notes included in this prospectus.

The 2005 Acquisition

        On June 27, 2005, Cerberus formed AerCap Holdings C.V., a Netherlands partnership. On June 30, 2005, AerCap Holdings C.V. acquired all of AerCap B.V.'s (formerly known as debis AirFinance B.V.) shares (book equity of $96.0 million) and approximately $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. AerCap Holdings C.V. paid a total consideration of $1.37 billion in the 2005 Acquisition, including transaction expenses of $42.7 million and an equity contribution directly to AerCap B.V. of $35.1 million. Of the total consideration paid by AerCap Holdings C.V., $370.0 million was funded through equity contributions by Cerberus and $1.0 billion was funded through a term loan. The purchase price was $506.4 million less than the net book value of the acquired assets and assumed liabilities. The purchase consideration has been allocated to the acquired assets and assumed liabilities on June 30, 2005 based on their fair values in accordance with FAS 141, Business Combinations, as follows:

Fair values acquired
(US dollars in thousands)
Flight equipment held for operating lease	$2,085,221
Prepayments on flight equipment	119,200
Intangible lease premium	45,134
Deferred tax asset	109,447
Cash and cash equivalents	123,668
Other	359,019

Total assets	$2,841,689
Accrued maintenance liability	135,114
Term debt	999,457
Other	337,841

Total liabilities	1,472,412

Cash paid	$1,369,277

        The fair value adjustments to our assets and liabilities will amortize over the applicable contractual terms, the useful lives of the acquired assets and liabilities or all at once upon the disposition of the acquired assets and liabilities. Our operating results in periods after the 2005 Acquisition have been positively impacted by reduced depreciation and amortization as a result of reduced carrying values of our assets. In addition, due to the reduction in term debt following the 2005 Acquisition, our operating results in periods after 2005 have been positively impacted by reduced interest expense.

The AeroTurbine Acquisition

        On April 26, 2006, we purchased all of the existing share capital of AeroTurbine, Inc. The total payment for the AeroTurbine shares of $146.8 million, including acquisition expenses, was funded through cash from our operations of $73.1 million and $73.7 million of cash raised from a refinancing of AeroTurbine's existing debt. The new financing totaled $175.0 million and included $160.0 million of senior secured debt and a $15.0 million subordinated loan. We have allocated the $146.8 million purchase price to our preliminary estimate of the fair values of acquired assets and assumed liabilities at April 26, 2006 in accordance with FAS 141 as follows:

Estimated fair values
(US dollars in thousands)
Cash and cash equivalents	$1,601
Equipment held for operating lease	160,994
Inventory	52,643
Intangible assets	25,600
Goodwill	37,225
Property and equipment	7,896
Other	23,442

Total assets	$309,401
Term debt	93,104
Deferred taxes	49,972
Other	19,477

Total liabilities	162,553

Total consideration paid	$146,848

        This allocation was based on the assumptions described in the notes below and information available to us at the time of this offering, which are subject to change. The pro forma adjustments for the AeroTurbine Acquisition do not include the tax effects, if any, of the addition of AeroTurbine's operations to those of AerCap C.V.  The allocation of the estimated purchase price is preliminary as final valuation information has not been obtained and is based on the assets and liabilities existing at April 26, 2006. The final allocation of the purchase price will be based on final valuation data. The operating results of AeroTurbine after the AeroTurbine Acquisition have been negatively impacted as a result of increased asset carrying values and indebtedness which resulted in increased depreciation and amortization, cost of goods sold and interest expense.

        The intangibles recognized in the purchase price allocation and their related estimated useful lives are as follows:

Intangible Asset	Estimated fair value	Estimated useful lives
	(US dollars in thousands)	(years)
Customer relationships—parts	$19,800	10
Customer relationships—engines	3,600	10
FAA certificate	1,100	15
Non-compete agreement	1,100	6

Total	$25,600

        After we have completed our valuation analysis for the purchase price allocation for the AeroTurbine Acquisition, we may make adjustments to our carrying values of acquired assets and assumed liabilities to reflect our final valuation determinations. These adjustments could be significant. The final determination of the cash we will be required to pay for the AeroTurbine Acquisition is contingent on the amount of taxable earnings of AeroTurbine for the year ended December 31, 2005 and for the period from January 1, 2006 to April 25, 2006. It is not possible to determine the exact amount of this adjustment at this time, but the amount is anticipated to be approximately a $1.2 million increase to total cash paid for AeroTurbine. In addition, we may elect to treat the purchase as an asset purchase for tax purposes. If this election is made, additional cash will be paid to the selling shareholders of AeroTurbine to indemnify them against an increase in their personal income tax liability arising from the sale. As a result of the election, the tax basis of the acquired assets will increase resulting in a decrease to the deferred tax liability recognized in the acquisition of AeroTurbine and a decrease in the amount of recognized goodwill. We have not yet determined the amount of additional cash we would be required to pay in connection with such an election, but anticipate that the amount will be approximately $20.0 million. We expect to determine whether we will elect to treat the AeroTurbine Acquisition as an asset purchase by December 31, 2006.

        Prior to the AeroTurbine Acquisition, certain of AeroTurbine's financial statements line items were different from those of AerCap Holding C.V.'s. Due to the consolidation of AerCap Holdings C.V. and AeroTurbine we have reclassified certain of AeroTurbine's historical financial statement line items to reflect our consolidated results of operations. Accordingly, we have conformed the presentation of our pro forma financial information for the nine months ended September 30, 2005 and the year ended December 31, 2005 to our new unified financial statement presentation.

Formation of AerCap Holdings N.V.

        As part of this offering, we have formed AerCap Holdings N.V., a taxable Netherlands public limited liability company ("naamloze vennootschap"), to acquire all of the assets and liabilities of AerCap Holdings C.V., a non-taxable Netherlands limited partnership. AerCap Holdings N.V. acquired all of the assets and liabilities of AerCap Holdings C.V. on October 27, 2006. Since this acquisition is a transaction under common control, there is no resulting impact on our consolidated financial position.

Unaudited Consolidated Pro Forma Income Statement—Nine Months Ended September 30, 2005

			AerCap Acquisition
	Predecessor	Successor			Subtotal AerCap
			Six months ended June 30, 2005 Pro Forma Adjustments(1)
	Six months ended June 30, 2005 Historic	Three months Ended September 30, 2005 Historic			Nine months ended September 30, 2005
	(US dollars in thousands)
Revenues
Lease revenue	$175,333	$81,325	$(2,935	)1(a)	$253,723
Sales revenue	79,574	—	—		79,574
Management fee revenue	6,512	4,044	—		10,556
Interest revenue	13,130	10,448	4,610	1(b)	28,188
Other revenue	3,459	174	—		3,633

Total revenues	278,008	95,991	1,675		375,674
Expenses
Depreciation and amortization	66,407	22,477	(18,454	)1(c)	70,430
Cost of goods sold	57,632	—	—		57,632
Interest on term debt	69,857	24,868	(13,269	)1(d),(e)	81,456
Operating lease in costs	13,877	6,475	(1,232	)1(f)	19,120
Leasing expenses	9,688	4,450	—		14,138
Provision for doubtful notes and accounts receivable	3,161	(217)	—		2,944
Selling, general and administrative expenses	19,559	10,937	—		30,496

Total expenses	240,181	68,990	(32,955)		276,216

Income (loss) from continuing operations before income taxes and minority interests	37,827	27,001	34,630		99,458
Other (expenses) income	—	—	—		—
Provision for income taxes	(4,127)	(4,086)	(6,926	)1(g)	(15,139)

Net income (loss)	$33,700	$22,915	$27,704		$84,319

Unaudited Consolidated Pro Forma Income Statement—Nine Months Ended September 30, 2005

			AeroTurbine Acquisition
	Subtotal AerCap				Conforming changes		AerCap
		AeroTurbine
			Nine months ended September 30, 2005 Pro Forma Adjustments(2)		Nine months ended September 30, 2005 Pro Forma Adjustments(3)		Change of corporate structure/ offering Pro Forma Adjustments(4)
	Nine months ended September 30, 2005	Nine months ended September 30, 2005 Historic							Nine months ended September 30, 2005 Pro Forma
	(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	$253,723	$24,463	$108	2(a)	$—		$7,281	4(a)	$285,575
Sales revenue	79,574	68,976	—				—		148,550
Management fee revenue	10,556	—	—		—		—		10,556
Interest revenue	28,188	—	—		5	3(a)	—		28,193
Other revenue	3,633	—	—		170	3(a)	—		3,803

Total revenues	375,674	93,439	108		175		7,281		476,677
Expenses
Depreciation and amortization	70,430	—	—		9,323	3(b)	—		79,753
Cost of goods sold	57,632	56,000	9,264	2(b),(c),(e)	(17,487	)3(b)	—		105,409
Interest on term debt	81,456	—	—		11,439	3(a)	(8,274)	4(b)	84,621
Operating lease in costs	19,120	—	—		—				19,120
Leasing expenses	14,138	—	—		9,184		—		23,322
Provision for doubtful notes and accounts receivable	2,944	—	—		—		—		2,944
Selling, general and administrative expenses	30,496	12,933	19,208	2(d),(g)	(1,020	)3(b)		4(c)	61,617

Total expenses	276,216	68,933	28,472		11,439	(b)	(8,274)		376,786

Income (loss) from continuing operations before income taxes and minority interests	99,458	24,506	(28,364)		(11,264)		15,555		99,891
Other (expenses) income	—	(4,945)	(6,319	)2(f)	11,264	3(a)	—		—
Provision for income taxes	(15,139)	—	5,834	2(h)	—		(9,202	)4(d),(e)	(18,507)

Net income (loss)	$84,319	$19,561	$(28,849)		$—		$6,353		$81,384

Earnings per share basic	—	—	—		—		—		0.96	(5)
Earnings per share diluted	—	—	—		—		—		0.96
Weighted average shares outstanding basic	—	—	—		—		—		85,036,957
Weighted average shares outstanding diluted	—	—	—		—		—		85,036,957

Unaudited Consolidated Pro Forma Income Statement—Nine Months Ended September 30, 2006

	AerCap Holdings C.V.		AeroTurbine Acquisition				AerCap Holdings C.V.
		AeroTurbine			Conforming Changes
	Nine months ended September 30, 2006 Historic		January 1 - April 25, 2006 Pro Forma Adjustments(2)				Change of corporate structure/offering Pro Forma Adjustments(4)
		January 1 - April 25, 2006 Historic							Nine months ended September 30, 2006 Pro Forma
					Nine months ended September 30, 2006
	(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	$311,131	$12,668	$48	2(a)	$—		$4,854	4(a)	$328,701
Sales revenue	236,665	41,138	—		—		—		277,803
Management fee revenue	10,330	—	—		—		—		10,330
Interest revenue	26,656	—	—		5	3(a)	—		26,661
Other revenue	18,014	—	—		56	3(a)	—		18,070

Total revenues	602,796	53,806	48		61		4,854		661,565

Expenses
Depreciation and amortization	72,347	—	—		3,702	3(b)	—		76,049
Cost of goods sold	183,264	36,551	3,388	2(b),(c),(e)	(6,824	)3(b)	—		216,379
Interest on term debt	111,432	—	—		5,165	3(a)	(8,274)	4(b)	108,323
Operating lease in costs	18,925	—	—		—		—		18,925
Leasing expenses	26,598	—	—		3,653	3(b)	—		30,251
Provision for doubtful notes and accounts receivable	(847)	—	—		—		—		(847)
Selling, general and administrative expenses	66,571	7,804	8,537	2(d),(g)	(531	)3(b)	—	4(c)	82,381

Total expenses (income)	478,290	44,355	11,925		5,165		(8,274)		531,461

Income (loss) from continuing operations before income taxes and minority interests	124,506	9,451	(11,877)		(5,104)		13,128		130,104
Provision for income taxes	(20,094)	—	2,905	2(h)	—		(8,717)	4(d),(e)	(25,906)
Other (expenses) income	—	(2,569)	(2,535)		5,104	3(a)	—		—
Minority interests net of taxes	730	—	—		—		—		730

Net income (loss)	$105,142	$6,882	$(11,507)		$—		$4,411		$104,928

Earnings per share basic	—	—	—		—		—		1.23 (5)
Earnings per share diluted	—	—	—		—		—		1.23
Weighted average shares outstanding basic	—	—	—		—		—		85,036,957
Weighed average shares outstanding diluted	—	—	—		—		—		85,036,957

1.     Unaudited Consolidated Pro Forma Income Statement Adjustments—2005 Acquisition

        The unaudited consolidated pro forma income statement adjustments for the nine months ended September 30, 2005 relating to the 2005 Acquisition are as follows:

1(a)	Adjusted to reflect six months of straight-line amortization of intangible lease premium and lease deficiency of $26.8 million arising from the 2005 Acquisition. The lease premium asset represents the present value of contracted lease revenues which were at above-market rates. The lease deficiency represents the present value of contracted lease revenues which were at below-market rates. The useful lives were determined based on the applicable lease terms as of January 1, 2005 which range from one to six years, with a weighted average life of 4.6 years.
1(b)	Adjusted to reflect six months of accretion of the fair value adjustments on financial instruments of $29.9 million arising from the 2005 Acquisition. Accretion is calculated on an effective interest method over the applicable terms of the notes, which range from one to six years. Year one accretion is approximately $9.2 million.
1(c)	Adjusted to reflect six months of straight-line depreciation of the fair value adjustments on our flight equipment held for operating leases arising from the 2005 Acquisition. The fair value adjustment resulted in a $632.8 million reduction to the net book value of our flight equipment. The useful lives were determined for each asset and range from 10 to 25 years, with a weighted average remaining life of 17.1 years.
1(d)	Adjusted to reflect the financing of the 2005 Acquisition and the amortization of the fair value adjustments of $4.0 million recorded on our fixed rate term debt existing at the date of the 2005 Acquisition. On the date of the 2005 Acquisition, we eliminated $1.8 billion of loans from AerCap B.V.'s prior shareholders and we borrowed $1.0 billion under a variable rate term loan, which was repaid in October 2005 with the proceeds from an aircraft securitization variable rate term debt financing ($1.0 billion) that closed on September 15, 2005. The term loan is considered non-recurring for pro forma purposes. The pro forma adjustment was calculated as follows:
  •
  addition of $22.7 million of interest expense representing six months of interest expense on the aircraft securitization variable rate term debt using an interest rate of 4.82%, consisting of the one-month LIBOR rate of 3.34% at the date of the 2005 Acquisition plus a weighted average spread of 1.48%, on an average debt outstanding of $941.0 million for the six month period;

  •
  addition of $1.8 million of amortization of the related aircraft securitization term debt financing costs of $29.6 million for six months. The amortization is calculated using the effective interest method. Year one amortization is approximately $3.5 million;

  •
  subtraction of $42.2 million of interest expense on the shareholder loans recorded in our historical income statement for the six months ended June 30, 2005; and

  •
  subtraction of $0.3 million of accretion of the fair value adjustment ($4.0 million) on the fixed rate term debt existing at the date of the 2005 Acquisition. The accretion is calculated using the effective interest method over a period of the remaining term of the related debt at the acquisition date, with a range of four to nine years. Year one accretion is approximately $0.6 million.

    If interest rates were one eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by approximately $1.2 million in 2005.

1(e)	Adjusted to reflect six months of amortization ($4.8 million) of fair value adjustments of $34.2 million to liabilities (principally accrued maintenance liability and lessee deposit liability) which amortize on an effective-interest method. Year one amortization is approximately $9.6 million.
1(f)	Adjusted to reflect six months of accretion of fair value adjustments of $14.0 million of our onerous contract accrual arising from the 2005 Acquisition. This accrual relates to aircraft we lease under operating leases and sublease to airlines. Accretion is on an effective-interest method with periods corresponding to the remaining terms of the leases, ranging from three to seven years. Year one accretion is approximately $2.5 million.

1(g)	Adjusted to reflect the effects of the pro forma adjustments (1)(a) through (1)(f) above on provision for income taxes. The income tax effects of the acquisition adjustments are calculated with reference to the enacted tax rates of the jurisdictions in which the assets and liabilities to which the individual acquisition adjustments relate are owned. The tax rates ranged from 12.5% to 29.6%.

2.     Unaudited Consolidated Pro Forma Income Statement Adjustments—AeroTurbine Acquisition

        The pro forma adjustments relating to the AeroTurbine Acquisition included in the unaudited consolidated pro forma income statement for the nine months ended September 30, 2006 and September 30, 2005 are as follows:

2(a)	Adjusted to reflect nine months of straight-line amortization of a lease deficiency of $0.7 million recognized on the date of the AeroTurbine Acquisition ($0.1 million) for the nine months ended September 30, 2005 and four months of the amortization ($0.1 million) for the nine months ended September 30, 2006. The lease deficiency represents the present value of contracted lease revenues which are at below market rates for one of AeroTurbine's leases. The amortization period of five years is based on the remaining contractual lease term, including the renewal options that were determined at the time of the AeroTurbine Acquisition to be reasonably assured of being exercised.
2(b)	Adjusted to reflect nine months of the depreciation of the $35.8 million fair value adjustment of equipment held for operating lease ($1.9 million) for the nine months ended September 30, 2005 and four months of the fair value adjustment ($0.8 million) for the nine months ended September 30, 2006 of depreciation of the $35.8 million. The fair value adjustments are depreciated over the remaining estimated useful lives of the underlying assets as of January 1, 2005. The depreciation periods range from four to 15 years, with a remaining weighted average life of 12.6 years.
2(c)	Adjusted to reflect nine months of amortization of customer relationship intangible assets ($2.0 million) and straight line amortization of a FAA certificate and non-compete agreement ($0.2 million) for the nine months ended September 30, 2005 and four months of the amortization of the intangible assets ($0.8 million) and the amortization of a FAA certificate and non-compete agreement ($0.1 million) for the nine months ended September 30, 2006. Amortization of the intangible assets related to customer relationships is based on the anticipated sales in the ten years after the AeroTurbine Acquisition of both parts and engines which benefit from such relationships. 7% and 11% of the sales benefiting from the customer relationships are expected to occur in the first and second years following the AeroTurbine Acquisition, respectively. Amortization of the acquired FAA certificate is straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements.
2(d)	Adjusted to reflect nine months of the $4.0 million fair value adjustment on AeroTurbine's property and equipment ($0.9 million) for the nine months ended September 30, 2005 and four months of the adjustment ($0.4 million) for the nine months ended September 30, 2006. The depreciation is recorded straight-line over the remaining estimated useful lives of the underlying assets as of January 1, 2005. The depreciation periods range from one to seven years, with a weighted average life of 3.5 years.
2(e)	Adjusted to reflect nine months of amortization of the $13.6 million fair value adjustment to inventory ($5.2 million) for the nine months ended September 30, 2005 and four months of the amortization ($1.6 million) for the nine months ended September 30, 2006. Based on our historical experience, approximately 52% of the acquired inventory will be sold in the first 12 months after the AeroTurbine Acquisition and 36% will be sold in the second 12 months after the AeroTurbine Acquisition.

2(f)	Adjusted to reflect the financing of the AeroTurbine Acquisition. The adjustment for the nine months ended September 30, 2005 reflects the subtraction of $5.1 million of interest expense and $0.4 million of debt issuance cost amortization for nine months on AeroTurbine's historical indebtedness prior to the AeroTurbine Acquisition and pro forma inclusion of $10.6 million of interest expense and $1.2 million of debt issuance cost amortization for nine months for the $175.0 million financing incurred to fund the AeroTurbine Acquisition. The adjustment for the nine months ended September 30, 2006 reflects the subtraction of $2.7 million of interest and debt issuance cost amortization for four months on AeroTurbine's historical indebtedness prior to the AeroTurbine Acquisition and the inclusion of $4.7 million of interest expense and $0.5 million of debt issuance cost amortization for four months for the $175.0 million financing incurred to fund the AeroTurbine Acquisition. Interest on the post AeroTurbine Acquisition debt was calculated using a three-month LIBOR rate of 5.13% at the date of the AeroTurbine Acquisition plus a weighted average spread of 2.99%.
If interest rates were one eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by approximately $0.2 million and $0.1 million in the nine months ended September 30, 2005 and the four months ended April 26, 2006.
2(g)	Adjusted to reflect nine months of the compensation expense ($18.3 million) in connection with restricted shares purchased by two members of the senior management of AeroTurbine on the date of the AeroTurbine Acquisition for the nine months ended September 30, 2005 and four months of compensation expense ($8.1 million) for the nine months ended September 30, 2006. The restricted shares were awarded in four equal tranches. The first three tranches qualify as equity awards from their inception under FAS 123R. The fourth tranche qualified as a liability award between April 26, 2006, the date of grant, and September 19, 2006 because the two members of the senior management of AeroTurbine had the right to put the shares back to the Bermuda Parents immediately upon vesting in the fourth year of the vesting period. On September 19, 2006, the two AeroTurbine executives executed amendments to the award agreements which removed their right to put the shares back to the Bermuda Parents and the fourth tranche then qualified as an equity award. For all tranches, vesting accelerates upon a change in control, including an initial public offering. The amount of expense recognition for the first three tranches is based on the difference between the estimated fair value ($57.9 million) of these restricted shares on the date of grant and the price paid for these shares by the two members of the senior management of AeroTurbine ($0.9 million). The amount of expense recognition for the fourth tranche is based on the difference between the estimated fair value ($22.2 million) of the shares at September 19, 2006 (when the amendment to the award agreements were signed) and the price paid for these shares ($0.3 million). The fair value of all restricted shares was determined with reference to the mid-point of the price range set forth on the cover of this prospectus and reflects a discount for lack of marketability ("DLOM") at each valuation date which varies according to such date's proximity to the anticipated date of this offering.

2(h)    Adjusted to reflect (i) nine months of the tax effect of AeroTurbine's pro forma income before tax of $19.6 million for the nine months ended September 30, 2005 ($7.6 million tax expense) and four months of the tax effect of AeroTurbine's pro forma income before tax of $6.9 million in the nine months ended September 30, 2006 ($2.7 million tax expense) as if AeroTurbine had been a taxable corporation for those periods and (ii) nine months of the tax effect of the pro forma adjustments (a) through (g) above totaling a net loss effect of $34.7 million ($13.4 million tax benefit) in the nine months ended September 30, 2005 and four months of the tax effect of the pro forma adjustments (a) through (g) above totaling a net loss effect of $14.4 million ($5.6 million tax benefit) in the nine months ended September 30, 2006. The determination of the tax effect on the above items was calculated using AeroTurbine's blended pro forma estimated U.S. federal and state tax rate of 38.58%.

3.    Unaudited Consolidated Pro Forma Income Statement Adjustments—Conforming Accounting Changes and Reclassifications

        The following reclassifications have been made for the nine months ended September 30, 2005 and September 30, 2006 to align AeroTurbine's accounting policies and financial statement line items with those presented in our financial statements for the nine months ended September 30, 2006:

3(a)    Adjusted to reclassify AeroTurbine's interest expense, interest income and other income historically recorded net within other income (expenses) on its income statement to conform with the consolidated income statement presentation we have adopted for our 2006 consolidated financial statements. AeroTurbine has historically recorded these items below income from continuing operations before income taxes and minority interests. We have historically recorded these items separately in their respective line items (interest on term debt, interest revenue and other revenue) as income from continuing operations before income taxes and minority interests or operating expenses. These reclassifications to the respective line items were based on the classification provided in AeroTurbine's unaudited combined income statements for the nine months ended September 30, 2005 and adjustment 2(f) to these pro forma financial statements. The following table summarizes the adjustments made to reclassify the amounts previously presented in other expenses to their respective line item within our consolidated income statement presentation:

Adjustments for the nine months ended September 30, 3005	Interest revenue	Interest on term debt	Other revenue	Other (expenses) income
	(US dollars in thousands)
Reclassify historical interest revenue for AeroTurbine to interest revenue	$5	$—	$—	$(5)
Reclassify historical interest expense for AeroTurbine to interest on term debt	—	5,120	—	5,120
Reclassify historical other income for AeroTurbine to other revenue	—	—	170	(170)
Reclassify pro forma interest expense for AeroTurbine to interest on term debt*	—	6,319	—	6,319

Total	$5	$11,439	$170	$11,264

*
This amount is a reclassification of adjustment 2(f) to these pro forma financial statements.

Adjustments for the nine months ended September 30, 2006	Interest revenue	Interest on term debt	Other revenue	Other (expenses) income
	(US dollars in thousands)
Reclassify historical interest revenue for AeroTurbine to interest revenue	$5	$—	$—	5
Reclassify historical interest expense for AeroTurbine to interest on term debt	—	2,630	—	2,630
Reclassify historical other income for AeroTurbine to other revenue	—	—	56	2,630
Reclassify pro-forma interest expense for AeroTurbine to interest on term debt*	—	2,535	—	2,535

Total	$5	$5,165	$56	$5,104

*
This amount is a reclassification of adjustment 2(f) to these pro-forma financial statements.

3(b)    Adjusted to reclassify depreciation and amortization expenses in the cost of goods sold, and selling, general and administration expenses line items to the depreciation and amortization line item and to reclassify leasing expenses in the costs of goods sold line item to leasing expenses. AeroTurbine has historically shown depreciation of leased engines and aircraft and leasing expenses associated with such engines and aircraft as part of cost of goods sold. In addition, AeroTurbine has shown depreciation of property and equipment and amortization of leasehold interest as selling, general and administrative expenses. Due to the recognition of intangible assets resulting from the AeroTurbine Acquisition and the related future amortization, amortization expense will be a more significant expense for the consolidated group than it has been historically for each company. In addition, we have historically shown leasing expenses on a separate line on our income statement. The following table summarizes the adjustments made:

Adjustments for the nine months ended September 30, 2005	Depreciation and amortization	Cost of goods sold	Selling, general and administrative	Leasing expenses
	(US dollars in thousands)
Reclassify historical depreciation on leased engines for AeroTurbine	$4,276	$(4,276)	$—	$—
Reclassify historical leasing expenses for AeroTurbine	—	(9,184)	—	9,184
Reclassify pro forma depreciation of fair value adjustment on leased engines for AeroTurbine	1,883	(1,883)	—	—
Reclassify pro forma amortization of intangible assets for AeroTurbine	2,144	(2,144)	—	—
Reclassify historical depreciation in selling, general and administrative expenses for AeroTurbine	163	—	(163)	—
Reclassify pro forma depreciation of fair value adjustment of property and equipment for AeroTurbine	857	—	(857)	—

Total	$9,323	$(17,487)	$(1,020)	$9,184

Adjustments for the nine months ended September 30, 2006	Depreciation and amortization	Cost of goods sold	Selling, general and administrative	Leasing expenses
	(US dollars in thousands)
Reclassify historical depreciation on leased engines for AeroTurbine	$1,411	$(1,411)	$—	$—
Reclassify historical leasing expenses for AeroTurbine	—	(3,653)	—	3,653
Reclassify pro-forma depreciation of fair value adjustment on leased engines for AeroTurbine	837	(837)	—	—
Reclassify pro-forma amortization of intangible assets for AeroTurbine	923	(923)	—	—
Reclassify historical depreciation in selling, general and administrative expenses for AeroTurbine	150	—	(150)	—
Reclassify pro forma depreciation of fair value adjustment of property and equipment for AeroTurbine	381	—	(381)	—

Total	$3,702	$(6,824)	$(531)	$3,653

4.     Unaudited Consolidated Pro Forma Income Statement Adjustments—Change in Organizational Structure and this Offering

        The pro forma adjustments relating to our change in organizational structure and the completion of this offering are as follows:

4(a)	Adjusted to show nine months of the effect of the reduced amortization of the intangible lease premium for the nine months ended September 30, 2005 and six months of the effect for the nine months ended September 30, 2006 due to the reduction of the intangible lease premium as described in note 4(d). The effect of the reduced amortization for the three months ended September 30, 2006 is included in our historical lease revenue for the nine months ended September 30, 2006 because we adjusted our lease premium at June 30, 2006.
4(b)
Adjusted to reflect the reduction of nine months of interest paid due to the repayment of approximately $140.0 million of the Caylon senior secured term loan and/or junior subordinated loan from the use of proceeds of this offering. The reduction of interest paid is calculated assuming a three-month LIBOR rate of 5.13% at the date of the AeroTurbine Acquisition plus the spread on the senior term debt of 2.75%. As a result of the early repayment of the $140.0 million of the senior secured term loan and/or junior subordinated loan, we will incur an early repayment penalty of $1.4 million and will write off $3.1 million for the nine months ended September 30, 2005, which represents the portion of the debt issuance costs related to the $140.0 million repayment assuming a closing date of this offering of October 1, 2005, and $2.4 million for the nine months ended September 30, 2006, which represents the portion of the debt issuance costs related to the $140.0 million repayment assuming a closing date of this offering of October 1, 2006. As the early repayment penalty and the write off of the debt issuance costs are one time adjustments, they are considered non-recurring in nature and are not included as adjustments to these pro forma financial statements.
4(c)
On the closing of this offering certain restricted shares and share options granted by Cerberus in the Bermuda Parents and held by members of our senior management and a consultant will vest and we will recognize stock compensation expense. Due to the non-recurring nature of these adjustments, no pro forma adjustment has been included. The impact of the vesting for the restricted shares/options would be, on a pro forma basis, as follows:
•	With respect to all shares held by the two members of the senior management of AeroTurbine described in note 2(g), the vesting will trigger immediate recognition of compensation expense on the closing date of this offering. For the first three tranches this amount would be approximately $42.7 million on a pro forma basis for the nine months ended September 30, 2005 and approximately $23.7 million on a pro forma basis for the nine months ended September 30, 2006. These amounts are calculated using the fair value of the awards less the compensation expense recorded in note 2(g). For the fourth tranche this amount would be approximately $17.5 million for the nine months ended September 30, 2005 and approximately $12.1 million for the nine months ended September 30, 2006. These amounts are based on the fair value of the shares at September 19, 2006, the date the awards were modified to restrict the executives from immediately putting their shares to the Bermuda Parents upon vesting, less the compensation expense recorded in note 2(g). For the compensation expense for the nine months ended September 30, 2005, we have assumed a closing date of this offering of October 1, 2005 and for the compensation expense for the nine months ended September 30, 3006, we have assumed a closing date of this offering of October 1, 2006.

•
With respect to restricted shares and share options granted to our management, expense recognition will be triggered upon the closing of the offering and would be equal to the grant date fair value of $3.1 million multiplied by the number of months between the grant date and the offering date and divided by the number of months between the grant date and the offering date plus a two-year lock-up period, during which management is not allowed to sell their shares. For the nine months ended September 30, 2005, based on an assumed closing date of this offering of October 1, 2005, this expense recognition would total $0.8 million, and for the nine months ended September 30, 2006, based on an assumed closing date of this offering of October 1, 2006, this expense recognition would total $1.4 million.
•
With respect to restricted shares in the Bermuda Parents granted to an individual providing consulting services to us, the restricted shares will vest upon the closing of the offering and will trigger immediate recognition of compensation expense on such date. The amount of expense recognized is calculated in the same way as for our management, but with reference to the offering price instead of the grant date fair value. The expense recognition would be approximately $2.0 million, based on the mid-point of the range set forth on the cover of this prospectus and an assumed closing date of this offering of October 1, 2005, in the case of the compensation expense for the nine months ended September 30, 2005, and the expense recognition would be approximately $3.3 million, based on the mid-point of the range set forth on the cover of this prospectus and an assumed closing date of this offering of October 1, 2006, in the case of the compensation expense for the nine months ended September 30, 2006.
•
With respect to stock options in the Bermuda Parents granted to three executive officers in August and September 2006, expense recognition will be triggered in an amount equal to the grant date fair value of the options of $11.1 million multiplied by the number of months between the grant date and the offering date and divided by the number of months between the grant date and the end of the formal vesting period, but not earlier than the end of a two-year lock up period. The options will either vest upon the closing of this offering, vest based on the passage of time or vest based on the achievement of defined performance criteria deemed probable at the time of this offering. The expense recognition would be approximately $2.4 million, based on an assumed closing date of this offering of October 1, 2005, in the case of the compensation expense for the nine months ended September 30, 2005, and the expense recognition would be $4.6 million, based on an assumed closing date of this offering of October 1, 2006, in the case of the compensation expense for the nine months ended September 30, 2006.
4(d)
Adjusted to show a nine-month tax impact of changing from a non-taxable partnership to a taxable corporation ($4.6 million). In connection with the change in organizational structure, the loans owed by AerCap B.V. to AerCap Holdings C.V. will be transferred to one of our Irish subsidiaries. Interest income on these loans when owed to AerCap Holdings C.V. was not taxable. After the transfer, the interest is expected to be taxable in Ireland at a rate of 12.5%. This tax rate is calculated on the $802.0 million of loans plus accrued interest. The interest rate is equal to a one-month LIBOR of 4.39% at December 31, 2005 plus a weighted average spread on the loans of 1.34%. As a result of the loan transfer, we will report additional taxable income in Ireland which has allowed us to eliminate the previously recorded valuation allowance of $17.4 million related to Irish tax losses. US GAAP requires the benefit recognized from the elimination of a valuation allowance existing at the date of an acquisition of a company to be recorded first as a reduction of goodwill, then as a reduction of intangible assets and lastly as a reduction of income tax expense. As the valuation allowance was recognized on the deferred tax assets at the 2005 Acquisition date and no goodwill was recognized in the 2005 Acquisition, the elimination of the valuation allowance is recorded as a reduction of the intangible lease premium.

4(e)
Adjusted to reflect the effects of the pro forma adjustments (4)(a) and (4)(b) above on the provision for income taxes for the nine months ended September 30, 2005 ($4.6 million) and 2006 ($4.2 million). The income tax effects of the adjustments are calculated with reference to the enacted tax rates in the jurisdictions in which the adjustment relates. The tax rates range from 12.5% to 38.58%.

5.     Unaudited Pro Forma Net Income Per Share

Nine months ended September 30, 2005 and 2006

        Basic and diluted pro forma earnings per share are calculated on the basis of the weighted average number of shares outstanding as if all shares had been issued on January 1, 2005. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Diluted pro forma earnings per share in this case is identical to basic pro forma earnings per share because we do not have any securities or other contracts outstanding that could result in the issuance of additional shares. The weighted average number of ordinary shares outstanding assumes the issuance of shares in the initial public offering. As explained in the notes above, including note 4(c), certain pro forma effects are excluded from the calculation of pro forma net income due to their non-recurring nature. Pro forma earnings per share would be lower if these non-recurring adjustments were included in the calculation of pro forma net income.

        The following table sets forth the computation of unaudited pro forma basic and diluted net income per share:

	Nine months ended September 30, 2005
	Shares	Income per share
		(US dollars)
AerCap pro forma weighted average shares-basic and diluted	78,236,957	$1.04
Shares issued to repay $140.0 million of the principal amount of the AeroTurbine Calyon senior secured term loan and/or junior subordinated loan	6,800,000	(0.08)

Pro forma weighted average shares - basic and diluted	85,036,957	$0.96

	Nine months ended September 30, 2006
	Shares	Income per share
		(US dollars)
AerCap pro forma weighted average shares-basic and diluted	78,236,957	$1.34
Shares issued to repay $140.0 million of the principal amount of the AeroTurbine Calyon senior secured term loan and/or junior subordinated loan	6,800,000	(0.11)

Pro forma weighted average shares - basic and diluted	85,036,957	$1.23

Unaudited Consolidated Pro Forma Income Statement Year Ended December 31, 2005—2005 Acquisition

		AerCap Holdings C.V.	2005 Acquisition
	AerCap B.V.
					Subtotal AerCap
	Six months ended June 30, 2005 Historic	Six months ended December 31, 2005 Historic	Twelve months ended December 31, 2005 Adjustments(1)
					Year ended December 31, 2005 Pro Forma
	(US dollars in thousands)
Revenues
Lease revenue	$175,333	$173,568	$(2,935	)1(a)	$345,966
Sales revenue.	79,574	12,489	—		92,063
Management fee revenue	6,512	7,674	—		14,186
Interest revenue	13,130	20,335	4,610	1(b)	38,075
Other revenue	3,459	1,006	—		4,465

Total revenues	278,008	215,072	1,675		494,755
Expenses
Depreciation and amortization	66,407	45,918	(18,454	)1(c)	93,871
Cost of goods sold	57,632	10,574	—		68,206
Interest on term debt	69,857	44,742	(18,922	)1(d),(e)	95,677
Operating lease in costs	13,877	11,441	(1,232	)1(f)	24,086
Leasing expenses	9,688	12,213	—		21,901
Provision for doubtful notes and accounts receivable	3,161	3,002	—		6,163
Selling, general and administrative expenses	19,559	26,949	—		46,508

Total expenses	240,181	154,839	(38,608)		356,412

Income from continuing operations before income taxes and minority interest	37,827	60,233	40,283		138,343
Other (expenses) income	—	—	—		—
Provision for income taxes	(4,127)	(10,570)	(8,057	)1(g)	(22,754)

Net income	$33,700	$49,663	$32,226		$115,589

Unaudited Consolidated Pro Forma Income Statement Year Ended December 31, 2005—AeroTurbine Acquisition, Change in Organizational Structure and this Offering

	Subtotal AerCap	AeroTurbine	AeroTurbine Acquisition		Conforming changes		AerCap change of organizational structure/ Offering
	Year ended December 31, 2005 Pro Forma	Year ended December 31, 2005 Historic	Year ended December 31, 2005 Adjustments(2)		Year ended December 31, 2005 Adjustments(3)		Year ended December 31, 2005 Adjustments(4)		Year ended December 31, 2005 Pro Forma
	(US dollars in thousands, except share and per share amounts)
Unaudited Consolidated Pro Forma Income Statement:
Revenues
Lease revenue	$345,966	$34,939	$144	2(a)	$—		$9,708	4(a)	$390,757
Sales revenue	92,063	87,746	—		—		—		179,809
Management fee revenue	14,186	—	—		—		—		14,186
Interest revenue	38,075	—	—		8	3(a)	—		38,083
Other revenue	4,465	—	—		915	3(a)	—		5,380

Total revenues	494,755	122,685	144		923		9,708		628,215
Expenses
Depreciation and amortization	93,871	—	—		14,335	3(b)	—		108,206
Cost of goods sold	68,206	79,230	12,352	2(b),(c)(e)	(24,858)	3(a),(b)	—		134,930
Interest on term debt	95,677	—	—		15,573	3(a)	(11,032	)4(b)	100,218
Operating lease in costs	24,086	—	—		—		—		24,086
Leasing expenses	21,901	—	—		11,978		—		33,879
Provision for doubtful notes and accounts receivable	6,163	—	—		—		—		6,163
Selling, general and administrative expenses	46,508	16,471	25,611	2(d),(g)	(1,455	)3(b)	—	4(c)	87,135

Total expenses (income)	356,412	95,701	37,963		15,573		(11,032)		494,617

Income (loss) from continuing operations before income taxes and other (expenses) income	138,343	26,984	(37,819)		(14,650)		20,740		133,598
Provision for income taxes	(22,754)	—	9,832	2(h)	—		(12,270	)4(d)(e)	(25,191)
Other (expenses) income	—	(6,691)	(7,959	)2(f)	14,650	3(a)	—		—

Net income (loss)	$115,589	$20,293	$(35,946)		$—		$8,470		$108,407

Earnings per share basic	—	—	—		—		—		1.27	(5)
Earnings per share diluted	—	—	—		—		—		1.27
Weighted average shares outstanding basic	—	—	—		—		—		85,036,957
Weighted average shares outstanding diluted	—	—	—		—		—		85,036,957

1.     Unaudited Consolidated Pro Forma Income Statement Adjustments—2005 Acquisition

        The unaudited consolidated pro forma income statement adjustments relating to the 2005 Acquisition are as follows:

1(a)	Adjusted to reflect six months of straight-line amortization of intangible lease premium and lease deficiency of $26.8 million arising from the 2005 Acquisition. The lease premium asset represents the present value of contracted lease revenues which were at above-market rates. The lease deficiency represents the present value of contracted lease revenues which were at below-market rates. The useful lives were determined based on the applicable lease terms as of January 1, 2005 which range from one to six years, with a weighted average life of 4.6 years.
1(b)	Adjusted to reflect six months of accretion of the fair value adjustments on financial instruments ($29.9 million) arising from the 2005 Acquisition. Accretion is calculated on an effective interest method over the applicable terms of the notes, which range from one to six years. Year one accretion is approximately $9.2 million.
1(c)	Adjusted to reflect six months of straight-line depreciation of the fair value adjustments on our flight equipment held for operating leases arising from the 2005 Acquisition. The fair value adjustment resulted in a $632.8 million reduction to the net book value of our flight equipment. The useful lives were determined for each asset which range from 10 to 25 years, with a remaining weighted average life of 17.1 years.
1(d)	Adjusted to reflect the financing of the 2005 Acquisition and the amortization of the fair value adjustments ($4.0 million) recorded on our fixed rate term debt existing at the date of the 2005 Acquisition. On the date of the 2005 Acquisition, we eliminated $1.8 billion of loans from AerCap B.V.'s prior shareholders and we borrowed $1.0 billion under a variable rate term loan, which was repaid in October 2005 with the proceeds from an aircraft securitization variable rate term debt financing ($1.0 billion) that closed on September 15, 2005. The term loan is considered non-recurring for pro forma purposes. The adjustments to the aircraft securitization variable rate term debt are calculated for the period from January 1, 2005 until September 15, 2005, as the effects of this debt are included in the historical income statement from September 16, 2005. The pro forma adjustment was calculated as follows:
•	Addition of $32.2 million of interest expense representing 8.5 months of interest on the aircraft securitization variable rate term debt using an interest rate of 4.82%, consisting of the one-month LIBOR rate of 3.34% at the date of the 2005 Acquisition plus a weighted average spread of 1.48%, on an average debt outstanding of $941.0 million for the six month period covered by this adjustment;
•
Addition of $2.5 million of amortization of the related aircraft securitization term debt financing costs $29.6 million for 8.5 months. The amortization is calculated using the effective interest method. Year one amortization is approximately $3.5 million;
•	Subtraction of $42.2 million of interest expense on the shareholder loans recorded in our historical income statement for the six months ended June 30, 2005;
•
Subtraction of $15.9 million of interest expense on the variable rate term loan recorded in our historical income statement for the period from July to October 2005, when this loan was repaid. This amount is subtracted as it is considered non-recurring in nature; and
•
Subtraction of $0.3 million of accretion of the fair value adjustment ($4.0 million) on the fixed rate term debt existing at the date of the 2005 Acquisition. The amortization is calculated using the effective interest method over a period of four to nine years. Year one accretion is approximately $0.6 million.

Hypothetically, if interest rates were one eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by approximately $1.2 million in 2005.
1(e)	Adjusted to reflect six months of amortization ($4.8 million) of fair value adjustments ($34.2 million) to liabilities (principally accrued maintenance liability and lessee deposit liability) which amortize on an effective-interest method. Year one amortization is approximately $9.6 million.
1(f)	Adjusted to reflect six months of amortization of fair value adjustments ($14.0 million) of our onerous contract accrual arising from the 2005 Acquisition. This accrual relates to aircraft we lease under operating leases and sublease to airlines. Amortization is on an effective-interest method with periods corresponding to the remaining terms of the leases, ranging from three to seven years. Year one accretion is approximately $2.5 million.
1(g)	Adjusted to reflect the effects of the pro forma adjustments (1)(a) through (1)(f) above on provision for income taxes. The income tax effects of the acquisition adjustments are calculated with reference to the enacted tax rates of the jurisdictions in which the assets and liabilities to which the individual acquisition adjustments relate are owned. The tax rates ranged from 12.5% to 29.6%.

2.     Unaudited Consolidated Pro Forma Income Statement Adjustments—AeroTurbine Acquisition

        The pro forma adjustments relating to the AeroTurbine Acquisition included in the unaudited consolidated pro forma income statement are as follows:

2(a)	Adjusted to reflect 12 months of straight-line amortization ($0.1 million) of a lease deficiency of $0.7 million recognized on the date of the AeroTurbine Acquisition. The lease deficiency represents the present value of contracted lease revenues which are at below market rates for one of AeroTurbine's leases. The amortization period of five years is based on the remaining contractual lease term, including the renewal options that were determined at the time of the AeroTurbine Acquisition to be reasonably assured of being exercised.
2(b)	Adjusted to reflect 12 months of depreciation ($2.5 million) of the $35.8 million fair value adjustment of equipment held for operating lease. The fair value adjustments are depreciated over the remaining estimated useful lives of the underlying assets as of January 1, 2005. The depreciation periods range from four to 15 years, with a weighted average remaining life of 12.6 years.
2(c)	Adjusted to reflect 12 months ($2.6 million) of amortization of the $23.4 million of customer relationship intangible assets, and 12 months ($0.3 million) of straightline amortization of the FAA license and non-compete agreement. Amortization of the intangible assets related to customer relationships is based on the anticipated sales in the ten years after the AeroTurbine Acquisition of both parts and engines which benefit from such relationships. 7% of the sales benefiting from the customer relationships are expected to occur in the first year following the AeroTurbine Acquisition. Amortization of the acquired FAA certificate is straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements.
2(d)	Adjusted to reflect 12 months ($1.2 million) of the $4.0 million fair value adjustment on AeroTurbine's property and equipment. The depreciation is recorded straight-line over the remaining estimated useful lives of the underlying assets as of January 1, 2005. The depreciation periods range from one to seven years, with a weighted average life of 3.5 years.
2(e)	Adjusted to reflect 12 months ($7.0 million) of amortization of the $13.6 million fair value adjustment to inventory. Based on our historical experience, approximately 52% will be sold in the first 12 months after the AeroTurbine Acquisition.

2(f)	Adjusted to reflect the financing of the AeroTurbine Acquisition. The adjustment for the 12 months reflects the subtraction of $7.0 million of interest expense and $0.8 million of debt issuance cost amortization for 12 months on AeroTurbine's historical indebtedness prior to the AeroTurbine Acquisition; and pro forma inclusion of $14.2 million of interest expense and $1.6 million of debt issuance cost amortization for 12 months for the $175.0 million financing incurred to fund the AeroTurbine Acquisition. Interest on the post AeroTurbine Acquisition debt was calculated using a three-month LIBOR rate of 5.13% at the date of the AeroTurbine Acquisition plus a weighted average spread of 2.99%.
If interest rates were one eighth of one percentage point higher or lower, our pro forma interest expense would have increased or decreased, respectively, by approximately $0.2 million in for the year ended December 31, 2005.
2(g)	Adjusted to reflect 12 months ($24.5 million) of compensation expense in connection with restricted shares purchased by two members of the senior management of AeroTurbine on the date of the AeroTurbine acquisition. The restricted shares were awarded in four equal tranches. The first three tranches qualify as equity awards under FAS 123R. The fourth tranche qualified as a liability award between April 26, 2006, the date of grant, and September 19, 2006 because the two members of the senior management of AeroTurbine had the right to put the shares back to the Bermuda Parents immediately upon vesting in the fourth year of the vesting period until September 19, 2006. On September 19, 2006, the two AeroTurbine executives executed amendments to the award agreements which removed their right to put the shares back to the Bermuda Parents and the fourth tranche then qualified as an equity award. For all tranches, vesting accelerates upon a change in control, including an initial public offering. The amount of expense recognition for the first three tranches is based on the difference between the estimated fair value ($57.9 million) of these restricted shares at the date of grant and the price paid for these shares by the two members of the senior management of AeroTurbine ($0.9 million). The amount of expense recognition for the fourth tranche is based on the difference between the estimated fair value ($21.9 million) of the shares at September 19, 2006 (when the amendment to the award agreements were signed) and the price paid for these shares ($0.3 million). The fair value of all restricted shares was determined with reference to the mid-point of the price range set forth on the cover of this prospectus and reflects a DLOM at each valuation date which varies according to such date's proximity to the anticipated date of this offering.
2(h)	Adjusted to reflect (i) the tax effect of AeroTurbine's income before tax of $20.3 million for the year ended December 31, 2005 ($7.8 million tax expense) as if AeroTurbine had been a taxable corporation for this period and (ii) the tax effect of the pro forma adjustments (a) through (g) above totaling a net loss effect of $45.8 million ($17.7 million tax benefit) for the year ended December 31, 2005. The determination of the tax effect on the above items was calculated using AeroTurbine's blended pro forma estimated U.S. federal and state tax rate of 38.58%.

3.     Unaudited Consolidated Pro Forma Income Statement Adjustments—Conforming Accounting Changes and Reclassifications

        The following reclassifications have been made to align the accounting policies and financial statement line items presented in our financial statements for the nine months ended September 30, 2006:

3(a)	Adjusted to reclassify AeroTurbine's interest expense, interest income and other income historically recorded net within other income (expenses) on its income statement to conform with the consolidated income statement presentation we have adopted for our 2006 consolidated financial statements. AeroTurbine has historically recorded these items below income from continuing operations before income taxes and minority interests. We have historically recorded these items separately in their respective line items (interest on term debt, interest revenue and other revenue) as income from continuing operations before income taxes and minority interests or operating expenses. These reclassifications to the respective line items were based on the classification provided in AeroTurbine's combined income statement for the year ended December 31, 2005 and adjustment 2(f) to these pro forma financial statements. The following table summarizes the adjustments made to reclassify the amounts previously presented in other expenses to their respective line item within our consolidated income statement presentation:

Adjustments for the year ended December 31, 2005	Interest revenue	Interest on term debt	Other revenue	Other (expenses) income
	(US dollars in thousands)
Reclassify historical interest revenue for AeroTurbine to interest revenue	$8	$—	$—	$(8)
Reclassify historical interest expense for AeroTurbine to interest on term debt	—	7,614	—	7,614
Reclassify historical other income for AeroTurbine to other revenue	—	—	915	(915)
Reclassify pro forma interest expense for AeroTurbine to interest on term debt*	—	7,959	—	7,959

Total	$8	$15,573	$915	$14,650

  *
  This amount is a reclassification of adjustment 2(f) to these pro forma financial statements.

3(b)	Adjusted to reclassify depreciation and amortization expenses in the cost of goods sold and selling, general and administrative expenses line items to the depreciation and amortization line item and to reclassify leasing expenses in the cost of goods sold line item to leasing expenses. AeroTurbine has historically shown depreciation of leased engines and leasing expenses associated with such engines and aircraft as part of cost of goods sold. In addition, AeroTurbine has shown depreciation of property and equipment and amortization of leasehold interest as selling, general and administrative expenses. Due to the recognition of intangible assets resulting from the AeroTurbine Acquisition and the related future amortization, amortization expense will be a more significant expense for the consolidated group than it has been historically for each company. The following table summarizes the adjustments made:
Adjustments for the year ended December 31, 2005	Depreciation and amortization	Cost of goods sold	Selling, general and administrative	Leasing expenses
	(US dollars in thousands)
Reclassify historical depreciation on leased engines for AeroTurbine	$7,511	$(7,511)	$—	$—
Reclassify historical leasing expenses for AeroTurbine	—	(11,978)	—	11,978
Reclassify pro forma depreciation of fair value adjustment on leased engines for AeroTurbine	2,510	(2,510)	—	—
Reclassify pro forma amortization of intangible assets for AeroTurbine	2,859	(2,859)	—	—
Reclassify historical depreciation in selling, general and administrative expenses for AeroTurbine	313	—	(313)	—
Reclassify pro forma depreciation of fair value adjustment of property and equipment for AeroTurbine	1,142	—	(1,142)	—

Total	$14,335	$(24,858)	$(1,455)	$11,978

4.     Unaudited Consolidated Pro Forma Income Statement Adjustment—Change in Organizational Structure and this Offering

        The pro forma adjustments relating to our change in organizational structure and the completion of this offering are as follows:

4(a)	Adjusted to show the effect of 12 months of the reduced amortization of the intangible lease premium due to a reduction of the intangible lease premium in connection with a reduction of the valuation allowance as described in note 4(e).
4(b)	Adjusted to reflect the reduction of 12 months of interest paid due to the repayment of approximately $140.0 million of the Caylon senior secured term loan and/or junior subordinated loan from the use of proceeds of this offering. The reduction of interest paid is calculated assuming a three-month LIBOR rate of 5.13% at the date of the AeroTurbine Acquisition plus the spread on the senior secured term debt of 2.75%. As a result of the early repayment of the $140.0 million of the senior term loan, we will incur an early repayment penalty of $1.4 million and will write off $2.9 million which represents the portion of the debt issuance costs related to the $140.0 million repayment, assuming a closing date of this offering of January 1, 2006. As the early repayment penalty and the write off of the debt issuance costs are one time adjustments, they are considered non-recurring in nature and are not included as adjustments to these pro forma financial statements.
4(c)	On the closing of this offering restricted shares and share options granted by Cerberus in the Bermuda Parents and held by members of our senior management will vest. Due to the non-recurring nature of these adjustments, no pro forma adjustment has been included. The impact of the vesting for the restricted shares/options would be, on a pro forma basis, as follows:
•	With respect to all shares held by the two members of the senior management of AeroTurbine described in note 2(g), the vesting will trigger immediate recognition of compensation expense on the closing date of this offering. For the first three tranches this amount will be approximately $38.0 million on a pro forma basis for the year ended December 31, 2005. This amount is calculated using the fair value of the awards less the compensation expense recorded in note 2(g). For the fourth tranche this amount would be $16.1 million on a pro forma basis for the year ended December 31, 2005. This amount is based on the fair value of the shares at September 19, 2006, the date the awards were modified to restrict the two members of the senior management of AeroTurbine from immediately putting their shares to the Bermuda Parents upon vesting, less the compensation expense recorded in note 2(g). For the adjustments for the year ended December 31, 2005, we have assumed a closing date of this offering of January 1, 2006.
•
With respect to restricted shares and share options granted to our management in December 2005 expense recognition will be triggered upon the offering equal to the grant date fair value of $3.1 million multiplied by the number of months between the grant date and the offering date and divided by the number of months between the grant date and the offering date plus a two-year lock-up period, during which management is not allowed to sell their shares. Based on an assumed closing date of this offering of January 1, 2006, this expense recognition would total $1.0 million.
•
With respect to restricted shares in the Bermuda Parents granted to an individual providing consulting services to us, the restricted shares will vest at the offering and will trigger immediate recognition of compensation expense on the closing date of this offering. The amount of expense recognized is calculated in the same way as for shares and options granted to our senior management in December 2005, but with reference to the offering price instead of the grant date fair value. The expense recognition would be approximately $2.4 million, based on the mid-point of the range set forth on the cover of this prospectus and assuming a closing date of this offering of January 1, 2006.

•
With respect to stock options in the Bermuda Parents granted to three executive officers in August and September 2006, expense recognition will be triggered in an amount equal to the grant date fair value of options multiplied by the number of months between the grant date and the offering date and divided by the number of months between the grant date and the end of the formal vesting period but not earlier than the end of a two-year lock up period. The options either vest upon the offering, vest based on the passage of time or vest based on the achievement of defined performance criteria deemed probable at the time of this offering. Based on an assumed closing date of this offering of January 1, 2006, this expense recognition would total $3.0 million.
4(d)
Adjusted to show a 12 month tax impact of changing from a non-taxable partnership to a taxable corporation ($6.1 million). In connection with the change in organizational structure, the loans owed by AerCap B.V. to AerCap Holdings C.V. will be transferred to one of our Irish subsidiaries. Interest income on these loans when owed to AerCap Holdings C.V. was not taxable. After the transfer, the interest is expected to be taxable in Ireland at a rate of 12.5%. This tax rate is calculated on the $802.0 million of loans plus accrued interest. The interest rate is equal to a one-month LIBOR of 4.39% at December 31, 2005 plus a weighted average spread on the loans of 1.34%. As a result of the loan transfer, we will report additional taxable income in Ireland which will allow us to eliminate the existing valuation allowance of $17.4 million related to Irish tax losses. As the valuation allowance was recognized on the deferred tax assets at the 2005 Acquisition date and no goodwill was recognized in the 2005 Acquisition, the elimination of the valuation allowance is recorded as a reduction of the intangible lease premium.
4(e)	Adjusted to reflect the effects of the pro forma adjustments (4)(a) and (4)(b) above on the provision for income taxes for the 12 months ended December 31, 2005 ($6.2 million). The income tax effects of the adjustments are calculated with reference to the enacted tax rates in the jurisdictions in which the adjustment relates. The tax rates range from 12.5% to 38.58%.

5.     Unaudited Pro Forma Net Income Per Share

Year ended December 31, 2005

        Basic and diluted pro forma earnings per share are calculated on the basis of the weighted average number of shares outstanding as if all shares had been issued on January 1, 2005. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Diluted pro forma earnings per share in this case is identical to basic pro forma earnings per share because we do not have any securities or other contracts outstanding that could result in the issuance of additional ordinary shares. The weighted average number of ordinary shares outstanding assumes the issuance of shares in the initial public offering. As explained in the notes above, including note 4(c), certain pro forma effects are excluded from the calculation of pro forma net income due to their non-recurring nature. Pro forma earnings per share would be lower if these non-recurring adjustments were included in the calculation of pro forma net income.

        The following table sets forth the computation of unaudited pro forma basic and diluted net income per share:

	Year ended December 31, 2005
	Shares	Income per share
		(US dollars)
AerCap weighted average shares - basic and diluted	78,236,957	$1.39
Shares issued to repay the $140.0 million Caylon senior secured term loan and/or junior subordinated loan	6,800,000	(0.12)

Pro forma weighted average shares - basic and diluted	85,036,957	$1.27

Unaudited Consolidated Pro Forma Balance Sheet—September 30, 2006

	AerCap Holdings C.V.
	At September 30, 2006 Historic	Change of corporate structure/offering Adjustments		At September 30, 2006 Pro Forma
	(US dollars in thousands)
Assets
Cash and cash equivalents	$215,325	$—		$215,325
Restricted cash	125,065	—		125,065
Flight equipment held for operating leases, net	2,542,119	—		2,542,119
Notes receivable, net of provisions	158,303	—		158,303
Prepayments on flight equipment	129,496	—		129,426
Goodwill	37,225	—		37,225
Intangible assets	30,455	—		30,455
Inventory	85,475	—		85,475
Other assets	227,884	—		227,884

Total assets	$3,551,347	$—		$3,551,347

Liabilities and partners' capital/shareholders' equity
Term debt	2,458,977	(140,000)	1(a)	2,318,977
Other liabilities	520,581	—		520,581

Total liabilities	2,979,558	(140,000)		2,839,558
Minority interest	32,020	—		32,020
Partners' capital/shareholders' equity	384,964	(384,964	)1(b)	—
Shareholders' equity	—	527,691	1(a),(b),(c)	527,691
Retained earnings	154,805	(2,727	)1(d)	152,078

Total partners' capital/shareholders' equity	539,769	140,000		679,769

Total liabilities and partners' capital/shareholders' equity	$3,551,347	$—		$3,551,347

1.     Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments—This Offering

        In connection with this offering, we will change our current organizational structure from a Netherlands partnership to a Netherlands public limited liability company through the acquisition by AerCap Holdings N.V. of the assets of AerCap Holdings C.V., including the common stock of AerCap B.V.

        The adjustments assume an issuance of ordinary shares at a price of $23.00 per ordinary shares, the mid-point of the price range set forth on the cover of this prospectus, in connection with this offering. The following adjustments give effect to the change in our capitalization and the receipt and application of the proceeds from this offering.

1(a)	Adjusted to reflect the application of the net proceeds from the sale of our ordinary shares in this offering to repay $140.0 million of indebtedness incurred in connection with our acquisition of AeroTurbine.
1(b)	Adjusted to show the effect of the change in organizational structure following AerCap Holdings N.V.'s acquisition of the assets and liabilities of AerCap Holdings C.V. (reclassification of $385.0 million).
1(c)	Adjusted to reflect proceeds of $140.0 million to be received from the sale of ordinary shares by us, net of estimated underwriting discounts and commissions and expenses, at an assumed price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus, in connection with this offering and the payment of $2.7 million of expenses to advisors in connection with the offering, which are not capitalizable and are included in shareholders' equity.
1(d)	Adjusted to reflect cash paid to advisors in connection with the offering of our shares ($2.7 million), which are recorded as a reduction to our retained earnings.

        At an assumed closing date of this offering of November 21, 2006, we would recognize an expense for stock-based non-cash compensation, which would result in a $68.6 million charge to selling, general and administrative expense (retained earnings) and a corresponding increase to additional paid-in capital (shareholders' equity). As this effect is non-recurring, no pro forma adjustment has been made.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read this discussion in conjunction with our audited and unaudited consolidated financial statements and the related notes included in this prospectus. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or US GAAP. The discussion below contains forward looking statements that are based upon our current expectations and are subject to uncertainty and changes of circumstances. See "Risk Factors" and "Special Note About Forward- Looking Statements".

Overview

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We also provide aircraft management services and perform aircraft and engine MRO services and aircraft disassemblies through our certified repair stations. We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of April 2006, we had the fifth largest aircraft leasing portfolio in the world, and the third largest new aircraft order book among operating lessors, according to SH&E, in each case by number of aircraft. As of September 30, 2006, we owned 109 aircraft and 61 engines, managed 110 aircraft, had 79 new aircraft and six new engines on order, had entered into purchase contracts for 17 aircraft with GATX and had executed letters of intent to purchase an additional nine aircraft. In addition, on October 17, 2006, we signed a letter of intent with Airbus to purchase 20 new A330-200 widebody aircraft. As of September 30, 2006, our owned and managed aircraft and engines were leased to 97 commercial airline and cargo operator customers in 47 countries and were managed from our offices in The Netherlands, Ireland and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2003 to September 30, 2006, we have executed over 950 aircraft and engine transactions, including 245 aircraft leases, 232 engine leases, 101 aircraft purchase or sale transactions, 167 engine purchase or sale transactions and the disassembly of 40 aircraft and 133 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios, and between January 1, 2003 and September 30, 2006, our weighted average owned aircraft utilization rate was 98.8%.

  Joint Ventures

        We expect to derive an increasing portion of our income from continuing operations before income taxes and minority interests in the future through joint ventures. Entering into joint venture arrangements is an integral part of our business strategy, allowing us to:

  •
  order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

  •
  increase the diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft and engine purchases.

        In December 2005, we established AerVenture. In January 2006, LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait, purchased a 50% equity interest in AerVenture. We have invested $25.0 million in AerVenture and LoadAir has invested $25.0 million in AerVenture. We have each agreed to make additional equity contributions of up to $90.0 million. The AerVenture joint venture allows us to leverage our buying power and to achieve more favorable aircraft acquisition terms. We have entered into exclusive agreements to provide management and marketing services to AerVenture in return for fixed fees and incentive fees tied to the profitability of AerVenture. Our management and marketing services agreement may not be terminated by AerVenture until 2014, other than for cause. We have determined AerVenture to be a variable interest entity for which we are the primary beneficiary and, as such, it is consolidated into our accounts. Due to the size of the Airbus aircraft order, we expect AerVenture to become an important growth driver of our business.

        In May 2006, we signed a joint venture agreement with China Aviation Supplies Import & Export Group Corporation, or China Aviation, and affiliates of Calyon S.A., or Calyon, establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We will act as the exclusive aircraft manager for the joint venture. This contract may be terminated upon the earlier of either July 1, 2009 or the occurrence of specified events, such as AerDragon developing the expertise required to manage its aircraft. This joint venture enhances our presence in the increasingly important China market and will reinforce our ability to lease, buy and sell our aircraft and engines throughout the entire Asia/Pacific region.

        We use the equity method to account for the joint ventures that we do not consolidate.

Factors Affecting our Results

        Our results of operations have been affected by a variety of factors, primarily:

  •
  the number, type, age and condition of the aircraft and engines we own;

  •
  aviation industry market conditions;

  •
  the demand for our aircraft and engines and the resulting lease rates we are able to obtain for our aircraft and engines;

  •
  the purchase price we pay for our aircraft and engines;

  •
  the number, types and sale prices of aircraft and engines we sell in a period;

  •
  the ability of our lessee customers to meet their lease obligations and maintain our aircraft and engines in airworthy and marketable condition;

  •
  the utilization rate of our aircraft and engines;

  •
  the recognition of non-cash stock-based compensation expense related to the issuance by our Bermuda Parents of restricted stock and stock options to our employees and our non-executive directors; and

  •
  interest rates which affect our aircraft lease revenues and our interest on term debt expense.

Factors Affecting the Comparability of Our Results

  Our Acquisition by Cerberus

        On June 30, 2005, AerCap Holdings C.V., a Netherlands partnership owned by Cerberus acquired all of AerCap B.V.'s (formerly known as debis AirFinance B.V.) shares and $1.8 billion of liabilities owed by AerCap B.V. to its prior shareholders. AerCap Holdings C.V. paid total consideration of $1.37 billion for AerCap B.V.; $370 million of the total consideration paid by AerCap Holdings C.V. was funded through equity contributions by Cerberus and $1.0 billion was funded through a term loan. The 2005 Acquisition resulted in a net decrease of $802.0 million of indebtedness on our balance sheet—the difference between the $1.8 billion of intercompany liabilities and the indebtedness incurred to fund the acquisition. In accordance with FAS 141, Business Combinations, we allocated the purchase consideration to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $1.37 billion was less than the $1.9 billion combined carrying value of the liabilities and the equity purchased by Cerberus, the purchase price allocation resulted in lower carrying values for our assets after the 2005 Acquisition. The carrying values of our assets and liabilities influence our results of operations and, accordingly, the net decrease in asset carrying values, which resulted from the 2005 Acquisition, has resulted in improved operating performance when compared to periods prior to the 2005 Acquisition.

        The material impacts on our consolidated income statement of the 2005 Acquisition relate to purchase accounting adjustments in our assets which are reflected in lower depreciation expense and lower cost of goods sold due to reduced net book values, and in lower interest on term debt expense due to the elimination of $802.0 million of debt as described in the preceding paragraph. Other than the corresponding effect on income from continuing operations before provision for income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement.

  Acquisition of AeroTurbine

        On April 26, 2006, we acquired all of the existing share capital of AeroTurbine, Inc. an engine trading and leasing and part sales company. We acquired AeroTurbine to implement our strategy of managing aircraft profitably throughout their lifecycle, to diversify our investment in aviation assets and to obtain a more significant presence in the market for older aircraft equipment. The total payment for the AeroTurbine shares of $146.8 million, including acquisition expenses, was funded through cash from our operations of $73.1 million and $73.7 million of cash raised from a refinancing of AeroTurbine's existing debt. The new financing totaled $175.0 million and included $160.0 million of senior secured debt and a $15.0 million subordinated loan guaranteed by AerCap B.V. In 2005, AeroTurbine generated revenues of $123.8 million and a net loss of $4.6 million on a pro forma basis giving effect to the AeroTurbine Acquisition and related conforming accounting changes as if they had occurred on January 1, 2005, which include the impact of purchase accounting and the effect of AeroTurbine's conversion to a taxable entity.

        In accordance with FAS 141, Business Combinations, we allocated the purchase price paid to the assets acquired and liabilities assumed based on their fair values. Since the purchase consideration of $146.8 million was greater than the $81.9 million combined carrying value of the assets purchased and liabilities assumed by us, the purchase price allocation resulted in higher carrying values for the AeroTurbine assets as well as $25.6 million of intangible assets. The increase in net book values of assets and intangible assets will be reflected in higher depreciation and amortization expense in future periods than would have occurred without the acquisition. Our financial results for the nine months ended September 30, 2006 include $58.1 million of revenues and a $6.8 million net loss derived from the AeroTurbine results for the period from April 26, 2006 to September 30, 2006. The AeroTurbine net loss for the period from April 26, 2006 to September 30, 2006 includes $6.4 million of compensation net of tax expense relating to share-based compensation incurred as a result of the AeroTurbine acquisition. The share-based compensation expense relates to the vesting of restricted shares of the Bermuda Parents sold by Cerberus to the selling shareholders of AeroTurbine at the date of the AeroTurbine Acquisition. We will no longer record additional share-based compensation expense related to the shares issued in connection with the AeroTurbine Acquisition following the closing of this offering. Assuming a closing date of this offering of November 21, 2006, we would expect to record $64.5 million of share-based compensation expense before tax due to the accelerated vesting of the restricted shares issued in connection with the AeroTurbine Acquisition.

        Prior to our acquisition of AeroTurbine, we operated our business as one reportable segment: leasing, financing, sales and management of commercial aircraft. From the date of our acquisition of AeroTurbine, we manage our business and analyze and report our results on the basis of two business segments: leasing, financing, sales and management of commercial aircraft ("Aircraft") and leasing, financing and sales of engines and parts ("Engines and Parts").

  Stock Compensation Expenses

        Our financial results for the three months ended December 31, 2006 will be affected by non-cash compensation expense we will recognize from the vesting of options and restricted stock previously granted or sold to the owners of AeroTurbine at the time of its acquisition by us and to members of our senior management and one consultant primarily in connection with the 2005 Acquisition. As a result, assuming an initial public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus, we expect to recognize approximately $73 million of non-cash compensation expense before tax in the fourth quarter of 2006 and expect to report a net loss for the period. See "—Operating Expenses—Selling, General and Administrative Expenses".

  Deconsolidation of AerCo Limited

        AerCo is a special purpose public company incorporated in Jersey, Channel Islands that we formed in 1998. AerCo has raised over $1.7 billion of funding through the securitization of a total of 65 aircraft previously owned by us. AerCo is a variable interest entity under FIN 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. AerCo's results of operations were consolidated in our results of operations until March 31, 2003. In March 2003, we sold a portion of our interests in AerCo in a transaction which qualified as a reconsideration event under FIN 46. We determined that we were no longer the primary beneficiary of AerCo and deconsolidated our investment in AerCo from March 31, 2003. As a result of the deconsolidation, our revenues, aircraft depreciation, and interest on term debt significantly decreased in 2004. In the first three months of 2003, AerCo had revenues of $34.2 million, depreciation expense of $14.5 million and interest on term debt expense of $19.3 million. AerCo's net equity value was negative $36.6 million as of March 31, 2003, which was $72.2 million less than the fair value of our remaining interests in AerCo at the time of the deconsolidation. As a result, we recognized this difference of $72.2 million as other revenue in our 2003 results of operations following the deconsolidation of AerCo. The AerCo deconsolidation was the primary cause of the differences between our 2003 and 2004 results of operations.

  Goodwill Impairment

        In 2004, we recorded an impairment of all of our existing goodwill of $132.4 million as a result of our annual goodwill impairment test. We calculate our valuation using a discounted cash flow approach that considers all of our existing assets and liabilities as well as our business plans. Based on the factors described below, in 2004 our goodwill impairment analysis resulted in the impairment of all of our then existing goodwill. In years prior to the 2005 Acquisition, our ability to grow and make additional aviation investments was primarily controlled by our prior shareholders who were also our primary source of debt funding. In 2004, we signed a new $1.6 billion facility agreement with our prior shareholders to refinance all of our previous senior debt contracted with them. The new facility agreement included significant constraints on our operations and our ability to make additional investments and required that a substantial amount of internally generated cash from asset sales be used to pre-pay our obligations under the facility agreement. In 2004, our shareholders also indicated that they were not willing to invest additional equity capital in us. We revised our discounted cash flow projection downward in 2004 to reflect these factors. In addition, we were aware that our shareholders were in discussions to sell their stake in us for consideration significantly less than our net equity value. As a result of our analysis, we recorded a $132.4 million impairment to write down all of our then existing goodwill in 2004.

Critical Accounting Policies Applicable to Us

        Our Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, and require us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Our estimates and assumptions are based on historical experiences and currently available information. We utilize professional appraisers and valuation experts, where possible, to support our estimates, particularly with respect to flight equipment. Despite our best efforts, actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require our most subjective judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

  Lease Revenue Recognition

        We lease flight equipment principally under operating leases and report rental income on a straight-line basis over the life of the lease as it is earned. Virtually all of our lease contracts require payment in advance. Rents collected in advance of when they are earned are recorded as deferred revenue on our balance sheet and recorded as lease revenue as they are earned. Provisions for doubtful notes and accounts receivables are recorded in the income statement when rentals become past-due and the rentals exceed security deposits held, except where it is anticipated that the lease will end in repossession and then provisions are made regardless of the level of security deposits. Our management monitors the status of customers and the collectability of their receivables based on factors such as the customer's credit worthiness, payment performance, financial condition and requests for modifications of lease terms and conditions. Customers for whom collectability is not reasonably assured are placed on non-accrual status and revenue is recorded on a cash basis. When our management deems the collectability to be reasonably assured, based on the above factors, the customer is removed from non-accrual status and revenue is recognized on an accrual basis. As described below, revenue from supplemental maintenance rent is recognized when we are no longer legally obligated to refund such rent to our customer, which normally coincides with lease termination or where the terms of the lease allow us to control the occurrence, timing or amount of such reimbursement.

  Depreciation and Amortization

        Flight equipment held for operating leases, including aircraft, is recorded on our balance sheet at cost less accumulated depreciation and impairment. Aircraft are depreciated over the assets' useful life, which is 25 years from the date of manufacture for substantially all of our aircraft, using the straight-line method to estimated residual values. Estimated residual values are generally determined to be approximately 15% of the manufacturer's price.

        We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. We estimate residual values of current production model engines based on observed current market prices and management expectations of value trends. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. The carrying value of flight equipment that we designate for disassembly is transferred to our inventory pool and is held for sale at the time of such designation. We discontinue the depreciation of our flight equipment when it is held as inventory. Differences between our estimates of useful lives and residual values and actual experience may result in future impairments of aircraft or engines and/or additional gains or losses upon disposal. We review residual values of aircraft and engines periodically based on our knowledge of current residual values and residual value trends to determine if they are appropriate and record adjustments as necessary.

        Intangibles related to customer relationships are amortized over ten years, which is the length of time that we expect to benefit from existing customer relationships. The amortization in each year is based on the anticipated sales in each year which benefit from such relationships. Our FAA certificate is amortized straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements.

  Inventory

        Inventory, which consists exclusively of finished goods, is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated remaining sales value at the time of purchase. We evaluate the carrying value of inventory on a regular basis in order to account for any permanent impairment in values. We estimate market value for this purpose based on internal estimates of sales values and recent sales activity of similar inventory.

  Impairments

        In accordance with FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, our flight equipment held for operating lease and definite lived intangible assets are evaluated for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the asset in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar assets, appraisal data and industry trends. Residual value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate.

        In accordance with FAS 142, Goodwill and Other Intangible Assets, we evaluate any goodwill and indefinite-lived intangible assets for impairment at the reporting unit level each year or upon the occurrence of events or circumstances that indicate that the asset may be impaired. We determine the fair value of our reporting unit through a discounted cash flow approach. In addition to the fair valuation of our individual assets and liabilities, we also estimate the discounted value of future operations. The estimated results of future operations consider current contractual rights we have to sources of future revenue, contracts under letter of intent and our current business plans. The discount rates we use to determine the fair value of our reporting unit are based on prevailing interest rates adjusted to account for our financial strength and the financial strength of our debtors/lessees. When our discounted cash flow suggests that the fair value of our reporting unit is less than our net equity, we determine the amount of implied goodwill by allocating the fair value of the reporting unit to our assets and liabilities as we would in purchase accounting and adjust our goodwill to its implied value through an impairment entry. If we fail to meet our forecasted future cash flows or if weak economic conditions prevail in our primary markets, the estimated fair values of our reporting unit may be adversely affected, resulting in impairment charges.

  Allocation of Purchase Price to Acquired Assets

        We account for business combinations in accordance with FAS 141, Business Combinations. We apply the purchase price of all acquisitions to the fair value of acquired assets and liabilities, including identifiable intangible assets and liabilities. To determine fair value, we utilize a combination of third-

party appraisers, our own recent experience in the market place and discounted cash flow analyses. Our discounted cash flow analyses require us to make estimates and assumptions of the future use of these assets and their impact on our financial position. We apply a discount rate to each different asset or liability based on prevailing interest rates and the underlying credit of the obligor.

  Accrued Maintenance Liability

        In many operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In most of these contracts, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft or engine, we reimburse the lessee for the maintenance costs incurred, up to the maximum of the supplemental maintenance rental payments made with respect to the lease contract. In all contracts without supplemental maintenance rent obligations, to the extent that the aircraft or engine is redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at re-delivery. In addition, in both types of contracts, we may be obligated to contribute to the cost of specified maintenance events expected to occur during the term of the lease (lessor contributions) which result from utilization of the aircraft or engine prior to the subject lease.

        Our accounting for supplemental rents paid by the lessee during the term of a lease depends upon whether we can control the occurrence, timing or amount of any reimbursement of supplemental rents during the lease. In longer-term lease contracts (primarily aircraft lease contracts) where we are not able to control the occurrence, timing or associated cost of qualifying maintenance work, we record supplemental rent paid by the lessee as accrued maintenance liability in recognition of our contractual commitment to refund such receipts. In these contracts, we do not recognize such supplemental rent as revenue during the lease. Reimbursements to the lessee upon the receipt of evidence of qualifying maintenance work are charged against the existing accrued maintenance liability. At the end of a lease, any amounts of undisbursed supplemental rents received from lessees are released from accrued maintenance liability as lease revenue. Separately, our obligation to make lessor contribution payments is estimated at the inception of the lease and recorded as accrued maintenance liability through a charge to leasing expenses. Our payments of lessor contributions during the term of a lease are charged against the relevant accrual. At the end of the lease, any undisbursed amounts of lessor contributions are released from the accrued maintenance liability as a credit to leasing expenses. Any amounts received as part of an end-of-lease adjustment are recorded as lease revenue and any amounts paid are recorded as leasing expenses.

        In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow us to control the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, we record a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

  Consolidation

        We consolidate all companies in which we have direct or indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. Consolidated entities include certain joint ventures such as our AerVenture and Bella Aircraft Leasing I Limited, or Bella and our Aircraft Lease Securitisation securitization vehicle. The determination of which entities are variable interest entities and of which variable interest entities we are the primary beneficiary involves the use of significant estimates, including whether the entity has sufficient equity to finance its activities without additional subordinated financial support and the expected cash flows to the entity and distributions of those cash flows in the future. We estimate expected cash flows based on the variable interest entities' contractual rights and obligations as well as reasonable expectations for future business developments. We then adjust these cash flow estimates to simulate possible changes in economic trends which could impact the variable interest entity to determine which entity will absorb a majority of the variability in order to determine if we are the primary beneficiary of the variable interest entity.

  Deferred Income Taxes

        We provide for income taxes according to FAS 109, Accounting for Income Taxes. We have significant tax loss carryforwards in certain of our subsidiaries. We evaluate valuation allowances for tax losses at the individual company level or consolidated tax group level in accordance with the tax law in the specific jurisdiction. We evaluate the potential for recovery of our tax losses by estimating the future taxable profits expected from each subsidiary and considering prudent and feasible tax planning strategies. In estimating future taxable profits, we consider all current contracts and assets of the business, as well as a reasonable estimation of future taxable profits achievable by us. If we are not able to achieve the level of projected taxable profits used in our assessment, and no tax planning strategies are available to us, an additional valuation allowance may be required against our tax assets with a corresponding charge to our income statement in the future.

Financial Period Convention

        We were formed on June 27, 2005; however, we did not commence operations until June 30, 2005, when we acquired all of the shares and certain of the liabilities of AerCap B.V. Our initial accounting period is from June 27, 2005 to December 31, 2005 but we generated no material revenue or expense between June 27, 2005 and June 30, 2005, and did not have any material assets before the 2005 Acquisition. For convenience of presentation only, we have labeled our initial accounting period in table headings in this prospectus as the six months ended December 31, 2005. In addition, for presentation purposes in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we have combined the six months ended June 30, 2005 of AerCap B.V., our predecessor, with our initial accounting period into a 12 month period ended December 31, 2005. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and for our initial accounting period ended December 31, 2005. The combined period information is included as a combined presentation since it is the way our management analyzes our business results. This combined presentation, however, is not in accordance with US GAAP and should be considered as supplemental information only.

Revenues

        Our revenues consist primarily of lease revenue from aircraft and engine leases, sales revenue, management fee revenue and interest revenue.

  Lease Revenue.

        Nearly all of our aircraft and engine lease agreements provide for the payment of a fixed, periodic amount of rent or a floating, periodic amount of rent tied to interest rates during the term of the lease. In limited circumstances, our leases may require a basic rental payment based partially or exclusively on the amount of usage during a period. In addition, many of our leases require the payment of supplemental maintenance rent based on aircraft or engine utilization and lease term, or an end-of-lease compensation amount calculated with reference to the technical condition of the aircraft or engine at lease expiration. The amount of lease revenue we recognize is primarily influenced by five factors:

  •
  the contracted lease rate, which is highly dependent on the age, condition and type of the leased equipment;

  •
  for leases with rates tied to floating interest rates, interest rates during the term of the lease;

  •
  the number, type, condition and age of flight equipment subject to lease contracts;

  •
  the lessee's performance of their lease obligations; and

  •
  the amount of supplemental maintenance rent including receipt of end-of-lease compensation adjustments we receive in excess of amounts we are required to reimburse to lessees during the lease term and any reductions we make to our accrued maintenance liability based on estimates of our contractual obligations in our current lease contracts.

        In addition to aircraft or engine specific factors such as the type, condition and age of the asset, the lease rates for our leases with fixed rental payments are determined in part by reference to the prevailing interest rate for a debt instrument with a term similar to the lease term and with a similar credit quality as the lessee at the time we enter into the lease. Many of the factors described in the bullet points above are influenced by global and regional economic trends, airline market conditions, the supply/demand balance for the type of flight equipment we own and our ability to remarket flight equipment subject to expiring lease contracts under favorable economic terms.

        We operate our business on a global basis. As of September 30, 2006, we had 99 aircraft on lease (excluding the eight aircraft that we intend to disassemble or sell at the end of their leases) to 49 customers in 34 countries, with no lessee accounting for more than 7.1% of lease revenue for the nine months ended September 30, 2006. The following table shows the regional profile of our lease revenue for the periods indicated:

	AerCap Holdings B.V.			AerCap Holdings C.V.
	Year ended December 31,
			Six months ended June 30, 2005	Three months ended September 30, 2005	Six months ended December 31, 2005	Nine months ended September 30, 2006
	2003	2004
Asia/Pacific	34%	35%	43%	44%	44%	43%
Europe	33	36	33	33	33	34
North America/Caribbean	18	21	18	19	18	17
Latin America	12	7	6	4	5	6
Africa/Middle East	3	1	—	—	—	—

Total	100%	100%	100%	100%	100%	100%

        The geographical concentration of our customer base has varied historically, reflecting the opportunities available in particular markets at a given time. The current recent concentration in the Asia/Pacific region reflects high growth in demand for air travel in this developing market.

  Sales Revenue.

        Our sales revenue is generated from the sale of our aircraft, engines, and inventory. The price we receive for our aircraft, engines and inventory is largely dependent on the condition of the asset being sold, prevailing interest rates, airline market conditions and the supply/demand balance for the type of asset we are selling. The timing of the closing of aircraft and engine sales is often uncertain, as a sale may be concluded swiftly or negotiations may extend over several weeks or months. As a result, even if sales are comparable over a long period of time, during any particular fiscal quarter or other reporting period we may close significantly more or fewer sale transactions than in other reporting periods. Accordingly, sales revenue recorded in one fiscal quarter or other reporting period may not be comparable to sales revenue in other periods.

  Management Fee Revenue.

        We generate management fee revenue through a variety of management services that we provide to non-consolidated aircraft securitization vehicles and joint ventures and third-party owners of aircraft. Our management services include leasing and remarketing services, cash management and treasury services, technical advisory services and accounting and administrative services. We currently generate almost three-quarters of our management fee income from services we provide to two securitization vehicles, Airplanes Group and AerCo. Since Aircraft Lease Securitisation's results are consolidated in our financial statements, we do not generate any accounting revenue from the services we provide to it.

  Interest Revenue.

        Our interest revenue is derived primarily from deposit interest on unrestricted and restricted cash balances and interest recognized on financial instruments we hold, such as notes issued by lessees in connection with lease restructurings and subordinated debt investments in unconsolidated securitization vehicles or affiliates. The amount of interest revenue we recognize in any period is influenced by the amount of free or restricted cash balances, the principal balance of financial instruments we hold, contracted or effective interest rates, and movements in provisions for financial instruments which can affect adjustments to valuations or provisions.

  Other Revenue.

        Our other revenue includes net gains or losses we generate from the sale of aircraft-related investments, such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings. The amount of other revenue recognized in any period is influenced by the number of saleable financial instruments we hold, the credit profile of the obligor and the demand for such investments in the market at the time. Since there is limited or no market liquidity for some of the securities we receive in connection with lease restructurings, making the securities difficult to value, and because many of the issuers of the securities are in a distressed financial condition, we may experience volatility in our revenues when we sell our aircraft-related investments due to significant changes in their value.

Operating Expenses

        Our primary operating expenses consist of depreciation and amortization, interest on term debt, other operating expenses and selling, general and administrative expenses.

  Depreciation and Amortization.

        We depreciate our aircraft on a straight-line basis over the asset's useful life, which is 25 years from the date of manufacture for substantially all or our aircraft, to an estimated residual value. We depreciate current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. Our depreciation expense is influenced by the adjusted gross book values of our flight equipment, the depreciable life of the flight equipment and the estimated residual value of the flight equipment. Adjusted gross book value is the original cost of our flight equipment, including purchase expenses, adjusted for subsequent capitalized improvements, impairments, and accounting basis adjustments associated with business combinations.

  Cost of Goods Sold.

        Our cost of goods sold consists of the net book value of flight equipment, including inventory, sold to third parties at the time of the sale.

  Interest on Term Debt.

        Our interest on term debt expense arises from a variety of funding structures and related derivative instruments as described in "Indebtedness". Interest on term debt expense in any period is primarily affected by contracted interest rates, principal amounts of indebtedness, including notional values of derivative instruments and unrealized mark-to-market gains or losses on derivative instruments.

  Other Operating Expenses.

        Our other operating expenses consist primarily of operating lease-in costs, leasing expenses, provision for doubtful notes and accounts receivable and restructuring expenses.

        Our operating lease-in costs relate to our lease obligations for aircraft we lease from financial investors and sublease to aircraft operators. We entered into all of our lease-in transactions between 1988 and 1992 and these leases expire between 2008 and 2012. As described in Note 15 to our consolidated financial statements included in this prospectus, we have established an onerous contract accrual equal to the difference between the present value of our lease expenses and the sublease revenue we receive, discounted at appropriate discount rates. The amount of this liability amortizes monthly as a reduction of operating lease-in costs on a constant yield basis as we meet our obligations to the aircrafts' legal owners under the applicable leases.

        Our leasing expenses consist primarily of maintenance expenses on our flight equipment, which we incur when our flight equipment is off-lease, technical expenses we incur to monitor the maintenance condition of our flight equipment during a lease, end-of-lease payments and to transition flight equipment from an expired lease to a new lease contract and non-capitalizable flight equipment transaction expenses. In addition, we recognize leasing expenses when we contractually agree to contribute our own funds to maintenance events during a lease or increase our accrued maintenance liability based on estimates of our contractual obligations in current lease contracts.

        Our provision for doubtful notes and accounts receivable consists primarily of provisions we establish to reduce the carrying value of our notes and accounts receivables to estimated collectible levels.

        Our restructuring expenses relate to legal and professional fees, as well as refinancing fees incurred in 2003 in a restructuring of our principal bank debt as described in Note 26 to our audited consolidated financial statements included in this prospectus.

        The primary factors affecting our other operating expenses are:

  •
  lessee defaults, which may result in additional provisions for doubtful notes and accounts receivable, material expenses to repossess flight equipment and restore it to an airworthy and marketable condition, unanticipated lease transition costs, and an increase to our onerous contract accrual, and

  •
  the frequency of lease transitions and the associated costs.

  Selling, General and Administrative Expenses.

        Our principal selling, general and administrative expenses consist of personnel expenses, including salaries and benefits, professional and advisory costs and office and travel expenses as summarized in Note 25 to our audited consolidated financial statements included in this prospectus. The level of our selling, general and administrative expenses is influenced primarily by our number of employees and the extent of transactions or ventures we pursue which require the assistance of outside professionals or advisors. Our selling, general and administrative expenses also include the mark-to-market gains and losses for our foreign exchange rate hedges related to our euro denominated selling, general and administrative expenses. Assuming a public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the cover of this prospectus, and a closing date of November 21, 2006, on the closing date of this offering, we expect to recognize $68.6 million in non-cash compensation expenses consisting of (i) $3.2 million from the vesting of options and restricted stock previously granted to members of our senior management, and one consultant, primarily in connection with the 2005 Acquisition, (ii) $64.5 million from the vesting of restricted stock sold at a discount to the two executives/shareholders of AeroTurbine in connection with the AeroTurbine Acquisition, and (iii) $0.9 million from the vesting of options granted to our new Chief Financial Officer, in connection with his hiring, and to two other executive officers, which will increase our selling, general and administrative expenses in the fourth quarter of 2006. In addition to the expected $68.6 million non-

cash compensation expense we will incur on the closing date of this offering, we will incur additional compensation expense in the fourth quarter and in the periods after the closing date of this offering tied to the remaining restricted stock and stock options, which are not fully vested or subject to selling restrictions, and any future stock option grants.

Provisions for Income Taxes

        Our operations are taxable primarily in three main jurisdictions in which we manage our business: The Netherlands, Ireland and the United States. Deferred income taxes are provided to reflect the impact of temporary differences between our US GAAP income from continuing operations before income taxes and minority interests and our taxable income. Our effective tax rate has varied significantly year to year from 2003 to 2005. The primary source of temporary differences is the availability of accelerated tax depreciation in our primary operating jurisdictions. As a result of the temporary differences, we have not incurred any material net income tax liability since our inception. Our effective tax rate in any year depends on the tax rates in the jurisdictions from which our income is derived along with the extent of permanent differences between US GAAP income from continuing operations before income taxes and minority interests and taxable income.

        We have substantial tax losses which can be carried forward, which we recognize as tax assets. We evaluate the recoverability of tax assets in each jurisdiction in each period based upon our estimates of future taxable income in those jurisdictions. If we determine that we are not likely to generate sufficient taxable income in a jurisdiction prior to expiration, if any, of the availability of tax losses, we establish a valuation allowance against the tax loss to reduce it to its recoverable value. We evaluate the appropriate level of valuation allowances annually and make adjustments as necessary. Increases or decreases to valuation allowances can affect our provision for income taxes on our consolidated income statement and consequently may affect our effective tax rate in a given year.

Recent Developments

        In August 2006, we entered into agreements with GATX to purchase 22 used aircraft consisting of one A319 aircraft, 13 A320 aircraft, four Boeing 737 aircraft and four Boeing 757 aircraft for $275.0 million. Five of the 22 aircraft had been delivered as of September 30, 2006 and we expect the remaining 17 aircraft to be delivered before February 2007. In addition, in July 2006, we entered into a letter of intent with GATX to purchase five additional A320 aircraft. In October 2006, we entered into a senior secured loan facility with a syndicate of banks led by affiliates of Calyon to finance the purchase of 25 of the 27 GATX aircraft. The purchase of the remaining two aircraft are being financed through our existing lines of credit.

        On October 17, 2006, we signed a letter of intent to acquire 20 new A330-200 widebody aircraft from Airbus. Our board of directors has approved the purchase and the letter of intent anticipates that, subject to limited exceptions, we and Airbus agree upon final purchase documentation by November 30, 2006. We paid a $10.0 million non-refundable deposit to Airbus in connection with the letter of intent. On the basis of base value appraisals cited to us by an aircraft valuation consultant, we believe the approximate current appraised base value for a single A330-200 aircraft manufactured in 2006 is approximately $95 million. The aircraft covered by the letter of intent would be manufactured at a later date. However, in the event we enter into definite purchase documentation, we expect the per aircraft purchase price for our 20 aircraft order will be at a discount to this amount. Although we expect to be able to negotiate final purchase documentation with Airbus, we may not be able to do so and therefore the purchase of the A330-200 aircraft may not in fact occur and we would lose our $10.0 million deposit. In the event we enter into final purchase documentation with respect to the A330-200 aircraft, we would have significantly increased financial commitments. We would expect to meet such commitments through a combination of our current cash and cash equivalent balances, cash flows from operations, existing committed financings and additional financings that we would need to secure in the future.

Results of Operations

        Results of Operations for the Nine Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2005

        Our results of operations for the nine months period ended September 30, 2005 represent an aggregation of the results of operations for AerCap B.V. from January 1, 2005 to June 30, 2005 when it was owned by our prior shareholders and the results of operations for AerCap Holdings C.V. from June 27, 2005 (inception) to September 30, 2005 following the 2005 Acquisition on June 30, 2005. These results have been aggregated to provide investors with information related to our operating results for the nine months ended September 30, 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our results of operations in 2005 with the nine months ended September 30, 2006. Results of operations for AerCap Holdings C.V. after the 2005 Acquisition include the effects of purchase accounting related to the 2005 Acquisition and, therefore, are not directly comparable to the results of operation for AerCap B.V. in prior periods. The material impacts on our consolidated income statement of the 2005 Acquisition are reflected in lower depreciation expense due to reduced net book values, which resulted in a $10.4 million decrease in depreciation expense in the nine months ended September 30, 2005, and in lower interest on term debt expense due to the elimination of certain debt, which resulted in a $6.5 million decrease in interest on term debt expense in the nine months ended September 30, 2005. Other than the corresponding effect on income from continuing operations before provision for income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement. We have included a reconciliation of our nine months ended September 30, 2005 aggregate period results to our consolidated income statements prepared in accordance with US GAAP in the table below:

Results of Operations

	AerCap B.V.	AerCap Holdings C.V.	Aggregate non-GAAP
	Six months ended June 30, 2005 (restated)	Three months ended September 30, 2005	Nine months ended September 30, 2005
	(US dollars in millions)
Revenues
Lease revenue	$175.3	$81.3	$256.6
Sales revenue	79.6	—	79.6
Management fee revenue	6.5	4.0	10.5
Interest revenue	13.1	10.5	23.6
Other revenue	3.5	0.2	3.7

Total revenues	278.0	96.0	374.0
Expenses
Depreciation and amortization	66.4	22.5	88.9
Cost of goods sold	57.6	—	57.6
Interest on term debt	69.8	24.9	94.7
Operating lease in costs	13.9	6.5	20.4
Leasing expenses	9.7	4.4	14.1
Provision for doubtful notes and accounts receivable	3.2	(0.2)	3.0
Selling, general and administrative expenses	19.6	10.9	30.5

Total expenses	240.2	69.0	309.2
Income from continuing operations before income taxes	37.8	27.0	64.8
Provision for income taxes	(4.1)	(4.1)	(8.2)

Net income	$33.7	$22.9	$56.6

        The aggregation of the results of operations data for the nine months ended September 30, 2005 is not in accordance with US GAAP. Since AerCap Holdings C.V is a different reporting entity for accounting purposes from AerCap B.V., the aggregated information should be considered as supplemental information only. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and the results of AerCap Holdings C.V. for the three months ended September 30, 2005.

	Aggregate non-GAAP	AerCap Holdings C.V.
	Nine months ended September 30, 2005	Nine months ended September 30, 2006
	(US dollars in millions)
Revenues
Lease revenue	$256.6	$311.1
Sales revenue	79.6	236.7
Management fee revenue	10.5	10.4
Interest revenue	23.6	26.7
Other revenue	3.7	18.0

Total revenues	374.0	602.9
Expenses
Depreciation and amortization	88.9	72.4
Cost of goods sold	57.6	183.3
Interest on term debt	94.7	111.4
Operating lease in costs	20.4	18.9
Leasing expenses	14.1	26.6
Provision for doubtful notes and accounts receivable	3.0	(0.8)
Selling, general and administrative expenses	30.5	66.6

Total expenses	309.2	478.4
Income from continuing operations before income taxes and minority interest	64.8	124.5
Provision for income taxes	(8.2)	(20.1)
Minority interest net of taxes	—	0.7

Net income	$56.6	$105.1

        Revenues.    Our total revenues increased by $228.9 million, or 61.2%, to $602.9 million in the nine months ended September 30, 2006 from $374.0 million in the nine months ended September 30, 2005. In the nine months ended September 30, 2006, we generated $545.0 million in our aircraft segment and $58.2 million in our engine and parts segment, and, in the nine months ended September 30, 2005, we generated $374.0 million in our aircraft segment and no revenue in our engine and parts segment since we had not yet acquired AeroTurbine. The principle categories of our revenue and their variances were:

	Nine months ended September 30, 2005 (restated)	Nine months ended September 30, 2006	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Lease revenue	$256.6	$311.1	$54.5	21.2%
Sales revenue	79.6	236.7	157.1	197.4%
Management fee revenue	10.5	10.4	(0.1)	(1.0)%
Interest revenue	23.6	26.7	3.1	13.1%
Other revenue	3.7	18.0	14.3	386.5%

Total	$374.0	$602.9	$228.9	61.2%

        The increase in lease revenue was attributable primarily to:

  •
  the acquisition of AeroTurbine on April 26, 2006, which resulted in a $18.8 million increase in lease revenue in the nine months ended September 30, 2006;

  •
  the acquisition between January 1, 2005 and September 30, 2006 of 19 aircraft with an aggregate net book value of $650.0 million at the date of acquisition, partially offset by the sale of 36 primarily older Fokker aircraft during such period, with an aggregate net book value of $210.9 million at the date of sale, which resulted in a $14.8 million increase in lease revenue;

  •
  an increase in payments from leases with lease rates tied to floating interest rates in the nine months ended September 30, 2006 due to increases in market interest rates, which resulted in a $13.0 million increase in lease revenue; and

  •
  an increase of $7.9 million in maintenance reserves revenue in the nine months ended September 30, 2006 from $13.3 million in the nine months ended September 30, 2005 to $21.2 million in the nine months ended September 30, 2006. Maintenance revenues in the two six-month periods ended June 30, 2005 and 2006 were comparable. In the three months ended September 30, 2006, we recognized $7.7 million of such revenue from lease terminations on two aircraft against no revenue from lease terminations in the three months ended September 30, 2005.

        The increase in sales revenue was attributable primarily to:

  •
  an increase in average sales price to $13.2 million (15 aircraft) in the nine months ended September 30, 2006 from $4.2 million (19 aircraft) in the nine months ended September 30, 2005. The increase of the average sales price is mainly a result of the mix of aircraft types sold and increased demand for the sold aircraft. In the nine months ended September 30, 2006, we sold four A320 aircraft where in the prior period we primarily sold older Fokker aircraft and we only sold one A320 aircraft; and

  •
  the acquisition of AeroTurbine on April 26, 2006. In the period from April 26, 2006 to September 30, 2006, AeroTurbine generated $39.1 million of sales revenue.

        Management fee revenue did not materially change in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005.

        The increase in interest revenue was due to an increase in our average cash and cash equivalents and restricted cash balances to $360.0 million in the nine months ended September 30, 2006 compared to $299.4 million in the nine months ended September 30, 2005, and an increase in the average interest rates to 4.1% in the nine months ended September 30, 2006 from 1.9% in the nine months ended September 30, 2005 on those balances.

        The increase in other revenue was due to the increase in revenue from the sale of financial assets in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. In the nine months ended September 30, 2005, we sold our AerCo Series D Note for a gain of $4.6 million which was partially offset by our sale of notes secured by two aircraft for a loss of $1.4 million. In the nine months ended September 30, 2006, we sold three unsecured notes for a gain of $15.3 million, received $2.1 million from an investment in liquidation and sold notes secured by eight aircraft for a gain of $0.6 million.

        Depreciation and Amortization.    Depreciation and amortization decreased by $16.5 million, or 18.6%, to $72.4 million in the nine months ended September 30, 2006 from $88.9 million in the nine months ended September 30, 2005 due primarily to the reduction of our asset values in connection with the 2005 Acquisition. The decrease was partially offset by the acquisition of 14 new aircraft between September 30, 2005 and September 30, 2006 with a book value at the time of the acquisition of $441.6 million and the increased depreciation and amortization resulting from the AeroTurbine Acquisition.

        Cost of Goods Sold.    Cost of goods sold increased by $125.7 million, or 218.2%, to $183.3 million in the nine months ended September 30, 2006 from $57.6 million in the nine months ended September 30, 2005 due primarily to:

  •
  an increase in average cost of goods sold for each aircraft. The average cost of goods sold for each aircraft increased to $10.0 million in the nine months ended September 30, 2006 from $3.0 million in the nine months ended September 30, 2005. The increase of the average cost of goods sold is a result of the mix of aircraft types sold;

  •
  the acquisition of AeroTurbine on April 26, 2006, which resulted in a $33.9 million increase in cost of goods sold.

        Interest on Term Debt.    Our interest on term debt increased by $16.7 million, or 17.6%, to $111.4 million in the nine months ended September 30, 2006 from $94.7 million in the nine months ended September 30, 2005. The increase in interest on term debt was principally caused by:

  •
  an increase in the average interest rate on our term debt in the nine months ended September 30, 2006 to 6.7% from 6.4% in the nine months ended September 30, 2005 due to the increase in market interest rates and the fact that we refinanced low interest rate indebtedness owed to our prior shareholder with higher interest rate debt with a longer maturity;

  •
  a $12.0 million decrease in the recognition of mark-to-market gains on derivatives to $8.4 million in the nine months ended September 30, 2006 from $20.4 million in the nine months ended September 30, 2005;

  •
  the acquisition of AeroTurbine on April 26, 2006, which resulted in a $8.1 million increase in interest on term debt.

  partially offset by:

  •
  a $119.4 million decrease in our average outstanding indebtedness balance, which was $2,287.6 million in the nine months ended September 30, 2006 compared to $2,407.0 million in the nine months ended September 30, 2005. Our average outstanding indebtedness declined due to the 2005 Acquisition and was partially offset by the incurrence of $324.9 million of indebtedness to purchase new aircraft, $215.9 million indebtedness in connection with the AeroTurbine acquisition and indebtedness incurred by AeroTurbine to purchase engines and parts.

        Other Operating Expenses.    Our other operating expenses increased by $7.2 million, or 19.2%, to $44.7 million in the nine months ended September 30, 2006 from $37.5 million in the nine months ended September 30, 2005. The principal categories of our other operating expenses and their variances were as follows:

	Nine months ended September 30, 2005	Nine months ended September 30, 2006	Increase/ (decrease)	Percentage difference
	(US$ in millions)
Operating lease in costs	$20.4	$18.9	$(1.5)	(7.4)%
Leasing expenses	14.1	26.6	12.5	88.7%
Provision for doubtful notes and accounts receivable	3.0	(0.8)	(3.8)	(126.7)%

Total	$37.5	$44.7	$7.2	19.2%

        Our leasing expenses increased in the nine months ended September 30, 2006 primarily because of an increase of $14.2 million in the recognition of accrued maintenance liability for lease transitions primarily on six aircraft. We recorded $10.2 million of expenses for four of these six aircraft related to maintenance contributions we agreed to make on new leases. On the same four aircraft we recorded

$13.3 million of supplemental maintenance rent income, which is recorded as lease revenue, from payments to us by the prior lessees of the aircraft.

        Our provision for doubtful notes and accounts receivable was lower in the nine months ended September 30, 2006 when compared to the nine months ended September 30, 2005 due to the decrease in lessee defaults in the nine months ended September 30, 2006 and the collection of $2.4 million of receivables for which we had previously recorded a reserve.

        Selling, General and Administrative Expenses.    Our selling, general and administrative expenses increased by $36.1 million, or 118.4%, to $66.6 million in the nine months ended September 30, 2006 from $30.5 million in the nine months ended September 30, 2005, due primarily to (i) the acquisition of AeroTurbine on April 26, 2006, which resulted in a $23.2 million increase in selling, general and administrative expenses, including a $10.5 million stock compensation charge, (ii) start-up costs for our two consolidated joint ventures, AerVenture and Bella, which totaled $3.8 million, (iii) stock compensation expenses of $4.5 million related to the issuance of options to purchase stock in the companies which indirectly own us to our non-executive directors and (iv) expenses of $4.2 million incurred up to September 30, 2006 in connection with our public offering.

        Income From Continuing Operations Before Income Taxes and Minority Interests.    For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $59.7 million, or 92.1%, to $124.5 million in the nine months ended September 30, 2006 from $64.8 million in the nine months ended September 30, 2005.

        Provision for Income Taxes.    Our provision for income taxes increased by $11.9 million to $20.1 million in the nine months ended September 30, 2006 from $8.2 million in the nine months ended September 30, 2005 primarily due to our increased income from continuing operations before income taxes and minority interests.

        Net Income.    For the reasons explained above, our net income increased by $48.5 million, or 85.7%, to $105.1 million in the nine months ended September 30, 2006 from $56.6 million in the nine months ended September 30, 2005.

  Results of Operations for 2005 Compared to 2004

        Our results of operations for the year ended December 31, 2005 represent an aggregation of the results of operations for AerCap B.V. from January 1, 2005 to June 30, 2005 when it was owned by our prior shareholders and the results of operations for AerCap Holdings C.V. from June 27, 2005 (inception) to December 31, 2005 following the 2005 Acquisition on June 30, 2005. These results have been aggregated to provide investors with information related to our operating results for the full year of 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our results of operations in 2005 with prior periods. Results of operations for AerCap Holdings C.V. after the 2005 Acquisition include the effects of purchase accounting related to the 2005 Acquisition and, therefore, are not directly comparable to the results of operation for AerCap B.V. in the prior periods. The material impacts on our consolidated income statement of the 2005 Acquisition are reflected in lower depreciation expense due to reduced net book values, which resulted in a $20.9 million decrease in depreciation expense in 2005, and in lower interest on term debt expense due to the elimination of certain debt, which resulted in a $19.6 million decrease in interest on term debt expense in 2005. Other than the corresponding effect on income from continuing operations before income taxes and net income, the 2005 Acquisition did not materially impact any of the other line items in our consolidated income statement. We have included a reconciliation of our 2005 aggregate period results to our consolidated income statements prepared in accordance with US GAAP in the table below:

Results of Operations

	AerCap B.V.	AerCap Holdings C.V.	Aggregate non-GAAP
	Six months ended June 30, 2005 (restated)	Six months ended December 31, 2005 (restated)	Year ended December 31, 2005
	(US dollars in millions)
Lease revenue	$175.3	$173.6	$348.9
Sales revenues	79.6	12.5	92.1
Management fee revenue	6.5	7.7	14.2
Interest revenue	13.1	20.3	33.4
Other revenue	3.5	1.0	4.5

Total revenue	278.0	215.1	493.1
Depreciation and amortization	66.4	46.0	112.4
Cost of goods sold	57.6	10.6	68.2
Interest on term debt	69.9	44.7	114.6
Operating lease-in costs	13.9	11.4	25.3
Leasing expenses	9.7	12.2	21.9
Provisions for doubtful notes and accounts receivable	3.2	3.0	6.2
Selling, general and administrative expenses	19.5	26.9	46.4

Total expenses	240.2	154.8	395.0
Income from continuing operations before income taxes	37.8	60.3	98.1
Provisions for income taxes	(4.1)	(10.6)	(14.7)

Net income	$33.7	$49.7	$83.4

        The aggregation of the results of operations data for 2005 is not in accordance with US GAAP. Since AerCap Holdings C.V is a different reporting entity for accounting purposes from AerCap B.V., the aggregated information should be considered as supplemental information only. The financial information presented for this combined period reflects the addition, with no adjustments, of the results of AerCap B.V. for the six months ended June 30, 2005 and the results of AerCap Holdings C.V. for the initial accounting period ended December 31, 2005.

        Revenues.    Our total revenues increased by $102.2 million, or 26.1%, from $390.9 million in 2004 to $493.1 million in 2005. The principal categories of our revenue and their year over year variances were:

	2004 (restated)	2005 (restated)	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Lease revenue	$308.5	$348.9	$40.4	13.1%
Sales revenue	32.1	92.1	60.0	186.9%
Management fee revenue	15.0	14.2	(0.8)	(5.3)%
Interest revenue	21.6	33.4	11.8	54.6%
Other revenue	13.7	4.5	(9.2)	(67.2)%

Total	$390.9	$493.1	$102.2	26.1%

        The increase in lease revenue was attributable primarily to:

  •
  the recognition of supplemental maintenance rent from lease terminations and reductions in our estimated accrued maintenance liability, which resulted in a $21.2 million increase in lease revenue;

  •
  an increase in lease revenue due to the acquisition of 15 aircraft between January 1, 2004 and December 31, 2005 with a cumulative net book value of $656.8 million at the date of acquisition, partially offset by the sale of 30 primarily older Fokker aircraft during such period with a cumulative net book value of $83.5 million at the date of sale, which resulted in a $16.2 million increase in lease revenue;

  •
  an increase in payments under leases with lease rates tied to floating interest rates due to increases in market interest rates, which resulted in a $13.2 million increase in lease revenue;

        partially offset by:

  •
  the absence of voluntary lease termination penalties collected in 2005, which generated $6.2 million in revenue in 2004;

  •
  the amortization of the intangible lease premium generated at the time of the 2005 Acquisition, which resulted in a $3.3 million decrease in lease revenue; and

  •
  a decrease in lease revenue from the expiration of older, longer-term leases and the entry into new leases at lower rates, which decreased lease revenue by $1.1 million.

        The increase in sales revenue to $92.1 million in 2005 from $32.1 million in 2004 reflects an increase in the number of aircraft sold in 2005 (21 aircraft) as compared to those sold in 2004 (nine aircraft). The average sales price per aircraft in 2005 was $4.3 million compared to $3.5 million in 2004. The number of aircraft sold in 2005 increased as our management decided to take advantage of favorable market conditions by selling some of our older, less desirable aircraft, including 16 of our Fokker aircraft.

        Management fee revenue decreased slightly between 2004 and 2005 primarily because of a reduction in AerCo fees due to lower AerCo cashflows. In 2005, we generated 39.2% of our management fee revenue from Airplanes Group and 34.9% of our management fee revenue from AerCo. In 2004, we generated 39.0% of our management fee revenue from Airplanes Group and 36.0% of our management fee revenue from AerCo.

        The increase in interest revenue in 2005 compared with 2004 was due to:

  •
  an increase in our average cash and cash equivalents and restricted cash balances to $303.9 million in 2005 compared to $295.6 million in 2004, and an increase in the average interest rates to 2.41% in 2005 from 1.09% in 2004 on those balances, which resulted in a $4.1 million increase in interest revenue; and

  •
  the accretion of purchase price adjustments on our interest-bearing financial assets written down in connection with the 2005 Acquisition, which resulted in a $6.1 million increase in interest revenue.

        The decrease in other revenue primarily reflects the net gain on sale of a claim which we sold in 2004, which originated from the bankruptcy of one of our lessees. The gain recognized was $8.2 million. We recognized a gain on the sale of our AerCo Series D notes in 2005 of $4.6 million and a similar amount of other revenue in 2004 from penalty fees received from a lessee in connection with a lease restructuring.

        Depreciation and Amortization.    Depreciation and amortization decreased by $13.5 million, or 12.0%, to $112.4 million in 2005 from $125.9 million in 2004 due primarily to the reduction of our asset values in connection with the 2005 Acquisition. The decrease was partially offset by an increase in depreciation related to increased aggregate book values of our assets resulting from the acquisition of six new aircraft with a net book value of $250.3 million and the sale of 19 aircraft (18 of which were older aircraft) with an aggregate net book value of $67.4 million during 2005.

        Cost of Goods Sold.    The increase in cost of goods sold in 2005 reflected the increase in the number of aircraft sold to 21 with an average carrying value of $3.2 million in 2005 from nine with an average carrying value of $2.1 million in 2004.

        Interest on Term Debt.    Our interest on term debt increased by $1.5 million, or 1.3%, to $114.6 million in 2005 from $113.1 million in 2004. Our interest on term debt expense was principally affected by:

  •
  an increase in our average interest rate in 2005 to 5.9% from 5.2% in 2004 due to increases in market interest rates and the fact that we refinanced low interest rate indebtedness owed to our prior shareholders with higher interest rate debt with a longer maturity;

        largely offset by:

  •
  a $210.2 million decrease in our average outstanding indebtedness balance which was $2,490.9 million in 2005 compared to $2,701.1 million in 2004; and

  •
  a $12.5 million increase in the recognition of mark-to-market gains on derivatives to $32.4 million in 2005 from $19.9 million in 2004.

        Our average outstanding indebtedness declined primarily due to the 2005 Acquisition. This decrease as a result of the 2005 Acquisition was only partially offset by our incurrence of $1.0 billion of indebtedness to pay a portion of the 2005 Acquisition purchase price and $221.0 million of indebtedness which was incurred in connection with the acquisition of new aircraft in 2005.

        Impairments.    In 2004, we recorded a $132.4 million impairment for all of our existing goodwill as a result of our annual goodwill impairment test described in "—Factors Affecting the Comparability of our Results—Goodwill Impairment". We did not record any impairments in 2005.

        Other Operating Expenses.    Our other operating expenses decreased by $13.5 million, or 20.2%, to $53.4 million in 2005 from $66.9 million in 2004. The principal categories of our other operating expenses and their year over year variances were as follows:

	2004	2005	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$35.8	$25.3	$(10.5)	(29.3)%
Leasing expenses	30.5	21.9	(8.6)	(28.2)%
Provision for doubtful notes and accounts receivable	0.6	6.2	5.6	933.3%

Total	$66.9	$53.4	$(13.5)	(20.2)%

        Our operating lease-in costs decreased due primarily to the repurchase of an aircraft previously leased-in and the termination of our lease obligation to the prior legal owner of the aircraft and an amendment to the lease on one of our other leased-in aircraft which lowered our lease obligations.

        Our leasing expenses decreased in 2005 primarily because we incurred lower maintenance expenses due to fewer lessee defaults than in 2004. Leasing expenses in 2004 reflected lease transition costs totaling $7.2 million related to the transition of six A320 aircraft, which we had repossessed in 2003, from two defaulting lessees to new lessees.

        Our provision for doubtful notes and accounts receivable was lower in 2004 when compared to 2005 due to the collection in 2004 of $9.5 million of receivables for which we had previously taken a reserve.

        Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $10.1 million, or 27.7%, to $46.5 million in 2005 from $36.4 million in 2004, due primarily to increased personnel costs of $5.1 million in 2005 mainly arising from the hiring of new employees, an increase in professional fees of $1.9 million and an increase in foreign exchange losses of $3.9 million in 2005. We recognized an increase in net foreign exchange losses between 2004 and 2005 as a result of losses on our mark-to-market foreign exchange hedges, which are used to partially hedge our euro expense against changes in the euro/US dollar exchange rate.

        Income From Continuing Operations Before Income Taxes and Minority Interests. For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $203.2 million to an income from continuing operations before income taxes and minority interests of $98.1 million in 2005 from a loss on income from continuing operations before income taxes and minority interests of $105.2 million in 2004.

        Provision for Income Taxes. Our provision for income taxes increased by $14.5 million to $14.7 million in 2005 from $0.2 million in 2004 primarily due to our increased income from continuing operations before income taxes and minority interests. The effect of our increase in income from continuing operations before income taxes and minority interests was partially offset by a decrease in our average effective tax rate below the statutory tax rates as a result of the effects of the 2005 Acquisition structure described above and the reduction in non-taxable permanent differences between our US GAAP income from continuing operations before income taxes and minority interests and taxable income. In 2004, we had a net tax charge despite recording a net loss primarily as a result of the goodwill impairment charge of $132.4 million which was not tax deductible in The Netherlands. Our 2005 tax rate was reduced below the average enacted tax rates in the relevant jurisdictions producing income in that year because we were able to deduct interest expenses in The Netherlands on AerCap B.V.'s debts to its parent, AerCap Holdings C.V. while the corresponding interest income for AerCap Holdings C.V. was not subject to taxes in any jurisdiction.

        Net Income. For the reasons explained above, our net income increased by $188.8 million to a net income of $83.4 million in 2005 from a net loss of $105.4 million in 2004.

  Results of Operations for 2004 Compared to 2003

        Revenues. Our total revenues decreased by $80.0 million, or 17.0%, to $390.9 million in 2004 from $470.9 million in 2003. The main reason for this decline was the deconsolidation of AerCo effective March 31, 2003.

	2003 (restated)	2004 (restated)	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Lease revenue	$343.0	$308.5	$(34.5)	(10.1)%
Sales revenue	7.5	32.1	24.6	328.0%
Management fee revenue	13.4	15.0	1.6	11.9%
Interest revenue	22.4	21.6	(0.8)	(3.6)%
Other revenue	84.6	13.7	(70.9)	(83.8)%

Total Revenues	$470.9	$390.9	$(80.0)	(17.0)%

        The decrease in aircraft leasing revenues was mainly due to:

  •
  the deconsolidation of AerCo on March 31, 2003, which contributed $34.2 million in lease revenue in 2003;

  •
  a decrease in lease revenue from the expiration of older, longer-term leases, principally entered into prior to 2001, and the entry into new leases at lower rates and an increase in the time our aircraft were off-lease during transition periods in 2004 compared with 2003, primarily due to the need to refurbish six repossessed aircraft in 2004, which decreased lease revenue by $17.1 million;

  offset by:

  •
  an increase in lease revenue due to the acquisition of 15 aircraft between January 1, 2003 and December 31, 2004 with a cumulative net book value of $686.0 million at the date of acquisition,

    partially offset by the sale of 14 older aircraft during such period, with a cumulative net book value of $25.0 million at the date of sale which increased lease revenue by $16.7 million.

        The increase in sales revenue in 2004 reflected an increase in the number and value of aircraft sold. In 2004, we sold nine aircraft at an average sales price of $3.5 million. In 2003, we sold three aircraft at an average sales price of $2.5 million.

        Our management fee revenue increased in 2004 mainly due to the fact that we recognized 12 months of management fees from AerCo and only nine months of management fees in 2003 after its deconsolidation on March 31, 2003.

        The decrease in our interest revenue was mainly due to the decrease in our average cash and cash equivalents and restricted cash balances to $295.6 million in 2004 from $321.9 million in 2003, which was only partially offset by an increase in the average interest rates of those balances to 1.1% in 2004 from 1.0% in 2003.

        The decrease in other revenues in 2004 was mainly due to the deconsolidation of AerCo, which resulted in a gain on deconsolidation of AerCo of $72.2 million in 2003 recorded as other revenue as described above in "—Factors Affecting the Comparability of our Results—Deconsolidation of AerCo."

        Depreciation and Amortization. Our depreciation and amortization decreased by $16.7 million, or 11.7%, to $125.9 million in 2004 from $143.3 million in 2003, due primarily to the deconsolidation of AerCo. Our aircraft depreciation in 2003 included $14.5 million relating to AerCo. In addition, in 2003, we settled a balance sheet liability of $107.5 million for $20.0 million. The liability related to our obligation to share the aggregate profits from the sale of all of our Fokker aircraft with the seller of the aircraft. Due to a decline in Fokker aircraft values, it appeared unlikely that we would make a profit on the portfolio equal to our recognized liability for this profit sharing obligation and the seller agreed to settle the arrangement for a payment of $20.0 million by us. Since the original liability originated from an arrangement to provide protection against declines in Fokker residual values, the $87.5 million discount on the settlement was used to reduce the carrying values of our Fokker portfolio to their current market values at the time. This reduction in net book values was also one of the reasons that our depreciation expense declined in 2004 compared with 2003.

        Cost of Goods Sold. The increase in cost of goods sold in 2004 reflected the increase in the number of aircraft sold to nine with an average carrying value of $2.1 million per aircraft in 2004 from three with an average carrying value of $2.2 million per aircraft in 2003.

        Interest on Term Debt. Our interest on term debt decreased by $10.3 million, or 8.3%, to $113.1 million in 2004 from $123.4 million in 2003 due primarily to the deconsolidation of AerCo, which was partially offset by an increase in our outstanding indebtedness and an increase in interest rates. Our interest on term debt in 2003 included $19.3 million relating to AerCo. In 2004, our average outstanding indebtedness balance was $2.70 billion compared to $2.55 billion in 2003. The increase was mainly caused by the incurrence of debt used to acquire nine new aircraft in 2004. In 2004, the average interest rate on our outstanding indebtedness increased to 5.2% compared to 5.0% in 2003, which was principally due to an increase in LIBOR.

        Other Operating Expenses.    Our other operating expenses decreased by $20.3 million, or 23.3%, to $66.9 million in 2004 from $67.8 million in 2003. The principal categories of our operating expenses and their year over year variances were as follows:

	2003	2004	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$50.7	$35.8	$(14.9)	(29.4)%
Leasing expenses	3.6	30.5	26.9	747.2%
Provision for doubtful notes and accounts receivable	13.6	0.6	(13.0)	(95.6)%
Restructuring expenses	19.3	—	(19.3)	(100.0)%

Total	$87.2	$66.9	$(20.3)	(23.3)%

        The decrease in operating lease-in costs resulted from a $15.1 million charge in 2003 to increase our onerous contract accrual due to a deterioration in the financial strength of one of our sublessees, which increased the difference between our lease obligations to the owner of the aircraft and our expected lease rental receipts from our subleases.

        The increase in leasing expenses was primarily due to a $14.6 million reduction of leasing expenses in 2003 from the elimination of maintenance liabilities which did not occur in 2004. As part of a review of our accrued maintenance liabilities in 2003, our management determined that our accrued maintenance liability was in excess of the amount required to meet our future maintenance obligations and reduced our liability accordingly. In addition, in 2004 we incurred increased lease transition expenses due to a greater number of lease transitions compared to 2003 and the incurrence in 2004 of $7.3 million of expenses related to the transition of six Airbus A320 aircraft, which we repossessed from two defaulting lessees. This increase was partially offset by the absence of AerCo lease costs in 2004, which were $1.8 million in 2003.

        The decrease in provision for doubtful notes and accounts receivable in 2004 was primarily due to the collection in 2004 of receivables for which we had previously taken a reserve in 2003.

        In 2003, we restructured a portion of the senior unsecured debt provided by our prior shareholders in a troubled debt restructuring. As a result of this restructuring, we incurred substantial costs for legal and professional fees, as well as refinancing fees, which were classified as restructuring expenses. The expenses associated with this restructuring were $19.3 million in 2003. We recorded no similar expense in 2004.

        Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by $2.9 million, or 7.97%, to $36.4 million in 2004 from $39.3 million in 2003, due primarily to the deconsolidation of AerCo. In 2003, our selling, general and administrative expenses included $1.8 million relating to AerCo.

        Impairments. In 2004, we recorded a $132.4 million impairment for all of our existing goodwill as a result of our annual goodwill impairment test described in "— Factors Affecting the Comparability of our Results—Goodwill Impairment" above. In 2003, we recorded $6.1 million of aircraft impairment related to two aircraft repossessed from a bankrupt airline.

        Income From Continuing Operations Before Income Taxes and Minority Interests. For the reasons explained above, our income from continuing operations before income taxes and minority interests decreased by $170.3 million to a loss of $105.2 million in 2004 from income from continuing operations before income taxes and minority interests of $65.1 million in 2003.

        Provision for income taxes. Our provision for income taxes decreased by $28.0 million to $0.2 million in 2004 from $28.2 million in 2003, due primarily to our loss in 2004 compared with income from continuing operations before income taxes and minority interests in 2003. The difference also resulted from the establishment of a provision against a significant deferred tax asset in The

Netherlands in 2003. The valuation allowance was related to a tax deductible loss we had taken in our 2002 tax return. We provided a valuation allowance against such loss in 2003 as a result of a proposed change in tax law in The Netherlands and preliminary discussions with The Netherlands tax inspector on our 2002 tax return. We subsequently settled the tax loss issue with The Netherlands tax inspector for the amount of the tax asset, net of related valuation allowance.

        Net Income. For the reasons explained above, our net income decreased by $142.3 million to a net loss of $105.4 million in 2004 from net income of $36.9 million in 2003.

Liquidity and Capital Resources

        We satisfy our liquidity requirements through several sources, including:

  •
  lines of credit and other secured borrowings;

  •
  aircraft and engine lease revenues;

  •
  sales of aircraft, engines and parts;

  •
  supplemental maintenance rent and security deposits provided by our lessees; and

  •
  management fee revenue.

        Aircraft leasing and trading is a capital intensive business. We believe that the proceeds of this offering, our existing cash balance and anticipated future operating cash flows, including proceeds arising from the sale of aircraft, engines and parts, will be sufficient to satisfy the operating requirements of our business through 2007. In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft and engines, through internally generated cash flows, the incurrence of bank debt and the issuance of debt and equity securities. For additional information on the availability of funding under our revolving credit facilities see "Indebtedness".

        The acquisition of aircraft and engines drives our growth and fuels our long-term need for liquidity. It is our intention to fund future aircraft and engines acquisitions initially through cash flows from our operations, borrowings under credit facilities and government guaranteed debt issuances, and to repay all or a portion of the borrowings from time to time with the net proceeds from a variety of capital market and bank sources, including securitizations and from aircraft and engine sale proceeds. Therefore, our ability to execute our business strategy, particularly the growth of our business, depends to a significant degree on our ability to secure additional financing. Whether we will be able to obtain financing will depend upon a number of factors, such as our historical and expected performance, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy. However, future deterioration in our performance or our markets could limit our ability to obtain financing and/or increase our cost of capital, which may negatively affect our ability to raise additional funds and grow our business.

        Our liquidity also depends on the ability of our subsidiaries to dividend cash to us. Substantially, all of our owned aircraft are held through special purpose subsidiaries, consolidated joint ventures or finance structures which borrow funds to finance or refinance the aircraft. Most of the commercial bank loans and export credit facility financings restrict the payment of dividends in the event that the borrower is in default under the applicable loan, which can include the failure to meet financial ratios or tests. Our revolving credit facility with a syndicate of banks led by affiliates of UBS Real Estate Securities Inc. permits limited distributions to us by the relevant subsidiary borrower during the first two years provided specified principal payments are made. AeroTurbine's revolving credit facility with a syndicate of banks led by affiliates of Calyon permits distributions to us provided that specified financial ratios are met. The securitization of Aircraft Lease Securitisation allows distributions on the subordinated notes to us after the senior classes of notes are repaid. We believe we are in compliance with the financial covenants in all of our indebtedness. For more information on our indebtedness, see "Indebtedness".

        From time to time, we enter into intercompany funding arrangements with our subsidiaries and/or provide capital contributions to them to ensure that our subsidiaries have sufficient liquidity to satisfy their contractual and operational requirements.

  Cash Flows

        Nine months ended September 30, 2006 compared to nine months ended September 30, 2005.    Our cash flows for the nine months ended September 30, 2005 represent the cash flows for AerCap B.V. from January 1, 2005 to June 30, 2005, when it was owned by our prior shareholders, and the cash flows for AerCap Holdings C.V. from June 27, 2005 (inception) to September 30, 2005, following the 2005 Acquisition on June 30, 2005. For the period from June 27, 2005 to June 30, 2005, we did not generate any cash flows. The cash flows have been aggregated to provide investors with data for nine months ended September 30, 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our cash flows for the nine months ended September 30, 2006 to cash flows for prior periods. We have included a reconciliation of the aggregate nine months ended September 30, 2005 cash flows to the consolidated statements of cash flows prepared in accordance with US GAAP in the table below:

	AerCap B.V.	AerCap Holdings C.V.	Aggregate Non-GAAP
	Six months ended June 30, 2005 (restated)	Three months ended September 30, 2005 (restated)	Nine months ended September 30, 2005
	(US dollars in millions)
Net cash flow provided by operating activities	$107.3	$43.3	$150.6
Net cash flow provided by (used in) investing activities	14.5	(1,657.3)	(1,642.8)
Net cash flow (used in) provided by financing activities	(142.0)	1,708.8	1,566.8

        The aggregation of cash flow data for the nine months ended September 30, 2005 is not in accordance with US GAAP, as AerCap Holdings C.V. is a different reporting entity for accounting purposes from AerCap B.V. and the periods presented are not directly comparable because the cash flow information for the three months ended September 30, 2005 includes the effects of the 2005 Acquisition. The AerCap Holdings C.V. cash flow information for the nine months ended September 30, 2005 reflects the addition, without adjustment, of the cash flows of AerCap B.V. for the six months ended June 30, 2005 and of AerCap Holdings C.V. for the three months ended September 30, 2005. The aggregated cash flow information should be considered as supplemental information only.

	Aggregate Non-GAAP	AerCap Holdings C.V.
	Nine months ended September 30, 2005	Nine months ended September 30, 2006
	(US dollars in millions)
Net cash flow provided by operating activities	$150.6	$176.3
Net cash flow used in investing activities	(1,642.8)	(344.5)
Net cash flow provided by financing activities	1,566.8	201.2

        Cash Flows From Operating Activities. Our cash flows provided by operating activities increased by $25.7 million to $176.3 million in the nine months ended September 30, 2006 from $150.6 million in the nine months ended September 30, 2005 due primarily to the $48.6 million increase in net income to $105.1 million for the nine months ended September 30, 2006 from $56.5 million in the nine months ended September 30, 2005. This increase in net income did not cause an equivalent increase in the cash flows primarily due to the $32.8 million increase in our inventory following the AeroTurbine Acquisition.

        Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $1,298.3 million, to cash used in investing activities of $344.5 million in the nine months ended September 30, 2006 from cash used in investing activities of $1,642.8 million in the nine months ended September 30, 2005. The principal reason for the decrease in cash used in investing activities in the nine months ended September 30, 2006 was the consideration paid, net of cash acquired, of $1,245.6 million paid by AerCap Holdings C.V. to acquire AerCap B.V. in the nine months ended September 30, 2005.

        Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $1,365.6 million, to $201.2 million provided by financing activities in the nine months ended September 30, 2006 from $1,566.8 million provided by financing activities in the nine months ended September 30, 2005. This decrease in cash flows provided by financing activities was due primarily to the $1.0 billion term loan contracted in connection with the 2005 Acquisition and additional equity investments totaling $405.1 million at the time of the 2005 Acquisition, which did not occur in the nine months ended September 30, 2006.

        Year ended December 31, 2005 compared to year ended December 31, 2004.    Our cash flows for the year ended December 31, 2005 represent an aggregation of the cash flows for AerCap B.V. from January 1, 2005 to June 30, 2005 when it was owned by our prior shareholders and the cash flows for AerCap Holdings C.V. from June 27, 2005 (inception) to December 31, 2005, following the 2005 Acquisition on June 30, 2005. For the period from June 27, 2005 to June 30, 2005, we did not generate any cash flows. The cash flows have been aggregated to provide investors with 2005 data for the full year of 2005 on the same basis our management uses to analyze our business results and to provide a basis for comparing our 2005 cash flows to cash flows to prior periods. We have included a reconciliation of the aggregate 2005 cash flows to the consolidated statements of cash flows prepared in accordance with US GAAP in the table below:

			AerCap Holdings C.V.
	AerCap B.V.
			Six months ended December 31, 2005 (restated)	Aggregate non-GAAP year ended December 31, 2005
	Year ended December 31, 2004 (restated)	Six months ended June 30, 2005 (restated)
	(US dollars in millions)
Net cash flow provided by operating activities	$91.9	$107.3	$109.2	$216.5
Net cash flow (used in) provided by investing activities	(218.5)	14.5	(1,431.3)	(1,416.8)
Net cash flow provided by (used in) financing activities	136.5	(142.0)	1,505.5	1,363.5

        The aggregation of the cash flow data for the year ended December 31, 2005 is not in accordance with US GAAP, as AerCap Holdings C.V is a different reporting entity for accounting purposes from AerCap B.V., and the periods presented are not directly comparable because the cash flow information for the six months ended December 31, 2005 includes the effects of the 2005 Acquisition. The AerCap Holdings C.V. cash flow information for the year ended December 31, 2005 reflects the addition, without adjustment, of the cash flows of AerCap B.V. for the six months ended June 30, 2005 and of AerCap Holdings C.V. for the initial accounting period of the six months ended December 31, 2005. The aggregated cash flow information should be considered as supplemental information only.

        Cash Flows from Operating Activities. Our cash flows provided by operating activities increased by $124.6 million, or 135.6%, to $216.5 million in 2005 from $91.9 million in 2004 due primarily to the $188.7 million increase in net income to $83.4 million in 2005 from a net loss of $105.4 million in 2004. This increase in net income did not cause an equivalent increase in cash flows primarily due to the $132.4 million non-cash goodwill impairment charge in 2004 which did not occur in 2005. Cash flows also increased in 2005 as compared with 2004 as a result of a decline in notes receivables in 2005 primarily reflecting payment of a $45.0 million loan receivable secured by two A320 aircraft.

        Cash Flows from Investing Activities. Our cash flows used in investing activities increased by $1,198.3 million, from $218.5 million in 2004 to $1,416.8 million in 2005. The principal reason for the increase in cash used in 2005 was the consideration, net of cash acquired, of $1,245.6 million paid by AerCap Holdings C.V. to acquire AerCap B.V. In addition, we have increased the amount of cash in restricted cash accounts by $125.9 million. A large percentage of this additional cash was required to be placed in a restricted account due to Aircraft Lease Securitisation. The increased uses of cash flows for investing activities during 2005 were only partially offset by a $101.4 million decrease in the amounts paid for the acquisition of new aircraft and the payment of pre-delivery aircraft payments and a $88.2 million increase in amounts received from the sale of assets.

        Cash Flows from Financing Activities. Our cash flows provided by financing activities increased by $1,227.0 million, from $136.5 million in 2004 to $1,363.5 million in 2005. In 2005, we increased the source of cash from additional borrowings by $1,991.6 million primarily related to the $1.0 billion term loan contracted at the 2005 Acquisition and the $1.0 billion debt issued by Aircraft Lease Securitisation. The increased cash flows provided by financing activities in 2005 were offset partially by the repayment of the $1.0 billion term loan in 2005 with the proceeds of the debt issued by Aircraft Lease Securitisation. These increased borrowings in 2005 when compared to 2004 are partially offset by increased borrowings in 2004 to fund additional aircraft deliveries in that year. Additional financing cash flows were obtained in 2005 through additional equity investments totaling $405.1 million at the time of the 2005 Acquisition, which did not occur in 2004.

  Indebtedness

        As of September 30, 2006, our outstanding indebtedness totaled $2.5 billion and primarily consisted of export credit facilities, Japanese operating lease financings, commercial bank debt, securitization debt and capital lease structures.

        The following table provides a summary of our indebtedness at September 30, 2006:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Weighted average interest rate	Final stated maturity
	(US dollars in thousands)
Export credit facilities — guaranteed financings	17 aircraft	$578,573	$578,573	$—	5.45%	2006-2018
Japanese operating lease financings	3 aircraft	100,545	100,545	—	4.97%	2006-2015
Commercial bank debt	22 aircraft and 49 engines	706,074	706,074	998,883	5.61%	2006-2019
Aircraft Lease Securitization debt	42 aircraft	896,157	896,157	—	5.33%	2006-2030
Capital lease obligations	1 aircraft	22,490	22,490	—	8.49%	2006-2014
Capital lease obligations under defeasance structures	4 aircraft	155,138	155,138	—	5.38%	2006-2010

Total		$2,458,977	$2,458,977	$998,883

        The weighted average interest rate in the table above includes the impact of related derivative instruments, regardless of whether such derivatives qualified for hedge accounting at the related periods.

        In October 2006, we entered into a $248.0 million senior secured term loan with a syndicate of banks led by Calyon to finance the purchase of 25 aircraft from GATX. The interest rate on the senior secured loan is one month LIBOR plus 1.75% for the first five years and one month LIBOR plus 2.25% thereafter and its maturity date is October 2013. As of September 30, 2006, we had $872.0 million available and undrawn under our UBS revolving credit facility and $126.9 million available and undrawn under our Calyon revolving credit facility. See "Indebtedness" for more information regarding our indebtedness.

        On October 17, 2006, we signed a letter of intent to acquire 20 new A330-200 widebody aircraft from Airbus. In the event we enter into final purchase documentation with respect to the A330-200 aircraft, we would have significantly increased financial commitments. See "Business—Aircraft—Aircraft on Order or Subject to Letters of Intent".

  Contractual Obligations

        Our contractual obligations consist of principal and interest payments on term debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

        The following table sets forth our contractual obligations and their maturity dates as of September 30, 2006:

Payments Due By Period as of September 30, 2006

Contractual Obligations	2006(6)	2007 to 2009	2010 to 2011	Therafter	Total
	(U.S. dollars in thousands)
Term debt(1)	$79,484	$976,696	$819,690	$1,302,272	$3,178,142
Purchase obligations(2)(3)(5)	237,628	2,076,404	949,421	—	3,263,453
Operating leases(4)	8,081	110,964	54,327	30,630	204,002
Derivative obligations	(175)	(2,256)	(2,762)	(3,710)	(8,903)

Total(4)	$325,018	$3,161,808	$1,820,676	$1,329,192	$6,636,694

(1)
Includes estimated interest payments based on one-month LIBOR as of September 30, 2006, which was 5.32%. After giving effect to the use of proceeds from this offering, commercial bank debt will be reduced by approximately $140.0 million from amount outstanding at September 30, 2006. In connection with the acquisition of aircraft from GATX, we expect to incur up to $248.0 million of additional secured indebtedness. See "Capitalization".
(2)
At September 30, 2006 there were nine aircraft remaining to be delivered under our 1999 aircraft purchase agreement with Airbus and the 47 Airbus A320 and 23 Airbus A319 aircraft and six engines on order by AerVenture.
(3)
On October 17, 2006, we signed a letter of intent to acquire 20 new A330-200 widebody aircraft from Airbus. In the event we enter into final purchase documentation with respect to the A330-200 aircraft, we would have significantly increased contractual obligations. See "Business—Aircraft—Aircraft on Order or Subject to Letters of Intent".
(4)
Represents contractual operating lease rentals on aircraft under lease in/lease out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.
(5)
Does not involve our capital contributions to AerVenture required in connection with the acquisition of aircraft, which amounts are consolidated in "purchase obligations".
(6)
Three months ended December 31, 2006.

        In May 2006, we entered into a joint venture agreement with China Aviation Supplies Import & Export Group Corporation and affiliates of Calyon to establish AerDragon, a Chinese aircraft leasing company. Under the AerDragon joint venture agreement, we have agreed to contribute $15.0 million to fund AerDragon's initial aircraft and engine purchases. Since AerDragon had not received the local Chinese approvals to begin operations until October 2006, we were not required to make the $15.0 million capital contribution as of September 30, 2006 and the capital contribution is not included in the table above.

  Capital Expenditures

        Our primary capital expenditure is the purchase of aircraft, including pre-delivery payments under our 1999 aircraft purchase agreement with Airbus. The table below sets forth our capital expenditures for the historical periods indicated.

	Year ended December 31,
				Nine months ended September 30, 2006
	2003	2004	2005
	(US dollars in thousands)
Capital expenditures	$222,041	$313,213	$198,870	$390,437
Pre-delivery payments	52,923	33,366	46,315	59,496

        In 2003, our principal capital expenditures were for four A321 aircraft, one A320 aircraft and one A319 aircraft and predelivery payments for 13 aircraft. In 2004, our principal capital expenditures were for five A320 aircraft, three A321 aircraft and one MD-11F aircraft which we previously leased-in under an operating lease and predelivery payments for nine aircraft. In 2005, our principal capital expenditures were for five A320 aircraft and one A319 aircraft and predelivery payments for 12 aircraft.

        The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of September 30, 2006.

	2006(1)	2007	2008	2009	2010
	(US dollars in thousands)
Capital expenditures	$222,389	$428,609	310,421	829,143	944,257
Pre-delivery payments	15,239	87,142	214,318	206,771	5,164

Total	$237,628	$515,751	$524,739	$1,035,914	$949,421

(1)
Three months ended December 31, 2006

        In the nine months ended September 30, 2006, we purchased three A319 aircraft and three A320 aircraft under our 1999 Airbus purchase contract and seven additional used aircraft. In 2007, we expect to make capital expenditures related to final delivery payments on nine A320 family aircraft under our 1999 Airbus purchase contract. We expect to make capital expenditures related to the 47 A320 aircraft and 23 A319 aircraft on order by AerVenture between 2007 and 2010. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances. In the three months ended December 31, 2006, we expect to take delivery of a portfolio of 17 aircraft at a total cost of approximately $210.9 million.

Off-Balance Sheet Arrangements

        We are obligated to make sublease payments under 11 aircraft operating leases of aircraft which mature between 2008 and 2012. We lease these 11 aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under the leases on our balance sheet. Due to the fact that sublease receipts related to these 11 aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as term debt liabilities. Note 15 of our consolidated financial statements included in this prospectus includes more information on this arrangement, including a table of future lease obligations by year.

        As described above in "—Factors Affecting the Comparability of our Results—Deconsolidation of AerCo", we continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment.

        We have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments are immaterial to our financial position. We do not consolidate such companies on our balance sheet because the investments do not meet the requirements for consolidation.

        Subsequent to December 31, 2005, we have entered into one joint venture, our Annabel joint venture, that does not qualify for consolidated accounting treatment, the assets and liabilities of which will be off our balance sheet and we will record only our net investment under the equity method of accounting.

Related Party Transactions

  Related Party Transactions with Current Affiliates

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling approximately $1.1 million since the 2005 Acquisition. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of acquisitions, including the purchase of aircraft and our acquisition of AeroTurbine. In addition, this amount also includes approximately $0.2 million of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. We are currently establishing agreements directly with the consultants who we expect to retain for similar services in the future instead of working with them through Cerberus. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arm's length negotiations that will not be less favorable to us than the terms we could negotiate with an independent party.

        We leased two A321-200 model aircraft to Air Canada in 2002. One lease began on April 23, 2002 and lasts for a term of six years. The other lease began on May 29, 2002 and lasts for a term of ten years. We generated $12.5 million in revenue from these leases in 2005. Cerberus indirectly controls 11% of the equity of Air Canada, but did not hold this equity interest at the time we entered into the leases. We believe that the terms of the lease reflect arm's length negotiations.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with our lease of an A320 aircraft from a Japanese operating lessor. The lessor of the aircraft required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to the unwind values following the termination of the lease under our head lease, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in February 2008. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity leasing the aircraft from the Japanese operating lessor. We believe that the terms of the guarantee reflect arm's length negotiations and are not more favorable than the terms we would have negotiated with an independent party.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. See "Indebtedness—UBS Revolving Credit Facility" for more information regarding the UBS revolving credit facility. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the class A loans and up to $25.0 million of the class B loans issued thereunder, representing 7.0% of the class A loans and 13.9% of the class B loans. As of September 30, 2006, we had drawn and outstanding $91.9 million of the class A loans and $23.7 million of the class B loans. We believe that the terms of the revolving credit facility reflect arm's length negotiations and are not more favorable than the terms we would have negotiated with an independent party.

        We lease our office and warehouse located in Miami, Florida from an entity owned by the Chief Executive Officer and Chief Operating Officer of AeroTurbine. The lease for this facility expires on December 31, 2013. The lease was amended in March 2006 to adjust the rent to current market rates commencing in January 2007.

        In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of the transaction, WizzAir agreed to issue us shares of their equity representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir's other shareholders and creditors to enter into a Shareholders' and Noteholders' Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing €7.8 million note, convertible into approximately 26% of WizzAir's outstanding shares on a fully diluted basis as of February 2005). Under the terms of the Shareholders' and Noteholders' Agreement, we were able to appoint a director of WizzAir between February 2005 and June 2005. We appointed one of our senior managers to be a director of WizzAir during this period. We sold all of our WizzAir convertible notes in September 2006. We believe that the terms of the leases and the conversion of trade receivables into convertible notes reflect arm's length negotiations and are not more favorable than the terms we would have negotiated with an independent party.

        We have also entered into aircraft management agreements with our non-consolidated joint ventures, AerDragon and Annabel Aircraft Leasing Limited, or Annabel, and the AerCo securitization vehicle. We believe that the terms of these agreements reflect arm's length negotiations that are not more favorable than the terms we would have negotiated with an independent party. See "Business—Aircraft—Joint Ventures".

  Related Party Transactions with Affiliates of our Prior Shareholders

        Prior to the 2005 Acquisition, we entered into several related party transactions with affiliates of our prior shareholders, including financings which were on favorable terms.

        In March 2004, we entered into a $1.5 billion secured term loan and two subordinated $50.0 million revolving loan facilities with our prior shareholders or their affiliates, DaimlerChrysler, Bayerische Landesbank Girozentrale, Dresdner Bank AG, DZ BANK AG, Deutsche Zentrale-Genossenschaftsbank, HVB Banque Luxembourg Girozentrale and Kreditanstalt für Wiederaufbau. The term loan is repayable semiannually between June 30, 2006 and December 30, 2015, with a $620.0 million principal payment due on the last payment date. The interest rate on the term loan is one-, three- or six-month LIBOR plus 1.25% and the interest rate on the subordinated revolving loan facilities is six-month LIBOR plus 0.50%. We believe that the covenants, principal amortization schedule and interest rates on these loans were more favorable than what we could have obtained in arm's length negotiations at the time we entered into the loans. In connection with the 2005 Acquisition, these loans were acquired by us and eliminated in consolidation. As a result of the favorable amortization schedule and interest rates on these loans, we had greater liquidity and our interest on term debt expense was lower in 2004 and in the six months ended June 30, 2005 than it would otherwise have been had we entered into the loan on market terms.

        In December 2002, we entered into an agreement with Wings Aircraft Finance, Inc. to provide aircraft management services for 41 Fairchild Dornier 328 aircraft. The agreement terminates in February 2013. Since December 2002, we have sold nine of the Fairchild Dornier aircraft on behalf of the owner. We generated revenue of $1.9 million in 2003, $1.6 million in 2004 and $2.0 million in 2005 from the fees we received for managing the Wings portfolio. Prior to the 2005 Acquisition, DaimlerChrysler Aerospace A.G., one of our prior indirect shareholders, held a 100% equity interest in Wings Aircraft Finance. We believe that the terms of the aircraft management services agreement reflect arm's length negotiations and are not more favorable than the terms we would have negotiated with an independent party.

        In 1999, we signed an aircraft purchase order with Airbus for the purchase of 32 new A320 family aircraft. As of September 30, 2006, nine aircraft remained to be delivered under the agreement. Airbus is partially owned by European Aeronautic Defense & Space Company—EADS N.V., an affiliate of DaimlerChrysler, one of our former shareholders. We believe that the terms of this contract reflect arm's length negotiations and are not more favorable than the terms we would have negotiated with an independent third party.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange contracts.

        The following discussion should be read in conjunction with Notes 1, 2 and 11 to our audited consolidated financial statements contained in this prospectus, which provide further information on our derivative instruments contained in this prospectus.

  Interest Rate Risk

        The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations are not matched with our assets. This exposure is primarily managed through the use of interest rate caps and interest rate swaps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates. Our policy is to seek to ensure that the net worth of our business will not be exposed to more than a $15 million movement from a 1% parallel shift in US dollar interest rates across the yield curve.

        Under our interest rate swaps, we pay fixed amounts and receive floating amounts on a monthly basis. The swaps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap.

        The table below provides information as of September 30, 2006 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate swaps and caps. The table presents the notional amounts and weighted average interest rates by contracted maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(US Dollars in thousands)
Interest rate caps
Notional amounts	$—	$75,000	$575,000	$145,000	$135,000	$640,000	$1,570,000	$9,116
Weighted average strike rate	—	5.75%	5.75%	5.75%	5.61%	5.90%	5.80%
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(US Dollars in thousands)
Interest rate swaps
Notional amounts	$20,000	$—	$60,000	$—	$—	$—	$80,000	$(212)
Weighted average pay rate	2.63%	—	5.38%	—	—	—	4.69%
Weighted average receive rate	5.32%	—	5.37%	—	—	—	5.36%

        As of September 30, the interest rate swaps and caps had notional amounts of $1.65 billion and a fair value of $8.9 million. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

        Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that all of our interest rate derivatives, except Aircraft Lease Securitisation's derivatives, require two-way cash collateralization. Our counterparties are subject to the prior approval of the treasury committee.

  Foreign Currency Risk and Foreign Operations

        Our functional currency is the U.S. dollar. As of September 30, 2006, all of our aircraft leases and all of our engine leases were payable in U.S. dollars. We incur euro denominated expenses in connection with our offices in The Netherlands and Ireland. For the year ended December 31, 2005, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $40.5 million in U.S. dollar equivalents and represented 85.5% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. Since we currently receive substantially all of our revenues in US dollars and we hedge a material portion of our non-dollar denominated expenditures, we do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

Inflation

        Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. However, we do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Management's Use of EBITDA

        We define EBITDA as income (loss) from continuing operations before provision for income taxes, interest on term debt and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-US GAAP measure is helpful in identifying trends in our performance. This measure provides an assessment of controllable revenue and expenses and enhances our management's ability to make decisions with respect to resource allocation and whether we are meeting established financial goals.

        EBITDA provides us with a useful measure of operating performance because it assists us in comparing our operating performance in different periods without the impact of our capital structure (primarily interest charges on our outstanding debt) and non-cash expenses related to our long-lived asset base (primarily depreciation and amortization) on our operating results. Accordingly, EBITDA measures our financial performance based on operational factors that management can impact in the short-term, such as our cost structure or expenses, and on a more medium-term basis, our revenues. In addition, our Aozora Bank guarantee contains a provision that requires us to place certain fees from certain aircraft management services in a pledged account if our EBITDA falls below specified thresholds and our Calyon revolving credit facility contains a covenant tied to EBITDA that requires AeroTurbine to maintain a specified ratio of fixed charges to EBITDA.

Limitations of EBITDA

        EBITDA has limitations as an analytical tool and should not be viewed in isolation. EBITDA is a measure of operating performance that is not calculated in accordance with US GAAP. EBITDA should not be considered a substitute for net income, income from continuing operations or cash flows provided by or used in operations, as determined in accordance with US GAAP. Material limitations in making the adjustments to our earnings to calculate EBITDA, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

  •
  depreciation, though not directly affecting our current cash position, represents the wear and tear and/or reduction in value of our aircraft, which affects the aircraft's availability for use and may be indicative of future needs for capital expenditures or reduced revenue generation in the future; and

  •
  the cash portion of income tax (benefit) provision generally represents charges (gains), which may significantly affect our financial results.

        We strongly urge you to review the reconciliation of EBITDA to GAAP net income (loss) in the table below, along with our audited consolidated financial statements included in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure, as presented in this prospectus, may differ from and may not be directly comparable to similarly titled measures used by other companies. The table below shows the reconciliation of net income (loss) to EBITDA for the years ended December 31, 2003, 2004 and 2005 (on an aggregated basis, as described above), and the six months ended June 30, 2005, three months ended September 30, 2005, six months ended December 31, 2005 and nine months ended September 30, 2006.

	AerCap, B.V.			AerCap Holdings C.V.
			Six months ended June 30,
	Year ended December 31,			Three months ended September 30, 2005	Six months ended December 31, 2005	Aggregated Year ended December 31, 2005	Nine months ended September 30, 2006
	2003	2004	2005
	(US dollars in thousands)
Net income (loss)	$36,915	$(105,362)	$33,700	$22,915	$49,663	$83,363	$105,142
Depreciation	143,303	125,877	66,407	22,477	45,918	112,325	72,347
Interest on term debt	123,435	113,132	69,857	24,868	44,742	114,599	11,432
Provision for income taxes	28,222	168	4,127	4,086	10,570	14,697	20,094

EBITDA	$331,875	$133,815	$174,091	$74,346	$150,893	$324,984	$309,015

Other Contingencies

  VASP Litigation

        We leased 13 aircraft and three spare engines to Viacao Aerea de Sao Paulo, or VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006 we appealed this decision to the Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages and since then both we and VASP have appointed experts to assist the court in calculating damages. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously.

        We are currently pursuing claims for damages in the English courts against VASP based on the damages we incurred as a result of the default by VASP on its lease obligations. In October 2006, the English Courts approved our motion to serve process upon VASP in Brazil. Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provisions for this litigation.

  Swedish Tax Dispute

        In 2001, Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guaranty payment to the tax authority of $16.8 million in 2003. We appealed the decision of the tax authorities, and, in August 2004, a Swedish Court ruled in our favor, which resulted in a tax refund of $19.9 million (which included interest and the effect of foreign exchange movements for the intervening period). In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to that appeal. At the moment, it is considered likely that a decision will be forthcoming from the Court by the end of 2006. Our management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

Recent Accounting Pronouncements

        In May 2005, the Financial Accounting Standards Board ("FASB" or the "Board") issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have adopted SFAS No. 154 beginning January 1, 2006.

        In July 2005, the FASB issued FSP No. APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under the Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence", which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor's proportionate share of the investee's other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The FSP is effective for reporting periods beginning after July 12, 2005. We have adopted FSP No. APB 18-1 beginning January 1, 2006 and do not anticipate that it will have a material impact on our financial position or results of operations.

        On November 10, 2005, the FASB issued FSP No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards", which provides an alternative (and simplified) method to calculate the pool of excess income tax benefits upon the adoption of SFAS No. 123(R). Among other things, the FSP also provides guidance on how to present excess tax benefits in statements of cash flows when the alternative pool calculation is used. This new guidance became effective upon its issuance; however, companies can generally make a one-time election to adopt the transition method in FSP No. 123(R)-3 up to one year from the later of (i) initial adoption of SFAS No. 123(R) or (ii) November 10, 2005. If a company elects to adopt the alternative method after it has already issued financial statements pursuant to the provisions of SFAS No. 123(R), such adoption would be considered a change in accounting principle. We continue to evaluate FSP No. 123(R)-3 and, accordingly, have not yet determined whether the alternative method will be utilized.

        In February 2006, the FASB issued FSP FAS No. 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon Occurrence of a Contingent Event". This position amends SFAS No. 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS No. 123(R) until it becomes probable that the event will occur. The FSP is effective for the first reporting period beginning after the date the FSP was posted to the FASB website, which was on February 3, 2006; if in applying SFAS No. 123(R) an entity treated options or similar instruments that allow for cash settlement upon the occurrence of a contingent event in a manner inconsistent with the guidance in this FSP, then retrospective application is required. We do not anticipate that FSP No. 123(R)-4 will have a material impact on our financial position or results of operations.

        In February 2006, the FASB issued SFAS No.155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB statements No. 133 and 140". This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 (January 1, 2007 for us). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. We do not anticipate that the adoption of SFAS 155 will have a material effect on our financial statements or our results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". SFAS No. 156 amends SFAS No. 140. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. For subsequent measurements, SFAS No. 156 permits companies to choose between using an amortization method or a fair value measurement method for reporting purposes. SFAS No. 156 is effective as of the beginning of a company's first fiscal year that begins after September 15, 2006. We do not anticipate SFAS No. 156 to have a material impact on our financial position or our results of operations.

        In April 2006, the FASB issued FSP No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)". The FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are "variable interests" in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. FIN 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a "reconsideration event" has occurred, in the first reporting period beginning after June 15, 2006. We will evaluate the impact of this FSP at the time any such "reconsideration event" occurs and for any new entities created.

        In July 2006, FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109" (FIN 48 or the "Interpretation"). FIN 48 is applicable to all uncertain positions for taxes accounted for under FASB Statement 109, "Accounting for Income Taxes" (FAS 109). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that we have taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The new accounting model for uncertain tax positions is effective for annual periods beginning after December 15, 2006. We have not yet determined the impact of the adoption of FIN 48 on our financial statements, if any.

        In September 2006, the FASB issued FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities." This FSP amends certain provisions in the AICPA Industry Audit guide, "Audits of Airlines" to prohibit the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods and makes this guidance applicable to entities in all industries. The FSP is effective for the first fiscal year beginning after December 15, 2006 and requires retrospective application for all fiscal years presented in the financial statements upon adoption. Early adoption as of the beginning of an entity's fiscal year is permitted. We have not yet determined the impact of the adoption of FSP No. AUG-AIR-1 on our financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin 108 ("SAB 108"). SAB 108 establishes an approach requiring the quantification of financial statement errors based on the effects of the error on each of an entity's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it essentially requires quantification of errors under both of the widely-recognized methods for quantifying the effects of financial statement errors: the "roll-over" method and the "iron curtain" method. SAB 108 permits existing public companies to record the cumulative effect of initially applying the "dual approach" in the first year ending after November 15, 2006 by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. We do not anticipate that the adoption of SAB 108 will have a material effect on our financial statements or our results of operations.

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans 'an amendment of FASB Statements No. 87, 88, 106, and 132 (R)' " ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, we will be required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures in its financial statements as of December 31, 2006. We do not anticipate that the adoption of SFAS 158 will have a material effect on our results of operations or financial condition.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are currently evaluating the impact, if any that SFAS 157 will have on our results of operations or financial position. SFAS 157 is effective for us beginning as of January 1, 2008.

AIRCRAFT, ENGINE AND AVIATION PARTS INDUSTRY

Introduction

        The information and data contained in this prospectus relating to the commercial aircraft industry has been provided by Simat, Helliesen & Eichner, Inc. ("SH&E"), an international air transport consulting firm, relied upon as an expert. See "Experts". SH&E has advised us that this information is drawn from its database and other sources and that: some information in SH&E's database is derived from estimates or subjective judgments; the information in the databases of other commercial aircraft data collection agencies may differ from the information in SH&E's database; and although SH&E has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited verification, audit and validation procedures, and may accordingly contain errors. The historical and projected information in this prospectus relating to the aircraft, engine and aviation parts industry that is not attributed to a specific source is derived from SH&E's internal analyses, estimates and subjective judgments.

Executive Summary

        The business of owning, leasing and trading aircraft, engines and parts is influenced by several key industry drivers, including demand for air travel and aircraft and engine fleet development.

        Key trends in the industry include:

  •
  Increased demand for air travel due to continued liberalization of regulations in certain countries and rapid economic expansion in key emerging markets such as India and China;

  •
  Strong aircraft and engine order books due to an aging world fleet and a trend towards more modern, fuel-efficient replacement aircraft;

  •
  Restructuring in developed markets, resulting in an increased proportion of airline fleets held under operating leases;

  •
  Substantial aircraft replacement requirements as airlines act to retire older, more inefficient aircraft from service;

  •
  Increased demand for spare engines and parts required to maintain those aging aircraft and engine fleets that survive near-term replacement trends; and

  •
  Increased demand for leased spare engines and parts as airlines seek to decrease capital expenditures and also from some Low Cost Carriers, or LCCs, as they absorb aircraft rejected by U.S. legacy carriers, such as US Airways, Delta, United and Northwest.

Industry Overview

        Globalization and the continued expansion of free market economies in much of the developing world have led to increased demand for air travel. Between 1990 and 2005, global passenger traffic measured in Revenue Passenger Miles ("RPM": an RPM represents one fare-paying passenger transported one mile, and is the most common measure of air travel demand) increased by nearly 115%, or 5.2% per year, according to The Airline Monitor (January 2006). The Airline Monitor forecasts that air traffic will continue to grow an average 5.2% per year through 2025.

Historical and Forecast World Traffic (RPMs) and GDP Growth

Source: The Airline Monitor, January 2006 and International Monetary Fund ("IMF") World Economic Outlook, April 2006

        Demand for air travel and freight is driven primarily by economic growth and competitive pricing. Aviation industry profitability has traditionally shown a strong correlation to gross domestic product growth, indicating that global and regional economic performance is a principal driver of air travel and air freight demand, and thus of aircraft demand. Over the past five years, a series of events, including the September 11, 2001 terrorist attacks in the United States, global economic recession, military actions in the Middle East, health concerns, surging fuel costs and several natural disasters have affected the demand for air travel and cargo capacity in different parts of the world. Despite these challenges, the global economy has expanded rapidly since 2002, driving sustained growth in worldwide air transportation demand. The graph below indicates that passenger demand in North America, Europe and Latin America has rebounded from the 2001 lows, while traffic in Asia, Africa and the Middle East, regions that are less dependent than Europe or Latin America on the U.S. market, have experienced steady growth since 1998. Similarly, freight traffic has shown strong growth due to the recovery in the global economy and the continuing growth of international trade. As a result of these positive trends, IATA's September 2006 forecast predicts airline industry operating profit to reach $9.8 billion in 2006 and $11.7 billion in 2007.

RPMs by Carrier Region, Indexed (1998 = 100)

Sources: 1998-2005 Airline Business and latest 2005 data based on IATA estimates

        Strong economic growth over the last few years has been accompanied by increased competition among airlines and greater penetration of LCCs in the U.S., Europe and several emerging markets, which have exerted downward pressure on airfares and made air travel more affordable. Today, air travel is rapidly becoming a more accessible alternative to land transportation for a growing proportion of the world's population, especially in high-growth emerging markets.

Air Transport Demand Trends

        Demand for new and used commercial aircraft is driven primarily by the requirements of the passenger airline industry. Boeing and Airbus both predict that over 96% of the new aircraft that they will sell in the next 20 years will be configured for passenger use, while only 4% will be designed for cargo transport. Historically, growth in the aircraft leasing industry has primarily been driven by fleet requirements of the major passenger airlines in developed regions of the world. Despite the relatively low level of recent new orders by the major U.S. airlines, several new factors are currently contributing to higher demand for aircraft and were the primary drivers for the 2005 surge in orders from manufacturers and commitments to operating lessors. These factors include:

  •
  Rapid airline passenger growth in emerging markets;

  •
  Emergence of LCCs globally;

  •
  Industry restructuring in developed markets;

  •
  Higher fuel prices; and

  •
  Aging world aircraft fleet.

It is possible that such fundamental structural changes in the industry could result in less cyclical volatility and a longer upturn in the current cycle. Although many major airlines have had to limit aircraft acquisitions in recent years to focus on cutting costs, many are now in a position to capitalize on the rising demand for air travel and will have increasing incentives to replace aging fleets in coming years.

  Growth in Emerging Markets

        Emerging markets, especially those with large populations distributed over a broad geographic area, tend to have very small commercial passenger jet aircraft fleets and order backlogs relative to total population size. Their low aircraft to population ratios, which are generally less than one-tenth the ratio of the U.S., highlight the growth potential in these markets. To the extent per capita income rises, driven by high GDP growth rates, it is reasonable to expect the fleet size of these markets to increase.

Ratio of Current Aircraft Fleet and Order Backlog to Population (aircraft / million of population)(1)

  (1)
  The aircraft fleet excludes aircraft produced by Russian manufacturers.

        Source: AvSoft UK Aircraft Analytical System ("ACAS") (April 2006) and IMF World Economic Outlook, April 2006

        Asia/Pacific.    Despite epidemics and natural disasters, Asian traffic, which was less affected by the terrorist attacks of September 11 than the U.S. and Europe, has experienced continued growth in recent years. The China market presents the primary growth opportunity in the region: passenger traffic growth has been very strong, with the number of passengers handled by China's airports reaching nearly 140 million in 2005, an increase of more than 15% from the prior year. Although medium-term growth in the China market may be temporarily constrained by infrastructure and capacity limits, the Civil Aviation Administration of China plans to invest over $17.4 billion in airport development and build over 40 airports to address these infrastructure needs over the next five years, according to Airline Business. According to ACAS, the current order backlog for Chinese airlines totals 546 aircraft, nearly all of which are expected to be delivered within the next 5 years.

        India, a country with over one billion people representing 15% of the global population, has until recently experienced limited air service growth. The present strong traffic growth is expected to continue, with India's GDP forecast to grow by 7.3% in 2006 and 7% in 2007, according to the IMF 2006 World Economic Outlook. Globalysis Ltd., a research and advisory firm, forecasts India's aviation market to be one of the fastest growing air traffic markets in the world for the years 2007-2008. The Globalysis research report forecasts growth in India's aviation market of approximately 28% in 2007 and 24% in 2008 for a total of 52 million passengers being carried in 2008. Similar to China however, future growth may be temporarily slowed by infrastructure limits and, in India's case, by bureaucratic inertia.

        Japan, Asia's largest air travel market in terms of annual passengers, has greatly expanded its airline handling capacity and infrastructure. In addition, ongoing industry deregulation should pave the way for market stimulation through the advent of LCCs and increased competition.

        Eastern Europe/Russia.    Air travel growth prospects for Eastern Europe are very positive, with seven countries ranking in IATA's list of the top 20 countries with the highest compounded annual growth rates in passenger traffic for 2005-2009. This passenger growth is being driven by European Union enlargement, which has bolstered the region's economic growth, promoted liberalization in the aviation market, and encouraged the establishment of several LCCs.

        In Russia, air travel demand is hampered by Russian airlines' difficulties in accessing the market for efficient, Western-built aircraft. The bulk of Russia's passenger aircraft fleet is currently made up of old and inefficient Soviet-era aircraft. Foreign aircraft purchases are currently subject to a 20% import duty and an 18% excise tax intended to protect the country's ailing aircraft manufacturing industry. Hence, the country's airlines do not have the flexibility to introduce fuel efficient aircraft. Russia's civil aviation authority estimates that a large number of the Soviet-era aircraft in service will face retirement by 2010, driving the need for an estimated 500 aircraft to fill the capacity gap. Nonetheless, economic realities may push Russia to become a significant growth market for operating lessors in coming years.

        Latin America.    Since 2001, most Latin American economies have experienced an economic upturn, according to the International Monetary Fund's 2006 World Economic Outlook. Several airlines in the region ceased operations in recent years, but the increased liberalization of domestic and international air transport markets has spurred renewed investment, reorganization and consolidation in the airline sector. Growth potential in large domestic markets such as Mexico and Brazil is substantial and several well-run carriers are taking advantage of this demand. Industry consolidation is expected to generate savings through economies of scale and expand the airlines' route networks, which should improve service levels and stimulate further traffic growth.

        Africa/Middle East.    Air traffic in Africa and the Middle East has also grown rapidly in the last ten years. Governments in Persian Gulf states such as the United Arab Emirates and Qatar have supported the development of airlines, including Emirates Airlines, Etihad Airways and Qatar Airways, resulting in the rapid expansion of these airlines into long-haul markets.

        In response to growing demand from Africa, major European carriers have added capacity to serve this market.

  Low Cost Carriers

        The increasing presence of LCCs is generating additional demand for aircraft by creating new markets and stimulating traffic demand with low fares. Given the importance of high asset utilization and service frequency, LCC fleet growth has focused on efficient and reliable narrowbody aircraft such as the Airbus A320 and Boeing 737 NG aircraft families.

        LCCs have existed since the early 1970s, when Southwest Airlines began service in the United States. However, the rapid development of LCCs began in 2000, when rising fuel prices and an economic slowdown in several major economies magnified the benefits of the low cost business model over the traditional network model. Although much of the early growth was in North America, the LCC presence has strengthened in other world markets, particularly Europe. In Great Britain, Ireland and parts of Western Europe, LCCs now represent a larger proportion of intra-regional capacity than their peers in North America. The enlargement of the European Union in 2004 extended the fully-liberalized European marketplace, and opened new markets to LCC expansion.

        While still far behind the levels seen in North America and Europe, LCC penetration in other regions is also growing significantly. LCC capacity share in Latin America has risen due to successful operators in Brazil, Central America and a new expansion of Mexican carriers. Meanwhile, Southeast Asia and Australia have seen significant penetration by LCCs, which are now spreading to other parts of Asia.

        The new frontiers for LCC expansion in Asia are likely to be India and China. India, with its very large population and high number of urban population centers, is poised for LCC growth. As the Indian economy grows, it is expected that the country's accompanying air traffic expansion will be met by increased capacity on the part of existing and new start-up LCCs.

  Industry Restructuring in Developed Markets

        North America.    The liberal U.S. bankruptcy laws have made it possible for a number of major U.S. carriers to avoid liquidation by operating and restructuring under bankruptcy protection. The protection afforded by Chapter 11 of the United States Bankruptcy Code has allowed major carriers such as United Air Lines Inc., US Airways Group, Inc., Delta Air Lines, Inc. and Northwest Airlines, Inc. to restructure their operations by reorganizing schedules, restructuring debt, rationalizing fleets, reducing labor costs, lowering pension liabilities and taking other steps that have enabled them to continue operating. As a result, the aircraft market has not been impacted by a sudden flood of aircraft being disposed of in liquidation. In addition, airlines that have been operating under Chapter 11 protection generally have relatively old fleets, and have not ordered new aircraft. As they recover, these carriers are expected to replace their existing fleets over time with more modern, fuel-efficient aircraft.

        European Network Carriers.    Large European network carriers, particularly Lufthansa, Air France and British Airways, have achieved significant cost savings in conjunction with material revenue growth improvement by concentrating on more lucrative long-haul operations rather than marginally profitable short-haul flights. All three carriers have recently expanded operations to India and East Asia, especially China.

        The airline industry in developed markets is expected to continue its restructuring efforts to lower costs and improve labor and asset productivity with the goal of returning to profitability in a new environment that is experiencing greater LCC penetration rates and persistently high fuel costs. Assuming the industry can achieve financial stability and current traffic forecasts are accurate, demand for aircraft should continue to rise as airlines in developed markets seek to capitalize on the growing demand for air travel.

  Fuel Prices

        Increased energy prices have counteracted many of the efficiency gains and cost-cutting efforts undertaken by airlines since 2001. The U.S. Department of Energy reports that New York jet fuel prices increased by 143% between September 2003 and September 2006 in U.S. dollar terms and 116% in Euro terms, after peaking in July 2006 at 190% and 157%, respectively.

        Adjusting to high fuel prices will continue to present a challenge to the airlines, since fuel prices are largely beyond their control, at least in the short term. Airlines can control their fuel costs by entering into oil/fuel hedges, implementing fuel surcharges and ensuring that fuel efficiency is a major determinant in fleet acquisition decisions. The rising cost of fuel is leading to an acceleration of the replacement of older aircraft with modern, more fuel-efficient aircraft.

  Aircraft Retirement

        Airlines order new aircraft not only to grow their businesses, but also to replace older less-efficient aircraft in their fleets, and current high fuel prices are accelerating such replacements. Many airlines in the United States have aging fleets that will require substantial replacement in the next few years and the large number of Russian-built aircraft still in operation will also generate a substantial replacement requirement. Approximately 23% of the global commercial jet fleet, or over 4,000 aircraft, is in excess of 20 years of age. The graph below sets forth the average age by global region.

Commercial Jets—Average Fleet Age—2006

Source: ACAS, April 2006

        According to ACAS, as of June 2006, there were nearly 2,400 aircraft currently parked in temporary or permanent storage. SH&E believes less than 600 of these have the potential to re-enter commercial airline service, while the remainder should be considered obsolete. As shown in the graph below, the number of aircraft being retired from service or being scrapped for parts spiked during 2001 and 2002 and is again trending upwards as carriers act to rationalize fleet requirements. SH&E expects a continued increase in the retirement rate and forecasts between 350 and 400 retirements in each of the next three years. This forecast accounts for aging aircraft in active service and also assumes that a large proportion of the currently parked aircraft fleet is effectively already retired. The retirement forecast excludes Russian built jet retirements due to limitations in fleet data.

Historic and Forecast Annual Jet Aircraft Retirements

Source: Historical: Airline Monitor January 2006, Forecast: SH&E

Aircraft and Engine Fleet Development

        The airline industry's financial challenges in 2001-2003 impacted aircraft and engine manufacturers. Airbus, Boeing, Pratt & Whitney, General Electric and Rolls-Royce had to implement production cutbacks during that period. While neither Boeing nor Airbus experienced a high number of outright cancellations during the downturn, they had to manage the deferment of deliveries and adapt to much lower levels of new orders. However, the recovery of the economy and the rising demand for travel have pushed aircraft orders to record highs in 2005, suggesting the beginning of a new business cycle.

World Aircraft Orders and Deliveries (1990-2005 and delivery forecast through 2009)

Source: ACAS, April 2006

        The order backlog for new aircraft reached a peak in 2000, but then declined continuously through 2004. The surge in orders during 2005, however, has led to an increase in backlog: net combined orders for Boeing and Airbus grew from only 520 in 2002, the lowest total since 1994, to over 2,000 in 2005.

Yearly Percentage of Jet Aircraft Order Backlog of Total Fleet

	Year ending December 31,
	2000	2001	2002	2003	2004	2005	2006*
Order Backlog	4,877	4,592	3,886	3,663	3,608	4,469	4,610
Commercial Jet Aircraft Fleet	15,883	16,847	17,548	18,205	18,927	19,647	19,837
Backlog as % of Fleet	31%	27%	22%	20%	19%	23%	23%

Source: ACAS, April 2006
* 2006 is as of March 31, 2006. Fleet data includes regional jets and parked aircraft.

        As further evidence of the growing demand for additional capacity, the number of available used aircraft has declined steadily since 2002. The percentage of the world fleet that was available for sale or lease at the end of 2005 fell below 3%, nearing the lows experienced in 1996. Such supply shortages are generally leading to higher lease rates and trading prices. For a number of aircraft types, particularly the A320 and 737, which are highly favored by LCCs, supply is very limited and there is some concern that manufacturers will not be able to satisfy demand in the near term.

Total Used Aircraft Available for Sale or Lease

Source: BACK Aviation Solutions, JetMart April 2006 and ACAS April 2006

        As of mid-2006, the current world commercial jet fleet comprises nearly 20,000 aircraft, of which approximately 23% are widebodies, 60% are narrow-bodies, and 17% are regional jets. Of these 20,000 aircraft, 44% are operated by North American carriers, 25% by European carriers, 17% by Asia/Pacific carriers, 8% by African/Middle Eastern and 6% by Latin American carriers. The world's most popular new technology jet aircraft type is the Airbus A320 family (i.e., A318, A319, A320 and A321), with nearly 2,700 in operation, followed by the Boeing 737NG, with over 1,800 aircraft in service. The most popular widebody aircraft is the Boeing 747, with over 1,060 in service, followed by the Boeing 767, with over 910 aircraft. The ratio of widebody aircraft to total fleet (excluding regional jets) has remained relatively constant over the last ten years, averaging about 28%.

        Of the 4,600 confirmed orders, 27% are for widebodies, 64% for narrowbodies, and 9% for regional jets. Nearly half the orders have been placed by legacy airlines, with 28% by LCCs, 16% by lessors, and 5% by the government of the People's Republic of China. Over 34% of the orders with assigned operators (i.e., excluding lessor orders for which operator data is unavailable) are destined for North America, 30% for Asia/Pacific, 24% for Europe, 7% for Africa/Middle East and 6% for Latin America.

        The aggressive growth of LCCs in both developed and emerging markets has generated some of the highest profit margins in the industry, and has created the need for significant quantities of new aircraft. Consequently, LCCs currently hold 30% of outstanding aircraft orders, primarily for narrowbody aircraft such as the Airbus A320 family and the Boeing 737NG.

  World Fleet Outlook

        The global commercial jet fleet is expected to increase significantly over the next two decades. Boeing, in its 2006 Current Market Outlook, forecasts that by 2025, the world fleet will reach 35,970 aircraft, of which 27,370 will be mainline passenger jets, i.e., those with 90 passenger seats or more. Airbus, in its most recent Global Market Forecast published in 2004, forecasts a fleet increase to 25,375 total aircraft by 2023, of which 21,759 will be mainline passenger jets. Even accounting for the difference in forecast end dates (estimated 2,000-2,500 aircraft differential), the two manufacturers have a clear divergence in market expectations. The two manufacturers have very similar forecasts of global traffic growth, so the difference in deliveries results from differing views held on the future market for very large aircraft. The table below indicates that Airline Monitor predicts a higher number of deliveries relative to Boeing. This is primarily due to higher annual traffic growth assumptions used in by Airline Monitor.

Projected Commercial Aircraft Fleet Growth

Period	Airline Monitor 2006-2025	Boeing 2006-2025
Projected Total Fleet	42,038	35,970
Additions—Growth	23,352	17,630
Additions—Replacement	6,546	9,580
Total Additions	29,898	27,210
Additions per Year*	1,495	1,361

Sources: Boeing Current Market Outlook, 2006;
The Airline Monitor, January 2006 NOTES: Airbus has not released a forecast since 2004

*
SH&E research indicates that combined deliveries from Boeing and Airbus will exceed 800 aircraft in 2006.

        World air cargo traffic is expected to grow as a result of expanding world trade and increased globalization. Boeing and Airbus forecast average annual growth rates of 6.2% and 5.9% respectively over the next 20 years. To accommodate this growth, and to supplement the air cargo capacity of passenger aircraft, the world freighter fleet is expected to more than double over the same 20-year period, with Boeing and Airbus predicting freighter fleet size of 3,456 and 3,616 aircraft respectively. Both manufacturers expect three-quarters of new freighter fleet additions to be created through the conversion of existing passenger aircraft.

        Passenger-to-freighter aircraft conversion opportunities have traditionally supported residual values for certain aircraft types, and have extended the useful economic lives of converted aircraft up to 35 years from the original manufacture date. On average, passenger aircraft are converted after about 15 years of service, but the actual age of conversion and subsequent useful life is also affected by the number of flight cycles that the aircraft has flown.

  World Engine Market Outlook

        The expected air travel and air freight demand growth in emerging markets, particularly China and India, the continued development of LCCs, and ongoing fleet renewal at legacy carriers are driving increased demand for commercial aircraft, and consequently for aircraft engines. Rolls-Royce, a leading engine manufacturer, forecasts commercial jet engine deliveries totaling 62,838 worth $495 billion, including spares, through 2025. Based on Rolls-Royce's forecast delivery rate, the number of jet engines in service will more than double from approximately 44,705 in 2006 to 90,614 in 2025.

Aircraft Leasing Industry

        Once airlines have determined the need for additional aircraft capacity and placed orders for new aircraft, they need to find ways to efficiently finance the acquisitions. Whether purchasing new or used aircraft, very few airlines have the internal cash available to self-finance aircraft acquisitions. Thus, most airlines seek financing from several sources, including traditional bank debt, export credit guarantees, tax leases, capital markets and operating leasing.

        Over the past 20 years, the world's airlines have turned to operating leases for an increasing share of aircraft financing requirements. Airlines are attracted to operating leasing for a variety of reasons including low capital outlay requirements, fleet planning flexibility and residual value risk avoidance. Furthermore, operating leasing is often the preferred choice for start-up carriers and LCC's because it lowers barriers to entry. During 2002 to 2004, while many banks significantly reduced their airline exposure and it became more difficult for airlines to obtain financing through the capital markets, operating lessors effectively acted as the lenders of last resort to the industry, maintaining vital liquidity in an otherwise challenging market environment.

        ACAS and Airclaims fleet data indicates that the proportion of the global fleet owned by operators declined from 71% in 1990 to 54% in 2005. While the remaining 46% of the commercial jet fleet is under some form of lease agreement, approximately 30% currently meet the requirements for operating lease treatment. SH&E believes that operating leasing will continue to expand and that 40% of the global fleet will be subject to operating leases over the course of the next decade. The following table sets forth the percentage ownership of the global commercial aircraft fleet shifting to operating lessors.

Percent Ownership of Global Commercial Aircraft Fleet Shifting to Operating Lessors (%)

Source: Airclaims as of September, 2006

  Competitive Landscape

        The growth of aircraft leasing has been spurred by the entry of a wide range of financial institutions into the leasing market.

Top Aircraft Operating Lessors, Fleet Size and Order Backlog

Lessor	Aircraft Owned /Managed	Lessor	Backlog
GE Commercial Aviation Services	1,663	International Lease Finance Corporation	281
International Lease Finance Corporation	858	GE Commercial Aviation Services	195
Boeing Capital Corporation	294	AerCap	82
Pegasus Aviation	228	CIT Group Inc.	52
AerCap	223	RBS Aviation Capital	42
Aviation Capital Group	206	Singapore Aircraft Leasing
CIT Group Inc.	198	Enterprise	33
RBS Aviation Capital	182	Other	54

GATX Corporation	170	Total	739

AWAS	154
Babcock & Brown Aircraft Management	150
Pembroke Group Ltd.	89
Singapore Aircraft Leasing Enterprise	79
ORIX Aviation Systems Ltd.	61
Sumisho Aircraft Asset Managers B.V.	43

Total - Top 15	4,598

Source: Airclaims Survey, ACAS April 2006

        As the aircraft leasing market has recovered, there has been significant activity and interest in lessor acquisitions by a variety of strategic and financial buyers. In addition to the 2005 Acquisition, other merger and acquisition activity includes Aviation Capital Group's ("ACG") acquisition of Boullioun Aviation Services in early 2005 and in May 2006, Terra Firma's acquisition of AWAS for $2.5 billion plus the assumption of certain liabilities. Major players such as RBS Aviation Capital have grown organically through sale-leaseback transactions and only recently committed to new aircraft orders from Airbus and Boeing.

        Today, the leading operating lessors have a global reach. Although the majority of the fleet under operating leases is placed with North American and European operators, Latin America has the highest percentage of aircraft under lease, followed by Asia, Europe and the Pacific Rim.

Regional Allocation of Operating Leasing and Operating Lease Penetration

Regions	Regional Allocation of Global Operating Leases	Share of Fleet Under Operating Lease
Europe Including CIS	34%	46%
North America	29%	22%
Pacific Rim	17%	36%
Latin America	11%	57%
Africa	4%	34%
Middle East	3%	26%
Asia	3%	52%

Source: ACAS, April 2006

  Asset Selection

        The ability for aircraft leasing companies to earn stable returns is dependent on asset liquidity and asset management capability. A lessor generally earns profits when the present value of the lease revenues and future aircraft sale value exceeds the original purchase price of the aircraft and the expenses involved between leases. The entry price is dependent on prevailing market conditions and the relative bargaining power between buyer and seller. Maximizing residual value and rental revenue, however, requires appropriate asset selection, an understanding of the current market for specific aircraft types, anticipation of trends that may impact aircraft value over a given investment horizon and the ability to execute various asset monetization and disposition strategies. Such strategies vary, according to the age and the relative desirability of the asset but include re-leasing, selling or dismantling to obtain the constituent components. Leasing is a cash flow business and key objectives include: management of lease revenue stream, smoothly transitioning aircraft between lessees in order to minimize off-lease time, minimizing refurbishment or reconfiguration costs by keeping assets relatively standardized and minimizing risk by predicting impact of maintenance exposures and expected lease return conditions.

        As previously noted, the leasing industry is exposed to the air transport demand cycle. Lessors can mitigate exposures to aircraft market risk and asset specific risk by working to select appropriate assets for purchase. When selecting assets to purchase, lessors typically focus on those aircraft with the highest market liquidity. These tend to be the newer, highly standardized narrowbody aircraft such as A320s and 737s. For each aircraft/engine model, the prospective buyer must understand the breadth (number of operators) and depth (number of aircraft) in the market, the share of the fleet in storage, current aircraft availability and trading activity of used aircraft. In addition, important considerations for the residual value of aircraft relate to levels of product support, whether the aircraft remains in production or has replacement technology on the horizon, potential for freighter conversion or other secondary uses, and relative operating economics. As of April 2006, operating lease penetration was 38% for narrowbody aircraft and 26% for widebodies. The most popular operating lease aircraft model is the A320-200 with 696 currently on operating lease with 115 operators. The Boeing 737-800, in comparison, has 457 on operating lease with 68 operators.

Operating Lease Depth and Breadth, by Model

Narrowbody Aircraft
Leased Aircraft Fleet
Number of Operators
0
100
200
300
400
500
600
700
800
20
40
60
80
100
120
140
A320-200
737-300
737-800
A319-100
737-700
737-400
757-200
737-200
A321-200

Widebody Aircraft
Leased Aircraft Fleet
Number of Operators
0
50
100
150
200
250
10
20
30
40
50
60
70
767-300ER
747-400
A330-200
777-200ER
A340-300
A310-300
A330-300
A340-600

Source: ACAS, April 2006

  Aircraft Lease Rates

        Aircraft operating lease rates can be viewed as a market-clearing mechanism in that they reflect current supply and demand. Lease rates depend upon the type of lease, interest rates, tax liabilities, lease term, value of the aircraft at lease inception, the forecasted residual value of the aircraft at lease termination and the credit quality of the lessee. During the downturn of 2002 and 2003, lessors showed considerable pricing flexibility, and often entered into short-term leases at reduced rates in order to keep assets deployed. Now that global passenger traffic is recovering, lease rates are firming substantially, and lessors are able to realize lease rates at or above pre-September 11 levels on certain aircraft types. While leasing is exposed to the cyclical fluctuations of air transport, stable and mature companies have the planning, portfolio management and technical capability to earn returns throughout the cycle.

        While rentals for used aircraft such as newer 737 Classics and 767-300ERs are increasing relative to their 2003 lows, lease rates of older aircraft approaching obsolescence appear to have suffered a more permanent reduction since September 11. In general, older aircraft have not recovered much of their value, and are becoming increasingly difficult to place. The attraction of the superior operating economics of the latest generation of narrowbody transports is compelling, especially in light of current high fuel costs. For a number of aircraft types, particularly the A320 and 737NG, which are highly favored by LCCs, supply is limited, and there is some concern that manufacturers will not be able to satisfy demand in the near term. Lease rates for newer narrowbody aircraft will consequently continue to rise over the next few years. Demand for widebody aircraft types, such as the 767-300ER, is exceptionally strong and cannot be met by current aircraft availability. These aircraft may generate very high returns in coming years, but face greater risk of low lease rates and residual value performance during the next market trough as airlines replace their existing aircraft with more modern aircraft. Demand for middle vintage narrowbodies, such as 737 Classics and 757-200 will likely remain firm, but potentially experience greater volatility over the next several years.

        Although lease rates are closely correlated to global economic conditions, rates for a particular aircraft generally hold steady in nominal terms for a long period, then fall quickly once the aircraft type faces large scale replacement. Once replacement technology for the aircraft in question is established in the market, the aircraft's lease rates typically decline quickly and permanently. Lease rates are also particularly responsive to interest rates, and the very significant drop in both short- and long-term interest rates from 2002 to 2004 contributed to lower lease rates. Thus, some of the recovery in lease rates over the last year was caused by the increasing cost of capital.

        For many aircraft types, reductions on the supply side, have led to an increase in lease rental rates and, in certain cases, aircraft values. Historically, growing demand for a particular aircraft and resulting higher lease rates has correlated strongly with increased market value. Trading values normally lag lease rate movement, and it is expected that some aircraft will see a limited increase in value over the coming few months.

        Lease rate factors, which measure the relationship or ratio between lease rates and aircraft prices, tend to rise as aircraft age, and they also vary with lease term length. Lease rate factors for newer aircraft are lower than those for older aircraft, due to the increased risk associated with older aircraft. Older aircraft tend to be operated by less credit-worthy airlines and residual value performance is a much more important component of overall return. Moreover, lease rental volatility tends to be greater for older aircraft and they exhibit a larger percentage change in lease rates from cycle peak to cycle trough.

Engine Leasing Industry

        For the same reasons that aircraft leasing is becoming increasingly prevalent, the spare engine leasing market is also growing rapidly. Operators require spare engines to ensure that their aircraft are not grounded due to planned or unplanned engine maintenance requirements. In addition, as engines become more expensive, operators are increasingly entering into operating leases rather than owning their spare engines.

  Spare Engine Demand

        While total installed engine demand is a function of the number of aircraft in the fleet, spare engine demand is dependent upon an array of factors. Many of these factors are unique to the specific engine type, fleet age, operator base and engine shop visit rates. The largest driver of spare engine demand is the number of annual engine hours operated, which in turn is a function of the fleet size and utilization patterns for a specific aircraft/engine type. The general consensus in the engine leasing industry, however, is that the spare engine population is 10 to 15% of the installed engine fleet; or between 4,200 and 6,200 engines.

        As engines reach maturity, their off-wing maintenance requirements increase and a higher ratio of spare engines is required to support the installed fleet. As a result, spare engine demand for a given fleet of engines will continue to increase once the platform fleet type has ceased production. Spare engine leasing therefore tends to be most active from the time production ends until the relevant platform aircraft type is retired in large numbers.

        An additional driver of the engine demand occurs when large fleets of a given aircraft type are moved from major airlines to a larger number of smaller airlines throughout the world. This creates a demand for more spare engines to support the smaller and more geographically dispersed fleets though smaller carriers are beginning to find ways to mitigate such inefficiencies through spare engine pooling and other logistics support programs.

  Engine Operating Leases

        Today's aircraft operators have a large number of products to choose from to provision their spare engines, ranging from outright ownership, short and long-term operating leases, support through MRO total care contracts and a variety of other solutions. As with aircraft, engine operating leases are appropriate for those operators that have difficulty raising funds for equipment purchases, have better uses for their capital or do not want to have additional debt on their balance sheets. Engine operating leases can be as short as two months or as long as 15 to 20 years, depending on operator requirements. Short-term leases typically average three to six months in duration and are used as stopgap measures to cover individual engines while they undergo shop visits, while long-term operating leases are used by airlines with fleets of a sufficient size to warrant full-time spare "engine coverage". The operating lease arrangement allows maximum spare engine utilization and permits the lessee to use off balance sheet financing. Engine leasing companies can typically extract higher lease rates for short-term leases, since there is typically a more immediate operator need. Furthermore, such leases almost always require maintenance reserve payments, so in many cases the lessor can achieve better protection for assets in short-term lease pools.

  Competitive Environment

        Engine lessors can loosely be categorized as those affiliated with the Original Equipment Manufacturers ("OEMs"), independent engine lessors, MRO providers and financiers/investors. A significant number of smaller lessors also participate in the market, but primarily for older engines that require less capital and are likely to be disassembled and sold for their component parts at the end of the lease term.

        While the three primary engine manufactures have long had engine leasing divisions to support their products, their assets were typically leased for short terms, and the primary role of such leasing divisions was not to finance engines for customers. Over the last 15 years, however, OEM leasing divisions have grown significantly and are increasingly becoming independent profit centers that provide short and long-term spare engine provisioning options to customers.

        While engine leasing requires significant technical knowledge and asset management ability, in several ways it entails lower business risks than aircraft leasing. For example, the demand for spare engines is less sensitive to airline profitability and engine lessors typically face lower remarketing risk. As with aircraft, engine lessors are expected to seek to participate in the most liquid markets; engine types with high usage rates and wide operator bases. Other factors important to asset selection are the long-term utility of host aircraft and availability of third-party MRO facilities. The liquidity and continuous maintenance needs of the fleet of CFM56-3 and -5 engines that power 737 Classics and A320s respectively, make these some of the most attractive leasing assets.

  Engine Values and Lease Rate Trends

        With appropriate maintenance and care, an aircraft engine has a considerably longer life than that of an aircraft airframe. Engines can be restored to nearly new condition through maintenance while airframes cannot.

        Aircraft engines may be categorized by the maximum amount of thrust they produce, and all else being equal, the value of engines are strongly related to this maximum. This manifests itself in a strong and direct relationship between new engine list prices and takeoff thrust. Used engine values however, are dependent upon a large number of factors which must be considered for each engine. Maintenance costs, fuel burn, ease of remarketing, and expected useful life, among other factors, are considered in determining the value of an engine model. The value of a specific engine is dependent on even more factors, including the condition of the parts in the engine, the time the engine can be expected to operate before needing scheduled maintenance, and open mandatory compliance maintenance tasks.

        The general value trends for engines can be characterized by breaking up the asset lifecycle into three phases. The first phase of production is characterized by continued strong new engine demand with used engine values increasing slightly faster than the rate of inflation in accordance with engine manufacturer escalation rates for new engines. When strong demand for the platform aircraft falls off, the asset enters the second phase and the installed engine fleet enters a relatively long period characterized by stable supply and demand, and the slight depreciation of the engine value is offset by inflation. As demand for the aircraft that the engine supports falls due to obsolescence, engines begin to lose value quickly and in many cases are more economical to disassemble into parts than undergo maintenance. An engine's value is comprised of two liquid components, the shop visit and Life Limited Parts ("LLPs"), and the remainder of the engine, or core.

        The engine disks that rotate at high speeds are subject to high mechanical stresses and to ensure their safety, manufacturers limit the number of cycles these critical parts can be utilized. Upon reaching the limit, these LLPs must be removed from the engine. The large physical size of the parts, elaborate manufacturing processes, and exotic metals result in the parts being very expensive. With LLP set prices ranging from $1.5 million to more than $7 million for modern aircraft engines, the status of the LLPs in the engine contributes significantly to engine value.

        High temperatures in the turbine cause airfoil wear which decreases engine efficiency, requiring them to be replaced at engine shop visits. Although perhaps not individually expensive, modern aircraft engines typically have 1,000 to 2,000 airfoils that are expensive in aggregate to replace, and so the time since the last performance restoration exerts a strong influence on engine value.

        The core engine value accounts for the remainder of the engine value, including the non life-limited parts and engine data plate, and is most strongly linked to engine demand for the engine type. As the engine moves from Phase I to III, the value provided by the liquid components increases as a percent of the total engine value. Engine leasing companies can typically extract higher lease rates for short-term leases since there is typically a more immediate operator need, a requirement to amortize transaction costs over a shorter term and a greater risk of technical issues arising at lease return. Lease rate factors are generally higher for older engines given the relatively higher re-marketing risk and asset management requirements.

Spare Parts Trading Market

        Demand for used aircraft parts is tied directly to utilization of the aircraft that the spare parts support. Higher aircraft utilization leads to greater wear on components, which results in more frequent part replacements, repairs and overhauls. The airframe and engine parts aftermarket is comprised of a few large companies including Material Services, AAR Corp, Volvo Aero and AirLiance, several well established mid-size companies such as AeroTurbine, Kellstrom and the Memphis Group as well as many small niche participants. All of these companies tend to buy surplus equipment from OEM's or airlines and resell it to airlines, MRO facilities or to other parts companies. Numerous companies purchase complete aircraft and engines to dismantle them for parts (a process known as "part out").

        Most parts companies hold their inventories in the condition or state in which the parts were acquired; new if purchased as surplus from an OEM or in an "as-removed" condition if removed from an aircraft. The as-removed condition is by far the most prevalent for parts found in most third-party inventories and these parts must be fully checked by a certified and qualified repair facility before they can be installed on another aircraft. Parts companies will typically send a limited number of removed parts out to a vendor for testing or overhaul and subsequently hold them in stock in "serviceable" (serviceable parts are in condition satisfactory for installation or use in an aircraft, engine or another spare part or appliance) or "overhauled" (overhauled parts have been repaired and tested to defined overhaul standards specified by the manufacturer) condition ready for immediate sale. Parts traders can generally achieve the highest margins for serviceable material in situations in which an airline has an aircraft grounded due to a lack of internal spare part availability and will a pay high price order to get the aircraft back into revenue service. Parts companies must balance such margin potential with the cost of repairing and holding inventory.

        During the recent cyclical downturn, many parts companies experienced distress following airline reductions of capacity through retirement, temporary storage, and reduced aircraft utilization. Parts suppliers found themselves holding large parts inventories for which there was suddenly limited demand and increasing supply. The resurgence in capacity and aircraft utilization in the last several years has increased demand for spare parts for those aircraft types that have experienced increased utilization. In particular, the demand has been increasing for spare engines and both used aircraft and engine parts to support the relatively modern but aging B737 Classic fleet and early production A320 family fleet. Demand for parts of certain older aircraft types that have not been returned to active service continues to wane. In addition, the continuing rebalancing of the world fleet from older aircraft toward less maintenance-intensive newer-generation aircraft has placed strain on some spare parts aftermarket suppliers.

        Some aftermarket parts companies have additional business lines in addition to trading aircraft and engine spare parts and many MRO companies also participate in the secondary parts market.

        For all aftermarket parts companies, there are several sources of product other than buying from other parts companies. Material can either be obtained from airlines, lessors, other parts companies, and manufacturers selling surplus inventory or from dismantled aircraft and engines. These dismantled aircraft or engines, otherwise known as "part-outs," are invariably of two categories: (1) either they are approaching the end of their useful economic lives, and it has become economically viable to part them out and sell piecemeal rather than remarketing as a whole unit or (2) they have been assessed as a total constructive loss following a major accident.

        For most commercial aircraft, airframes first become potential part-out candidates after they have been in service for about 16 years. Thus, for aircraft and engine types that have been in service for less than that length of time, there is a limited supply of material other than from the OEMs, while most aircraft will continue to operate beyond 25 years before they are permanently retired from service. However, once an aircraft or an engine type has been in service for more than about seven years, there is an increasing demand for spare parts as airframe and engine maintenance requirements increase dramatically. Thus for a period of approximately ten years, there is burgeoning demand for product, and a limited supply from the aftermarket. Several companies supporting the spare parts aftermarket have positioned themselves to take advantage of such demand by acquiring inventories of parts for modern aircraft fleets currently in production, such as Airbus A320, Boeing 737NG aircraft, Boeing 777 aircraft and their corresponding engine types. Demand for these parts is expected to remain strong due to the limited supply aftermarket supply.

  Industry Trends

        The outsourcing of heavy airframe checks is fairly well established but the outsourcing of component maintenance and parts inventory management is accelerating. Many LCCs are continuing to lead the trend towards further outsourcing, and are signing up for inventory management and component maintenance packages.

        Airlines benefit from such spare part leasing agreements because management of the entire supply chain is outsourced. Leasing spares is an attractive alternative because the vendor is responsible for inventory replenishment and component repair. The cost of these services is included in a monthly lease fee or "power-by-the-hour" agreement permitting airlines to focus on their core business of transporting passengers and freight. Such industry trends suggest that airlines continue to seek total solutions to streamline inventory logistics, supply chain management and maintenance services.

        Continued outsourcing, parts pooling and other supply chain improvements are continuing to decrease the inventory levels held by operators. According to AeroStrategy, a United Kingdom- based consultancy, in 2004 operators held only 60% of MRO inventory compared to nearly 80% in 1997.

        Another developing trend in the parts business, and one that will primarily impact OEM parts pricing, is the growing acceptance of Parts Manufacturing Approval (PMA) parts. However, the role of PMAs will grow as these parts gain further acceptance as airlines and MROs strive to keep a lid on rising costs. While switching to vastly cheaper PMA parts would improve airline operating costs, airlines fear stigma and bad press associated with use of PMA parts and, in addition, many investors are concerned that residual value is affected by the use of PMA parts

        In sum, the aftermarket parts trading business is expected to continue to evolve towards further consolidation as companies search for synergies and complements to other business lines. There is a current trend of supply chain integration and logistics support in the maintenance industry, and the increasing penetration of operating leasing supports this growing trend.

Asset Management & Values

  Asset Management

        To the extent that the commercial aircraft fleet continues to grow, the aircraft and spare engine leasing markets will continue to increase in size and importance. Effective asset management is essential to an aircraft investor's ability to protect the integrity and value of owned assets. Asset management involves an array of functions and capabilities ranging from financial monitoring to legal capability for effective contracts and evaluation of jurisdictional risks, to detailed technical monitoring and planning.

        Technical managers must conduct physical inspections, monitor maintenance funds and aircraft status and Airworthiness Directive compliance, monitor operator use and understand potential technical modifications that may be needed to transition aircraft between lessees. This is essential to knowing the condition and potential value of the owned aircraft to other operators. Aircraft and engine documentation is extremely important and all LLPs must be fully traceable back to the original date of manufacture. A capable asset manger and trader of used aircraft will make sure technical issues are minimized and can often avoid having to resort to the temporary storage of an aircraft. The asset owner must also have the wherewithal to effectively manage lessee default situations, negotiate and repossess aircraft if necessary. This task requires significant legal and technical coordination. To reiterate, one major reason aircraft leasing will continue to grow as a source of aircraft finance is that many lessors are expert asset managers and represent the most efficient and flexible means of building asset liquidity.

  Aircraft Value Trends

        The typical new aircraft will depreciate over time as it ages and experiences the wear and tear of operation. Eventually, the aircraft will reach the end of its useful life (usually about 25 years unless extended by cargo conversion) and will retain a marginal value that represents the market worth of its various components and material. The differing value behavior of engines is apparent, however, when examining historical engine trading prices. Engines tend to hold their value since they can be restored to nearly new condition through overhaul, and will represent an increasing share of an aircraft's value over time. A lessor aiming to compete in the mid to late-life aircraft segment will therefore need to have a solid engine management capability.

  Used Aircraft Values

        The health of the aviation industry during the late 1990s supported a general strengthening of the prevailing prices for used aircraft. Many banks and financial institutions were attracted to the aircraft financing sector and began to compete aggressively for available transactions. As a result, prices for used aircraft remained relatively strong. During 2001-2004, on the other hand, following a sharp drop in demand for aircraft capacity many surplus aircraft were parked, deliveries were deferred and many aircraft financiers suffered substantial losses. As a result many banks exited the market altogether and capital market deals came to a halt. The concurrent slide in aircraft values, particularly for older and mid-life aircraft types, exacerbated the situation and trading activity slowed dramatically. Aircraft that have suffered a deep and lasting reduction in both trading price and inherent value are older, less fuel-efficient types and types that no longer meet the current noise and emission standards in place in most of the developed world. Examples of these include aging models with disappearing operator bases such as the Lockheed L-1011 (41 in active service) and the McDonnell Douglas DC-10 (99 in active service) and DC-9 (308 in active service). Given the high fuel and maintenance expense generated by these aircraft types, it is increasingly likely that many will exit service once in need of heavy maintenance. Though still relatively young, values for the fuel-inefficient McDonnell Douglas MD80 (994 in active service) variants also appear to be facing a more permanent decline. Elimination of older aircraft types became a priority for the major carriers during the industry-wide capacity reduction following September 11 and the Middle East conflict. During 2002, over 250 aircraft were permanently retired from global passenger service. Between 2003 and 2005, it is estimated that more than 1,000 additional aircraft were permanently removed from passenger service globally, either through retirement or conversion. Most of these aircraft are of pre-1982 vintage although some that were manufactured as late as 1987 and 1988 have recently been retired and have been dismantled for spare parts.

        Following the rapid decline in values for most aircraft types during 2002-2004, used trading prices for most aircraft types stabilized in 2005, and are generally remaining flat in 2006. Values for popular new vintage A320s and 737NGs are on the rise, and will likely continue to exhibit marginal firming over the next several years. Meanwhile, values for aircraft such as the 737 classics, 757 and 767-300ER have stabilized, and should remain relatively level before depreciating further once the current supply shortage abates. In addition, the current upward cycle may last longer than previous cycles due to significant structural changes in the industry such as liberalization around the globe, growth in emerging markets such as China and India, the advance of LCCs and the continuing restructuring of established airlines in the developed countries.

BUSINESS

AerCap

        We are an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. We possess extensive aviation expertise that permits us to extract value from every stage of an aircraft's lifecycle across a broad range of aircraft and engine types. We also provide aircraft management services and perform aircraft and engine MRO services and aircraft disassemblies through our certified repair stations. We believe that by applying our expertise through an integrated business model, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders.

        We operate our business on a global basis, providing aircraft, engines and parts to customers in every major geographical region. As of September 30, 2006, we owned 109 aircraft and 61 engines, managed 110 aircraft, had 79 new aircraft and six new engines, had entered into purchase contracts for 17 aircraft with GATX and had executed letters of intent to purchase an additional nine aircraft. In addition, on October 17, 2006, we signed a letter of intent with Airbus to purchase 20 new A330-200 widebody aircraft. As of April 2006, we had the fifth largest aircraft leasing portfolio in the world and the third largest new aircraft order book among operating lessors, according to SH&E, in each case by number of aircraft.

        We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. As of September 30, 2006, our owned and managed aircraft and engines were leased to 97 commercial airline and cargo operator customers in 47 countries and are managed from our offices in The Netherlands, Ireland and the United States. We expect to expand our leasing activity in Asia and in China in particular through our AerDragon joint venture with China Aviation Supplies Import & Export Group Corporation, which commenced operations in October 2006.

        We have the infrastructure, expertise and resources to execute a large number of diverse aircraft and engine transactions in a variety of market conditions. From January 1, 2003 to September 30, 2006, we have executed over 950 aircraft and engine transactions, including 245 aircraft leases, 232 engine leases, 101 aircraft purchase or sale transactions, 167 engine purchase or sale transactions and the disassembly of 40 aircraft and 133 engines. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and trading our aircraft and engine portfolios. Between January 1, 2003 and September 30, 2006, our weighted average owned aircraft utilization rate was 98.8%.

        In 2005, we generated total revenues of $628.2 million and net income of $108.4 million and in the nine months ended September 30, 2006, we generated total revenues of $661.6 million and net income of $104.9 million, each on a pro forma basis after giving effect to the 2005 Acquisition, the AeroTurbine Acquisition and this offering, each as if it had occurred on January 1, 2005. Primarily as a result of an impairment charge to write off goodwill of our predecessor prior to the 2005 Acquisition, we recorded a loss of $105.4 million and revenues of $390.9 million in 2004, the results of which did not include AeroTurbine.

Our Competitive Strengths

        We believe the following competitive strengths will allow us to capitalize on growth opportunities in the global commercial aviation market:

  Ability to Manage Aircraft and Engines Profitably Throughout Their Lifecycle.

        We have an integrated business model that allows us to operate across the lifecycle of an aircraft or engine, from its initial purchase from a manufacturer through its leasing, sale or eventual disassembly for the sale of its parts. Our integrated business model includes:

  •
  purchasing new aircraft and engines in large quantity orders directly from manufacturers at discounted prices and leasing those aircraft at market prices;

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  purchasing entire portfolios of aircraft and engines of varying ages and types to capitalize on our ability to extract value from all stages of the aircraft lifecycle;

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  using our global remarketing capability and relationships with our diverse customer base;

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  selling our aircraft and engines through our aircraft and engine trading business; and

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  disassembling aircraft and engines at the end of their economic operating lives and selling their component parts.

        Attractive, Modern and Fuel-Efficient Aircraft and Engines.    We have assembled an aircraft portfolio focused on Airbus A320 family aircraft, which are among the most fuel-efficient and widely-used narrowbody passenger aircraft. As of September 30, 2006, the weighted average age, by book value, of aircraft in our owned fleet was 6.5 years. Our focus on young, modern, technologically-advanced and fuel-efficient aircraft provides us with an attractive asset portfolio that we believe we can leverage in the growing global airline market. We also own a large portfolio of CFM56 family engines, which are the most widely-used commercial jet engines.

        Global Remarketing Capability and Diversified Customer Base.    We maintain a high utilization rate for our assets by maintaining strong relationships with our existing and potential customers worldwide. As of September 30, 2006, we had 97 commercial airline and cargo operator customers in 47 countries, and no customer accounted for more than 5% of our pro forma revenues in 2005. The diversification of our customer base across varied geographic regions and markets reduces our exposure to risks associated with customer concentration and fluctuations in regional economic conditions. In addition, our global operations, knowledge of local regulatory frameworks and relationships with key market participants allow us to obtain and place our aircraft, engine and parts efficiently in all major global commercial aviation markets.

        Active Aircraft and Engine Trading Business.    We have an asset trading team of 19 professionals who are dedicated to identifying, analyzing and executing aircraft and engine acquisition and sale transactions. In addition, our dedicated airline marketing teams provide our asset trading team with market insight and purchase and sale opportunities arising from frequent dialogue with the global airline industry. Between January 1, 2003 and September 30, 2006 we purchased 35 aircraft, sold 66 aircraft, purchased 108 engines and sold 59 engines.

        Substantial Size and Breadth of Operations.    Our substantial size and breadth of operations allow us to:

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  diversify our customer and geographical risk exposure;

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  purchase large and diverse portfolios of aircraft and engines;

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  obtain favorable financing terms;

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  maintain strong relationships with airframe and engine manufacturers and MRO service providers;

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  facilitate airline "refleetings" by purchasing aircraft which no longer meet an airline's requirements and replacing them with aircraft from our portfolio that better suit an airline's needs; and

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  offer our aircraft and engine customers a broad range of flexible aircraft and engine leasing options.

        Efficient Access to Capital.    We have $1.2 billion of revolving credit facilities that provide us with access to committed funding for the acquisition of a diverse range of new and used aircraft, engines and parts of any age. Since 1996, we have raised over $18 billion of funds in the global financial markets, including over $9 billion through initial issuances and refinancings in the aircraft securitization market. Securitizations allow companies to raise long-term, low-cost and non-recourse capital by pledging cash flows generated by an asset pool, such as aircraft leases. Most recently, in September 2005, we completed a $1.0 billion securitization of 42 aircraft subject to operating leases. Our substantial indebtedness could limit our ability to access funding for our growth. We seek to use structures such as securitizations and joint ventures to allow us to access capital efficiently and limit recourse by lenders to our assets.

        Attractive Aircraft Management Business.    As of September 30, 2006, we managed 110 aircraft primarily for securitization vehicles, our unconsolidated joint ventures and third parties. As a pioneer in the securitization market, we were the first sponsor of an aircraft securitization and we are a leading manager of aircraft securitization vehicles. We use our existing aircraft management infrastructure to provide aircraft management services at limited incremental cost to us. The management of aircraft for third parties also provides us with a more diverse portfolio of aircraft to market to our airline customers.

        Experienced Management Team.    Our management team, with an average of 17 years' experience in the aviation industry, has extensive expertise in aircraft and engine leasing, trading, MRO, technical management, financing and risk management across a broad range of aircraft and industry economic cycles.

        Despite these competitive strengths, we face significant risks that could adversely affect our financial results and growth prospects, including risks related to our ability to profitably re-lease our aircraft, interest rates, supply and demand cycles in the aviation industry, the financial strength of our lessees, emerging market conditions, our integration of AeroTurbine, a decline in the value of our assets and competition. See "Risk Factors".

Our Business Strategy

        We intend to pursue the following business strategies:

        Leverage Our Ability to Manage Aircraft and Engines Profitably throughout their Lifecycle.    We intend to continue to leverage our integrated business model by selectively:

  •
  purchasing aircraft and engines directly from manufacturers;

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  taking advantage of price incentives offered by sellers for the purchase of entire portfolios of aircraft and engines of varying ages and types;

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  using our global customer relationships to obtain favorable lease terms and reduce time off-lease;

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  selling select aircraft and engines;

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  disassembling older airframes and engines for sale of their component parts; and

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  providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

        Our ability to profitably manage aircraft throughout their lifecycle depends in part on our successful integration of AeroTurbine, which we acquired in April 2006, our ability to successfully lease aircraft and engines at profitable rates and our ability to source acquisition opportunities of new and used aircraft at favorable prices.

        Expand Our Aircraft and Engine Portfolio.    We intend to grow our portfolio of aircraft and engines through portfolio purchases, new aircraft purchases, airline refleetings, and other opportunistic aircraft and engine purchases. We will rely on our experienced team of aircraft and engine market professionals to identify and purchase assets we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we will continue to rebalance our aircraft and engine portfolios through acquisitions, sales and selective disassemblies to maintain the appropriate mix of aviation assets to meet our customers' needs.

        Focus on High Growth Markets.    Although we maintain a geographically diverse portfolio, we focus on high growth airline markets such as the Asia/Pacific market. In May 2006, we entered into a joint venture with China Aviation Supplies Import & Export Group Corporation, a state-owned aviation service engaged in the import and export of civil aviation products and the leasing and maintenance of aircraft, engines and aviation parts. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region.

        Enter into Joint Ventures to Obtain Economies of Scale.    We intend to continue to leverage our leading market position, extensive knowledge of the aircraft and engine leasing markets and aircraft and engine management capabilities by entering into joint ventures that increase our purchasing power and our ability to obtain price discounts on large aircraft orders. For example, by recently structuring a large aircraft purchase from Airbus through a 50% owned consolidated joint venture, we were able to increase the number of aircraft we ordered from 35 to 70 and obtained significantly more favorable terms than would otherwise have been available to us. We expect to generate fees from our joint ventures by providing them with aircraft management services.

        Obtain Maintenance Cost Savings.    We intend to lower our aircraft and engine maintenance costs by using aircraft and engine parts we obtain from the selective disassembly of acquired and existing airframes and engines. We intend to achieve further maintenance cost savings by using our FAA and EASA certified repair station to perform a variety of value-added MRO services on our aircraft and engines that would otherwise be outsourced at significantly higher costs.

        Acquire Complementary Businesses.    We intend to selectively pursue acquisitions that we believe will enhance our ability to manage aircraft and engines profitably throughout their lifecycle. The synergies, economies of scale and operating efficiencies we expect to derive from our acquisitions will allow us to strengthen our competitive advantages and diversify our sources of revenue.

Aircraft

  Overview

        We operate our aircraft business on a global basis. As of September 30, 2006, we owned and managed 219 aircraft. We owned 101 aircraft in our aircraft business, managed 110 aircraft and had an additional eight aircraft which we intend to disassemble for the sale of their parts or sell at the end of their leases. As of September 30, 2006, we leased these aircraft to 84 commercial airline and cargo operator customers in 45 countries. In addition, as of September 30, 2006, we had 79 new narrowbody aircraft on order, including nine directly and 70 through our consolidated joint venture, AerVenture, had entered into purchase contracts for 17 aircraft with GATX and had executed letters of intent for the purchase of nine additional aircraft.

        Over the life of the aircraft, we seek to increase the returns on our investments by managing our aircraft's lease rates, time off-lease, financing costs and maintenance costs, and by carefully timing their sale or disassembly. We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase their aircraft, many airlines operate their aircraft under operating leases because operating leases reduce their capital requirements and costs and allow them to manage their fleet more efficiently. Over the past 20 years, the world's airlines have increasingly turned to operating leases to meet their aircraft needs. According to SH&E, approximately 30% of the global aircraft fleet is currently operated under operating leases and SH&E forecasts that 40% of the global aircraft fleet will be operated under operating leases by 2020. For a more detailed discussion of trends in the aviation industry, see "Aircraft, Engine and Aviation Parts Industry—Aircraft Leasing Industry" above.

        Our contract lease terms generally range from 12 months to 120 months. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while, in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking re-delivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms than the original lease.

        Upon expiration of an operating lease, we extend the lease term, take redelivery of the aircraft, remarket and re-lease it to new lessees, sell the aircraft, or transfer the aircraft to our disassembly business for sale of its parts. Typically, we re-lease our leased aircraft well in advance of the expiration of the then current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

        Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us. We successfully executed 396 aircraft transactions between January 1, 2003 and September 30, 2006.

        The following tables set forth information regarding the aircraft transactions we have executed between January 1, 2003 and September 30, 2006, the number of initial leases and re-leases we entered into, the number of leases we extended, the number of leases we restructured, the number of aircraft we purchased and the number of aircraft we sold. The trends shown in the table reflect the execution of the various elements of our leasing strategy for our owned and managed portfolio, as described further below.

	Owned Aircraft
Activity	2003		2004	2005	Nine months ended September 30, 2006	Total/ Average
New leases	2		5	11	9	27
Re-leases	10		28	9	12	59
Extensions of lease contracts	1		7	28	10	46
Average lease term for new leases (months)(1)	60.0		61.2	68.7	108.0	79.8
Average lease term for re-leases (months)(1)	30.8		38.1	50.6	56.7	42.6
Average lease term for lease extensions (months)(2)	2.0	(4)	24.9	23.0	22.0	22.6
Leases restructurings	23		9	6	1	39
Aircraft purchases	6		9	6	13	34
Aircraft sales	5	(5)	9	21	15	50
Average aircraft utilization rates(3)	97.6%		99.3%	99.1%	99.2%	98.8%

(1)
Average lease term of new leases and re-leases contracted during the period. The average lease term for new leases and re-leases is calculated by reference to the period between the date of contractual delivery to the date of contractual redelivery of the aircraft.

(2)
Average lease term for aircraft extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new expiration date.

(3)
Our utilization rate for aircraft is calculated based on the average number of months the aircraft are on lease each year. The utilization rate is weighted proportionate to the net book value of the aircraft at the end of the period measured.

(4)
In 2003, we extended only one lease on a short-term basis.

(5)
Excludes aircraft owned by AerCo which was deconsolidated on March 31, 2003.

	Managed Aircraft
Activity	2003	2004	2005	Nine months ended September 30, 2006	Total/ Average
New leases	—	1	—	—	1
Re-leases	21	19	23	4	67
Extensions of lease contracts	7	10	21	7	45
Average lease term for new leases (months)(1)	—	72.0	—	—	72.0
Average lease term for re-leases (months)(1)	35.1	47.3	36.4	49.5	39.9
Average lease term for lease extensions (months)(2)	17.3	20.2	30.7	21.2	24.8
Leases restructurings	8	1	1	1	11
Aircraft purchases	—	—	1	—	1
Aircraft sales	—	—	9	7	16

(1)
Average lease term of new leases and re-leases contracted during the period. The average lease term for new leases and re-leases is calculated by reference to the period between the date of contractual delivery to the date of contractual redelivery of the aircraft.

(2)
Average lease term for aircraft lease extensions contracted during the period. The average lease term for lease extensions is calculated by reference to the period between the date of the original expiration of the lease and the new expiration date.

        The tables above illustrate how we have implemented our leasing strategies in response to changing trends in the aircraft leasing market. For example, in 2004 in response to changing market conditions, several airlines reduced their excess capacity by not renewing their aircraft operating leases. We were able to lessen the effects of the low number of lease extensions by identifying airlines that were increasing their capacity, including low cost carriers, and re-leasing our aircraft to those airlines. In addition, since aircraft lease rates were relatively low in 2003, we shortened the terms of our leases to position our portfolio to take advantage of an expected upturn in the aircraft leasing market which would result in higher lease rates in the future. In contrast, in 2005, as the commercial airline sector strengthened, we lengthened the terms of our owned aircraft leases to lock-in the generally higher lease rates prevailing in the market at the time. Leases of new aircraft generally have longer terms than used aircraft which are re-leased. The average lease term for new leases increased significantly in the nine months ended September 30, 2006 due to the fact that we contracted to lease six aircraft from our order book to one customer, each for nine years. We have experienced a lower level of lease extension activity in 2006 as we had fewer aircraft requiring remarketing because of the high number of aircraft we leased in 2005 that were scheduled to come off lease in 2006 and 2007. For our managed aircraft, the average term of the extensions decreased in the nine months ended September 30, 2006 mainly due to two short extensions for Fokker aircraft.

        Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance records, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We also typically perform on-site credit reviews for new lessees which typically includes extensive discussions with the prospective lessee's management before we enter into a new lease. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

        We require our aircraft lessees to provide us with security deposits in order to protect the value of our assets. We require all of our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified condition at the expiration of the lease. The size of the security deposit is typically equal to two months' rent.

        All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. As of September 30, 2006, 37 of our owned aircraft leases provided for the payment of supplemental maintenance rent. Whether a lessee pays supplemental maintenance rent or not, we typically agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have typically received compensation from prior lessees.

        In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery, and we compensate the lessee to the extent the aircraft is returned in a better condition than required upon redelivery. All of our leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee, and specific provisions regarding the required condition of the aircraft upon its redelivery.

        Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with either the FAA, EASA or their foreign equivalent standards.

        During the term of our leases, some of our lessees have experienced financial difficulties resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease's terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and in those cases, we have typically exported the aircraft from the lessee's jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee's cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft. Since our inception in 1995, we have repossessed 40 aircraft under defaulted leases with 16 different lessees in 13 jurisdictions.

  Aircraft Portfolio and Existing Lessees

        Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular concentration of Airbus A320 family. As of September 30, 2006, we owned and managed 219 aircraft. We owned 101 aircraft, managed 110 aircraft and had an additional eight aircraft, which we intend to disassemble for the sale of their parts or sell at the end of their leases. Of the 219 aircraft, 182 were on operating lease, which does not include the eight aircraft we intend to disassemble or sell, and 29 were off-lease (two owned and 27 managed). Of the 29 aircraft off lease, five were subject to our regular remarketing efforts. With respect to the other 24 aircraft (all Fairchild Dornier 328s), we have been instructed by the client to market the aircraft for sale, rather than seek to re-lease them. As of September 30, 2006, we leased the 182 aircraft on operating leases to 84 commercial airline and cargo operator customers in 45 countries. The weighted average age of our 101 owned aircraft was 6.5 years as of September 30, 2006. We believe that we own one of the youngest aircraft fleets in the world.

        The following table provides details regarding our aircraft portfolio by type of aircraft as of September 30, 2006.

	Owned portfolio			Managed portfolio
Aircraft type	Number of aircraft owned		Percentage of total net book value	Number of aircraft	Number of aircraft on order		Number of aircraft under purchase contract	Total owned, managed and ordered aircraft
Airbus A300	2		2.8%	—	—		—	2
Airbus A319	7		8.8%	—	26	(2)	1	34
Airbus A320	30		31.0%	12	51	(3)	13	106
Airbus A321	21		27.0%	1	2	(4)	—	24
Airbus A330	10		18.0%	1	—		—	11
Airbus A340	1		1.5%	2	—		—	3
Boeing 737	11		5.8%	30	—		3	44
Boeing 767	—		—	2	—		—	2
Boeing 757	2		1.8%	3	—		—	5
DHC Dash 8	1		—	—	—		—	1
Fokker 100	14		1.6%	5	—		—	19
Fokker 70	—		—	2	—		—	2
MD-11 Freighter	1		1.5%	1	—		—	2
MD-83	1		0.2%	9	—		—	10
MD 82	—		—	11	—		—	11
Fairchild Dornier 328	—		—	30	—		—	30
DC8-71F	—		—	1	—		—	1

Total	101	(1)	100.0%	110	79		17	307

(1)
Excludes eight aircraft, which we intend to disassemble or sell when their leases expire, consisting of three DC-9, one DC-8, one Boeing 767, two Boeing 757 and one A320 aircraft.

(2)
Includes three A319 aircraft on order by us and 23 A319 aircraft on order by AerVenture.

(3)
Includes four A320 aircraft on order by us and 47 A320 aircraft on order by AerVenture.

(4)
On order by us.

  Aircraft on Order or Subject to Letters of Intent.

        We have a large number of new aircraft on order, either directly or indirectly through our consolidated joint venture, AerVenture, and have signed letters of intent for the purchase of a significant number of additional aircraft.

        Aircraft on Order.    In 1999, we signed an aircraft purchase order with Airbus for the purchase of 32 new A320 family aircraft. As of September 30, 2006, nine aircraft remained to be delivered under the agreement. The remaining aircraft consist of three A319 aircraft, four A320 aircraft and two A321 aircraft. All of these aircraft are schedule to be delivered before the end of 2007.

        In January 2006, our consolidated joint venture, AerVenture, placed an order with Airbus for the purchase of 70 new A320 family aircraft. As of September 30, 2006, all of the aircraft remained to be delivered under the 2005 agreement. The AerVenture aircraft consist of 23 A319 aircraft and 47 A320 aircraft. The initial delivery schedule for the AerVenture aircraft includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

        In August 2006, we entered into agreements with GATX to purchase 22 used aircraft consisting of one A319 aircraft, 13 A320 aircraft, four Boeing 737 aircraft and four Boeing 757 aircraft. As of September 30, 2006, five of these aircraft have been delivered.

        The following table sets forth the aircraft type, existing lessees and the jurisdiction of the lessee for each of the aircraft under purchase contract with GATX and remaining to be delivered as of September 30, 2006.

Aircraft type	Lessee	Operating jurisdiction of lessee
Airbus A320	TAM Linhas Aéreas S.A.	Brazil
Airbus A320	TAM Linhas Aéreas S.A.	Brazil
Airbus A320	TAM Linhas Aéreas S.A.	Brazil
Airbus A320	TAM Linhas Aéreas S.A.	Brazil
Airbus A320	TAM Linhas Aéreas S.A.	Brazil
Airbus A320	TAM Linhas Aéreas S.A.	Brazil
Airbus A320	Free Bird Airlines(1)	Turkey
Airbus A320	Société Air France	France
Airbus A320	Société Air France	France
Airbus A320	Azerbaijan Hava Yollari	Azerbaijan
Airbus A320	Gulf Air Co. G.S.C.	Kingdom of Bahrain
Airbus A320	Thomas Cook Airlines Belgium N.V.	Belgium
Airbus A320	Thomas Cook Airlines Belgium N.V.	Belgium
Boeing 737-300	Southwest Airlines Co.	United States of America
Boeing 737-300	Southwest Airlines Co.	United States of America
Boeing 737-300	PT Perusahaan Penerbangan Garuda Indonesia	Indonesia
Airbus A319	Compañía Mexicana de Aviación, S.A. de C.V.	Mexico

(1)
Commercial name for Hurkus Havayolu Tasimacilik ve Ticaret Anonim Sirketi.

        The weighted average age of the 17 aircraft under purchase contracts set forth in the table above is 13.5 years

        Aircraft Subject to Letters of Intent.    In July 2006, we entered into a letter of intent with GATX to purchase five additional A320 aircraft.

        In August 2006, we entered into a letter of intent to sell two Fokker 100 aircraft to an airline. In October 2006, we entered into letters of intent for the purchase of one Boeing 757 freighter aircraft and the sale of two Fokker 100 and two Boeing 757 aircraft. In addition, we have executed letters of intent to purchase four other A320 aircraft as of September 30, 2006.

        On October 17, 2006, we signed a letter of intent to acquire 20 new A330-200 widebody aircraft from Airbus. Our board of directors has approved the purchase and the letter of intent provides that, subject to limited exceptions, we and Airbus must agree upon final purchase documentation by November 30, 2006. We have made a non-refundable $10 million deposit with Airbus which Airbus is entitled to retain if we do not enter into final purchase documentation by such date. Ten of the A330-200 aircraft covered by the letter of intent would be delivered in 2009 and ten would be delivered in 2010. On the basis of base value appraisals cited to us by an aircraft valuation consultant, we believe the approximate current appraised base value for a single A330-200 aircraft manufactured in 2006 is approximately $95 million. The aircraft covered by the letter of intent would be manufactured at a later date. However, in the event we enter into definite purchase documentation, we expect the per aircraft purchase price for our 20 aircraft order will be at a discount to this amount.

        On October 18, 2006, we signed a letter of intent with International Lease Finance Corporation, or ILFC, to acquire six used aircraft, each of which is on lease to an airline, for an aggregate purchase price of approximately $150 million. The purchase would include two Boeing 737-400, one Boeing 737-700 and two Boeing 737-800 narrowbody aircraft and one 767-300ER widebody aircraft. We have made a refundable $1.5 million deposit with ILFC which ILFC will return to us if we do not enter into final purchase documentation. The purchase is subject to certain conditions, including the approval of our board of directors and our inspection of the aircraft and related documentation. If we enter into final purchase documentation, we expect deliveries to occur before January 31, 2007.

        The table below summarizes our currently outstanding letters of intent to purchase and sell new and used aircraft. Although we expect to be able in each case to negotiate final purchase documentation with respect to our letters of intent, there can be no assurance that we will be able to do so and therefore these purchases and sales may not in fact occur. In the event we enter into final purchase documentation with respect to all or a large portion of our aircraft subject to purchase letters of intent, we would have significantly increased financial commitments. We would expect to meet such commitments through a combination of our current cash and cash equivalent balances, cash flows from operations, existing committed financings and additional financings that we would need to secure in the future.

Letters of Intent

Aircraft type	Number of aircraft	New/Used
Purchases
Airbus A320	9	Used
Airbus A330	20	New
Boeing 737	5	Used
Boeing 757	1	Used
Boeing 767	1	Used

Total	36

Sales
Boeing 757	2	Used
Fokker 100	4	Used

Total	6

  Lessees

        The following table provides information regarding our owned aircraft portfolio by lessee for the year ended December 31, 2005.

Lessee	Percentage of 2005 lease revenue
Thai Airways International Public Co., Ltd.	7.6%
Tombo Capital Corporation	5.5%
Wizz Air Hungary Ltd.	5.5%
My Travel Airways PLC	5.4%
Korean Air Lease & Finance Co., Ltd.	4.6%
Asiana Airlines Inc.	4.5%
Indian Airlines Ltd.	4.1%
Gemini Air Cargo Inc.	3.9%
British Midland Airways Ltd.	3.8%
Air Canada	3.6%
Société Air France	3.3%
Sri Lankan Airlines Ltd.	3.0%
China Northwest Airlines	3.0%
Kingfisher Airlines Ltd.	2.8%
British Mediterranean Airways Ltd.	2.7%
Bangkok Airways Co.	2.7%
SN Brussels(1)	2.7%
America West Airlines	2.5%
British West Indies Airways	2.4%
Islandsflug HF	2.3%
EU Jetops Ltd.	2.3%
TWA Airlines LLC	2.0%
Other(2)	19.8%

Total	100.0%

(1)
Commercial name for Delta Air Transport N.V./S.A.

(2)
No other lessee accounted for more than 2.0% of our lease revenue in 2005.

        We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market.

        The following table sets forth the percentage of our owned aircraft leased to airlines in the countries with the highest lease concentrations for the year ended December 31, 2005.

Country	Percentage of 2005 lease revenue
United Kingdom	13.2%
United States of America	11.3%
Thailand	10.3%
Republic of Korea	9.0%
India	6.9%
Hungary	5.5%
Japan	5.5%
France	4.5%
People's Republic of China	3.6%
Canada	3.6%
Sri Lanka	3.0%
Belgium	2.7%
British Virgin Islands	2.4%
Iceland	2.3%
Republic of Ireland	2.3%
El Salvador	2.0%
Jamaica	1.5%
Malaysia	1.3%
Indonesia	1.2%
Colombia	1.2%
Slovak Republic	1.1%
Other(1)	5.6%

Total	100%

(1)
No other country accounted for more than 1.0% of our lease revenue in 2005.

        For information regarding the commercial aviation industry generally and the markets our customers serve, see "Aircraft, Engine and Aviation Parts Industry".

        As of September 30, 2006, leases representing approximately 58.0% of our lease revenues in 2005 were scheduled to expire before December 31, 2009. As of September 30, 2006, our 99 owned aircraft which are on lease (excluding the eight aircraft that we intend to disassemble or sell at the end of their leases) had an average remaining lease period per aircraft of 32 months.

The following table sets forth as of September 30, 2006 the number of leases that were scheduled to expire between September 30, 2006 and December 31, 2015 as a percentage of our 2005 lease revenue.

Year	Percentage of 2005 lease revenue(1)	Number of aircraft with leases expiring
2006(2)	3.5%	5
2007	14.4%	19
2008	15.7%	18
2009	24.4%	26
2010	8.9%	11
2011	7.7%	9
2012	3.9%	10
2013	—	—
2014	—	—
2015	2.2%	1

Total		99	(3)

(1)
The percentage of lease revenue reflected in the table above does not sum to 100% because it does not include lease revenue from our owned aircraft that were sold in 2005 and the nine months ended September 30, 2006 (13.3%), lease revenue from our two aircraft that were off lease as of September 30, 2006 (1.4%) and lease revenue from our managed aircraft that were subject to our lease-in and lease-out transactions in 2005 (4.6%).

(2)
Represents the three months ended December 31, 2006.

(3)
On September 30, 2006, we had two aircraft off lease. We have excluded eight aircraft which we intend to disassemble for the sale of their parts or otherwise sell at the end of their leases.

  Aircraft Trading

        From January 1, 2003 to September 30, 2006, we purchased 35 aircraft and sold 66 aircraft. In addition, we have negotiated and entered into contracts to purchase an additional 79 new aircraft, nine directly and 70 through a joint venture, entered into purchase contracts to purchase 17 aircraft from GATX and have executed letters of intent to purchase an additional nine aircraft. In addition, on October 17, 2006, we signed a letter of intent with Airbus to purchase 20 new A330-200 widebody aircraft. By selling our subordinated interests in securitization vehicles, we also disposed of two large portfolios of aircraft totalling 272 aircraft. We have an asset trading team of 19 professionals who are dedicated to sourcing, analyzing and executing aircraft and engine acquisition and disposition opportunities.

        Due to the AeroTurbine Acquisition and our large order book of aircraft, we believe that we are well positioned to take advantage of trading opportunities and expand our aircraft portfolio. We believe that our global network of strong relationships with airlines, aircraft manufacturers, MRO service providers and commercial and financial institutions gives us a competitive advantage in sourcing and executing transactions.

        We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors, other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from other investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in two ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, and by purchasing portfolios consisting of aircraft of varying types and ages. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand and or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

        Our dedicated, full-time portfolio management and trading group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft's price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and credit worthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft's redeployment potential and values, among other factors.

        Our revolving credit facilities are designed to allow us to rapidly execute our trading strategies by providing us with large-scale committed funding to acquire new and used aircraft, engines and parts. As of September 30, 2006, we had $872.0 million of committed undrawn credit facilities that allow us to purchase aircraft of up to 15 years of age and $126.9 million of committed undrawn credit facilities that allow us to purchase a broad variety of aircraft types of any age.

  Joint Ventures

        We expect to conduct an increasing portion of our business in the future through joint ventures. Entering into joint venture arrangements allows us to:

  •
  order new aircraft and engines in larger quantities to increase our buying power and economic leverage;

  •
  increase the diversity of our portfolio;

  •
  obtain stable servicing revenues; and

  •
  diversify our exposure to the economic risks related to aircraft and engine purchases.

        AerVenture.    In December 2005, we established AerVenture. In January 2006, LoadAir, an investment and construction company based in Kuwait City, purchased a 50% equity interest in AerVenture. We have invested $25.0 million in AerVenture and LoadAir has invested $25.0 million in AerVenture. We have each agreed to make additional equity contributions of up to $90.0 million. We consolidate AerVenture's financial results in our financial statements. We have developed AerVenture as a joint venture because this structure allows us to leverage our buying power to achieve more favorable aircraft acquisition terms. We have entered into exclusive agreements to provide management and marketing services to AerVenture in return for aircraft management fees and specified incentive fees which are tied to the profitability of AerVenture. Payments under these agreements will not provide any additional revenues as a result of consolidation. These agreements may be terminated by AerVenture in 2014.

        In January 2006, AerVenture placed an order with Airbus for up to 70 new A320 family aircraft which will be delivered between 2007 and 2010. AerVenture has signed a term sheet for a credit facility for a total amount of $163.3 million that will finance the pre-delivery payments on the first 30 aircraft to be delivered. Upon delivery of the aircraft, AerVenture will be required to arrange financing to cover the entire purchase price, including refinancing the predelivery payments, which is not covered by the joint venture's equity contributions. The initial delivery schedule includes 12 aircraft to be delivered before the end of 2008 and 58 aircraft to be delivered before the end of 2010.

        AerDragon.    In May 2006, we signed a joint venture agreement with China Aviation Supplies Import & Export Group Corporation and affiliates of Calyon establishing AerDragon. AerDragon consists of two companies, Dragon Aviation Leasing Company limited, based in Beijing with a registered capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with a registered capital of $50.0 million. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We will act as the exclusive aircraft manager for the joint venture. This contract may be terminated upon the earlier to occur of either July 1, 2009, or the occurrence of specified events, such as AerDragon developing the expertise to manage its own aircraft. One of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with Chinese airlines. This joint venture enhances our presence in the increasingly important China market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region.

        Annabel and Bella.    In 2005, we signed a joint venture agreement with Deucalion Capital Limited to form the Annabel joint venture in which we hold a 25% equity interest. Annabel purchased a used A340 aircraft in 2005, for $51.3 million. The aircraft is on lease to Sri Lanka Airlines through 2008. In 2006, we signed a joint venture agreement with Deucalion to form the Bella joint venture in which we hold a 50% equity interest. Bella purchased two used Airbus A330-322 aircraft in April 2006 for $72.4 million which are on lease to LTU Lufttransport and Air Madrid until 2009 and 2011. We receive fee income for providing aircraft management services to both Annabel and Bella. We do not consolidate Annabel's financial results in our financial statements but consolidate Bella's financial results in our financial statements. We do not expect these joint ventures to acquire any more aircraft.

        In October 2006, we signed a letter of intent with Airbus to purchase 20 new A330-200 widebody aircraft. As with AerVenture, if we complete these aircraft purchases, we may structure the purchases through a joint venture.

  Recent Developments

        We are in discussions for the potential acquisition of a German business jet operator jointly with another party active in the aviation industry. The company operates corporate aircraft and sells excess flight capacity to third parties. In the event that we proceed with the acquisition, it would expand our customer offerings by providing the capability to offer wet leasing, or the contracting of aircraft, personnel, insurance and maintenance services and provide additional service income, since we will not own the aircraft. We are currently conducting due diligence activities but have not negotiated a letter of intent. In the event that we proceed, we expect to pay for the acquisition from available cash balances. While we have not discussed a purchase price for the potential acquisition with the seller, we anticipate that our initial investment if we consummate the acquisition would range from $5 million to $20 million.

  Relationship with Airbus

        We have a close and longstanding mutually advantageous relationship with Airbus. Our relationship dates back to our formation, when DaimlerChrysler AG (formerly known as Daimler-Benz AG), a principal shareholder of European Aeronautic Defense & Space Company—EADS N.V., an 80% shareholder of Airbus, was one of our founding shareholders. In the last 10 years, we, directly or through our joint ventures, have contracted to purchase over 100 new commercial jet aircraft from Airbus and 24 used aircraft from Airbus. We maintain a wide-ranging dialogue with Airbus seeking mutually beneficial opportunities such as taking delivery of new aircraft on short notice and purchasing used aircraft from airlines seeking to renew their fleet with Airbus aircraft.

  Aircraft Services

        We are one of the aircraft industry's leading providers of aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. As of September 30, 2006, we had aircraft management and administration service contracts with 14 parties covering over 350 aircraft (including the 70 aircraft on order by AerVenture) two of which accounted for 75% of our aircraft services revenue in 2005. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

  •
  remarketing aircraft;

  •
  collecting rental and maintenance payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft;

  •
  conducting ongoing lessee financial performance reviews;

  •
  periodically inspecting the leased aircraft;

  •
  coordinating technical modifications to aircraft to meet new lessee requirements;

  •
  conducting restructurings negotiations in connection with lease defaults;

  •
  repossessing aircraft;

  •
  arranging and monitoring insurance coverage;

  •
  registering and de-registering aircraft;

  •
  arranging for aircraft and aircraft engine valuations; and

  •
  providing market research.

        We charge fees for our aircraft management services based primarily on a mixture of fixed retainer amounts, but we also receive performance-based fees related to the managed aircrafts' lease revenue or sale proceeds, or specific upside sharing arrangements.

        We provide cash management and administrative services to securitization vehicles and joint ventures. As of September 30, 2006, we had five cash management agreements with clients holding an aggregate of 270 aircraft in their portfolios and six administrative agency agreements with clients holding an aggregate of 312 aircraft in their portfolios. Cash management services consist of treasury services such as the financing, refinancing, hedging and on going cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements, and liaising with, in the case of securitization vehicles, the rating agencies.

Engine and Parts

  Overview

        On April 26, 2006, we acquired all of the share capital of AeroTurbine. AeroTurbine was established in 1997 and is engaged in engine trading and leasing and the disassembly of airframes and engines for the sale of their component parts to the global aviation industry. We acquired AeroTurbine to:

  •
  implement our strategy of profitably managing aircraft throughout their lifecycle,

  •
  diversify our investments in aviation assets,

  •
  obtain a more significant presence in the market for older aircraft equipment and

  •
  take advantage of its broad customer base.

        In 2005, AeroTurbine generated revenues of $122.7 million and pro forma net income of $12.4 million reflecting the conversion of AeroTurbine to a taxable entity, which occurred on the date of the AeroTurbine Acquisition.

        To facilitate the integration of AeroTurbine, we have entered into three year employment contracts with key members of its senior management. In addition, our indirect shareholders granted key members of AeroTurbine's senior management indirect equity interests in us, so that they share a vested interest in achieving the successful integration of our aircraft business with AeroTurbine's engine and parts business.

  Engine Trading

        Engine trading is a core part of our engine and parts business. We believe that our market insight and recurring customer relationships have been the key factors underlying our success in this business. We believe that we are the only engine lessor with an engine portfolio valued in excess of $100 million that primarily acquires its engines by purchasing aircraft, removing the engines, redeploying the engines in our lease portfolio and then disassembling the airframe and selling its parts. In addition, we opportunistically acquire engines that require maintenance work and refurbish those engines in our MRO operations. By pursuing these acquisition strategies, we believe we have been able to acquire our engines at attractive prices.

        We purchase engines for which there is high market demand or for which we believe demand will increase in the future. We opportunistically sell and exchange engines when we believe that the realizable value from a sale or exchange will equal or exceed the realizable value that we would expect to receive from leasing or disassembling the engine for the sale of its parts.

        In determining whether to purchase or sell an engine, we assess the value of each engine according to a number of factors, including its hardware composition, airworthiness directive compliance and service bulletin status, life-limited parts thresholds, historical maintenance documentation, performance data and material certifications.

        Our extensive experience buying, selling, leasing, repairing and disassembling engines for their parts has provided us with in-depth trading and management expertise across the most popular commercial product lines manufactured by General Electric, CFM International, Pratt & Whitney, Rolls-Royce and International Aero Engines. We conduct extensive technical and maintenance records due diligence before we purchase each engine. Our experienced team of dedicated acquisition professionals is composed of 80 licensed aircraft and engine mechanics and ten aircraft maintenance record specialists who track and document the maintenance history of each engine that is to be acquired. We are frequently able to correct or reconstruct engine maintenance records, which can lower the maintenance and acquisition cost of our engines and aircraft. Since commencing operations in 1997, AeroTurbine has sold over 300 engines, generating revenues in excess of $230 million.

        We typically finance the purchase of engines with borrowed funds and internally generated cash flows. We have a $171.0 million committed revolving facility which we can use to fund acquisitions of aircraft, engines and aircraft parts. We believe that we are able to react more rapidly to engine acquisition opportunities than most of our competitors because we have substantial committed financing and can often identify, conduct due diligence and close on prospective acquisitions in less than one week. As of September 30, 2006, we had $126.9 million of funds available under our revolving facility.

  Engine Portfolio

        We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of September 30, 2006, we owned 61 engines and had six new engines on order through AerVenture. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of September 30, 2006, 48 of our 61 engines were CFM56 series engines manufactured by CFM International. In August 2006, AerVenture entered into a contract with CFM International to acquire four new spare CFM 56-5B and two new spare CFM 56-7B engines. These engines are scheduled to be delivered over the next 24 months and will be either leased or sold.

        We expect to expand and further diversify our engine portfolio in the future through engine acquisitions and aircraft disassemblies. As our aircraft portfolio ages, and specific aircraft become suitable for disassembly, we intend to disassemble such aircraft and remove high demand engines for addition to our engine portfolio, while the remaining airframes and engines will be disassembled for sale of their component parts.

        We have the ability to perform limited MRO services on CFM56 series engines, which comprise most of the engines in our engine portfolio. As we obtain sufficient numbers of other engine models, we intend to further develop additional in-house MRO capabilities to achieve greater cost advantages.

  Airframe and Engine Disassembly and Parts Sales

        Over time, the combined value of a typical aircraft's parts will eventually exceed the value of the aircraft as a whole operating asset, at which time the aircraft may be retired from service. Traditional aircraft lessors and airlines often retire their aircraft by selling or consigning them to companies that specialize in aircraft and engine disassembly. The AeroTurbine Acquisition has allowed us to incorporate this valuable revenue source into our integrated business model, which is focused on managing aircraft and engines throughout their lifecycle.

        We sell airframe parts primarily to aircraft parts distributors and MRO service providers. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulics and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. We have disassembled 62 aircraft for the sale of their parts and we believe that we were among the first to voluntarily and strategically disassemble Boeing 737-300 and Airbus A320 family aircraft. Our aircraft disassembly operations are focused on the strategic acquisition of aircraft with engines that are among the most sought after in the secondary market.

        We are focused on developing long-term supply relationships with clients that perform MRO services on aircraft and engines. Parts sales allow us to increase the value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use (sale, lease, and/or disassembly for parts sales). In addition, this capability provides us with an additional cost advantage over our non-integrated competitors by providing us with a critical source of low cost replacement engines and parts to support the maintenance of our aircraft and engine portfolios.

        Prior to the acquisition of our Goodyear facility, we outsourced the physical disassembly of our airframes into parts, but sold the airframe parts ourselves.

  Engine Leasing

        Generally, it is uneconomical for aircraft operators with small aircraft fleets to own the quantity of spare engines required to adequately cover their operational requirements. As a result, aircraft operators often lease spare engines when they send out their engines for off-site MRO. Spare engines are generally leased either directly from engine lessors like us, or from the MRO service provider that is repairing the aircraft operator's engine. To meet their clients' needs, MRO service providers often lease engines from engine lessors. We are focused on the short-term engine lease market with a typical lease term of 60 to 180 days. Short-term engine leases tend to have higher lease rates than long-term leases, because lessees require the engines on short notice and are willing to pay a premium for the flexibility of a short-term lease. Engines subject to short-term leases typically spend more time off-lease, while they are released with greater frequency.

        The short-term engine leasing market has also developed in part in response to airlines' need to rapidly place aircraft back in service in the event of an unexpected engine problem. Short-term engine leases provide an alternative to owning spare engines or entering into long-term leases, where the engines can needlessly sit idle for long periods. To meet clients' urgent engine leasing needs, we typically maintain a substantial inventory of ready-to-lease engines in our off lease inventory. We believe that our ability to modify and configure most of our lease portfolio engines is an important competitive advantage, since it can facilitate the rapid installation of our engines onto our customers' aircraft. In addition, we have the capability to provide limited on-site maintenance and repair for most of our leased engines which, in some circumstances, enables us to facilitate the return to service of our customers' grounded aircraft.

        Our engine leasing customer base is comprised of a wide variety of airlines and cargo and charter operators, in addition to MRO service providers, and other aircraft and engine leasing companies. As of September 30, 2006, we had engines on lease to 17 customers located in 13 countries.

        We generally receive a fixed rental payment for our leased engines plus a variable rental payment based on the use of the engine. We typically receive monthly rent for our engines in advance, and additional rent for actual engine operation in arrears to compensate us for the anticipated future maintenance costs of such engines. Our engine lessees generally provide us with a security deposit in the amount of two months rent, in addition to which we receive the first month's rental payment in advance.

        On a few occasions, our engine lessees have experienced financial difficulties, requiring us to terminate or restructure our engine leases with the lessee. Over the past eight years, we have only had to resort to legal action for the repossession of engines with one of our lease customers.

  Airframe MRO Capability

        On August 4, 2006, we leased an aircraft MRO facility located in Goodyear, Arizona and hired 74 of the employees working at the facility. In connection with this lease, we acquired an additional certified repair station which is certified by the FAA and EASA and associated equipment which permits us to perform a variety of MRO services on commercial transport aircraft, including aircraft heavy maintenance, limited powerplant repair to engine and line components, which includes starters, generators, hydraulic pumps, and quick engine changes installation. The Goodyear facility includes a 226,000 square foot hangar with the ability to house up to four widebody aircraft, or eight narrowbody aircraft for the purpose of performing heavy maintenance repairs, aircraft disassemblies and engine changes. The ramp area outside of the hangar can facilitate both short and long term storage of up to 14 aircraft. In addition to the hangar and ramp space, there is a significant storage field capable of storing over 100 aircraft. This transaction was primarily made to reduce our cost of aircraft disassembly and to support the expansion of our airframe parts distribution business.

Financing

        Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access the bank, governmental secured debt, securitization and debt capital markets. We generally do not engage in financing transactions for individual aircraft or engines. In April 2006, we entered into a $1.0 billion revolving credit facility with a syndicate of banks led by UBS to facilitate our growth strategy and the acquisition of aircraft up to 15 years of age. Simultaneously with the AeroTurbine Acquisition and the closing of the UBS facility, we put in place a $171.0 million facility that enables us to acquire eligible aircraft engines and parts of any age. These facilities provide us with large scale committed financing that will allow us to rapidly execute aircraft portfolio purchases.

        Once we obtain sufficient aircraft through our revolving credit facilities, we generally leverage our extensive financing experience and access to the securitization and other long-term debt markets to obtain long-term, lower cost non-recourse financing. Since 1996, we have raised over $18 billion of funding in the global financial markets including over $9 billion of funds through initial issuances and refinancings in the aircraft securitization market. Most recently, in September 2005, we completed a $1.0 billion securitization of 42 aircraft subject to operating leases.

Employees

        The table below provides the number of our employees at each of our geographical locations as of the dates indicated.

Location	December 31, 2003	December 31, 2004	December 31, 2005	September 30, 2006
Amsterdam, The Netherlands	79	80	71	69
Shannon, Ireland	20	23	27	36
Fort Lauderdale, FL	10	10	11	9
Miami, FL(1)	52	99	124	162
Goodyear, AZ(2)	—	—	—	67

Total	161	212	233	343

(1)
Employees located in Miami, Florida are employees of AeroTurbine which we acquired in April 2006.

(2)
On August 4, 2006 we leased an aircraft MRO facility located in Goodyear, Arizona and hired 74 of the employees working at the facility.

        None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. Although by law we are required to have a works council for our operations in The Netherlands, our employees have not elected to organize a works council. A works council is a council composed of employees with the task of promoting our interests and the interests of our employees.

Competition

        The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the market place of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas; however, some of our competitors such as GE Commercial Aviation Service and International Lease Finance Corporation, have significantly larger and more diversified aircraft portfolios and greater access to financing than we do. As of September 2006, GE Commercial Aviation Service and International Lease Finance Corporation together, according to Airclaims Client Aviation System Enquiry Database, represent approximately 45.7% of the operating lease market and 55.7% of the orders from Boeing and Airbus held by operating lessors.

        The engine leasing industry is fragmented and is also highly competitive. The engine leasing industry is generally divided into two principal competitive segments: short-term engine lessors that focus on providing temporary spare engine support while a customer's engine requires off-site MRO (typical 60 to 90 day lease periods) and long-term engine lessors that focus on providing spare or primary engines to operators as an alternative to ownership of the engine by the lessee (typical lease periods of over one year). Though we are much more active in the short-term engine leasing segment, we compete in both lease segments. The engine leasing market is primarily comprised of six major engine leasing companies, including ourselves. We believe we are a strong competitor, particularly in the short-term engine leasing segment, due to our rapid response in-house MRO capabilities; however, some of our competitors such as GE Engine Leasing, Shannon Engine Support, Engine Lease Finance, Pratt & Whitney Engine Leasing LLC, Rolls Royce and Partners Finance and Willis Lease Finance, have significantly larger and more diversified engine portfolios and greater access to financing than we do. We also encounter competition from airlines, financial institutions, engine brokers, consignment agencies and special purpose entities with investment objectives similar to ours.

        The aircraft parts market is generally divided into two principal segments, consisting of (i) airframe parts sales and (ii) engine parts sales specialists. While we compete in both markets with a few large companies, we also separately compete with numerous other parts sales organizations, MRO service providers, original equipment manufacturers, commercial airlines and many smaller competitors primarily in the U.S. and Europe. Additionally, there are numerous small brokers and traders that generally sell from limited inventories and participate in niche markets. Competition in the aircraft and engine parts markets is based on quality, ability to provide a timely and consistent source of materials, ability to provide a multiple range of desirable products, speed of delivery and pricing.

Insurance

        Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for, any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft or engine. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee's policy lapses for any reason. In addition we carry customary insurance for our property and parts inventory, and we also maintain customary product liability insurance covering liabilities arising from our aircraft, engine and aviation parts trading activities. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

Regulation

        While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees' jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries' aviation laws require aircraft and engines to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair.

        In addition, under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Also, to perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we are required to have a license from the Irish regulatory authorities which we have obtained.

        With regard to our MRO activities, we maintain FAA and EASA certifications to conduct limited repair station tasks on engines. These certifications are subject to periodic review, and involve regulatory oversight and audit of the respective personnel and procedures utilized to conduct MRO services to aircraft, engines and components thereof, so as to ensure that our repair station managers and mechanics are properly qualified to perform the work for which we are certified. In addition, our MRO facility is subject to environmental regulation regarding, among other things, the use, storage and disposal of certain hazardous material.

Facilities

        We lease our 30,000 square foot headquarters in Amsterdam, The Netherlands under a six year lease which began January 1, 2004. We also lease a 31,000 square foot facility in Shannon, Ireland where we conduct our aircraft management business. We lease our Shannon facility under a 20 year lease which began January 26, 2000 and have an option to terminate after ten years. In addition, we lease an 8,000 square foot facility in Fort Lauderdale, Florida under a ten year lease which began in February 1999. We believe that our facilities in Amsterdam, Ireland and Fort Lauderdale are sufficient for our operations.

        We have a seven year lease for a 150,000 square foot complex located near the Miami International Airport that we use as an office and warehouse. Our Goodyear facility includes a 226,000 square foot hangar and substantial additional space for aircraft outdoor storage. We have a sublease expiring in February 2007 for this facility and have undertaken with the lessee to seek to enter into a lease directly with the owner of the facility. If we have not entered into a new lease with the lessor of the Goodyear facility by February 2007, the sublessor of the facility has agreed to assign its lease interest to us, provided we meet specified conditions.

Trademarks

        We have registered the "AerCap" name with WIPO International (Madrid) Registry and the Benelux-Merkenbureau. We have made an application to register the "AerCap" name with the United States Patent and Trademark Office. The application is currently pending. We have registered the "AeroTurbine" name with the United States Patent and Trademark Office.

Litigation

        In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operation of our business. Except as disclosed below, we believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

  VASP Litigation

        We leased 13 aircraft and three spare engines to VASP, a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our aircraft. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have pursued this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Court of Justice dismissed our most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006, we appealed this decision to the Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages and since then both we and VASP have appointed experts to assist the court in calculating damages. Our external legal counsel has advised us that even if we lose on the merits, they do not believe that VASP will be able to demonstrate any damages. We continue to actively pursue all courses of action that may be available to us and intend to defend our position vigorously. We are currently pursuing claims for damages in the English Courts against VASP based on the damages we incurred as a result of the default by VASP on its lease obligations. In October 2006, the English Courts approved our motion to serve process upon VASP in Brazil. Our management, based on the advice of external legal counsel, has determined that it is not necessary to make any provisions for this litigation.

  Swedish Tax Dispute

        In 2001, Swedish tax authorities challenged the position we took in tax returns we filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, we made a guaranty payment to the tax authority of $16.8 million in 2003. We appealed the decision of the tax authorities, and, in August 2004, a Swedish Court issued a ruling in our favor which resulted in a tax refund of $19.9 million (which included interest and the effect of foreign exchange movements for the intervening period). In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. We have responded to that appeal. At the moment, it is considered likely that a decision will be forthcoming by the end of 2006. Our management, based on the advice of our tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

INDEBTEDNESS

Export Credit Facility Financings

        General.    In April 2003, we entered into an $840.0 million export credit facility for the financing of up to 20 Airbus A320 aircraft. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies. In January 2006, the export credit facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1.215 billion. The terms of the lending commitment in the export credit facility are such that the export credit agencies only approve funding for aircraft that are due for delivery on a six-months rolling basis and have no obligation to fund deliveries beyond that period. At September 30, 2006, we had financed 16 aircraft under the April 2003 export credit facility, plus one aircraft under prior export credit facilities. We had $589.1 million of loans outstanding under our April 2003 export credit facility and the previous export credit facilities as of September 30, 2006.

        Interest Rate.    Set forth below are the interest rates for our export credit facilities.

	Amount outstanding at September 30, 2006	Interest rate
	(US dollars in thousands)
Floating Rate Tranches:	$99,303	Three-month LIBOR plus 0.12%
	404,136	Three-month LIBOR plus 0.25%
	48,596	Three-month LIBOR plus 0.30%
	12,604	Six-month LIBOR plus 0.80%
Fixed Rate Tranche:	24,467	Average fixed rate of 6.67%

Total:	$589,106

        Maturity Date.    We are obligated to repay principal on the export credit facility over a 12-year term.

        Collateral.    The export credit facilities require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on these aircraft which transfer the risk and rewards of ownership of the aircraft to AerCap. The obligations outstanding under the export credit facilities are secured by, among other things, a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    The export credit facilities contain affirmative covenants customary for secured financings. The facilities also contain net worth financial covenants. In addition, loans under the 2003 export credit facilities contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. A change of control occurs under our April 2003 export credit facility if our shares cease to be listed on The New York Stock Exchange unless, at the time our shares cease to be listed on The New York Stock Exchange, at least 66.66% of our ordinary shares are owned and controlled by one or more shareholders rated at least BBB- by Standard & Poor's Ratings Services and Baa3 or more by Moody's Investors Service, Inc.

Aircraft Lease Securitisation

        General.    On September 15, 2005, we completed an aircraft lease portfolio securitization. Under the terms of the transaction, Aircraft Lease Securitisation issued $1.0 billion of indebtedness in four subclasses of notes to investors and certain equity securities to us. The proceeds of the sale of the notes were used by Aircraft Lease Securitisation to acquire 42 aircraft from us and to pay the expenses relating to the securitization. The proceeds were also used to make payments on certain loans made by us to subsidiaries of Aircraft Lease Securitisation and to fund cash reserves that provide a source of liquidity to pay interest on the notes. The primary source of payments on the notes is lease payments on the aircraft owned by the subsidiaries of Aircraft Lease Securitisation. We consolidated Aircraft Lease Securitisation results with our financial results.

        MBIA Insurance Corporation issued a financial guaranty insurance policy to support the payment of interest when due and principal on the final maturity on two subclasses of notes, the class G-1A and G-2A notes. The class G-1A and G-2A notes are rated Aaa and AAA by Moody's Investors Service and Standard & Poor's Ratings Services, respectively. The class C-1 notes are rated Baa2 and BBB+ by Moody's and Standard & Poor's, respectively, and the class D-1 notes are rated BB+ by Standard & Poor's.

        Liquidity.    Calyon provided a liquidity facility in the amount of $67.0 million, which may be drawn upon to pay expenses of Aircraft Lease Securitisation and its subsidiaries, senior swap payments and interest on the class G-1A and G-2A notes. Aircraft Lease Securitisation and its subsidiaries also maintain up to $10.0 million of cash reserves to provide a source of liquidity to pay interest on the class C-1 notes (or any subclass of class C notes that Aircraft Lease Securitisation may issue in the future) and up to $5.0 million of cash reserves to provide a source of liquidity to pay interest on the class D-1 notes (or any subclass of class D notes that Aircraft Lease Securitisation may issue in the future).

        Interest Rate.    Set forth below are the interest rates for our classes of notes.

	Amount outstanding at September 30, 2006	Interest rate
	(US dollars in thousands)
G1-A notes	$690,490	One-month LIBOR plus 0.40%
G-2A notes	95,023	One-month LIBOR plus 0.45%
C-1 notes	66,417	One-month LIBOR plus 3.75%
D-1 notes	44,227	One-month LIBOR plus 6.50%

Total	$896,157

        Aircraft Management Services.    We provide lease and aircraft management and re-leasing and remarketing services for Aircraft Lease Securitisation's aircraft for which we receive a retainer fee of 0.212% per year of the initial appraised value of the aircraft, which was $1.4 billion, a monthly fee equal to 1.0% of the aggregate rent actually paid each month, and a sales based incentive fee of 1.25% of the specified target sales prices for the sale or insured loss of an aircraft. The target sales price for an aircraft is 90% of the appraised value of the aircraft, which is adjusted annually. We also provide insurance services for which we receive an annual fee of $50,000 and administrative services for which we receive a monthly fee of $1,380 for each aircraft, subject to annual adjustments for inflation and a minimum of $0.2 million per year.

        We may be terminated as manager and administrative agent by Aircraft Lease Securitisation or MBIA Insurance Corporation if we default on our obligations as manager or administrative agent or become insolvent. In addition, we may be terminated as manager if:

  •
  at the time of an event of default under the trust indenture for the securitization, at least 12 aircraft are not subject to leases and have been off-lease and reasonably available for re-lease for the previous three months,

  •
  an event of default arises under the trust indenture as a result of our failure as manager to perform certain covenants in the trust indenture and the failure affects more than 10% of the

    Aircraft Lease Securitisation aircraft (based on the most recent appraised value of the aircraft at that time), or

  •
  we, as manager, cease to be actively involved in the aircraft advisory and management business.

  We, as manager, may not be removed or resign prior to the expiration of the servicing agreement unless a replacement manager has been appointed.

        Payment Terms.    The interest and principal payments on the notes are due on a monthly basis. The scheduled payments of principal have been calculated such that the principal balance of the notes will be equal to a certain scheduled percentage, different for each subclass of notes, of the appraised value of the aircraft, as such appraised value is decreased over time by an assumed amount of depreciation. On the first payment date, the scheduled percentage was 54.1361% for the class G-1A notes, which decreases gradually to 0.0% in August 2016. On the first payment date, the scheduled percentage was 6.9394% for the class G-2A notes and 4.8570% for the class C-1 notes, which in each case decreases a total of approximately one percent until September 2020, and will become 0.0% beginning in October 2020. On the first payment date, the scheduled percentage was 3.1357% for the class D-1 notes, which increases gradually to 3.3890% in September 2007 and will remain that percentage until October 2020, when the scheduled percentage will become 0.0%.

        Aircraft Lease Securitisation may voluntarily redeem any subclass of the notes at a price that equals the outstanding principal balance of the applicable notes multiplied by a scheduled percentage. On the closing date of the securitization, the scheduled percentage was 101% for the class G-1A and G-2A notes, 103% for the class C-1 notes and 105% for the class D-1 notes, and each percentage decreases gradually until September 15, 2008. On that date, the redemption price of the notes will equal the outstanding principal balance of the notes. In addition, Aircraft Lease Securitisation must pay any accrued but unpaid interest on the notes and any premium due to MBIA Insurance Corporation upon redemption of the notes. Aircraft Lease Securitisation may redeem the notes in whole or in part, provided that if a default notice has been given under the trust indenture or the maturity of any notes has been accelerated then Aircraft Lease Securitisation may only redeem the notes in whole.

        Maturity Date.    The final maturity date of the notes will be September 9, 2030.

        Collateral.    The property of Aircraft Lease Securitisation includes the rights under the financial guaranty insurance policy. The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Aircraft Lease Securitisation, as well as by the interests of Aircraft Lease Securitisation's subsidiaries' interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the Aircraft Lease Securitisation aircraft will be placed in a collection account and paid out according to a priority of payments.

UBS Revolving Credit Facility

        General.    On April 26, 2006, our consolidated subsidiary, AerFunding 1 Limited entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. The revolving loans under the UBS revolving credit facility are divided into three classes: class A loans, which have a maximum advance limit of $715.0 million, class B loans, which have a maximum advance limit of $180.0 million, and class C loans, which have a maximum advance limit of $105.0 million. As of September 30, 2006, we had $128.0 million of loans outstanding under the UBS revolving credit facility. Borrowings under the UBS revolving credit facility can be used to finance between 72% and 84% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 85% and 86% of the lower of the purchase price and the appraised value of the acquired aircraft. In addition, value enhancing expenditures and required liquidity reserves are also funded by the lenders. All borrowings under the UBS revolving credit facility are subject to the satisfaction of customary conditions and restrictions on the purchase of aircraft that would result in our portfolio becoming too highly concentrated, with regard to both aircraft type and geographical location. Notwithstanding these restrictions, we believe that the UBS revolving credit facility provides us with significant flexibility to purchase and finance aircraft.

        Interest Rate.    Borrowings under the UBS revolving credit facility bear interest (a) in the case of class A loans, based on the eurodollar rate plus the class A applicable margin, (b) in the case of class B loans, based on the eurodollar rate plus the class B applicable margin or (c) in the case of class C loans, based on the eurodollar rate plus the class C applicable margin. The following table sets forth the applicable margin for the three classes of the UBS revolving credit facility during the periods specified:

	Class A	Class B	Class C
Borrowing period(1)	1.75%	4.25%	6.00%
First 180 days following conversion	2.50%	5.00%	6.75%
From 181 days to 360 days following conversion	3.00%	5.50%	7.25%
From 361 days to 450 days following conversion	3.25%	5.75%	7.50%
From 450 days to 541 days following conversion	3.50%	6.00%	7.75%
Thereafter	3.75%	6.25%	8.00%

(1)
The borrowing period is two years after which the loan converts to a term loan.

        Additionally, we are subject to (a) a 0.22% fee on any unused portion of the unused class A loan commitment (b) a 0.37% fee on any unused portion of the unused class B loan commitment and (c) a 0.50% fee on any unused portion of the unused class C loan commitment.

        Payment Terms.    Interest on the loans is due on a monthly basis. Principal on the loans amortizes on a monthly basis to the extent funds are available. All outstanding principal not paid during the term is due on the maturity date.

        Prepayment.    Advances under the UBS revolving credit facility may be prepaid without penalty upon notice, subject to certain conditions. Mandatory partial prepayments of borrowings under the UBS revolving credit facility are required:

  •
  upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from the UBS revolving credit facility;

  •
  upon the occurrence of an event of loss with respect to an aircraft or aircraft engine financed with proceeds from the UBS revolving credit facility from the proceeds of insurance claims; and

  •
  upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from the UBS revolving credit facility.

        Maturity Date.    The maturity date of the UBS revolving credit facility is April 26, 2012.

        Cash Reserve.    AerFunding is required to maintain up to (a) 6.0% of the borrowing value of the aircraft in reserve for the benefit of the class A and B lenders and (b) 0.40% of the borrowing value of the aircraft in reserve for the benefit of the class C lenders. Amounts held in reserve for the benefit of the class A and B lenders are available to the extent there are insufficient funds to pay required expenses, hedge payments or principal of or interest on the class A and B loans on any payment date. Amounts held in reserve for the benefit of the class C lenders are available to the extent there are insufficient funds to pay principal of and interest on the class C loans on any payment date. The amounts on reserve are funded by the lenders.

        Collateral.    Borrowings under the UBS revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets.

        Certain Covenants.    The UBS revolving credit facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of AerFunding and its subsidiaries to:

  •
  sell assets;

  •
  incur additional indebtedness;

  •
  create liens on assets, including assets financed with proceeds from the UBS revolving credit facility;

  •
  make investments, loans, guarantees or advances;

  •
  declare any dividends or other asset distributions other than to distribute funds paid to us out of the flow of funds under the UBS revolving credit facility;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  change the business conducted by the borrowers and their respective subsidiaries;

  •
  make specified capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from the UBS revolving credit facility;

  •
  own, operate or lease assets financed with proceeds from the UBS revolving credit facility; and

  •
  enter into a securitization transaction involving assets financed with proceeds from the UBS revolving credit facility unless certain conditions are met.

AeroTurbine Calyon Loans and Facility

        General.    On April 26, 2006, our wholly-owned subsidiary, AeroTurbine, entered into a senior secured term loan and a revolving credit facility with Calyon and certain other financial institutions identified therein. The senior secured term loan provided for a term loan of up to $160.0 million and the revolving credit facility provided for revolving loans of up to $171.0 million. Concurrently with these loans, AeroTurbine entered into a junior term loan with Calyon and certain other financial institutions that provided for a term loan in the amount of up to $15.0 million. As of September 30, 2006, AeroTurbine had $215.9 million outstanding under the Calyon loans and facility. We intend to repay a portion of the outstanding amounts owed under the senior secured term loan and the junior subordinated loan with the proceeds from the sale or ordinary shares by us in this offering.

        Interest Rate.    Set forth below are the interest rates for the Calyon loans and facility.

	Amount outstanding at September 30, 2006	Interest rate
	(US dollars in thousands)
Tranche A	$156,800	Three-month LIBOR plus 2.75%
Tranche B	15,000	Three-month LIBOR plus 5.50%
Revolver	44,115	Three-month LIBOR plus 3.00%

Total	$215,915

        Prepayment.    Advances under the Calyon loans and facility may be prepaid subject to a prepayment fee during the initial two years of the loans and facility. Mandatory prepayments of the Calyon loans and facility are required:

  •
  if the aggregate principal amount of loans under the senior secured term loan and the revolving credit facility exceeds the borrowing base; and

  •
  upon the receipt of proceeds of any property or casualty insurance claim or any condemnation proceeding relating to any asset of the AeroTurbine or its subsidiaries.

        Payment Terms.    Payments of principal and interest under the senior secured term loan are due on a quarterly basis. Payments of principal and interest on the revolving credit facility and the junior term loan are due on the maturity date, provided that the revolving credit facility and the senior secured term loan must have been repaid in full before the junior term loan can be repaid. All outstanding loans not paid during the term shall be due on the maturity date.

        Maturity Date.    The maturity date of the Calyon loans and facility is April 26, 2011.

        Guarantor.    All obligations of AeroTurbine under the junior term loan are unconditionally guaranteed by AerCap B.V. AerCap B.V. does not guarantee the senior secured term loan or the revolving credit facility.

        Collateral.    Borrowings under the Calyon loans and facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries.

        Certain Covenants.    The Calyon loans and facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AeroTurbine to:

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  incur additional indebtedness;

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  create liens on assets, including assets financed with proceeds from Calyon loans and facility;

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  make advances, loans, extensions of credit, guarantees, capital contributions or other investments;

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  declare or pay any dividends or other asset distributions;

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  prepay, defease or amend the terms of the junior term loan;

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  engage in mergers or consolidations;

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  engage in certain sale-leaseback transactions;

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  change the business conducted by AeroTurbine and its subsidiaries; and

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  make certain capital expenditures.

        In addition, the Calyon loans and facility require AeroTurbine to maintain certain minimum debt-to-earnings and earnings-to-expenses ratios.

Japanese Operating Lease Financings

        General.    We entered into several Japanese operating lease financing structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. At September 30, 2006, we had financed three aircraft under Japanese operating lease financings. The aggregate principal amount of the loans outstanding under Japanese operating leases financings was $100.5 million as of September 30, 2006.

        Interest Rate.    Set forth below are the interest rates for our senior loans and subordinated debt.

	Amount outstanding at September 30, 2006	Average interest rates
	(US dollars in thousands)
Senior debt	$70,982	Three-month LIBOR plus 0.95%
Subordinated debt	29,563	Fixed rates 4.03%

Total	$100,545

        Collateral.    Our Japanese operating leases financings require legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. We have entered into lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to us. The obligations outstanding under our Japanese operating leases financings are secured by a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by AerCap Holdings N.V.

        Certain Covenants.    Our Japanese operating leases financings contain affirmative covenants customary for secured financings.

AerVenture Pre-delivery Payment Facility

        General.    In November 2005, AerVenture signed a letter of intent to purchase up to 70 Airbus A320 family aircraft. A purchase agreement for the aircraft was signed in January 2006. The aircraft are scheduled to be delivered between November 2007 and August 2010. Under the purchase agreement, AerVenture agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. In connection with the scheduled delivery of the first 30 aircraft before the end of 2009, AerVenture and Calyon have signed a term sheet pursuant to which Calyon has agreed to arrange and manage a syndicated credit facility, the AerVenture facility, to finance a portion of the pre-delivery payments to Airbus in an amount up to $119.0 million. Calyon's obligations under the term sheet are subject to Calyon receiving internal approvals as well as the parties entering into definitive documentation. Prior to drawing on the AerVenture facility, AerVenture will pay 54% of the pre-delivery payment amount owed for each aircraft to be delivered in 2007, 60% of such amounts for each aircraft to be delivered in 2008 and 42% of such amount for each aircraft to be delivered in 2009. AerVenture must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date.

        Interest Rate.    Borrowings under the AerVenture facility will bear interest at a floating interest rate of one-month LIBOR plus 1.65%, payable monthly in arrears after the initial drawing on the AerVenture facility.

        Prepayment.    Borrowings under the AerVenture facility may be prepaid without penalty, except for break funding costs if payment is made on a day other than an interest payment date. AerVenture will be required to repay the pre-delivery payment financing relating to an aircraft on the date the aircraft is delivered to AerVenture.

        Maturity Date.    The maturity date of the AerVenture facility will be January 31, 2010.

        Collateral.    Borrowings under the AerVenture facility will be secured by security interests in AerVenture's shares, substantially all of its assets and certain of its rights under the purchase agreement in respect of the 30 aircraft financed by the lenders, including the right to take delivery of each aircraft.

        Certain Covenants.    The AerVenture facility contains customary affirmative covenants. We have covenanted to maintain a minimum of 25% of the shares of AerVenture until the AerVenture facility is fully repaid.

Bella Term Loans

        General.    On each of April 21, 2006 and May 10, 2006, our 50% owned consolidated joint venture, Bella Aircraft Leasing 1 Limited, entered into a loan agreement with DVB Bank AG, London Branch to provide for two term loans of up to $31.2 million and $28.0 million, each to finance the purchase of an aircraft. The maturity dates of the loans are February 27, 2009 and May 11, 2011, respectively. Borrowings under the loans are secured by security interests in and pledges of all shares in the borrower, the accounts to which lease payments are made, the aircraft, and certain of the borrower's rights under the lease and the loan documents. As of September 30, 2006, the amount outstanding under each loan was $29.9 million and $27.2 million, respectively.

        Interest Rate.    Borrowings under the April 21, 2006 loan agreement bear interest at a fixed rate of 7.32%. Borrowings under the May 10, 2006 loan agreement bear interest at a fixed rate of 7.70%.

        Certain Covenants.    The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities.

GATX Aircraft Calyon Facility

        General.    On October 12, 2006, a wholly-owned subsidiary entered into a senior secured loan facility in the aggregate amount of up to $248.0 million with Calyon and certain other financial institutions in order to finance the purchase of up to 25 aircraft from GATX. Borrowings under the senior facility can be used to finance the lesser of 70% of the purchase price of each aircraft and a scheduled percentage of the loan amount allocated to such aircraft. Concurrently with this facility, we will provide junior and subordinated debt to finance the balance of the purchase price. This subsidiary will enter into (a) a junior loan facility with us in an aggregate amount of up to $30.5 million to finance a portion of the purchase price of each aircraft not financed under the senior facility and (b) a subordinated note purchase agreement to finance the portion of the purchase price of each such aircraft not financed under the senior facility or the junior facility. Initially, we or one of our wholly-owned subsidiaries will provide the junior loan facility and the subordinated note financing.

        Interest Rate.    Borrowings under the senior facility bear interest at a rate of one month LIBOR plus 1.75% per annum for the first five years of the term, and at a rate of one month LIBOR plus 2.25% per annum for the remainder of the term.

        Prepayment.    After full repayment of amounts outstanding under the liquidity facility described below, prepayment of borrowings under the senior facility is permitted with notice, subject to a prepayment fee during the initial two years of the senior facility. Mandatory prepayments of borrowings related to a particular aircraft are required:

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  upon the sale or other disposal of a financed aircraft;

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  upon the total loss of a financed aircraft; and

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  if any document granting a security interest to the senior and junior lenders and other secured parties ceases to be in full force and effect.

        Payment Terms.    Payments of principal and interest under the loan are due on a monthly basis, and all outstanding principal not paid during the term is due on the final maturity date.

        Maturity Date.    The final maturity date of the loans is October 12, 2013.

        Put to AerCap.    If the junior and senior loans attributable to any financed aircraft are not paid by the earlier of (a) the 21st anniversary of the date of manufacture of such aircraft and (b) the final maturity date of the loans, then the collateral agent for the lenders may cause such aircraft to be sold to our wholly-owned subsidiary, AerCap B.V., for a purchase price equal to the outstanding principal amount of the junior and senior loans attributable to such aircraft together with breakage costs plus a pro rata portion of any amounts outstanding under the liquidity facility and taxes and expenses.

        Liquidity Facility.    Calyon will provide a liquidity facility in the amount of $27.0 million through December 2006 (or February 2007 subject to certain conditions); thereafter the liquidity facility will be available in an amount equal to the greater of (i) $10.0 million and (ii) $27.0 million multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount under the senior and junior facilities and the denominator of which is the aggregate amounts committed under the senior and junior facilities. The liquidity facility may be drawn upon to finance any shortfall in certain amounts owed on any repayment date, including, minimum principal payments, payments of interest due under the senior or junior facility and certain expenses.

        Aircraft Management Services.    We will provide aircraft management services in respect of the financed aircraft, for which we will receive a fee.

        Collateral.    Borrowings under the senior facility are secured by mortgages on the aircraft and security interest in and pledges or assignments of all the shares and other ownership interests in the borrower and its subsidiaries, as well as their bank accounts and lease interests.

        Certain Covenants.    The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities.

Other Commercial Bank Financings

        We have entered into various commercial bank financings to fund the purchase of aircraft. The financings mature at various dates through 2019. The interest rates are LIBOR-based with spreads ranging from 0.95% to 1.80%. The financings are secured by, among other things, a pledge of the shares of the subsidiaries owning the related aircraft, a guarantee from us and, in certain cases, a mortgage on the applicable aircraft. The aggregate principal amount of the loans outstanding under the commercial bank financings was $305.0 million as of September 30, 2006.

        All of our financings contain affirmative covenants customary for secured financings. Four of the commercial bank financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. The lenders have waived their change of control rights in connection with this offering.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information about the persons we expect will serve as our directors and executive officers upon completion of this offering.

Name	Age	Position
Directors
Pieter Korteweg	64	Non-Executive Chairman of the Board of Directors
Ronald J. Bolger	58	Non-Executive Director
James N. Chapman	44	Non-Executive Director
Klaus W. Heinemann	55	Executive Director, Chief Executive Officer
W. Brett Ingersoll	43	Non-Executive Director
Marius J.L. Jonkhart	56	Non-Executive Director
Gerald P. Strong	61	Non-Executive Director
David J. Teitelbaum	35	Non-Executive Director
Robert G. Warden	33	Non-Executive Director
Executive Officers
Wouter M. (Erwin) den Dikken	38	Chief Legal Officer
Patrick P. den Elzen	40	Head of Trading
Soeren E. Ferré	38	Head of Europe, Middle East, Africa & Asia/Pacific Regions
Nicolas Finazzo	49	AeroTurbine Chief Executive Officer
Keith A. Helming	47	Chief Financial Officer
Aengus Kelly	33	Group Treasurer
Heinrich H. Loechteken	44	Chief Investment Officer
Anil Mehta	56	Executive Vice President of Americas
Robert B. Nichols	50	AeroTurbine Chief Operating Officer
Cole T. Reese	41	Chief Tax & Accounting Officer
Reynoud K. Simonis	43	Chief Technical Officer

  Directors

        Pieter Korteweg.    Mr. Korteweg has been a director of our company since September 20, 2005. He currently serves as a member of the Supervisory Boards of DaimlerChrysler Netherlands B.V. and Hypo Real Estate Holding AG, as well as several Cerberus portfolio companies, including Aozora Bank Ltd. He also serves as senior advisor to Anthos B.V. Mr. Korteweg previously served as Chairman of the Supervisory Board of Pensions and Insurance Supervisory Authority of The Netherlands, Chairman of the Supervisory Board of the Dutch Central Bureau of Statistics and Vice-Chairman of the Supervisory Board of De Nederlandsche Bank from 2002 to 2004. From 1987 to 2001, Mr. Korteweg was President and Chief Executive Officer of the Group Executive Committee of Robeco Group in Rotterdam. From 1981 to 1986, he was Treasurer-General at The Netherlands Ministry of Finance. In addition, Mr. Korteweg was a professor of economics from 1971 to 1998 at Erasmus University Rotterdam in The Netherlands. Mr. Korteweg holds a PhD in Economics from Erasmus University Rotterdam.

        Ronald J. Bolger.    Mr. Bolger has been a director of our company since October 11, 2005. Mr. Bolger currently serves as a member of the board of directors of a number of companies including Ely Capital Ltd., Irish Food Processors, C & D Foods Ltd., Galway Clinic Doughiska Ltd. and EBS Building Society. He is a former Managing Partner of KPMG Ireland and has wide experience in the financial services industry. He served on the Irish Prime Minister's Committee for Dublin's

International Financial Services Centre from 1987 to 2002. Mr. Bolger was appointed Honorary Consul General of Singapore in Ireland in 2000. Mr. Bolger is a Chartered Accountant and holds a BA in Economics from University College Dublin.

        James N. Chapman.    Mr. Chapman has been a director of our company since December 7, 2005. Mr. Chapman is non-executive Vice Chairman and Director of JetWorks Leasing, LLC, an aircraft management services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to JetWorks, Mr. Chapman joined Regiment Capital Advisors, LLC in January 2003, a high-yield hedge fund based in Boston. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Presently, Mr. Chapman serves as a member of the board of directors of Coinmach Service Corp., as well as a number of private companies. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

        Klaus W. Heinemann.    Mr. Heinemann has been the Chief Executive Officer of our company since April 2003 and has over 25 years of experience in the aviation financing industry. Mr. Heinemann has been a director of our company since 2002. Mr. Heinemann joined our company in October 2002 from DVB Bank, where he was a Member of the Executive Board. In 1988 he joined the Long-Term Credit Bank of Japan in London as Deputy General Manager and Head of the Aviation Group. He was later appointed as Joint General Manager of the Head Office at the Long-Term Credit Bank of Japan, where he was responsible for the Transportation Finance division before this division was sold to DVB Bank in 1998. Mr. Heinemann started his career with Bank of America in 1976, where he helped to build up its Aviation Finance department in Europe. Mr. Heinemann holds the degree of Diplom-Kaufmann (Bachelor of Commerce) from the University of Hamburg.

        W. Brett Ingersoll.    Mr. Ingersoll has been a director of our company since September 20, 2005. He is currently a Managing Director of Cerberus Capital Management, L.P., a senior member of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of ACE Aviation Holdings Inc. and a member of the Audit, Finance and Risk Committee and the Human Resources and Compensation Committee of ACE Aviation Holdings Inc. In addition, Mr. Ingersoll is a director of various public and private companies, including Coram Health Care, IAP Worldwide Services, Inc., Aeroplan (AER TO), Pitney Bowes, Talecris Bio Therapeutics, Inc. and Endura Care, LLC. Prior to joining Cerberus in 2002, Mr. Ingersoll was a Partner at JP Morgan Partners (formerly Chase Capital Partners) from 1993 to 2002. Mr. Ingersoll received his MBA from Harvard Business School and his BA from Brigham Young University.

        Marius J.L. Jonkhart.    Mr. Jonkhart has been a director of our company since October 11, 2005. Mr. Jonkhart is currently the Chief Executive Officer of NOB Holding N.V. He is currently also a member of the Supervisory Boards of Connexxion Holding N.V., Corus Netherland N.V. and Staatsbosbeheer, Chairman of the Supervisory Board of Ruimte voor Ruimte Beheer B.V. and a non-executive director of Aozora Bank. Mr Jonkhart was previously the Chief Executive Officer of De Nationale Investerings Bank N.V. and also served as the director of monetary affairs of the Dutch Ministry of finance. He was also a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of supervisory boards, including the Supervisory Boards of the European Investment Bank, Bank Nederlandse Gemeenten N.V., Postbank N.V., NPM Capital N.V., Kema N.V., AM Holding N.V. and De Nederlandsche Bank N.V. He has also served as chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master's degree in Business Administration, a Master's degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

        Gerald P. Strong.    Mr. Strong has been a director of our company since July 26, 2006. He currently is a Managing Director of Cerberus Capital Partners' operations in Europe. Mr. Strong has extensive senior experience in a number of industries, including airlines, global communications, retailing, and consumer products. He has served senior roles in the restructuring and building of a number of international businesses in his career. Mr. Strong was Chairman of the Advisory Board on Telecom Security to the government of the United Kingdom from 2002 to 2005 and President and Chief Executive Officer of Teleglobe International Holdings Limited. He is also a member of the Governing Council of the Ashridge Business School, a Director of NewPage Corporation and Chairman of Virtual IT. Mr. Strong received his BA with honors from Trinity College, Dublin.

        David J. Teitelbaum.    Mr. Teitelbaum has been a director of our company since September 20, 2005. Mr. Teitelbaum is a Managing Director of Cerberus Capital Management, LLC and has worked for Cerberus and/or its affiliates since 1997. Prior to joining Cerberus, Mr. Teitelbaum worked in the investment banking department of Donaldson, Lufkin & Jenrette. Mr Teitelbaum holds a BS in Business Administration from the University of California, Berkeley.

        Robert G. Warden.    Mr. Warden has been a director of our company since September 20, 2005. He is also currently a Managing Director of Cerberus Capital Management, L.P., which he joined in February 2003. Mr. Warden is also currently a director of Aeroplan and Bluelinx Corporation. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a Principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an Associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden received his AB from Brown University.

  Executive Officers

        Wouter M. (Erwin) den Dikken.    Mr. den Dikken was appointed as our Chief Legal Officer in 2005 and has served as the Head of the Group Legal Services department since 2004. He joined our legal department in 1998. Prior to joining us, Mr. den Dikken worked for an international packaging company in Germany as Senior Legal Counsel where he focused on mergers and acquisitions. Mr. den Dikken holds a law degree from Utrecht University.

        Patrick P. den Elzen.    Mr. den Elzen was appointed as the Head of Trading in 2005 and he served as the Vice President of Financial Engineering of our company prior to this appointment. Prior to joining us in October 2003, Mr. den Elzen worked as the Senior Vice President of Corporate Development with IEM Airfinance for two years, and before that, he worked in various capacities with ING Bank and ING Lease for eight years. Mr. den Elzen holds a Master's degree from the University of Amsterdam in Business Administration and International Financial Markets.

        Soeren E. Ferré.    Mr. Ferré has been the Head of Europe, Middle East, Africa & Asia/Pacific Region of our company since June 2006. He joined our company in September 2003 as Vice President of Marketing for the Asia/Pacific region. In July 2004, he was appointed as the Head of Sales and Marketing for the Asia/Pacific region. He started his career at Airbus in 1990 and was based in Toulouse, France. In 1995, he moved to China and became the head of the marketing team covering China, Hong Kong and Macau for Airbus prior to becoming a Sales Director in 1999 in charge of the major Chinese airlines. In 2001, Mr. Ferré moved to Sydney to become the Director of Sales for the Pacific region for Airbus where he was in charge of the major airlines in that region. Mr. Ferré holds a Bachelor's degree in Engineering from the ENAC—Ecole National de l'Aviation Civile.

        Nicolas Finazzo.    Mr. Finazzo is the Chief Executive Officer of AeroTurbine, which he co-founded in 1997. He has been active in the aviation industry for over 25 years. In 1982 he founded Air Florida commuter carrier Southern Express Airways. In 1987 Mr. Finazzo joined Miami-based Greenwich Air Services as Vice President—Contracts. In 1992 he became Vice President & General Counsel to

Miami-based International Air Leases, and in 1997, he accepted a similar position at Miami-based AeroThrust Corp. Mr. Finazzo earned a JD from the University of Miami School of Law and a BS in Political Science from the University of Michigan. He is a member of the Florida Bar and also holds an Airframe & Powerplant license issued by the Federal Aviation Administration.

        Keith A. Helming.    Mr. Helming assumed the position of Chief Financial Officer of AerCap effective August 21, 2006. Prior to joining us, he was a long standing executive at GE Capital Corporation, including serving recently for five years as Chief Financial Officer at aircraft lessor GE Commercial Aviation Services (GECAS). He was with General Electric Company for over 25 years, beginning with their Financial Management Program in 1981. In addition to the GECAS role, Mr. Helming served as the Chief Financial Officer of GE Corporate Financial Services, GE Fleet Services and GE Consumer Finance in the United Kingdom, and also held a variety of other financial positions throughout his career at GECC. Mr. Helming holds a Bachelor of Science degree in Finance from Indiana University.

        Aengus Kelly.    Mr. Kelly has been the Group Treasurer of our company since 2005. He started his career in the aviation leasing and financing business with Guinness Peat Aviation in 1998 and has continued working with its successors AerFi in Ireland and debis AirFinance and AerCap in Amsterdam. Prior to joining GPA in 1998, he spent three years with KPMG in Dublin. Mr. Kelly is a Chartered Accountant and holds a Bachelor's degree in Commerce and a Master's degree in Accounting and Finance from University College Dublin.

        Heinrich H. Loechteken.    Mr. Loechteken has been the Chief Investment Officer of our company since August 2006. Prior to serving as our Chief Investment Officer, Mr. Loechteken served as our Chief Financial Officer between September 2002 and August 2006. Prior to his employment with us, Mr. Loechteken served as the Chief Financial Officer of DaimlerChrysler Capital Services in Norwalk, Connecticut, where he was responsible for the financial operations of the non-automotive finance activities of DaimlerChrysler in North America, Europe and Asia. He also served as the Chief Credit Officer for DaimlerChrysler Services in Berlin, Germany prior to his appointment as Chief Financial Officer. Before joining DaimlerChrysler in 1996, he worked for six years in various positions in corporate finance, credit analysis and credit risk management at Deutsche Bank. Mr. Loechteken holds the degree of Diplom-Kaufmann from the University of Muenster where he majored in Finance and Bank Controlling.

        Anil Mehta.    Mr. Mehta has been the Executive Vice President of Americas for our company since June 2006. Prior to serving in this capacity, he was the Head of Europe, Middle East, Africa & Indian Subcontinent Region since 2004. Mr. Mehta joined our company in 1997 in the Marketing and Sales Department and was promoted to become the Executive Vice President of Marketing and a Member of the Group Executive Committee in 2003. Mr. Mehta has over 30 years of experience in the aviation industry. Mr. Mehta has served in various capacities at Fokker Aircraft based in Amsterdam, holding various positions in Flight Test, Performance Engineering, Marketing and Sales. In 1989 he moved to the United States to serve as Regional Sales Director. Anil Mehta has a Bachelor's Degree in Engineering from Birla Institute of Technology & Science in Pilani, India.

        Robert B. Nichols.    Mr. Nichols is the Chief Operating Officer for AeroTurbine and co-founded AeroTurbine in 1997. He has been active in the aviation industry for over 20 years. He joined Aviall in 1982 and assumed various roles in the administration of JT8D & CFM56-3 power plant maintenance. Mr. Nichols joined Braniff Airways in 1988 as Manager of Powerplant & Warranty Administration and participated in the oversight of outsourced powerplant maintenance covering JT8D, V2500 and Tay-650 engines. When Braniff ceased operations, Mr. Nichols joined Greenwich Air Services in 1989 as Director of Engine Maintenance Sales. In 1990 he joined AeroThrust Corp. where he became Vice President of Engine Sales & Leasing. Mr. Nichols is a graduate of the University of Texas where he earned a BS in Business Administration.

        Cole T. Reese.    Mr. Reese has been the Chief Tax and Accounting Officer of our company since September 2002. Prior to joining AerCap, Mr. Reese worked for nine years for MCC Financial Corporation, a turboprop operating lessor in Washington D.C., where he ultimately became Chief Financial Officer. Mr. Reese also worked for three years with Ernst & Young. He is a U.S. certified public accountant and holds a Master's degree in Accountancy and a BS in Accounting from Brigham Young University.

        Reynoud K. Simonis.    Mr. Simonis has been the Chief Technical Officer of our company since 2005. Mr. Simonis joined our company in 1998 as Technical Manager and was eventually promoted to become Senior Vice President of the Technical department. Mr. Simonis started his career in 1989 at the Schreiner Aviation Group where he held various positions in technical management, quality management and material management, and was based in The Netherlands as well as Lagos, Nigeria. In 1996, he joined Transavia Airlines as Quality Manager. Mr. Simonis holds a Master's degree in Aerospace Engineering from the Delft University of Technology.

Board of Directors

  General

        Our Board of Directors currently consists of nine directors, eight of whom are non-executive directors and are independent under the independence definition in The Netherlands Corporate Governance Code. All of our non-executive directors are independent under the independence criteria of the NYSE.

        According to our criteria, to be considered "independent", a director (and his or her spouse and immediate relatives) may not, among other things, (i) in the five years prior to his or her appointment, have been an employee or executive director of us or our affiliates, (ii) in the year prior to his or her appointment, have had an important business relationship with us or our affiliates, (iii) receive any financial compensation from us other than for the performance of his or her duties as a director or other than in the ordinary course of business, (iv) hold 10% or more of our ordinary shares (including ordinary shares subject to any shareholder's agreement), (v) be a member of the management or supervisory board of a company owning 10% or more of our ordinary shares, and (vi) in the year prior to his or her appointment, has temporarily managed our day-to-day affairs while the executive director was unable to discharge his or her duties.

        The directors are appointed at the general meeting of the shareholders. Our directors may be elected by the vote of a majority of votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the election. Without a Board of Directors proposal, directors may also be elected by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

        Shareholders may remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders provided that our Board of Directors has proposed the removal. Our shareholders may also remove or suspend a director, without there being a proposal by the Board of Directors, by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

        Under our Articles of Association, the rules for the Board of Directors and the board committees and Netherlands corporate law, the members of the Board of Directors are collectively responsible for the management, general and financial affairs and policy and strategy of our company.

        The executive director is our Chief Executive Officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our Articles of Association and our internal rules for the Board of Directors. The non-executive directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties, the non-executive directors are guided by the interests of the company and shall, within the boundaries set by relevant Netherlands law, take into account the relevant interests of our shareholders. The internal affairs of the Board of Directors are governed by our rules for the Board of Directors.

        The Chairman of the Board is obligated to insure, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties, (ii) each director has sufficient time for consultation and decision-making, and (iii) the Board of Directors and the board committees are properly constituted and functioning.

        Each director has the right to cast one vote and may be represented at a meeting of the Board of Directors by a fellow director. The Board of Directors may pass resolutions only if a quorum of four directors, including our Chief Executive Officer, the Chairman or Vice Chairman is present at the meeting. All resolutions must be passed by an absolute majority of the votes cast. If there is a tie, the matter will be decided by the Chairman of our Board of Directors or in his or her absence, the Vice Chairman.

        Subject to Netherlands law, resolutions may be passed in writing by a majority of the directors in office. Pursuant to the internal rules for our Board of Directors, a director may not participate in discussions or the decision-making process on a transaction or subject in relation to which he or she has a conflict of interest with us. Resolutions to enter into such transactions must be approved by a majority of our Board of Directors, excluding such interested director or directors.

  Committees of the Board of Directors

        The Board of Directors has established a Group Executive Committee, a Group Portfolio and Investment Committee, a Group Treasury and Accounting Committee, an Audit Committee and a Nomination and Compensation Committee.

        Our Group Executive Committee is responsible for our operational management. It is chaired by our Chief Executive Officer and is comprised of ten current members of our senior management. The current members of our Group Executive Committee are Klaus Heinemann, Heinrich Loechteken, Keith Helming, Aengus Kelly, Patrick den Elzen, Erwin den Dikken, Reynoud Simonis, Cole Reese, Soeren Ferré and Anil Mehta.

        Our Group Portfolio and Investment Committee has authority to enter into and is responsible for transactions relating to the acquisition and disposal of aircraft, engines and financial assets that are in excess of $100 million but less than $500 million. It is chaired by our Chief Investment Officer and is comprised of members of the Group Executive Committee and non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Portfolio and Investment Committee are Keith Helming, Soeren Ferré, Heinrich Loechteken, Klaus Heinemann, Robert Warden, Oliver Brown, Patrick den Elzen, Nicolas Finazzo and Reynoud Simonis.

        Our Group Treasury and Accounting Committee has authority and is responsible for committing debt funding in excess of $100 million but not exceeding $500 million per transaction. It is chaired by our Chief Financial Officer and is comprised of certain members of the Group Executive Committee and certain non-executive directors or any other person appointed by the Board of Directors upon recommendation of the Nomination and Compensation Committee. The current members of our Group Treasury and Accounting Committee are Keith Helming, Cole Reese, David Teitelbaum, Klaus Heinemann, Aengus Kelly, Heinrich Loechteken and Robert Warden.

        Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the integrity of our financial statements, our risk management and internal control arrangements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of external auditors, and the performance of the internal audit function. The Audit Committee is chaired by a person with the necessary qualifications who is appointed by the Board of Directors and is comprised of three non-executive directors who are "independent" as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended, as well as under The Netherlands Corporate Governance Code. The current members of our Audit Committee are Marius Jonkhart, James Chapman and Ronald Bolger.

        Our Nomination and Compensation Committee selects, recruits and determines the remuneration, bonuses and other terms of employment of candidates for the positions of the Chief Executive Officer, non-executive director and Chairman of the Board of Directors, recommends candidates for positions in the Group Portfolio and Investment Committee, the Group Treasury and Accounting Committee and the Audit Committee and plans the succession within the Board of Directors and committees. It is chaired by the Chairman of our Board of Directors and is comprised of one non-executive director who is not independent and one independent non-executive director appointed by the Board of Directors. The current members of our Nomination and Compensation Committee are Brett Ingersoll, Marius Jonkhart and Pieter Korteweg.

  Nomination and Compensation Committee Interlocks and Insider Participation

        None of our Nomination and Compensation Committee members or our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

  Compensation of Non-Employee Directors

        We currently pay each non-executive director who is not affiliated with Cerberus an annual fee of €75,000 and pay each of these directors an additional €2,000 per meeting. We pay our Chairman of our Board of Directors €150,000 per year. In addition, we pay the chairs of the Audit Committee and Nomination and Compensation Committee an annual fee of €18,000 and each committee member will receive an annual fee of €6,000 and a fee of €2,000 per committee meeting. All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

  Executive Officer Compensation

        In 2005, we paid an aggregate of approximately €8,143,519 in cash and benefits as compensation to our 15 executive officers during the year. In 2005, we paid our executive officers three types of bonuses: annual target bonuses, major transaction bonuses and loyalty bonuses. The amount of the annual target bonus is based on the achievement of personal targets, as set out in a personal target agreement. Major transaction bonuses are paid to members of our management team for the completion of major transactions, such as the 2005 Acquisition. The loyalty bonuses are paid to retain executive officers and to retain key members of our staff. All bonuses are determined by our Chief Executive Officer with advice from the Nomination and Compensation Committee, except that the Nomination and Compensation Committee determines the amount of any bonuses paid to our Chief Executive Officer.

Equity Incentive Plan

  Bermuda Parent Incentive Plans

        The Bermuda Parents, our indirect shareholders, have implemented an equity incentive plan that is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals. The plan provides for the grant of nonqualified stock options, incentive stock options for shares of common stock and restricted shares of common stock of the Bermuda Parents to participants of the plan selected by the boards of directors of the Bermuda Parents or a committee of each of their respective boards of directors or the administrator of the plan. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 25% of the outstanding common shares of the Bermuda Parents. As of September 30, 2006, common shares or options to purchase common shares of the Bermuda Parents, representing indirectly 18.0% of our ordinary shares on a fully diluted basis, were issued and are outstanding under the plan.

        The terms and conditions of awards, including vesting provisions for stock options, are determined by the administrator for each grant, except that, unless otherwise determined by the administrator, or as set forth in an award agreement: (a) each stock option is granted for ten years from the effective date of the plan (June 30, 2005), or in the case of certain key employees, i.e., employees owning more than 10% of the total combined voting power of classes of stock of the relevant indirect shareholder, for five years from the date of grant; provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share will be $0.0, except that the option price per share for any incentive stock option granted to a key employee equals 110% of the fair market value of the share at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional incentive stock options being treated as nonqualified stock options.

        All shares and options granted under the Bermuda Parents' plan will be vested after completion of this offering, except for options outstanding to three members of management representing indirectly 1.3% of our ordinary shares. Even after vesting, pursuant to a shareholder's agreement, all vested, common shares and options to purchase common shares of the Bermuda Parents issued under the plan (other than common shares held by the former AeroTurbine owners and our directors) are subject to repurchase by the Bermuda Parents in the event the manager or director leaves his or her position without good cause or is terminated by us with cause, at a price equal to the lower of the cost or fair value until the termination of the two-year lock-up period. See "Ordinary Shares Eligible for Future Sale—Lock-Up Agreements—Management Lock-Up Agreements with Cerberus". All common shares and options to purchase common shares are also subject to repurchase at fair value if the manager or director leaves for any other reason. The common shares of the Bermuda Parents are also subject to Cerberus's drag-along rights and the plan participant's tag-along rights in the event of certain transactions involving sales of the common shares of the Bermuda Parent.

        In connection with this offering, the members of our senior management and directors who have received shares or options to purchase shares of the Bermuda Parents under the Bermuda Parents Equity incentive plan have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our ordinary shares directly held by them or indirectly held through the Bermuda Parents. Subject to limited exceptions, the lock-up is for a period of two years from the date this offering is consummated. In addition, the members of our senior management and directors holding common shares of the Bermuda Parents also have received the right, beginning on the second anniversary of the consummation of this offering and ending on the fifth anniversary, to exchange Bermuda Parents common shares for our ordinary shares held by the selling shareholders in amounts representing their indirect interest in us held through the Bermuda Parents. To assist our management and directors in the resale of our ordinary shares held by them upon exchange, we have agreed to file a registration statement and use commercially reasonable efforts to keep the registration statement continuously effective until all applicable ordinary shares have been sold or can be sold without registration under Rule 144(k) under the Securities Act.

  Issuances under Bermuda Parent Incentive Plans

        Share purchase rights and share options have been granted under the equity incentive plan of the Bermuda Parents four times since the 2005 Acquisition. The Bermuda Parents from which the restricted shares and share options have been granted are each identical in their capital structure (95% preferred shares and 5% common shares) and each have an equal percentage indirect ownership interest in us, representing 100% of the ownership interests in our company in aggregate. The Bermuda Parents do not own any other significant assets or conduct any other significant activities outside of their indirect investment in us and the value of the Bermuda Parents is derived exclusively with reference to the value of our company.

        December 2005 Grants.    The initial grants were documented in December 2005 and fulfilled promises of equity incentives made to management at the time of the 2005 Acquisition. The Bermuda Parents granted common shares and options to purchase common shares to 10 senior managers and a consultant for no consideration, aggregating 9.5% of the current fully-diluted common shares of the Bermuda Parents. The shares and options were valued at the time of the issuance on December 29, 2005. The valuation was based primarily on the fair value of our company based on the price paid in the 2005 Acquisition. The total valuation was then allocated between preferred shares in the Bermuda Parents and common shares in the Bermuda Parents by considering the appropriateness of the preferred dividend rate by comparison to other financial instruments with similar characteristics. The fair value at grant date of the Bermuda Parent common shares and options held by the 10 senior managers and the consultant was $3.3 million.

        April 2006 Grants.    At the time of the AeroTurbine Acquisition on April 26, 2006, the Bermuda Parents issued four tranches of their common shares under the Bermuda Parent incentive plans to Robert Nichols and Nicolas Finazzo, members of the senior management of AeroTurbine. The Bermuda Parents issued common shares equally to the two executives aggregating 6.4% of the current fully-diluted common shares of the Bermuda Parents for $1.2 million. The shares were issued as incentives under the plans. The first three tranches qualify as equity awards from their inception under FAS 123R. The fourth tranche qualified as a liability award between April 26, 2006, the date of grant, and September 19, 2006 because the two members of the senior management of AeroTurbine had the right to put the shares back to the Bermuda Parents immediately upon vesting in the fourth year of the vesting period. On September 19, 2006, the two AeroTurbine executives executed amendments to the award agreements which removed their right to put the shares back to the Bermuda Parents and the fourth tranche then qualified as an equity award.

        The common shares of the Bermuda Parents issued to the AeroTurbine executives have been valued for purposes of expense recognition under SFAS 123R, based on the mid-point of the price range on the cover of this prospectus. The first three tranches were valued on April 26, 2006, the grant date, and the fourth tranche was valued on September 19, 2006. A discount for lack of marketability ("DLOM") was applied to reflect the fact that (i) the shares being valued represent an illiquid minority interest in a closely-held indirect holding company without access to a recognized market and (ii) the shares are subject to significant restrictions which prevent their transfer or pledge. A DLOM of 20% was applied to the first three tranches when they were valued on April 26, 2006 and a DLOM of 10% was applied to the fourth tranche when it was valued on September 19, 2006. The decrease in the DLOM between the two dates reflects the increasing proximity of the second date to the closing date of this offering. The DLOMs were supported by empirical data from studies of restricted shares and pre-IPO studies of share prices. In addition, the DLOM was supported by a "put-option" analysis which calculated the inherent difference in value between a freely-tradable share and an illiquid, restricted share.

        Based on this analysis, we determined the value of the common shares in the Bermuda Parents to be $1,186.9 million in the aggregate and the value of the first three tranches and the fourth tranche of the common shares purchased by the two executives to be $57.0 million and $21.5 million at April 21, 2006 and September 19, 2006, respectively.

        August and September 2006 Grants.    In connection with the hiring of Keith Helming, our new Chief Financial Officer, on August 21, 2006, Cerberus agreed to provide him equity incentives under the Bermuda Parent incentive plans. The Bermuda Parents granted options to purchase their common shares representing 1.3% of the current fully-diluted common shares of the Bermuda Parents for an exercise price of $5.2 million.

        On September 5, 2006, the Bermuda Parents granted options under the Bermuda Parent incentive plans to four non-executive directors of the newly formed AerCap Holdings N.V. that are not employees of Cerberus Capital Management, L.P. or its affiliates and additional options to two members of senior management. These options represented 0.8% of the current fully-diluted common shares and have an exercise price aggregating $3.5 million. We determined the value of the shares subject to options granted in August and September 2006 based upon the mid-point of the price range on the cover of this prospectus. A DLOM of 10% was applied to the valuation supporting these issuances due to the closer proximity of these dates to the anticipated date of this offering.

        The exercise price of the options granted to Mr. Helming on August 21, 2006 and to the four non-executive directors and two executive officers on September 5, 2006 were the subject of extensive discussions that occurred over several months, during which our business developed significantly and the possibility of a successful public offering increased. The options issued on both dates were valued by us as of August 31, 2006 using the same methods and based on the same factors as used in the valuation as of April 26, 2006. The principal factor contributing to a different valuation between April 26, 2006 and August 31, 2006 was the decrease of the DLOM from 20% at April 26, 2006 to 10% at August 31, 2006. The decrease of the DLOM reflects the fact that (i) as of such date we had provided a draft of our registration statement to the Securities and Exchange Commission and had received our first comments on the Registration Statement on September 5, 2006, (ii) we had had preliminary valuation discussions with investment banks and, if successful, our initial public offering would occur a shorter time after such issuance and (iii) an aircraft leasing company had successfully completed its initial public offering. Based on this analysis, we determined that the value of the common shares in the Bermuda Parents was $1,369.9 million in the aggregate and the value of common shares subject to the options held by Mr. Helming, the non-executive directors and the executive officers was $17.8 million.

        The indirect ownership in our ordinary shares represented by the grants of shares and options discussed above are reflected in the table under "Principal and Selling Shareholders".

  New Equity Incentive Plan

        On October 31, 2006, we implemented an equity incentive plan that is designed to promote our interests by enabling us to attract, retain and motivate directors, employees, consultants and advisors and align their interests with ours. Our new equity incentive plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock awards to participants of the plan selected by the Nomination and Compensation Committee of our Board of Directors. Subject to certain adjustments, the maximum number of shares available to be granted under the plan is equal to 5% of our outstanding shares. No shares have been issued and none are outstanding under the plan.

        The terms and conditions of awards, including vesting provisions for stock options, are determined by the Nomination and Compensation Committee, except that, unless otherwise determined by the Nomination and Compensation Committee, or as set forth in an award agreement: (a) each stock option is granted for ten years from the date of grant, or, in the case of certain key employees, i.e., employees owning more than 10% of our ordinary shares, for five years from the date of grant;

provided, however, no stock option period may extend beyond ten years from the date of grant; (b) the option price per share may not be less than 100% of the fair market value of the ordinary shares except that the option price per share for a key employee may not be less than 110% of the fair market value of the ordinary shares at the time the incentive stock option is granted; and (c) incentive stock options may only be issued to the extent the aggregate fair market value of shares with respect to the exercise of the incentive stock options for the first time by an option holder during any calendar year is $100,000 or less, with any additional stock options being treated as nonqualified stock options.

Netherlands Corporate Governance

        On December 9, 2003, a committee commissioned by The Netherlands government published a Netherlands Corporate Governance Code (the "Code"). The provisions of the Code took effect on January 1, 2005 and apply to annual reports for financial years starting on or after January 1, 2004. Netherlands companies whose ordinary shares are listed on a government-recognized stock exchange must discuss compliance with the Code in their annual report. The NYSE is a government-recognized stock exchange.

        We intend to comply with The Netherlands Corporate Governance Code. The Netherlands Corporate Governance Code contains recommended best practices. Netherlands' companies are not required to adopt the best practices, but, to the extent that they do not, they are required to disclose and explain why the practices have not been adopted in their annual report.

  Comparison of NYSE and Netherlands Corporate Governance Standards

        The NYSE requires that entities with shares listed on the exchange comply with its corporate governance standards. As a foreign private issuer, we are only required to comply with the NYSE rules relating to audit committees and periodic certifications to the NYSE. The NYSE also requires that we provide a summary of the significant differences between our corporate governance practices and those that would apply to a U.S. domestic issuer. We do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NYSE corporate governance rules.

        After the completion of this offering, we expect that we will be considered a controlled company under the rules of The New York Stock Exchange; however, we do not intend to avail ourselves of any of the corporate governance exceptions available to controlled companies, including exemptions from the independence requirements for directors.

PRINCIPAL AND SELLING SHAREHOLDERS

        To assist in understanding the beneficial ownership of our principal and selling shareholders, the following chart sets forth our shareholders' ownership structure prior to this offering.

(1)
Investment funds and accounts affiliated with Cerberus Capital Management, L.P. hold 99.6% of the Bermuda Parents' preferred shares and 86.0% of their common shares.

(2)
Members of our senior management own 0.4% of the Bermuda Parents preferred shares and 14.0% of their common shares. In addition members of our senior management and Board of Directors also own options to purchase common shares of the Bermuda Parents exercisable on closing of this offering. If all such options are exercised, Cerberus would own 83.0% of the common shares of the Bermuda Parents and members of our senior management and Board of Directors and a consultant would own the remaining 17.0%.

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2006 by:

  •
  each selling shareholder;

  •
  each person who is known by us to beneficially own 5% or more of our ordinary shares;

  •
  each of our directors; and

  •
  our executive officers named in "Management" and all of our current directors and executive officers as a group.

        Unless otherwise indicated in the notes to the table, each shareholder has sole voting and investment power with respect to the ordinary shares beneficially owned. All ordinary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, and assume, on a shareholder by shareholder basis, that each shareholder has converted all securities owned by such shareholder that are convertible into ordinary shares at the option of the holder currently or within 60 days of             , 2006, the closing date of this offering, and that no other shareholder so converts.

	Ordinary shares beneficially owned prior to the offering(1)		Ordinary shares being offered(1)		Ordinary shares beneficially owned after the offering(1)
	Number	Percent	Number	Percent	Number	Percent
Selling Shareholders
Fern S.à r.l.(2)	19,559,239	25.0%	4,825,000	6.2%	14,734,239	17.3%
Fern II S.à r.l.(2)	19,559,239	25.0%	4,825,000	6.2%	14,734,239	17.3%
Fern III S.à r.l.(2)	19,559,239	25.0%	4,825,000	6.2%	14,734,239	17.3%
Fern IV S.à r.l.(2)	19,559,239	25.0%	4,825,000	6.2%	14,734,239	17.3%
5% or Greater Beneficial Share Owner:
Stephen Feinberg(3)	64,936,358	83.0%	—	—	48,917,436	57.5%
Directors:
Ronald J. Bolger(4)	56,565	*	—	—	42,611	*
James N. Chapman(4)	113,130	*			85,223	*
Pieter Korteweg(4)	113,130	*			85,223	*
W. Brett Ingersoll(5)	—	—	—	—	—	—
Klaus W. Heinemann(4)(6)(7)	2,400,368	3.1%	—	—	1,808,230	2.1%
Marius J. L. Jonkhart(4)	56,565	*	—	—	42,611	*
Gerald P. Strong(5)	—	—	—	—	—	—
David J. Teitelbaum(5)	—	—	—	—	—	—
Robert G. Warden(5)	—	—	—	—	—	—
Executive Officers:
Wouter M. (Erwin) den Dikken(7)(8)	356,802	*	—	—	268,784	*
Patrick den Elzen(7)	295,721	*	—	—	222,771	*
Soeren E. Ferré(7)	341,285	*	—	—	257,095	*
Nicolas Finazzo	2,524,623	3.2%	—	—	1,901,833	2.2%
Keith A. Helming(4)(9)	272,221	*	—	—	205,068	*
Aengus Kelly(4)(7)(8)	620,940	*	—	—	467,762	*
Heinrich H. Loechteken(7)	2,449,245	3.1%	—	—	1,845,049	2.2%
Anil Mehta(7)	161,256	*	—	—	121,476	*
Robert B. Nichols	2,524,623	3.2%	—	—	1,901,833	2.2%
Cole T. Reese(7)	426,648	*	—	—	321,400	*
Reynoud K. Simonis(7)	224,319	*	—	—	168,982	*
All our directors and executive officers as a group (21 persons)(10)	12,937,442	16.5%	—	—	9,745,950	11.5%
Oliver Brown IV(11)	363,157	*	—	—	273,571	*

*
Less than 1.0%.

(1)
Except with respect to the selling shareholders, all shareholdings reflected in the table above reflect indirect beneficial ownership of AerCap Holdings N.V. held through ownership of common shares of the Bermuda Parents, including common shares pursuant to options that will automatically vest on or within 60 days of the closing of this offering. Options to purchase common shares of the Bermuda Parents representing 1,963,219, or 2.5%, of our ordinary shares will automatically vest on or within 60 days of the closing of this offering. Prior to this offering, the Bermuda Parents indirectly owned 100% of our ordinary shares. For the purposes of this table, we are assuming that the value of our ordinary shares is determined at the assumed initial public offering price of $23.00 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, and that the selling shareholders would distribute the estimated net proceeds from the sale of our ordinary shares by the selling shareholders to the Bermuda Parents. The Bermuda Parents will first redeem the Bermuda Parent's preferred shares and then distribute the remaining to holders of their common shares. See "Use of Proceeds". For the purposes of this table, we also assume that the over-allotment option is not exercised by the underwriters.

(2)
The selling shareholders are wholly-owned by the Bermuda Parents and are our only shareholders selling ordinary shares in the offering. The ordinary shares held by the selling shareholders have the same rights as all other ordinary shares.

(3)
Cerberus beneficially owns 99.6% of the preferred shares and 83.0% of the common shares of the Bermuda Parents. All of these shares have the same rights as the other shares of the applicable class issued by the Bermuda Parents other than rights under a shareholders agreement to drag along such shareholders in the event of a sale of the Bermuda Parents or a sale of the preferred shares issued by the Bermuda Parents. Stephen Feinberg exercises sole voting and investment authority over all of the Bermuda Parents' securities owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 99.6% of the preferred shares and 83.0% of the common shares of the Bermuda Parents. The address for Mr. Feinberg is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

(4)
Includes options to purchase common shares of the Bermuda Parents that are vested or vest on or within 60 days of the closing of this offering representing the following percentage interests, on a fully diluted basis, in our ordinary shares: Mr. Bolger 0.1%, Mr. Chapman 0.1%, Mr. den Dikken 0.1%, Mr. Heinemann 2.4%, Mr. Helming 0.3%, Mr. Kelly 0.1%, Mr. Korteweg 0.1%, Mr. Jonkhart 0.1% and Mr. Simonis 0.2%. No other options will vest within 60 days of the closing of this offering.

(5)
Mssrs. Ingersoll and Warden are each a Managing Director of Cerberus Capital Management, L.P. and Mssrs. Strong and Teitelbaum are Managing Directors of affiliates of Cerberus Capital Management, L.P.

(6)
Mr. Heinemann is both a member of our Board of Directors and our Chief Executive Officer.

(7)
Members of our senior management will own preferred shares of the Bermuda Parents with an aggregate liquidation preference of $1,532,823 as of November 21, 2006: Mr. Heinemann: $243,912, Mr. den Elzen: $31,804, Mr. Ferré: $88,422, Mr. Kelly: $321,987, Mr. Loechteken: $543,113, Mr. Mehta: $97,903, Mr. Reese: $166,357 and Mr. Simonis $39,325).

(8)
Does not include options to purchase shares of the Bermuda Parents held by Mr. den Dikken and Mr. Kelly representing 0.1% and 0.2%, respectively, of our ordinary shares that vest more than 60 days after the closing of this offering or upon the satisfaction of certain performance criteria.

(9)
Does not include options to purchase shares of the Bermuda Parents held by Mr. Helming representing 0.9% of our ordinary shares that vest more than 60 days after the closing of this offering or upon the satisfaction of certain performance criteria.

(10)
The address for all our officers and directors is c/o AerCap Holdings N.V., Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands.

(11)
Mr. Brown is a consultant and not an employee. Mr. Brown's address is 228 Lorton Ave., Burlingame, CA 94010.

        Assuming a public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the front cover of this prospectus, the underwriters do not exercise their over allotment option and all vested options exercisable on the closing date of this offering with no exercise price are exercised on the closing date, Cerberus would receive $405.2 million and our management would receive $3.0 million from the proceeds of this offering (Mr. den Dikken: $38,834, Mr. den Elzen: $66,940, Mr. Ferré: $128,972, Mr. Finazzo: $299,968, Mr. Heinemann: $529,117, Mr. Kelly: $388,646, Mr. Loechteken: $834,125, Mr. Mehta: $117,063, Mr. Nichols: $299,968, Mr. Reese: $217,050 and Mr. Simonis: $65,978), including the proceeds from the redemption of the preferred shares issued by the Bermuda Parents. Assuming a public offering price of $23.00 per ordinary share, the mid-point of the price range set forth on the front cover of this prospectus, the underwriters exercise their over allotment option and all vested options exercisable on the closing date of this offering with no exercise price are exercised on the closing date, Cerberus would receive $475.4 million and our management would receive $16.6 million from the proceeds of this offering (Mr. den Dikken $391,838, Mr. den Elzen $386,332, Mr. Ferré $497,576, Mr. Finazzo $3,026,677, Mr. Heinemann $3,121,624, Mr. Kelly $994,572, Mr. Loechteken $3,479,421, Mr. Mehta $291,226, Mr. Nichols $3,026,677, Mr. Reese $677,850 and Mr. Simonis $308,252), including the proceeds from the preferred shares issued by the Bermuda Parents.

        As of September 30, 2006, none of our ordinary shares were held by record holders in the Netherlands.

DESCRIPTION OF ORDINARY SHARES

        Set out below is a summary description of our ordinary shares and related material provisions of our articles of association and of Book 2 of The Netherlands Civil Code (Boek 2 van het Burgerlijk Wetboek), which governs the rights of holders of our ordinary shares.

Ordinary Share Capital

        As of September 30, 2006, we had 225,000 authorized ordinary shares, par value €1.00 per share, of which 45,000 were issued and outstanding. We subsequently split our shares so that each share has a par value of €0.01 per share. As of the date of this prospectus, we had 200.0 million authorized shares, par value €0.01 per share, of which 85,036,957 million will be issued and outstanding immediately after the closing of this offering.

        Pursuant to our articles of association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgment by the Company. Our ordinary shares are freely transferable.

Issuance of Ordinary Shares

        A general meeting of shareholders can approve the issuance of ordinary shares or rights to subscribe for ordinary shares, but only in response to a proposal for such issuance submitted by the Board of Directors specifying the price and further terms and conditions. In the alternative, the shareholders may designate to our Board of Directors' authority to approve the issuance and price of issue of ordinary shares. The delegation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued.

        Prior to this offering, pursuant to our articles of association, our shareholders delegated to our Board of Directors for a period of five years, the power to issue and/or grant rights to subscribe for ordinary shares up to the maximum amount of our authorized share capital which, as of the date of this prospectus was 200.0 million ordinary shares.

Preemptive Rights

        Unless limited or excluded by our shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for non-cash consideration or ordinary shares issued to our employees.

        Shareholders may limit or exclude preemptive rights. Shareholders may also delegate the power to limit or exclude preemptive rights to our Board of Directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. Prior to this offering, pursuant to our articles of association, the power to limit or exclude preemptive rights has been delegated to our Board of Directors for a period of five years.

Repurchase of Our Ordinary Shares

        We may acquire our ordinary shares, subject to certain provisions of the laws of The Netherlands and of our articles of association, if the following conditions are met:

  •
  a general meeting of shareholders has authorized our Board of Directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months;

  •
  our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

  •
  we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding one-tenth of our issued share capital.

Capital Reduction; Cancellation

        Shareholders may reduce our issued share capital either by cancelling ordinary shares held in treasury or by amending our articles of association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast.

        A partial repayment of ordinary shares under the laws of The Netherlands is only allowed upon the adoption of a resolution to reduce the par value of the ordinary shares. The repayment must be made pro rata on all ordinary shares. The pro rata requirement may be waived with the consent of all affected shareholders. In some circumstances, our creditors may be able to prevent a resolution to reduce our share capital from taking effect.

Remuneration of Our Board of Directors

        The general policy for the remuneration of our Board of Directors will be determined by a general shareholders meeting. The remuneration of directors will be set by our Board of Directors in accordance with our remuneration policy and the recommendation of the Nomination and Compensation Committee. With regard to arrangements concerning remuneration in the form of ordinary shares or share options, the Board of Directors must submit a proposal to the shareholders for approval. This proposal must, at a minimum, state the number of ordinary shares or share options that may be granted to directors and the criteria that apply to the granting of the ordinary shares or share options or the alteration of such arrangements.

General Meetings of Shareholders

        At least one general meeting of shareholders must be held every year. The rights of shareholders may only be changed by amending our articles of association. A resolution to amend our articles of association is valid if the Board of Directors makes a proposal amending the articles of association and such proposal is adopted by a simple majority of votes cast.

        The following resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

  •
  capital reduction;

  •
  exclusion or restriction of pre-emptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose;

  •
  merger or demerger.

        If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim.

        An agreement of the Company to enter into a (i) statutory merger whereby the Company is the acquiring entity, or (ii) a legal demerger, with certain limited exceptions, must be approved by the shareholders.

Voting Rights

        Each ordinary share represents the right to cast one vote at a general meeting of shareholders. All resolutions must be passed with an absolute majority of the votes validly cast except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly.

        Any major change in the identity or character of the Company or its business must be approved by our shareholders, including:

  •
  the sale or transfer of substantially all our business or assets;

  •
  the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma); and

  •
  the acquisition or disposal by us of a participating interest in a company's share capital, the value of which amounts to at least one-third of the value of our assets.

Adoption of Annual Accounts and Discharge of Management Liability

        Each year, our Board of Directors must prepare annual accounts within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant as referred to in Article 393 of Book 2 of The Netherlands Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.

        The adoption of the annual accounts by our shareholders does not release the members of our Board of Directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

Dividends

        Dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent our equity exceeds the sum of the paid and called up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold. Our Board of Directors determines whether and how much of the remaining profit they will reserve, the manner and date of such distribution and notifies shareholders.

        All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared, and will continue to be prepared, under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. Our net income for the 12 months ended December 31, 2005 and our equity as of December 31, 2005 as set forth in our annual accounts were $83.4 million and $419.7 million, respectively. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares.

Liquidation Rights

        If we are dissolved or wound up, the assets remaining after payment of our liabilities will be first applied to pay back the amounts paid up on the ordinary shares. Any remaining assets will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of The Netherlands.

Limitations on Non-Residents and Exchange Controls

        There are no limits under the laws of The Netherlands or in our articles of association on non-residents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Disclosure of Insider Transactions

        Members of our Board of Directors and other insiders within the meaning of Section 47a of The Netherlands Securities Act must report to The Netherlands Authority for the Financial Markets if they carry out or cause to be carried out, for their own account, a transaction in our ordinary shares or in securities whose value is at least in part determined by the value of our ordinary shares.

Netherlands Squeeze-out Proceedings

        If a person or a company or two or more group companies within the meaning of Article 2:24b of The Netherlands Civil Code acting in concert holds in total 95% of a Netherlands public limited liability company's issued share capital by par value for their own account, the laws of The Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating squeeze-out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

Choice of Law and Exclusive Jurisdiction

        Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above. Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the courts of The Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of The Netherlands courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in The Netherlands courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, The Netherlands for the service of any document relating to such lawsuit of other legal proceedings.

Registrar and Transfer Agent

        A register of holders of the ordinary shares will be maintained by American Stock Transfer & Trust Company in the United States who will also serve as the transfer agent. The telephone number of American Stock Transfer & Trust Company is 1-800-937-5449.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

        The following is a summary of material provisions of various transactions we have entered into with our executive officers, directors or 5% or greater shareholders and their affiliates since January 1, 2003. We believe the terms and conditions in these agreements are reasonable and customary for transactions of this type.

        We have made payments to Cerberus and third parties on behalf of Cerberus totaling approximately $1.1 million since the 2005 Acquisition. The payments to Cerberus represent reimbursement of consulting fees paid by Cerberus to individuals who have assisted us in the evaluation of portfolio or company purchases, including our acquisition of AeroTurbine. In addition, this amount also includes approximately $0.2 million of reimbursements for consulting services incurred by Cerberus in connection with Cerberus's evaluation of the 2005 Acquisition. We are currently establishing agreements directly with the consultants who we expect to retain for similar services instead of working with them through Cerberus. If we accept services from individuals employed by or contracted through Cerberus in the future, we expect these arrangements to reflect arms' length negotiations that will not be more favorable than the terms we could negotiate with an independent party. Payments to third parties on behalf of Cerberus consist of payments to advisors engaged by Cerberus in connection with the 2005 Acquisition.

        We leased two A321-200 model aircraft to Air Canada in 2002. One lease began on April 23, 2002 and lasts for a term of six years. The other lease began on May 29, 2002 and lasts for a term of ten years. We generated $12.5 million in revenue from these leases in 2005. Cerberus indirectly controls 11% of the equity of Air Canada but did not hold such equity interest in Air Canada at the time we entered into the leases.

        In February 2006, we entered into a guarantee arrangement with DvB Bank AG and Aozora Bank Limited, an entity that is majority-owned by Cerberus. In addition, Pieter Korteweg, the Chairman of our Board of Directors, and Marius Jacques Leonard Jonkhart, a non-executive director, are also on the board of directors of Aozora Bank. The guarantee supports certain of our obligations to a Japanese operating lessor of up to $13.8 million in connection with our lease of an A320 aircraft from a Japanese operating lessor. The lessor of the aircraft required the guarantee as additional credit support following the 2005 Acquisition. We leased the A320 aircraft from the Japanese operating lessor under a lease and then subleased the aircraft to an aircraft operator. In the event we fail to make certain payments related to the unwind values following the termination of the lease due to the Japanese operating lessor under our head lease, DvB Bank will make the payment on our behalf but will be reimbursed by Aozora Bank for any payments made. We have agreed to indemnify Aozora Bank for any payments it makes under the guarantee arrangement. The guarantee expires in February 2008. Under the terms of the guarantee arrangement, we are required to provide cash collateral to Aozora Bank if we breach certain financial covenants. Currently we are not in breach of any of these covenants and have not provided any cash collateral. In connection with the guarantee arrangement, we pay Aozora Bank a guarantee fee of 4.1% per annum of the amount guaranteed and have provided Aozora Bank with a second priority share pledge over the shares of the entity leasing the aircraft from the Japanese operating lessor.

        In April 2006, we entered into a senior secured revolving credit facility in the aggregate amount of up to $1.0 billion with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. See "Indebtedness—UBS Revolving Credit Facility" for more information regarding the UBS revolving credit facility. Aozora Bank is a syndicate member under the facility and participated in up to $50.0 million of the Class A loans and up to $25.0 million of the Class B loans issued thereunder, representing 7.0% of the Class A loans and 13.9%

of the Class B loans. As of September 30, 2006, we had drawn and outstanding $91.8 million of the class A loans and $23.7 million of the class B loans.

        We lease our office and warehouse located in Miami, Florida from an entity owned by the Chief Executive Officer and Chief Operating Officer of AeroTurbine. The lease for this facility expires on December 31, 2013. The lease was amended in March 2006 to adjust the rent to current market rates commencing on January 2007.

        In 2004, we entered into leases for six A320 aircraft with WizzAir Hungary Limited. As part of the transaction, WizzAir agreed to issue us shares of their equity representing 17.4% of their equity as of November 2004. In 2005, we agreed with WizzAir's other shareholders and creditors to enter into a Shareholders' and Noteholders' Agreement under which we agreed to convert trade receivables into an unsecured, non-amortizing €7.8 million note, convertible into approximately 26% of WizzAir's outstanding shares on a fully diluted basis as of February 2005). Under the terms of the Shareholders' and Noteholders' Agreement we were able to appoint a director of WizzAir between February 2005 and June 2005. We sold all of our WizzAir convertible notes in September 2006.

        We have also entered into aircraft management agreements with our joint ventures, AerVenture, AerDragon, Bella and Annabel, as well as the AerCo securitization vehicle. We believe that the terms of these agreements reflect arm's length negotiations that are no less favorable than the terms we would have negotiated with an independent party. See "Business—Aircraft—Joint Ventures".

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

General

        Prior to this offering, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that market sales of ordinary shares or availability of any ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Sales of substantial amounts of ordinary shares (including ordinary shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and our ability to raise additional capital through a future sale of securities.

        Upon completion of this offering, we will have 85,036,957 ordinary shares issued and outstanding. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such ordinary shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, holders of restricted ordinary shares will be entitled to sell those ordinary shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional ordinary shares will be available for sale as set forth below.

Lock-Up Agreements

  Lock-Up with the Underwriters

        We and our executive officers, directors and shareholders have agreed with the underwriters, subject to certain exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our ordinary shares (including, without limitation, ordinary shares which may be deemed to be beneficially owned by such executive officers, directors, shareholders and participants in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for our ordinary shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

  Management Lock-Up Agreements with Cerberus

        In connection with this offering, the members of our management and directors who have received shares or options to purchase shares of the Bermuda Parents under the Bermuda Parents Equity incentive plan have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our ordinary shares directly held by them or indirectly held through the Bermuda Parents. Subject to limited exceptions, the lock-up is for a period of two years from the date this offering is consummated. In addition, the members of our senior management and independent directors holding common shares of the Bermuda Parents also have received the right, beginning on the second anniversary of the consummation of this offering and ending on the fifth anniversary, to exchange Bermuda Parents common shares for our ordinary shares held by the selling shareholders in amounts representing their indirect interest in us held through the Bermuda Parents. To assist our management and directors in the resale of our ordinary shares held by them upon exchange, we have agreed to file a registration statement and use commercially reasonable efforts to keep the registration statement continuously effective to ensure that it is available for resales of our ordinary shares held by our management and directors.

Rule 144

        In general, Rule 144 of the Securities Act, as currently in effect, provides that a person may sell within any three-month period a number of ordinary shares that does not exceed the greater of:

  •
  1% of the total number of ordinary shares then issued and outstanding, which will equal 0.9 million ordinary shares immediately after this offering; or

  •
  the average weekly trading volume of the ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale subject to a requirement that any "restricted" ordinary shares have been beneficially owned for at least one year, including the holding period of any prior owner who was not an affiliate.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

        Under Rule 144(k), a person (or persons whose ordinary shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these ordinary shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

TAX CONSIDERATIONS

Netherlands Tax Considerations

        The following is a summary of Netherlands tax consequences of the holding and disposal of ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares. Holders should consult with their tax advisors with regards to the tax consequences of investing in the ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

        Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us as defined in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in us that qualifies for the participation exemption as laid down in The Netherlands corporate Income Tax Act 1969.

        Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect.

  Withholding Tax

        Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 25%. The expression "dividends distributed" includes, among others:

  •
  distributions in cash or in kind;

  •
  liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for the purposes of Netherlands dividend withholding tax;

  •
  an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for the purposes of Netherlands dividend withholding tax, has been made or will be made; and

  •
  partial repayment of the paid-in capital, recognized for the purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits ("zuivere winst"), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

        If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

        A U.S. Holder, as defined below, generally will be entitled to the benefits of the convention between The Netherlands and the United States for the avoidance of double taxation ("Netherlands-U.S. Treaty") if such U.S. holder is (i) the beneficial owner of the ordinary shares (and of dividends paid with respect thereto), (ii) an individual resident in the United States or a U.S. corporation, (iii) not resident in The Netherlands for Netherlands tax purposes, and (iv) not subject to an anti-treaty shopping rule. In contrast a U.S. holder generally will not be eligible for the benefits of The Netherlands-U.S. Treaty if such U.S. holder holds ordinary shares in connection with either the conduct of business through a permanent establishment or the performance of services through a fixed base in The Netherlands.

        In order to qualify for a reduction of Netherlands withholding tax under The Netherlands-U.S. Treaty, a U.S. Holder must fill out a certificate of residence (using Form IB 92 USA) and have it certified by a financial institution (generally the entity that holds the ordinary shares as custodian for the U.S. Holder). If we receive the required documentation prior to the relevant dividend payment date, then we may apply the reduced withholding rate at the source. If the U.S. Holder fails to satisfy these requirements prior to the payment of a dividend, then the U.S. Holder may claim a refund of the excess of the amount withheld over the tax treaty rate by filing form IB 92 USA, along with a supplemental statement, with The Netherlands tax authorities. Pension funds and tax-exempt organizations qualifying for a complete exemption from tax are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing Form IB 96 USA or Form IB 95 USA, respectively.

        Individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes ("Netherlands resident individuals" and "Netherlands resident entities" as the case may be), including individuals who have made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit The Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

        Pursuant to legislation to counteract "dividend stripping", a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which shareholders retain their economic interest in shares but reduce the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands state Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

  Taxes on Income and Capital Gains

        Non-residents of The Netherlands.    A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realised on the disposal or deemed disposal of the ordinary shares, provided that:

  (i)
  such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

  (ii)
  such holder does not have an interest in an enterprise or a deemed enterprise which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

  (iii)
  in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that exceed ordinary active asset management (in Dutch: "normaal vermogensbeheer") and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands ("resultaat uit overige werkzaamheden").

        Netherlands resident individuals.    If a holder of ordinary shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

  (a)
  the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has an equity interest in such enterprise, without being an entrepreneur or a shareholder, as defined in The Netherlands Income Tax Act 2001; or

  (b)
  the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that exceed ordinary active asset management ("normaal vermogensbeheer") or derives benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities ("resultaat uit overige werkzaamheden").

        If the above-mentioned conditions (a) and (b) do not apply to an individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base ("rendementsgrondslag"). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

        Netherlands resident entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 29.6% (a corporate income tax rate of 25.5% applies with respect to taxable profits up to €22,689, the first bracket for 2006).

        A Netherlands qualifying pension fund is, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund ("fiscale beleggingsinstelling") is subject to Netherlands corporate income tax at a special rate of 0%.

Gift, Estate and Inheritance Taxes

        Non-residents of The Netherlands.    No Netherlands gift, estate or inheritance taxes will arise on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in The Netherlands, unless:

  (i)
  such holder at the time of the gift has or at the time of his/her death had an enterprise or an interest in an enterprise that, in whole or in part, is or was either effectively managed in The

    Netherlands or carried out through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are or were attributable; or

  (ii)
  in the case of a gift of the ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

        Residents of The Netherlands.    Gift, estate and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or, on the death of, a holder of ordinary shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

        For purposes of Netherlands gift, estate and inheritance taxes, amongst others, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift or the death of this person. Additionally, for purposes of Netherlands gift tax, a person not holding the Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift. Applicable tax treaties may override deemed residency.

  Other Taxes and Duties

        No Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

U.S. Tax Considerations

        Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion of the holders' tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 5% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or "integrated" transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax or any state, local or foreign tax laws on a holder of ordinary shares. The discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

        For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ordinary shares that is for U.S. federal income tax purposes an individual citizen or resident of the U.S.; a U.S. corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; a trust if the trust (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons are able to control all substantial decisions of the trust or (ii) has elected to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. A "non-U.S. Holder" is a beneficial owner of our ordinary shares that is not a U.S. Holder.

  Cash Dividends and Other Distributions

        A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Netherlands tax law) as dividend income to the extent of AerCap's current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company ("PFIC") rules discussed below. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ordinary shares are expected to be readily traded on the New York Stock Exchange. As a result, assuming we are not treated as a PFIC, we should be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares and, therefore, dividends paid to an individual U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. The maximum 15% federal tax rate is scheduled to expire for taxable years commencing after December 31, 2010.

        Distributions to U.S. Holders of additional ordinary shares or preemptive rights with respect to ordinary shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, but in other circumstances may constitute a taxable dividend.

        Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder's gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

        Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on ordinary shares, to the extent the taxes do not exceed those taxes that would have been withheld had the holder been eligible for and actually claimed the benefits of any reduction in such taxes under applicable law or tax treaty, will be creditable against U.S. Holder's federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, prospective purchasers of ordinary shares should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at his election, deduct such otherwise creditable foreign taxes in computing his taxable income, subject to generally applicable limitations under U.S. law.

        A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to ordinary shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States.

Sale or Disposition of Ordinary Shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Assuming that the Company is not a PFIC and has not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales beginning in taxable years after December 31, 2010, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

        A non-U.S. Holder of ordinary shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ordinary shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Potential Application of Passive Foreign Investment Company Provisions

        We do not believe we will be classified as a PFIC for the current year. In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Certain exceptions are provided, however, for rental income derived in the active conduct of a business.

        Our belief that we will not be classified as a PFIC for the current taxable year is based on (i) our financial statements and (ii) our current plans, expectations and projections regarding the use of the net proceeds of the offering, the value and nature of our assets and the sources and nature of our income. However, the determination as to whether a foreign corporation is a PFIC is a complex determination that is based on all of the relevant facts and circumstances and that depends on the classification of various assets and income under the rules that apply in determining whether a foreign corporation is a PFIC. It is unclear how some of these rules apply to us. Further, this determination must be tested annually and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change or our business plan may result in our engaging in activities that could cause us to become a PFIC. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

        If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. If we are a PFIC, subject to the discussion of the qualified electing fund election below, a U.S. Holder of ordinary shares will be subject to additional tax and an interest charge on "excess distributions" received with respect to the ordinary shares or gains realized on the disposition of such ordinary shares. Such a U.S. Holder will have an excess distribution if distributions during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder's holding period). A U.S. Holder may realize gain on an ordinary share not only through a sale or other disposition, but also by pledging the ordinary share as security for a loan or entering into certain constructive disposition transactions. To compute the tax on an excess distribution or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder's holding period, (ii) the amount allocated to the current tax year and amounts allocated to any year before the first year in which we are a PFIC is taxed as ordinary income in the current tax year, and (iii) the amount allocated to each previous tax year (other than the any year before the first year in which we are a PFIC) is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. These rules effectively prevent a U.S. Holder from treating the gain realized on the disposition of an ordinary share as capital gain.

        If we are a PFIC and our ordinary shares are "regularly traded" on a "qualified exchange," a U.S. Holder may make a mark-to-market election, which may mitigate the adverse tax consequences resulting from the Company's PFIC status. The ordinary shares will be treated as "regularly traded" in any calendar year during which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange on which the ordinary shares are expected to be regularly traded is a qualified exchange for U.S. federal income tax purposes.

        If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC the holder generally will include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, his basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares, for which the mark-to-market election has been made, will generally be treated as ordinary income.

        Alternatively, if we become a PFIC in any year, a U.S. Holder of ordinary shares may wish to avoid the adverse tax consequences resulting from our PFIC status by making a qualified electing fund ("QEF") election with respect to our ordinary shares in such year. If a U.S. Holder makes a QEF election, the holder will be required to include in gross income each year (i) as ordinary income, its pro rata share of our earnings and profits in excess of net capital gains and (ii) as long-term capital gains, its pro rata share of our net long-term capital gains, in each case, whether or not cash distributions are actually made. The amounts recognized by a U.S. Holder making a QEF election generally are treated as income from sources outside the U.S. If, however, U.S. Holders hold at least half of the ordinary shares, a percentage of our income equal to the proportion of our income that we receive from U.S. sources will be U.S. source income for the U.S. Holders of ordinary shares. Because a U.S. Holder of shares in a PFIC that makes a QEF election is taxed currently on its pro rata share of our income, the amounts recognized will not be subject to tax when they are distributed to the U.S. Holder. An electing U.S. Holder's basis in the ordinary shares will be increased by any amounts included in income currently as described above and decreased by any amounts not subjected to tax at the time of distribution. If we are or become a PFIC, a U.S. Holder would make a QEF election in respect of its ordinary shares by attaching a properly completed IRS Form 8621 in respect of such shares to the holder's timely filed U.S. federal income tax return. For any taxable year that we determine that we are a PFIC, we will (i) provide notice of our status as a PFIC as soon as practicable following such taxable year and (ii) comply with all reporting requirements necessary for U.S. Holders to make QEF elections, including providing to shareholders upon request the information necessary for such an election.

        Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election (a "retroactive QEF election") may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) to the extent provided for in applicable Treasury Regulations, filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes for all taxable years of the shareholder to which the protective statement applies. If required to be filed to preserve the U.S. Holder's ability to make a retroactive QEF election, the protective statement must be filed by the due date of the investor's return (including extensions) for the first taxable year to which the statement is to apply. U.S. Holders should consult their own tax advisor regarding the advisability of filing a protective statement.

        As discussed above, if we are a PFIC, a U.S. Holder of ordinary shares that makes a QEF election (including a proper retroactive QEF election) will be required to include in income currently its pro rata share of our earnings and profits whether or not we actually distribute earnings. The use of earnings to fund reserves or pay down debt or to fund other investments could result in a U.S. Holder of ordinary shares recognizing income in excess of amounts it actually receives. In addition, our income from an investment for U.S federal income tax purposes may exceed the amount we actually receive. If we are a PFIC and a U.S. Holder makes a valid QEF election in respect of their ordinary shares, such holder may be able to elect to defer payment, subject to an interest charge for the deferral period, of the tax on income recognized on account of the QEF election. Prospective purchasers of ordinary shares should consult their tax advisors about the advisability of making a QEF election, protective QEF election and deferred payment election.

        Miscellaneous itemized deductions of an individual U.S. person can only be deducted to the extent that all of such person's miscellaneous itemized deductions exceed 2% of their adjusted gross income. In addition, an individual's miscellaneous itemized deductions are not deductible for purposes of computing the alternative minimum tax. Certain expenses of the Company might be a miscellaneous itemized deduction if incurred by an individual. A U.S. person that owns an interest in a "pass-through entity" is treated as recognizing income in an amount corresponding to its share of any item of expense that would be a miscellaneous itemized deduction and as separately deducting that item subject to the limitations described above. If it is determined that we are a PFIC, the IRS could take the position that we are a "pass-through entity" with respect to a U.S. Holder of ordinary shares that makes a QEF election.

        Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such Holder must file Internal Revenue Service Form 8621.

        We urge prospective purchasers of ordinary shares to consult their tax advisers concerning the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election and QEF election discussed above.

  Information Reporting and Backup Withholding

        Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid to holders that are U.S. taxpayers, other than corporations and other exempt recipients. A 28% "backup" withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

        THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman Sachs & Co. and Lehman Brothers Inc. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
JP Morgan Securities Inc.
Citigroup Global Markets Inc.
Calyon Securities (USA) Inc.

Total	26,100,000

        The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ordinary shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                      a share to other underwriters or to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

        The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,915,000 additional ordinary shares, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter's name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            and total proceeds to the selling shareholders would be $            .

        The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

        Our ordinary shares have been authorized for listing on the New York Stock Exchange under the symbol "AER".

        We, the selling shareholders, all of our directors and executive officers and certain of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Goldman Sachs & Co. and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of ordinary shares to the underwriters;

  •
  our issuance of ordinary shares upon the exercise of an option or a warrant; or

  •
  the issuance of ordinary shares in connection with the acquisition of, or a joint venture with, another company if the aggregate number of ordinary shares issued in such transactions, taken together, does not exceed 5% of the aggregate number of ordinary shares issued in this offering.

        The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the "lock-up" restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $                      , which includes accounting and a portion of the legal and printing costs and various other fees associated with registering and listing our ordinary shares.

        The following table shows the per share and total underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional ordinary shares from the selling shareholders.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

        In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ordinary shares in the offering, if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The representative may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

        Other than this prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

        From time to time, certain of the underwriters and their respective affiliates have provided, and continue to provide, investment banking and other services to us for which they receive customary fees and commissions.

        An affiliate of Lehman Brothers Inc. (the "Lehman Affiliate") has a 2.7% participation interest in the limited partnership interests that Cerberus holds in our indirect shareholders. Proceeds from this offering received by our selling shareholders will be distributed to our indirect shareholders and used to pay all accrued and unpaid dividends on, and redeem, certain preferred shares issued by our indirect shareholders. The Lehman Affiliate will receive 2.7% of the accrued and unpaid dividends and liquidation preference payments made to Cerberus in respect of the preferred shares held by it. For more information, see "Principal and Selling Shareholders". We expect that the remaining proceeds, if any, from this offering received by our indirect shareholders will be distributed to the common shareholders of each indirect shareholder. The Lehman Affiliate will receive 2.7% of the remaining proceeds, if any, to be paid to Cerberus in respect of its ownership of our indirect shareholders' common shares.

        Assuming an offering price of $23.00 per share, (the mid-point of the price range set forth on the cover of this prospectus), the sale by the selling shareholders of the number of shares set forth on the cover of this prospectus and distribution of the proceeds of this offering as described above, the Lehman Affiliate would receive $11,752,290.00 of the proceeds of this offering received by the selling shareholders.

        Affiliates of Calyon Securities (USA), Inc. (each a "Calyon Affiliate") are lenders to AeroTurbine under its senior secured term loan and junior term loan (the "Calyon Loans") and a revolving credit facility (the "Calyon Revolving Credit Facility"), all entered into on April 26, 2006. See "Indebtedness—AeroTurbine Calyon Loans and Facility".

        Our AerDragon joint venture is 25% owned by a Calyon Affiliate. See "Business—Aircraft—Joint Ventures—AerDragon".

        In September 2005, a Calyon Affiliate provided a liquidity facility in the amount of $67.0 million, which may be drawn upon to pay certain expenses of Aircraft Lease Securitisation. See "Indebtedness—Aircraft Lease Securitisation—Liquidity".

        In October 2006, we entered into a $248.0 million senior secured term loan with a syndicate of banks led by a Calyon Affiliate to finance the purchase of 25 aircraft from GATX. See "Indebtedness—GATX Aircraft Calyon Facility".

        In January 2006, AerVenture and a Calyon Affiliate signed a term sheet pursuant to which the Calyon Affiliate agreed to arrange and manage a syndicated credit facility to finance a portion of the pre-delivery payments to Airbus in an amount up to $119.0 million. The Calyon Affiliate's obligations under the term sheet are subject to the parties entering into definitive documentation. See "Indebtedness—AerVenture Pre-delivery Payment Facility".

        An employee of a Calyon Affiliate, Franck Genet, is a director of Lyon Location S.à.r.l., our wholly-owned subsidiary. For this role, Mr. Genet receives customary compensation.

        An affiliate of Wachovia Capital Markets, LLC (the "Wachovia Affiliate") is a party to a senior credit agreement (the "Wachovia Senior Credit Agreement") with AerCap AT, an entity which was a wholly-owned subsidiary of AeroTurbine and in May 2006 merged with AeroTurbine. The Wachovia Senior Credit Agreement was entered into on April 26, 2006, with the Wachovia Affiliate acting as a co-documentation agent for several banks and financial institutions. See "Indebtedness—AeroTurbine Calyon Loans and Facility".

        Affiliates of UBS Securities LLC are lenders to our consolidated subsidiary, AerFunding 1 Limited, under its non-recourse $1.0 billion senior secured revolving credit facility (the "UBS Revolving Credit Facility"). The UBS Revolving Credit Facility was entered into on April 26, 2006. See "Indebtedness—UBS Revolving Credit Facility".

        A non-executive director of the Company, W. Brett Ingersoll, previously served as a partner of an affiliate of JP Morgan from 1993 to 2002. For more information, see "Management—Directors and Executive Officers—Directors".

        We intend to use all of the net proceeds we receive from the sale of our ordinary shares to repay indebtedness owed by AeroTurbine to certain affiliates of Calyon Securities (USA), Inc. who are lenders under the Calyon Loans and Calyon Revolving Credit Facility. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule provides generally that if more than 10% of the net proceeds from the sale of equity securities, not including underwriting compensation, is paid to an underwriter of such equity securities or their affiliates, the public offering price of the securities can be no higher than that recommended by a "qualified independent underwriter" (as such term is defined in Rule 2720). In accordance with such requirements, Morgan Stanley has agreed to serve as a "qualified independent underwriter" and has conducted due diligence and has recommended a maximum price for the ordinary shares.

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations among us, the selling shareholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and the prospects of our industry in general, sales, earnings and certain other financial operating information relating to us in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us, the selling shareholders or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        The ordinary shares offered pursuant to this prospectus are not being registered under the Securities Act for the purpose of sales outside the United States.

        European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the ordinary shares are not, will not, and may not be offered to the public in that Relevant Member State except that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, ordinary shares may be offered to the public in that Relevant Member State at any time:

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  in the period beginning on the date of publication of a prospectus in relation to ordinary shares, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive in that Relevant Member States and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member States;

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  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) total balance sheet assets of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

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  in any other circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member States and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member States.

        United Kingdom.    This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as "relevant persons"). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ordinary share will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

  (b)
  it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

        The Netherlands.    The ordinary shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities domiciled or resident in The Netherlands who are professional parties within the meaning of section 1a, in Subsection 3 of The Netherlands Exemption Regulation to the Netherlands Act on the supervision of the Securities Trade 1995 (vrijstellingsregeling wet toezicht effecten-verkeer 1995), as amended from time to time, which includes banks, certain securities intermediaries, including dealers and brokers, insurance companies, pension funds, and certain other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        Hong Kong.    The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        Japan.    The ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Ireland.    Under the Irish Investment Intermediaries Acts 1995-2000, a person or persons acting in concert proposing to acquire a direct or indirect holding of our ordinary shares or other interest in us must give the Irish Financial Services Regulatory Authority prior written notice of such proposed acquisition if the acquisition would (i) represent 10% or more of the our capital or voting rights; (ii) result in the proportion of capital or voting rights in us held by such person or persons reaching or exceeding 10%, 20%, 33% or 50% of the capital or voting rights in us; or (iii) in the opinion of the Financial Regulator of Ireland, make it possible for that person or those persons to control or exercise a significant influence over the management of either or both of our Irish regulated entities. Pursuant to the Irish Investment Intermediaries Acts 1995-2000, any such proposed acquisition shall not proceed until (a) the Irish Financial Services Regulatory Authority has informed us and such acquiring person or persons that it approves of such acquisition or (b) the period prescribed in section 40 of the Irish Investment Intermediaries Acts 1995-2000 has elapsed without the Irish Financial Regulator having refused to grant such approval. Corresponding provisions apply for the disposition of our ordinary shares except that, in such case, no approval is required, but notice of the disposition must be given.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a Netherlands public limited liability company ("naamloze vennootschap"). Most of our directors and executive officers live outside of the United States. Most of the assets of our directors and most of our assets are located outside of the United States. As a result, it may not be possible to serve process on us or on such persons in the United States or to enforce judgments obtained in U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. Under our articles of association (i) certain disputes between, among others, our shareholders and us and or our directors must be exclusively submitted to Netherlands courts, and (ii) the legal relationships between, among others, those persons are governed by the laws of The Netherlands. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions. In addition, there is doubt as to whether Netherlands courts will enforce claims for punitive damage. An award rendered by a foreign court is recognized and enforceable in The Netherlands only under a treaty to that effect between the state of the foreign court and The Netherlands. In the absence of a treaty providing for the recognition and enforcement of judgments of U.S. courts, Netherlands courts will not recognize and enforce judgments of U.S. courts based upon these civil liability provisions.

LEGAL MATTERS

        Certain legal matters will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York, and NautaDutilh N.V., The Netherlands will pass upon the validity of the ordinary shares. Davis Polk & Wardwell, New York, New York is representing the underwriters in this offering.

EXPERTS

        The financial statements for AerCap B.V. as of December 31, 2004 and for the years ended December 31, 2003 and 2004 and the six months ended June 30, 2005 and for AerCap Holdings C.V. as of December 31, 2005 and for the period from June 27 to December 31, 2005 included in this prospectus, have been so included in reliance on the reports (which contain explanatory paragraphs relating to the restatement of the consolidated financial statements as of December 31, 2004 and for each of the two year periods ending December 31, 2004 and for the periods from January 1, 2005 to June 30, 2005 and from June 27, 2005 to December 31, 2005) of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The historical combined financial statements of AeroTurbine, Inc. as of December 31, 2005 and the year then ended, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, which includes an explanatory paragraph that on April 26, 2006, AeroTurbine, Inc. was acquired by AerCap Inc., and upon authority of said firm as experts in accounting and auditing.

        The section in this prospectus entitled "Aircraft, Engine and Aviation Parts Industry" is based upon information either compiled or produced by Simat, Helliesen & Eichner, Inc. and is included on reliance upon the authority of that firm as an expert. In the introduction to such section, Simat, Helliesen & Eichner notes that it has taken reasonable care in the compilation of the statistical and graphical information it has provided and believes such information to be accurate and correct, but that its compilation of such data is subject to limited verification, audit and validation procedures.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement, of which this prospectus is a part, on Form F-1 with the SEC relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. For further information, we refer you to the registration statement and the exhibits filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy that has been filed.

        Upon declaration of effectiveness of the registration statement, we will become subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Accordingly, we will be required to file reports and other information with the SEC, including reports on Form 20-F and Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: AerCap Holdings N.V., Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands, +31-20-655-9655.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
AerCap Holdings C.V. Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-4
Consolidated Income Statements for the years ended December 31, 2003 and 2004, the six months ended June 30, 2005 and the period from June 27, 2005 to December 31, 2005	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2004, the six months ended June 30, 2005 and the period from June 27 to December 31, 2005	F-6

Consolidated Statements of Changes in Shareholders' Equity and Partners' Capital for the years ended December 31, 2003 and 2004, the six months ended June 30, 2005 and the period from June 27, 2005 to December 31, 2005	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Interim Balance Sheets as of December 31, 2005 and September 30, 2006	F-51
Unaudited Condensed Consolidated Interim Income Statements for the six months ended June 30, 2005 the three months ended September 30, 2005, and the nine months ended September 30, 2006	F-52
Unaudited Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2005 the three months ended September 30, 2005, and the nine months ended September 30, 2006	F-53
Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-54
AeroTurbine, Inc. Combined Financial Statements
Independent Auditors' Report	F-70
Combined Balance Sheet as of December 31, 2005	F-71
Combined Statement of Operations for the year ended December 31, 2005	F-72
Combined Statement of Shareholders' Equity for the year ended December 31, 2005	F-73
Combined Statement of Cash Flows for the year ended December 31, 2005	F-74
Notes to Combined Financial Statements	F-75

Report of Independent Registered Public Accounting Firm

To: the General Partner of AerCap Holdings C.V.

        We have audited the accompanying consolidated balance sheet of AerCap Holdings C.V. (the "Successor") and its subsidiaries as of December 31, 2005 and the related consolidated statements of income, partners' capital and cash flows for the period from June 27, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AerCap Holdings C.V. and its subsidiaries, at December 31, 2005, and the results of their operations and cash flows for the period June 27, 2005 to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the consolidated statement of cash flows has been restated for the period from June 27, 2005 to December 31, 2005.

Rotterdam, May 19, 2006,
except for "debt issuance costs" and "investments in direct finance leases" as described in note 1 which is dated July 28, 2006
PricewaterhouseCoopers Accountants N.V.

/s/ Andre Tukker

Andre Tukker

Report of Independent Registered Public Accounting Firm

To: the General Partner of AerCap Holdings C.V.

        We have audited the accompanying consolidated balance sheet of debis AirFinance B.V. (the "Predecessor") and its subsidiaries as of December 31, 2004, and the related consolidated statements of income, shareholders' equity and cash flows for the period from January 1, 2005 to June 30, 2005 and for the years ended December 31, 2004 and December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of debis AirFinance B.V. and its subsidiaries, at December 31, 2004, and the results of their operations and cash flows for the period January 1, 2005 to June 30, 2005 and for the years ended December 31, 2004 and December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the consolidated financial statements have been restated as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 and for the period from January 1, 2005 to June 30, 2005.

Rotterdam, May 19, 2006,
except for "debt issuance costs" and "investments in direct finance leases" as described in note 1 which is dated July 28, 2006
PricewaterhouseCoopers Accountants N.V.

/s/ Andre Tukker

Andre Tukker

AerCap Holdings C.V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 and 2005

		December 31,
	Note	2004 AerCap B.V. (restated)	2005 AerCap Holdings C.V.
		(US dollars in thousands)
Assets
Cash and cash equivalents		$143,640	$183,554
Restricted cash	3	118,422	157,730
Trade receivables, net of provisions of $23,255 and $3,405	4	5,826	6,575
Flight equipment held for operating leases, net	5	2,748,347	2,189,267
Net investment in direct finance leases	6	141,015	1,072
Notes receivable, net of provisions, of $51,500 and $2,563	7	250,774	196,620
Prepayments on flight equipment	8	135,202	115,657
Investments	9	21,866	3,000
Intangible lease premium, net	10	—	38,571
Derivative assets	11	—	18,420
Deferred income taxes	17	22,903	99,346
Other assets	12	26,955	51,421

Total Assets		$3,614,950	$3,061,233

Liabilities and Partners' Capital
Accounts payable		$6,856	$2,575
Accrued expenses and other liabilities	13	46,483	76,562
Accrued maintenance liability		160,762	150,322
Lessee deposit liability		59,997	56,386
Term debt	14	3,115,492	2,172,995
Accrual for onerous contracts	15	87,097	152,634
Deferred revenue	16	26,082	22,009
Derivative liabilities	11	20,144	8,087
Deferred income taxes	17	65,022	—
Commitments and contingencies	29	—	—

Total Liabilities		3,587,935	2,641,570
Ordinary share capital, €453.78 par value (800,000 shares authorized, 736,203 shares issued and outstanding)	18	333,780	—
General partner's capital	19	—	3,700
Limited partners' capital	19	—	366,300
Accumulated other comprehensive (loss) income		(181)	—
Accumulated (deficit) retained earnings		(306,584)	49,663

Total shareholders' equity / partners' capital		27,015	419,663

Total liabilities and shareholders' equity / partners' capital		$3,614,950	$3,061,233

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings C.V. and Subsidiaries

Consolidated Income Statements

For the Years Ended December 31, 2003 and 2004, the Six Months Ended June 30, 2005,
and the Period from June 27 to December 31, 2005

		AerCap B.V.			AerCap Holdings C.V.
		Year ended December 31,
	Note	2003 (restated)	2004 (restated)	Six months ended June 30, 2005	June 27 to December 31, 2005
		(US dollars in thousands, except per share amounts)
Revenues
Lease revenue	21	$343,045	$308,500	$175,333	$173,568
Sales revenue		7,499	32,050	79,574	12,489
Management fee revenue		13,400	15,009	6,512	7,674
Interest revenue		22,432	21,641	13,130	20,335
Other revenue	1	84,568	13,667	3,459	1,006

Total Revenues		470,944	390,867	278,008	215,072
Expenses
Depreciation and amortization	5	143,303	125,877	66,407	45,918
Cost of goods sold		6,657	18,992	57,632	10,574
Aircraft impairment	23	6,066	—	—	—
Goodwill impairment	24	—	132,411	—	—
Impairment of investments	25	—	2,260	—	—
Interest on term debt	14	123,435	113,132	69,857	44,742
Operating lease in costs	15	50,650	35,770	13,877	11,441
Leasing expenses		3,610	30,536	9,688	12,213
Provision for doubtful notes and accounts receivable	4,7	13,559	634	3,161	3,002
Restructuring expenses	26	19,260	—	—	—
Selling, general and administrative expenses	25	39,267	36,449	19,559	26,949

Total Expenses		405,807	496,061	240,181	154,839

Income (Loss) from continuing operations before income taxes		65,137	(105,194)	37,827	60,233
Provision for income taxes	17	(28,222)	(168)	(4,127)	(10,570)

Net Income (Loss)		$36,915	$(105,362)	$33,700	$49,663

Basic and diluted earnings (loss) per share		$50.14	$(143.12)	$45.78	—

Weighted average shares outstanding, basic and diluted		736,203	736,203	736,203	—

Pro forma net income, earnings per share and weighted average shares due to change in organizational structure (unaudited)
Net income as reported		—	—	—	$49,663
Pro forma income taxes	2	—	—	—	3,036

Pro forma net income		—	—	—	$46,627

Pro forma basic earnings per share, basic and diluted		—	—	—	$0.60
Pro forma weighted average shares, basic and diluted		—	—	—	78,236,957

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings C.V. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2004, the Six Months Ended June 30, 2005
and the Period from June 27 to December 31, 2005

	AerCap B.V.
	Year ended December 31,			AerCap Holdings C.V.
	2003 (restated)	2004 (restated)	Six months ended June 30, 2005 (restated)	June 27 to December 31, 2005 (restated)
	(US dollars in thousands)
Net income (loss)	$36,915	$(105,362)	$33,700	$49,663
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	143,303	125,877	66,407	45,918
Amortization of intangible lease premium	—	—	—	6,563
Impairment of flight equipment held for operating lease	6,066	—	—	—
Goodwill impairment	—	132,411	—	—
Provision for doubtful notes and accounts receivable	13,559	634	3,161	3,002
Capitalized interest on pre-delivery payments	(8,045)	(7,850)	(3,084)	(2,767)
Gain on disposal of assets	(12,216)	(21,311)	(24,906)	(2,645)
Mark-to-market of non-hedged derivatives	(90,367)	(22,708)	(11,783)	(19,028)
Deferred taxes	27,051	(1,799)	3,505	10,101
Changes in assets and liabilities:
Trade receivables and notes receivable, net	82,358	16,842	59,023	9,846
Other assets	(11,407)	14,182	(18,101)	509
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(47,031)	(42,059)	(909)	5,727
Deferred revenue	(16,572)	3,076	262	2,349

Net cash provided by operating activities	123,614	91,933	107,275	109,238
Purchase of flight equipment	(222,041)	(313,213)	(74,679)	(124,191)
Proceeds from sale/disposal of assets	8,091	16,379	91,863	12,718
Principle repayments from investments	6,132	9,821	—	—
Prepayments on flight equipment	(52,923)	(33,366)	(19,711)	(26,604)
Purchase of investments	—	(2,260)	(3,000)	—
Purchase of subsidiaries, net of cash acquired	—	5,769	—	(1,245,609)
Movement in restricted cash	(55,429)	98,389	20,052	(47,573)

Net cash (used in) provided by investing activities	(316,170)	(218,481)	14,525	(1,431,259)
Issuance of term debt	464,180	303,170	63,085	2,231,633
Repayment of term debt	(218,968)	(160,842)	(239,369)	(1,058,095)
Debt issuance costs paid	(7,311)	(5,782)	(772)	(38,066)
Issuance of partnership and equity interests, respectively	—	—	35,051	370,000

Net cash provided by (used in) financing activities	237,901	136,546	(142,005)	1,505,472

Net increase (decrease) in cash and cash equivalents	45,345	9,998	(20,205)	183,451
Effect of exchange rate changes	(198)	2,374	233	103
Cash and cash equivalents at beginning of period	86,121	131,268	143,640	—

Cash and cash equivalents at end of period	$131,268	$143,640	$123,668	$183,554

Supplemental cash flow information:
Interest paid	$139,818	$124,210	$77,042	$54,980
Taxes (refunded) paid	506	1,734	55	(605)

		Ancla		AerCap B.V.
Fair values of assets acquired and liabilities assumed in purchase acquisitions		(Dollars in Thousands)		(Dollars in Thousands)
Assets acquired		$139,114		$2,838,918
Liabilities assumed		(132,903)		(1,469,641)

Cash paid		$6,211		$1,369,277

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings C.V. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Partners' Capital

For the Years Ended December 31, 2003 and 2004, the Six Months Ended June 30, 2005,
and the Period from June 27 to December 31, 2005

AerCap B.V.	Number of shares	Share capital	Accumulated other comprehensive (loss) gain	Retained (loss) earnings	Total shareholders' equity
	(US dollars in thousands)
Year ended December 31, 2003, as restated
Balance at January 1, 2003	736,203	$333,780	$(133,036)	$(105,101)	$95,643
Restatement			133,036	(133,036)	—

Restated balance at January 1, 2003	736,203	$333,780	$—	$(238,137)	$95,643

Comprehensive income:
Net loss for the year	—	$—	$—	$36,915	$36,915
Other comprehensive income	—	—	—		—

Comprehensive income	—	—	—		36,915

Balance at December 31, 2003	736,203	$333,780	$—	$(201,222)	$132,558

Year ended December 31, 2004, as restated
Balance at January 1, 2004	736,203	333,780	—	(201,222)	132,558
Comprehensive income:
Net loss for the year	—	$—	$—	$(105,362)	$(105,362)
Other comprehensive income:
Minimum pension liability adjustment	—	—	(181)	—	(181)

Comprehensive income				—	(105,543)

Balance at December 31, 2004	736,203	$333,780	$(181)	$(306,584)	$27,015

Six months ended June 30, 2005
Balance at January 1, 2005	736,203	$333,780	$(181)	$(306,584)	$27,015
Issuance of equity capital	63,797	35,051			35,051
Comprehensive income:
Net income for the period	—	—	—	33,700	33,700
Other comprehensive income	—	—	—	—	—

Comprehensive income					33,700

Balance at June 30, 2005	800,000	$368,831	$(181)	$(272,884)	$95,766

AerCap Holdings C.V.	Partnership percentage	Partnership capital	Accumulated other comprehensive gain	Retained (loss) earnings	Total partners' capital
	(US dollars in thousands)
Period from June 27 to December 31, 2005
Balance at June 27, 2005	—	—	—	—	—
Partnership capital issued
General Partner	1%	3,700	—	—	3,700
Limited Partners	99%	366,300	—	—	366,300
Comprehensive income:
Net income for the period	—	—	—	49,663	49,663
Other comprehensive income	—	—	—	—	—

Comprehensive income					49,663

Balance at December 31, 2005	100%	$370,000	$—	$49,663	$419,663

Partners' Capital allocable to:
General Partner					$4,197
Limited Partners					$415,466

The accompanying notes are an integral part of these consolidated financial statements.

AerCap Holdings C.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

        AerCap Holdings C.V. is a limited partnership ("commanditaire vennootschap") formed under the laws of The Netherlands. The consolidated financial statements include the accounts of AerCap Holdings C.V. and its subsidiaries (collectively, the "Company"). The Company is an operating lessor of commercial aircraft and also provides a wide range of aircraft management services to other owners of aircraft. The Company is headquartered in Amsterdam, The Netherlands, and has offices in Shannon, Ireland and Ft. Lauderdale, Florida. The Company's continuing operations are considered to operate in one reportable segment—leasing, financing and management of commercial aviation assets.

        The Company was formed on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. ("AerCap B.V.") and continues as the successor entity. The Company was formed by four Luxembourg limited partners and one Luxembourg general partner. Ultimate ownership of the Luxembourg companies is held indirectly by a combination of investment funds managed by Cerberus Capital Management, L.P. (together, "Cerberus") and members of the senior management team of AerCap B.V. and subsidiaries.

Acquisition of AerCap B.V.

        On June 30, 2005, Cerberus purchased all of the share capital of AerCap B.V. from DaimlerChrysler Coordination Center SCS, DaimlerChrysler Aerospace AG, Bayerische Landesbank Girozentrale, DZ BANK AG Deutsche-Zentral-Genossenschaftsbank, Dresdner Bank AG in Frankfurt am Main, HVB Banque Luxembourg Société Anonyme (collectively, the "Previous Shareholders") and Kreditanstalt für Wiederaufbau (collectively with the Previous Shareholders, the "Previous Shareholder Lenders"), as well as the rights and obligations of the Previous Shareholder Lenders under certain subordinated and senior debt instruments under which the Predecessor was obligated (the "Acquisition").

        The Acquisition was effected through an all-cash payment of $1,291,493 to the Previous Shareholder Lenders. $1,000,000 of the purchase price was financed through a term loan from a syndicate of lenders and arranged by a US investment bank. The remainder was financed from partnership capital investments.

        The Acquisition of AerCap B.V. by Cerberus and its affiliates is accounted for as a purchase in conformity with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations.

        The sources and uses of funds in connection with the acquisition are summarized below:

Sources:
Proceeds from secured term loan	$1,000,000
Proceeds from partnership capital invested	370,000

Total sources	1,370,000
Uses:
Payment to Previous Shareholder Lenders	(1,291,493)
Transaction costs	(42,733)
Additional equity contribution to AerCap B.V.	(35,051)

(1,369,277)

Remaining cash	$723

        The Company has allocated the purchase price to the assets acquired and liabilities assumed as of the date of the acquisition as indicated in the table below:

	Fair Values Acquired
Flight equipment held for operating lease	$2,085,221
Prepayments on flight equipment	119,200
Intangible lease premium	45,134
Deferred tax asset	109,447
Cash and cash equivalents	123,668
Other	359,019

Total assets	2,841,689
Accrued maintenance liability	135,114	(1)
Term debt	999,457
Other	337,841

Total liabilities	1,472,412

Cash paid	$1,369,277

(1)
represents the present value effect of the company's legal obligation to: (i) release supplemental rent collected to the lessor for maintenance incurred; and (ii) contribute to lessor maintenance obligations.

Acquisition of Ancla Ireland Limited

        The Company acquired all the shares in an Irish incorporated company ("Ancla") which owned one aircraft under finance lease on October 18, 2004. The results of operations for Ancla are included in our consolidated financial statements from the date of the acquisition. A summary of the fair value of assets acquired and liabilities assumed is as follows:

Fair values acquired
Net investment in direct finance lease	$127,134
Cash	11,980

Total assets	139,114
Term debt	126,716
Deferred tax liability	6,187

Total liabilities	132,903

Cash paid	$6,211

Deconsolidation of AerCo

        AerCo Limited ("AerCo") is a special-purpose limited liability company incorporated under the laws of Jersey. AerCo is a securitization vehicle financed through the issuance of five classes of notes, of which the Company had previously held the two most subordinated classes (D and E notes). As of December 31, 2005, AerCo owned 58 aircraft which it leases to customers worldwide. The Company provides cash management, administrative and remarketing services to AerCo for a fee. AerCo is a variable interest entity which was fully consolidated in the Company's accounts until March 31, 2003.

        On March 31, 2003, the Company sold a portion of its interest in the AerCo E notes to an unrelated third party. In accordance with FIN 46, the Company determined that it was not the primary beneficiary of AerCo and deconsolidated its investment in AerCo with effect from March 31, 2003. At the time of the deconsolidation, Aerco's net equity value was ($36,666), which was $72,222 less than the fair value of our remaining D and E note interests in AerCo at the time of the deconsolidation. We recognized this difference of $72,222 as other revenue in our 2003 results when we deconsolidated AerCo. In 2005, the Company sold 80% of its investment in AerCo D notes for a price which was $4,626 in excess of the combined D and E note carrying value and recognized such excess as a gain on sale. The Company has fully provided for its remaining D and E note interest in AerCo and has no remaining balance sheet exposure to the vehicle.

        In addition to the $72,222 gain on deconsolidation described above, the significant amounts of AerCo's results through March 2003 consolidated in the Company's Consolidated Income Statement for the year ended December 31, 2003 were as follows:

2003
Total revenues	$34,157
Aircraft depreciation	14,460
Interest on term debt	19,274
Leasing expenses	1,862
Provision for doutful notes and accounts receivable	1,243
Selling, general and administrative expenses	1,830

Net loss	$4,512

        As described below in the discussion of the hedge accounting restatement, the Company recorded a gain on deconsolidation of $72,222 which is recorded as other revenue in the 2003 income statement.

Risks and uncertainties

        The Company is dependent upon the viability of the commercial aviation industry, which determines its ability to service existing and future operating leases of the Company's aircraft. Although the airline industry has recently experienced partial recovery from the downturn occurring after September 11, 2001, the airline industry remains exposed to historical highs in jet fuel prices, which has restricted improvements in airline financial strength. Overcapacity and high levels of competition in some geographical markets may create occasional unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and aircraft values. The value of the Company's largest asset on its balance sheet—flight equipment held for operating leases—is subject to fluctuations in the values of commercial aircraft worldwide. A material decrease in aircraft values could have a downward effect on lease rentals and residual values and may require that the carrying value of aircraft be materially reduced.

        The value of trade receivables, notes receivable, intangible lease premium assets and the accrual for onerous contracts are dependent upon the financial viability of related lessees, which is directly tied to the health of the commercial aviation market worldwide.

        The Company has significant tax losses carried forward in some of its Irish subsidiaries, some of which are recognized as tax assets on the Company's balance sheets after application of partial valuation allowances. The recoverability of these assets is dependent upon the ability of those Irish entities to generate a certain level of income in the future. If those entities cannot generate such income, the Company will not realize the value of those tax assets and a corresponding valuation allowance and provision will be required.

        The Company expects to fund a significant portion of its forward order delivery obligations (Note 8) through borrowings secured by the related aircraft. The unavailability to the Company of such secured borrowings at the time of delivery could have a material impact on the Company's ability to meet its obligations under the forward order contract. If the Company cannot meet its obligations under such contract, it will not recover the value of prepayments on flight equipment on its balance sheets and may be subject to other contract breach damages.

        The Company periodically performs reviews of its carrying values of aircraft and customer receivables, the recoverable value of deferred tax assets and the sufficiency of accruals and provisions, substantially all of which are sensitive to the above risks and uncertainties.

Accounting restatements

        The Company has restated it previously issued financial statements to correct its accounting for the following items:

        Lease revenue and leasing expenses—In the year ended December 31, 2004 the Company accounted for aircraft lessee supplemental maintenance rent amounts as revenue upon receipt and also recognized the same amount as a leasing expense related to the accrual of a maintenance liability. The Company has corrected its accounting for the year ended December 31, 2004 so that receipts of reimbursable lessee supplemental maintenance rent are recognized as an addition to the accrued maintenance liability upon receipt, and that unreimbursed maintenance-related receipts are recognized as revenue when the related lease terminates or when the Company is no longer liable under an existing contract for reimbursement of amounts received. The effect of the restatement has been to decrease the amount of revenue and expense recorded on the 2004 income statement each by $48,770. This correction had no effect on income taxes, net income or shareholders' equity.

        Accounting for defeased liabilities—The Company is party to four sale-leaseback transactions originating in 1998-1999 covering four aircraft. In these transactions, the Company sold aircraft to lessors and leased them back under long-term capital leases. All but a small portion of the sale proceeds were placed back into the structure in interest-bearing instruments with the lenders to the lessors. The funds placed with the lender to the transaction are sufficient to fully offset the Company's minimum lease payments under the capital leaseback. In two of the transactions, none of the Company's obligations under the capital leases were legally defeased. In the other two transactions, only a portion of the Company's obligations were legally defeased. According to SFAS 140, only those liabilities which are legally defeased can be de-recognized from the Company's balance sheet. Accordingly, the Company has restated its balance sheet for December 31, 2004 to include capital lease obligations (term debt) and notes receivable both for an amount of $171,234. In addition, the income statement has been restated to include additional amounts of both interest revenue from the notes receivable and interest expense on the capitalized lease obligations of $8,707 for the year ended December 31, 2004 and $7,887 for the year ended December 31, 2003.

        Since interest revenue and interest expense are the same amounts, the restatement did not have any effect on income taxes or on net income. The aircraft which are the subject of these transactions continue to be shown as flight equipment held for operating leases.

        In the acquisition of Ancla, the Company acquired one aircraft under a finance lease which was financed by secured debt from a European bank. Payments to be received under the finance lease were sufficient to cover payments remaining under the secured debt. The Company separately accounted for revenue earned under the finance lease and interest expense accrued under the secured loan for the period from acquisition in 2004 to the termination of both the finance lease and the secured note in early 2005, but netted the associated assets and liabilities. As the obligation under the secured loan was not legally defeased, the finance lease receivable and the secured loan obligation in the balance sheet at December 31, 2004 have been restated. The impact of the restatement at December 31, 2004 is an increase to finance lease receivable of $134,112, an increase to term debt of $137,249 and an increase to other assets (interest receivable) of $3,137. This correction had no effect on income taxes, net income or shareholders' equity.

        Hedge Accounting—The Company uses derivative instruments as economic hedges to mitigate its exposure to interest rate risks. With few exceptions, it has always been the intention of the Company to designate such derivative instruments as "hedges" in accordance with FAS No. 133 "Accounting for Derivative instruments and Hedging Activities", as amended ("FAS 133"). Following the Company's comprehensive review of how it has applied FAS 133 to its derivative instrument activities, the Company determined that its hedge documentation at the inception of the hedge is not adequate to meet the requirements of FAS 133. Specifically, the Company's designation of the derivative as a hedge and its documentation of the hedge effectiveness do not contain evidence that such documentation was put in place concurrently with the purchase of the derivative. The accounting for all derivatives previously designated as hedges under FAS 133 has been restated to account for such instruments as non-hedged transactions. Accordingly, all changes in the fair values of derivatives previously designated as hedges, which had been recorded as part other comprehensive income (loss), have now been recognized in the income statements as interest on term debt, resulting in a decrease in interest on term debt expense of $19,913 and $18,752 in the years ended December 31, 2004 and 2003, respectively.

        At the time of the deconsolidation of AerCo described above, the derivative liability in the accounts of AerCo was removed from the consolidated balance sheet. Because these derivatives had been accounted for as hedges, an equal amount of other comprehensive loss was removed at the deconsolidation. As a result of the restatement and the elimination of other comprehensive loss at the time of the deconsolidation, the removal of the derivative liability at deconsolidation creates a gain upon deconsolidation of $72,222. The gain has been classified in the 2003 income statement as other revenue.

        The Company's derivative contracts are taxable in Ireland. There was no income tax effect on the restatement because we had established a full valuation allowance against the related and deferred assets. The effects of the restatement for hedge accounting on net income for the year ended December 31, 2004 and 2003 and on the accumulated deficit and other comprehensive income as of January 1, 2003, December 31, 2003 and December 31, 2004 are summarized as follows:

	2003	2004
Net income (loss)—as previously reported	$(54,059)	$(125,275)
Effect of restatement	90,974	19,913

Net income (loss) as restated	$36,915	$(105,362)

	January 1, 2003	December 31, 2003	December 31, 2004
Accumulated deficit:
As previously reported	$(105,101)	$(159,160)	$(284,435)
Effect of restatement	(133,036)	(42,062)	(22,149)

As restated	$(238,137)	$(201,222)	$(306,584)

Accumulated other comprehensive income:
As previously reported	$(133,036)	$(42,062)	$(22,300)
Effect of restatement	133,036	42,062	22,149

As restated	$—	$—	$(181)

        Debt issuance costs—The Company incorrectly classified $29,937 of debt issuance costs paid in connection with debt raised by Aircraft Lease Securitisation Limited ("ALS") as operating cash flow in its consolidated cash flow statement for the period from June 27, 2005 to December 31, 2005. The Company has restated the consolidated cash flow statement in that period to reflect the cash paid as a financing cash flow. There is no related impact on the balance sheet or income statement for the period.

        Investments in direct finance leases—In the cash flow statement for the years ended 2003 and 2004 and the six months ended June 30, 2005 and the period from June 27, 2005 to December 31, 2005, the Company classified repayments from investments in direct finance leases in the amount of $45,081, $9,357, $1,552 and $914 respectively, as investing activities. The Company has restated the consolidated cash flow statement in these periods to reflect the repayments as operating cash flows.

Reclassifications

        Gain on sale of assets—The Company has historically presented its gain on sale of assets, including sales of financial assets or other assets, on a net basis, with the net book value of the asset being sold and related direct selling costs netted against sales consideration as gain on sale of assets. AT has historically derived a significant portion of its revenue from trading, and as a result, presented its asset sales on a gross basis as sales revenue, with the net book value of the asset sold and the amount of direct selling costs recorded as costs of good sold. As a result of the acquisition of AT, effective January 1, 2006, the Company has retroactively reclassified its presentation of sales of aircraft and engines on a gross basis and included net gains on sales of financial or other assets in other revenue in its consolidated financial statements. The table below summarizes the effect of this change in the prior periods presented:

	Under previous presentation	Reclassification	Under current presentation
	Year ended December 31, 2003
Sales revenue	$—	$7,499	$7,499
Net gain on sale of assets	12,216	(12,216)	—
Other revenue	73,194	11,374	84,568
Cost of goods sold	—	6,657	6,657

	Year ended December 31, 2004
Sales revenue	$—	$32,050	$32,050
Net gain on sale of assets	21,311	(21,311)	—
Other revenue	5,414	6,253	13,667
Cost of goods sold	—	18,992	18,992
	Six months ended June 30, 2005
Sales revenue	$—	$79,574	$79,574
Net gain on sale of assets	24,906	(24,906)	—
Other revenue	496	2,963	3,459
Cost of goods sold	—	57,632	57,632
	June 27 to December 31, 2005
Sales revenue	$—	$12,489	$12,489
Net gain on sale of assets	2,645	(2,645)	—
Other revenue	276	730	1,006
Cost of goods sold	—	10,574	10,574

        Depreciation and amortization—The Company has historically presented depreciation on assets other than aircraft within the selling, general and administrative expenses. In connection with the acquisition of AT, effective January 1, 2006, the company has retroactively reclassified its presentation of depreciation on aircraft, engines and other assets in depreciation and amortization. The table below summarizes the effect of this change in the prior periods presented:

	Under previous presentation	Reclassification	Under current presentation
	Year ended December 31, 2003
Depreciation and amortization	$—	$143,303	$143,303
Aircraft depreciation	142,573	(142,573)	—
Selling, general and administrative expenses	39,997	(730)	39,267
	Year ended December 31, 2004
Depreciation and amortization	$—	$125,877	$125,877
Aircraft depreciation	124,454	(124,454)	—
Selling, general and administrative expenses	37,872	(1,423)	36,449
	Six months ended June 30, 2005
Depreciation and amortization	$—	$66,407	$66,407
Aircraft depreciation	65,963	(65,963)	—
Selling, general and administrative expenses	20,003	(444)	19,559

	June 27 to December 31, 2005
Depreciation and amortization	$—	$45,918	$45,918
Aircraft depreciation	45,537	(45,537)	—
Selling, general and administrative expenses	27,330	(381)	26,949

2. Summary of significant accounting policies

Basis for presentation

        The financial statements of the Company are presented in accordance with accounting principles generally accepted in the United States of America.

        The Company consolidates all companies in which it has direct and indirect legal or effective control and all variable interest entities for which the Company is deemed the primary beneficiary under FIN 46R. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that the Company is or becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that the Company ceases to control the subsidiary or, in the case of variable interest entities, when the Company ceases to be the primary beneficiary.

        Other undertakings and joint ventures are accounted for under the equity method of accounting.

        The consolidated financial statements are stated in United States dollars, which is the principal operating currency of the Company.

        As a result of the Acquisition, the assets and liabilities of AerCap B.V. are stated at their fair values at the acquisition date. The consolidated financial statements of the predecessor reflect historical cost. The consolidated financial statements show both the predecessor accounts and successor accounts. Due to these different bases of accounting, predecessor and successor amounts are not directly comparable.

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilize professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management's best efforts to accurately estimate such amounts, actual results could differ from those estimates.

Cash and cash equivalents

        Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

Restricted cash

        Restricted cash includes cash held by banks that is subject to withdrawal restrictions.

Trade receivables

        Trade receivables represent unpaid, current lease obligations of lessees under existing lease contracts. Allowances are made for doubtful accounts where it is considered that there is a significant risk of non-recovery. The assessment of risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft, is stated at cost less accumulated depreciation and impairment. Costs incurred in the acquisition of aircraft or related leases are included in the cost of the flight equipment and depreciated over the useful life of the equipment. In instances where the purchase price includes additional consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated cost is amortized over the term of the related lease. The cost of improvements to flight equipment are normally expensed unless the improvement materially increases the long-term value of the flight equipment or extends the useful life of the flight equipment. In instances where the increased value benefits the existing lease, such capitalized cost is depreciated over the life of the lease. Otherwise, the capitalized cost is depreciated over the remaining useful life of the aircraft. Flight equipment acquired is depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost.

        The estimates of useful lives are as follows:

Stage III Aircraft	20-25 years
Turboprop Aircraft	20 years

        The Company applies Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar aircraft, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect an aircraft's booked residual, except where more recent industry information indicates a different value is appropriate.

Net investment in direct finance leases

        Net investment in direct finance leases consists of contracted lease receivables plus the expected residual value on lease termination date of equipment under finance lease less unearned income. Initial unearned income for newly acquired aircraft under finance lease is the amount by which the lease contract receivables plus the expected residual value exceeds the initial investment in the leased equipment at lease inception. In instances where the terms of a new aircraft lease agreement require the classification of the aircraft and related lease from a previous operating lease to a direct finance lease, initial unearned income under the finance lease is the difference between the lease contract receivable and the fair value of the equipment at the time of the new agreement. Unearned income is recognized as lease revenue over the lease term in a manner which produces a constant rate of return on the net investment in the finance lease.

Notes receivable

        Notes receivable arise primarily from (i) the restructuring and deferring of trade receivables from lessees experiencing financial difficulties and (ii) the sale of aircraft to lessees where the Company finances a portion of the aircraft purchase price through an interest bearing note secured by a security interest in the aircraft sold. Allowances are made for doubtful accounts where there is a significant risk of non-recovery of the note receivable. The assessment of the risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor's operating environment.

Capitalization of interest

        The Company capitalizes interest related to progress payments made in respect of flight equipment on forward order and adds such amount to prepayments on flight equipment. The amount of interest capitalized is the actual interest costs incurred on funding specific to the progress payments or the amount of interest costs which could have been avoided in the absence of such progress payments.

Investments

        The Company may hold debt and equity interests in third parties, including interests in asset securitization vehicles. In instances where those interests are in the form of debt securities or equity securities that have readily determinable fair values, the Company applies the provisions of FAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and designates each security as either held to maturity, trading securities or available for sale securities.

        The Company reports equity investments where the fair value is not readily determinable at cost, reduced for any other than temporary impairment.

        The Company evaluates its investments in all debt and equity instruments regularly for other than temporary impairments in their carrying value and records a write-down to estimated fair market value as appropriate.

Derivative financial instruments

        The company uses derivative financial instruments to manage its exposure to interest rate risks and foreign currency risks. Derivatives are accounted for in accordance with FAS 133.

        All derivatives are recognized on the balance sheet at their fair value. Changes in fair values between periods are recognized as a reduction or increase of interest expense on the income statement.

Goodwill

        Goodwill of the Predecessor represented the excess of the cost of acquisition of subsidiaries over the fair value of the identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested for impairment annually or more often when events or circumstances indicate there may have been an impairment. Negative goodwill arising from acquisitions of subsidiaries is allocated as a pro-rata reduction of the amounts otherwise assignable to long term nonmonetary assets as required by Statement of Financial Accounting Standards No. 141.

Intangible lease premium/lease deficiency

        In instances where the purchase of flight equipment or the allocated fair value in a business combination includes consideration which can be allocated to the value of an acquired lease containing above market terms, such allocated costs is recognized as an intangible lease premium asset and amortized on a straight-line basis over the term of the related lease as a reduction of lease revenue. Similarly, the Company recognizes a lease deficiency liability for lease contracts where the terms of the lease contract are unfavorable to market terms and amortizes the liability over the term of the related lease as an addition to lease revenue. The Company considers lease renewals on a lease by lease basis. The Company generally does not assume lease renewals in the determination of the lease premiums or deficiencies given a market participant would expect the lessee to renegotiate the lease on then market terms.

Deferred income taxes (assets and liabilities)

        The Company reports deferred taxes of its taxable subsidiaries resulting from the temporary differences between the book values and the tax values of assets and liabilities using the liability method. The differences are calculated at nominal value using the enacted tax rate applicable at the time the temporary difference is expected to reverse. Deferred tax assets attributable to unutilized losses carried forward or other timing differences are reduced by a valuation allowance if it is more likely than not that such losses will not be utilized to offset future taxable income.

AerCap Holdings C.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

2. Summary of significant accounting policies (continued)

Other assets

        Other assets consist of prepayments, debt issuance costs, interest and other receivables and other tangible fixed assets. Other tangible fixed assets consist of computer equipment, motor vehicles and office furniture and are valued at acquisition cost and depreciated at various rates between 16% to 33% per annum over the assets' useful lives using the straight-line method. Depreciation expense on other tangible fixed assets is recorded in selling, general and administrative expenses. The Company capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense over the term of the related financing.

Accrued maintenance liability

        Our lessees are responsible for maintenance and repairs of our flight equipment under lease. In some instances, the Company may incur maintenance and repair expenses for off-lease aircraft and in other instances for its obligation to contribute to the lessee at the time of scheduled maintenance. The Company recognizes leasing expenses for all such expenditures in its income statement when the Company has a legal obligation to make such payments.

        In many aircraft operating lease and finance lease contracts, the lessee has the obligation to make a periodic payment of supplemental maintenance rent which is calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In most such contracts, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the aircraft, the Company reimburses the lessee for the maintenance, up to a maximum of the supplemental maintenance rental payments made with respect to such work. In other contracts, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at re-delivery. In addition, in both types of contracts, the Company may be obligated for maintenance related expenses (lessor contributions) on an aircraft during the term of the lease.

        The Company records supplemental maintenance rent billed to the aircraft lessee in anticipation of future maintenance work and any lessor contribution obligations existing in current contracts as accrued maintenance liability. Amounts of accrued maintenance liability at the end of a lease and any amounts received as part of a redelivery adjustment are recorded as lease revenue at lease termination. At the beginning of each new lease, contractual lessor contribution obligations occurring during the lease are established as accrued maintenance liabilities with a corresponding charge to leasing expenses at that time. The Company regularly reviews the level of accrued maintenance liability to cover its contractual obligations in current lease contracts and makes adjustments as necessary. At the Acquisition, these liabilities were recorded at their discounted present value.

        When flight equipment is sold which is subject to lease the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet as part of the gain or loss on sale of the flight equipment.

Accrual for onerous contracts

        The Company makes an accrual for onerous contracts where the undiscounted costs of performing under a contract or series of related contracts exceed the undiscounted benefits expected to be derived from such contracts. In connection with a purchase business combination, accruals are recorded at the present value of such differences.

Revenue recognition

        The Company, as lessor, leases flight equipment principally under operating leases and reports rental income ratably over the life of the lease as it is earned. The Company accounts for lease agreements that include step rent clauses on a straight line basis. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in lease revenue in the period of the interest rate change. In certain cases, leases provide for rentals based on usage. The usage may be calculated based on hourly usage or on the number of cycles operated, depending on the lease contract. For past-due rentals on all leases, provisions are established on the basis of management's assessment of collectibility and to the extent such rentals exceed related security deposits held, and are recorded as expenses on the income statement.

        Most of the Company's lease contracts require payment in advance. Rentals received, but unearned under these lease agreements are recorded as deferred revenue on the balance sheet.

        Revenues from direct finance leases are recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on the Company's assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.

        Revenue from secured loans, notes receivables and other interest bearing instruments is recognized on an effective yield basis as interest accrues under the associated contracts. Revenues from aircraft trading transactions and lease commissions receivable from aircraft brokerage are recognized as income when the delivery of the relevant aircraft is completed and the risk of loss has transferred to the buyer. Revenue from lease management fees is recognized as income as it accrues over the life of the contract. Revenue from the receipt of lease termination penalties is recorded at the time cash is received or when the lease is terminated, if collection is reasonably assured. Our net gain on a sale of assets is primarily generated from the sale of our aircraft and financial instruments. The amount we recognize is the excess of sales proceeds over the carrying value of the related asset, less direct selling costs. For aircraft, carrying value is determined with reference to the gross book value of the aircraft, plus capitalized improvements, less accumulated depreciation, impairments and any other balance sheet position related to the aircraft or related lease contract, including accrued maintenance liability and deposit liabilities. The price we receive for our aircraft is largely dependent on the condition of the aircraft being sold, prevailing interest rates, airline market conditions and supply/demand balance for the type of aircraft we are selling. Because carrying values can vary from aircraft to aircraft even within the same type, sales of similar aircraft can result in materially different gains or losses. Our net gain on sale of assets also includes any gains or losses we generate from the sale of aircraft related investments, such as our subordinated interests in securitization vehicles and notes, warrants or convertible securities issued by our lessees, which we receive from lessees as compensation for amounts owed to us in connection with lease restructurings.

Pensions

        The Company operates a number of non-contributory defined benefit plans and defined contribution schemes for substantially all of its employees. Defined benefit plan obligations and contributions are determined periodically by qualified actuaries. The Company recognizes pension liabilities and prepaid pension costs in accordance with Statement of Financial Accounting Standard 87.

Foreign currencies

        Foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the time the transaction took place or at the rates of exchange under related forward contracts where such contracts exist. Subsequent receivables or payables resulting from such foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at each balance sheet date. All resulting exchange gains and losses are taken to the income statement.

Variable interest entities

        The Company accounts for investment in variable interest entities in accordance with Revised Interpretation No. 46 ("FIN 46(R)"), Consolidation of Variable Interest Entities and its predecessor, Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. The Company adopted FIN 46 in January 2003 and FIN 46(R) in January 2005.

        As further discussed in Note 14, the Company holds equity and subordinated debt investments in ALS. ALS is a variable interest entity and the Company, as the primary beneficiary under FIN 46(R), consolidates the accounts of ALS in its accounts.

Pro Forma Information Due to Change in Organizational Structure (unaudited)

        In connection with an anticipated public offering, the assets and liabilities of the Company, including certain loans owed by AerCap B.V. (previously known as debis AirFinance B.V.) to the Company which were acquired from the Previous Shareholder Lenders will be purchased in a transaction under common control by AerCap Holdings N.V., which will be the offering entity. The Company is a non-taxable limited partnership. AerCap Holdings N.V. is a taxable limited liability company. In connection with the anticipated change in tax status, the prior shareholder loans owed by AerCap B.V. to the Company will be transferred to one of the Company's Irish subsidiaries. Interest income on these loans when owed to the Company was not taxable. After the transfer, the interest is expected to be taxable in Ireland at a rate of 12.5%. The pro forma adjustment to the Company's income tax provision is calculated with reference to the amounts outstanding under the loans to be transferred between July 1, 2005 and December 31, 2005 at an interest rate equal to a blended LIBOR rate of 4.39% at December 31, 2005 plus a weighted average spread on the loans of 1.34%. The pro forma weighted average shares have been calculated assuming the incorporation of AerCap Holdings N.V. with 45,001 shares and giving effect to the 1738.6 to 1 stock split.

        Although we will report additional taxable income in Ireland as a result of the transfer of the loans, we expect to have sufficient tax loss carryforwards in Ireland to absorb this additional income and do not expect to pay cash taxes in Ireland as a result of this loan transfer, but we will recognize income tax expense.

Earnings Per Share

        Earnings per share is presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock, such as stock options.

3. Restricted cash

        Restricted cash consists of the following at December 31:

	2004	2005
Cash securing swaps and other similar hedging instruments	$20,420	$4,210
Cash received under lease agreements restricted per the terms of the relevant lease and cash securing the Company's obligations under term debt	23,948	100,850
Cash securing the Company's obligations under the LILO head leases (Note 15) and cash securing the guarantee of lease obligations/indebtedness of a LILO sublessee (Note 13)	71,297	49,710
Other	2,757	2,960

	$118,422	$157,730

        Restricted cash securing the Company's obligations under term debt includes amounts related to the ALS securitization debt (Note 14), which requires that cash be placed in liquidity reserves.

4. Trade receivables, net of provisions.

        Trade receivables consist of the following at December 31:

	2004	2005
Trade receivables	$29,081	$9,980
Allowance for doubtful accounts	(23,255)	(3,405)

	$5,826	$6,575

        Trade receivables include amounts invoiced to lessees in respect of lease rentals and maintenance reserves.

        The change in the allowance for doubtful trade receivable is set forth below:

	AerCap B.V.
	Year ended December 31:		AerCap Holdings C.V.
		Six months ended June 30, 2005	June 27, 2005 to December 31, 2005
	2004 (restated)
Provision at beginning of period	$20,535	$23,255	$—
Expense for doubtful accounts receivable	636	(5,906)	1,225
Reclassification to notes receivable allowance	—	(9,961)	—
Other (*)	2,084	(4,596)	2,180

Provision at the end of period	$23,255	$2,792	$3,405

(*)
Other includes direct write offs and receipt of direct write offs.

5. Flight equipment held for operating leases, net

        Movements in flight equipment held for operating leases during the periods presented were as follows:

	AerCap B.V.			AerCap Holdings C.V.
	Year ended December 31,
			Six months ended June 30, 2005	June 27 to December 31, 2005
	2003	2004
Net book value at beginning of period	$3,476,501	$2,484,850	$2,748,347	$—
Fair value of flight equipment acquired in Acquisition	—	—	—	2,085,221
Additions	279,583	406,406	93,244	157,104
Depreciation	(142,573)	(124,454)	(65,963)	(45,537)
Asset impairment	(6,066)	—	—	—
Reduction in aircraft value due to EBK settlement	(47,243)	—	—	—
Disposals	(6,564)	(8,784)	(52,783)	(7,521)
Deconsolidation of AerCo	(1,121,188)	—	—	—
Transfers to/from direct finance leases	52,400	(9,671)	(4,748)	—

Net book value at end of period	$2,484,850	$2,748,347	$2,718,097	$2,189,267

Accumulated depreciation/impairment at December 31, 2004 and 2005	—	$(970,565)	—	$(45,537)

        At December 31, 2005 the Company owned 109 aircraft, which it leased under operating leases to 47 lessees in 35 countries. The geographic concentrations of leasing revenues are set out in Note 21.

        In 1996, the Company acquired certain Fokker aircraft from DaimlerChrysler Aerospace A.G. ("DASA"). To provide some protection against deterioration in the value of these aircraft, DASA agreed to sell the aircraft at a price below the then current market value. As part of the original agreement, the Company established an account titled "Erlösbeteiligungskonto" (EBK). An obligation of the Company arose under the EBK in instances where the Company was able to sell the subject aircraft at a gain and a reduction in the liability occurred when the Company sold the aircraft at a loss. Prior to settlement, the total amount of the EBK account also increased as a result of interest charges on the initial price reduction, adjusted for sales of the aircraft.

        On June 30, 2003, the Company settled the EBK liability with DASA in consideration of a cash payment which was less than the carrying value at the time of the EBK liability. The difference between the cash payment and the settled liability was used to reduce the carrying value of the related aircraft to their estimated net realizable value. The Company has no remaining contractual obligation to DASA with respect to the EBK.

        Prepayments on flight equipment (including related capitalized interest) of $18,564 and $32,914 have been applied against the purchase of aircraft during the six months ended June 30, 2005 and the period from June 27 to December 31, 2005. The amounts applied were $57,542 and $66,638, respectively for the years ended December 31, 2003 and 2004 (Note 8).

        The Company's current operating lease agreements expire over the next eight years. The contracted minimum future lease payments receivable from lessees for equipment on non-cancelable operating leases at December 31, 2005 are as follows:

Contracted minimum future lease receivables
2006	$329,202
2007	283,028
2008	232,319
2009	140,333
2010	79,691
Thereafter	56,032

$1,120,605

        The titles to certain aircraft leased in the United States are held by a U.S. trust company as required by U.S. law. The Company is the beneficial owner of these aircraft and the aircraft are recorded under flight equipment held for operating lease on the consolidated balance sheets. The trust company is administered by a bank. The aircraft are segregated from the bank's assets and will not be considered part of the bank's bankruptcy estate in the event of a trustee bankruptcy.

6. Net investment in direct finance leases

        Net investment in direct finance leases consists of the following at December 31:

	2004 (restated)	2005
Gross finance lease rentals receivable	$152,298	$1,123
Unearned income	(11,283)	(51)

Net investment in direct finance leases	$141,015	$1,072

        The significant decrease during 2005 in net finance lease receivables was due to the termination of the lease acquired with Ancla (Note 1). The entire amount of finance lease rentals receivable at December 31, 2005 is contracted to be received in 2006.

7. Notes receivable

        Notes receivable consist of the following at December 31:

	2004 (restated)	2005
Secured notes receivable	$54,804	$4,146
Notes receivable in defeasance structures (Note 1)	171,234	146,772
Notes receivable from lessee restructurings	76,236	48,265
Allowance for doubtful accounts	(51,500)	(2,563)

	$250,774	$196,620

        In the first half of 2005, the Company sold two aircraft which collateralized the secured notes and settled the loans for a cash payment from the borrower.

        The minimum future receipts under notes receivable at December 31, 2005 are as follows:

Minimum future notes receivable
2006	$21,355
2007	20,563
2008	59,084
2009	26,358
2010	136,732
Thereafter	18,248

282,340
Purchase accounting adjustments	(83,157)
Allowance for doubtful accounts related to notes receivable	(2,563)

$196,620

        The change in the allowance for doubtful notes receivable is set forth below:

	AerCap B.V.
	Year ended December 31:		AerCap Holdings C.V.
		Six months ended June 30, 2005	June 27, 2005 to December 31, 2005
	2004
Allowance for doubtful notes at beginning of period	$51,291	$51,500	$—
Expense for doubtful notes receivable	(2)	9,066	1,777
Reclassification from trade receivable allowance	—	9,961	—
Other *	211	—	786

Allowance for doubtful notes at end of period	$51,500	$70,527	$2,563

*
Other includes direct write offs and receipt of direct write offs.

8. Prepayments on flight equipment

        In 1999, the Company signed a forward order contract with Airbus for the acquisition of up to 32 new aircraft between 2004 and 2009 ("1999 Forward Order"). Of that original order, one aircraft delivery was cancelled pursuant to cancellation rights granted by Airbus and 10 aircraft have been delivered through December 31, 2005. In January 2006, the Company exercised cancellation rights on a further six aircraft deliveries originally scheduled for delivery in 2008 and 2009, leaving 15 firm aircraft remaining under the contract to be delivered between 2006 and 2007. In connection with the 1999 Forward Order, the Company is required to make scheduled prepayments toward these future deliveries. A total of $3,084 and $2,767 was capitalized with respect to these payments for the six months ended June 30, 2005 and the period from June 27 to December 31, 2005, respectively and $8,045 and $7,850 for the years ended December 31, 2003 and 2004, respectively. As described in Note 15, because the contracted purchase prices of the aircraft at delivery are in excess of the anticipated fair market value of the aircraft at delivery, the Company has recognized an accrual for onerous contracts with respect to the forward order at the Acquisition.

        In 2005, the Company, through a wholly-owned special purpose company ("AerVenture"), signed a letter of intent with Airbus for the forward purchase of 70 aircraft ("2005 Forward Order") and made an initial pre-delivery payment of $7,000. In January 2006, the Company sold 50% of the shares in AerVenture to an unrelated third-party and established a joint venture. As the joint venture agreement was not completed by the end of 2005, the $7,000 is recorded as pre-payments on flight equipment at December 31, 2005.

        Following is a summary of the movements in prepayments on flight equipment during the years ended December 31, 2003 and 2004, the six months ended June 30, 2005 and the period from June 27 and December 31, 2005:

	Aercap B.V.			AerCap Holdings C.V.
	Year ended December 31,
			Six months ended June 30, 2005	June 27 to December 31, 2005
	2003	2004
Net book value at beginning of period	$157,198	$160,624	$135,202	$—
Fair value of acquired prepayments	—	—	—	119,200
Prepayments made—1999 Forward Order	52,923	33,366	19,711	19,604
Prepayments made—2005 Forward Order	—	—	—	7,000
Prepayments applied against the purchase of flight equipment	(57,542)	(66,638)	(18,564)	(32,914)
Interest capitalized	8,045	7,850	3,084	2,767

Net book value at end of period	$160,624	$135,202	$139,433	$115,657

9. Investments

        Investments consist of the following at December 31:

	2004	2005
Subordinated debt investment in single aircraft owning company	$—	$3,000
Subordinated debt investment in securitization vehicle	21,866	—

	$21,866	$3,000

        Our subordinated debt investment in a single aircraft owning company is accounted for at cost. At the time of deconsolidation of AerCo as referenced in Note 1, the net assets of AerCo on the Company's balance sheet were approximately equal to the fair value of the remaining variable interests in the vehicle and this amount was recorded as an investment on the balance sheet. During the first half of 2005, the Company sold the majority of its interest in AerCo to unrelated third parties and recognized a gain of $4,626 upon disposal, which is included in net gain on sale of assets on the income statement. At December 31, 2005, there is no value ascribed to the remaining interest in AerCo on the consolidated balance sheets of the Company.

10. Intangible lease premium

        As a result of the acquisition accounting, an intangible lease premium asset of approximately $45,134 was recognized, which has amortized to $38,571 at December 31, 2005. This intangible asset represents lease rates for current lease contracts which are in excess of current market rentals for the applicable aircraft. The intangible asset amortizes over the remaining term of the related lease agreements as a non-cash reduction of lease revenue. The remaining weighted average amortization period for the intangible assets is 67 months.

        Future amortization of the intangible lease premium asset over the terms of the related leases is as follows:

Amortization of intangible lease premium
2006	$12,791
2007	10,637
2008	9,831
2009	3,516
2010	1,378
Thereafter	418

$38,571

11. Derivative assets and liabilities

        The Company uses a variety of derivative instruments to manage exposure to interest rate and foreign currency risk. These derivative products include interest rate swaps, options and forward contracts.

        The change in fair value of the derivative is recorded in income from continuing operations before income taxes and minority interests.

        During the periods indicated in the table below, the Company recorded the following in earnings as a reduction of interest expense on term debt with respect to derivatives:

AerCap B.V.			AerCap Holdings C.V.
Year ended December 31,
2003 (restated)	2004 (restated)	Six months ended June 30 2005	June 27 to December 31, 2005
$18,752	$19,913	$11,592	$20,813

        The Company's agreement with the interest rate swap counterparty requires a two-way cash collateralization of swap fair values. Note 3 indicates the amount of cash which has been put on deposit with the swap counterparty to collateralize swaps with a negative fair value.

        The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 2012.

12. Other assets

        Other assets consist of the following at December 31:

	2004	2005
Debt issuance costs	$11,908	$36,510
Other tangible fixed assets	2,904	2,431
Receivables from aircraft manufacturer	4,022	5,884
Prepaid expenses	909	2,711
Other receivables	7,212	3,885

	$26,955	$51,421

        Amortization of debt issuance costs was $566 and $885 during the period from June 27 to December 31, 2005 and the six months ended June 30, 2005, respectively and was $360 and $835 during the years ended December 31, 2003 and 2004, respectively. The unamortized debt issuance costs at December 31, 2005 amortize annually from 2006 through 2017.

13. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following at December 31:

	2004	2005
Guarantee liability	$10,239	$18,798
Accrued expenses	14,070	31,294
Accrued interest	22,174	11,776
Lease deficiency	—	14,694

	$46,483	$76,562

        Guarantee liability—In 1996, the Company terminated lease agreements with two head lessors covering 12 A320 aircraft under which it was obligated as head-lessee. In connection with this early termination, the Company assigned its rights as sublessor under sublease agreements covering the 12 aircraft to the respective head lessors.

        In addition to the sublease assignments, the Company also issued guarantees to the head lessors covering the sublessee's obligations to the head lessors under the assigned subleases. The Company would be required to make payments under the guarantees if the sublessee were to default under the lease agreements with the head lessors. At December 31, 2005, the maximum amount which the Company could be required to pay is estimated at $33,500. The subleases and the Company's obligations under the guarantees expire between the years 2006 and 2012. As referenced in Note 3, the Company's potential obligations under the guarantees are secured by cash held in restricted bank accounts. This restricted cash is released back to the Company according to a set schedule as the sublessee fulfills its obligations under the leases.

        The Company has recognized a liability equal to the estimated fair value of the guarantee since the time it became obligated for the guarantee as a result of a previous company acquisition. At the date of the Acquisition, the Company adjusted the fair value of the guarantee obligation in connection with the purchase accounting.

        Lease deficiency—The lease deficiency represents lease rates for current lease contracts which are below current market rentals for the applicable aircraft, which was recognized as part of the purchase accounting. The lease deficiency amortizes over the remaining term of the related lease agreements as a non-cash increase in lease revenue. The remaining weighted average amortization period for the lease deficiency is 51 months.

14. Term debt

        Term debt consists of the following as of December 31, 2004 and 2005:

	2004 (restated)	2005	Weighted average interest rate December 31, 2005	Maturity
ECA-guaranteed financings	$468,498	$570,950	4.99%	2006-2017
JOL financings	188,197	149,037	3.43	2006-2015
Commercial bank debt	271,611	335,583	6.72	2006-2019
ALS securitization debt (G1, G2, C and D classes)	—	946,047	5.36	2006-2016
Previous Shareholder Lender senior loans	1,516,400	—	—	—
Previous Shareholder Lender subordinated loans	350,650	—	—	—
U.S. capital markets debt	125,000	—	—	—
Capital lease obligations	23,902	24,606	8.49	2006-2014
Capital lease obligations under defeasance structures	171,234	146,772	5.38%	2006-2010

	$3,115,492	$2,172,995

        The weighted average interest rate in the table above includes the impact of related derivative instruments, regardless of whether such derivatives qualified for hedge accounting at the related periods.

        Aggregate maturities of term debt and capital lease obligations during the next five years and thereafter are as follows:

Term debt maturing
2006	$183,030
2007	192,925
2008	240,727
2009	197,109
2010	300,618
Thereafter	1,058,586

$2,172,995

        In March 2004, the Company closed a $1,645,000 secured refinancing with its Previous Shareholder Lenders ("Secured Refinancing"). The Secured Refinancing replaced a series of prior unsecured financings from the Previous Shareholder Lenders with the same principal amount outstanding. The Secured Refinancing is accounted for as a troubled debt restructuring in accordance with FAS 15. The Secured Refinancing extends the maturity of several tranches of prior financings and requires no principal repayments or financial covenant performance until 2006. The spread over LIBOR for the Secured Refinancing was increased over that of the prior unsecured financings. No gain has been recognized in connection with the debt restructuring. Direct costs incurred to effect the troubled debt restructuring have been expensed in 2003 as restructuring expenses (Note 27). Amounts due under the Secured Refinancing are eliminated in consolidation in the accounts of AerCap Holdings C.V..

        In April 2003, the Company entered into an $840,000 export credit facility ("ECA Facility") for the financing of up to 20 A320 Airbus Family aircraft up to December 31, 2005. Funding under the facility is provided by commercial banks, but the repayment is guaranteed by European export credit agencies ("ECAs"). In January 2006, the ECA Facility was amended and extended to cover an additional nine aircraft and its size increased to a maximum of $1,215,000 for a further three years. The terms of the lending commitment in the ECA Facility are such that the ECAs only approve funding for aircraft that are due for delivery on a six-month rolling basis and have no obligation to fund deliveries beyond that time frame. The margin over three-month Libor ranges from 0.25% for aircraft delivered under the original facility and 0.12% for those aircraft delivered subsequently to the January 2006 amendment. The Company is obligated to repay principal on ECA loans over a 12-year term.

        At December 31, 2005, the Company had financed 13 aircraft under the ECA Facility, plus four aircraft under ECA financings prior to the April 2003 facility agreement. The net book value of aircraft pledged to the ECAs under the ECA Facility and the previous ECA loans was $592,510 and $593,619 at December 31, 2004 and 2005, respectively.

        The Company has entered into several Japanese operating lease ("JOL") finance structures to finance aircraft acquisitions. Funding under these structures is provided through a combination of senior commercial bank debt and subordinated loans from Japanese investors. The interest rate on the subordinated loans is fixed and the interest rate on the senior loans are variable based on three- and six-month LIBOR with spreads ranging from 0.25% to 1.35%. At December 31, 2005, the Company had financed four aircraft under JOL structures. The net book four value of aircraft pledged to JOL financings was $151,910 and $126,214 at December 31, 2004 and 2005, respectively.

        The security structures of the ECA-guaranteed debt and JOLs require that legal title to the aircraft be transferred to and held by a special purpose company controlled by the respective lenders. The Company has entered into head lease agreements on the subject aircraft which transfer the risk and rewards of ownership of the aircraft to the Company. Aircraft subject to these structures are recorded as flight equipment held for operating lease on the balance sheets. The obligations outstanding under both ECA and JOL financings are secured by a pledge of the shares of the company which holds legal title to the aircraft financed under the facility. Each subsidiary's obligations under the financings are guaranteed by the Company.

        The Company has entered into various commercial bank financings to fund the purchase of aircraft. The financings mature at various dates through 2019. The interest rates are a mix of one-, three- and six-month LIBOR-based with spreads ranging from 0.95% to 1.80%. The financings are secured by a pledge of the shares of the subsidiaries owning the related aircraft and a guarantee from the Company. The net book value of aircraft and finance lease receivables pledged to commercial bank financings was $315,888 and $384,527 at December 31, 2004 and 2005, respectively.

        Most of the Company's financings contain affirmative covenants customary for secured financings, such as the regular provision of financial information and disclosure of material events affecting the Company, among others. The ECA Facility contains certain net worth financial covenants, a breach of which would cause the Company to lose some of its operational flexibility under its leases, such as a requirement to grant pledges over certain bank accounts to the respective lenders. In addition, all loans under the ECA Facility, the JOL loans and two other financings contain change of control provisions that grant the lenders the right to prepayment of their loans in the event of a change of control, unless the lenders consent to the change of control. At the Acquisition, two of the subordinated JOL lenders did not consent and the Company repaid its obligations under those loans. Another two of the subordinated JOL lenders have not consented to the change of control and have reserved the right in the future to call the loans, which totaled $17,452 at December 31, 2005. Another of the JOL subordinated lenders consented to the change of control subject to a restructuring of certain terms of the debt and related security. Such restructuring has been finalized. All other lenders to the Company, where required, have given their consent to the Acquisition, and the senior JOL loans related to the two JOLs where the subordinated lenders called the loan have been refinanced with the same senior lenders and on similar terms as before the Acquisition.

        ALS is a special purpose company incorporated with limited liability in Jersey, Channel Islands, on August 10, 2005. The share capital of ALS is owned 95% by Jersey charitable trusts and 5% by AerCap Ireland. ALS was formed for the purpose of raising securitized debt financing on 42 of the Company's aircraft which were not then subject to other secured financings. On September 15, 2005, ALS issued five subclasses (G-1A, G-2A, C-1, D-1 and E-1) of securitized notes secured by the 42 aircraft. The class G-1A, class G-2A and class C notes and a portion of the class D notes were issued to public investors for cash. The remaining class D and E notes are held by the Company. The net book value of aircraft pledged as collateral for the securitization debt was $973,385 at December 31, 2005.

        ALS is bankruptcy-remote from the Company and the lenders to ALS may only look to proceeds derived from the 42 ALS aircraft for repayment. The indenture agreement, which governs the securitized notes, require that ALS hold a designated amount of cash aside in restricted accounts for future cash flow requirements of ALS. All cash held by ALS is recorded as restricted cash on the Company's balance sheets. The indenture also requires ALS to comply with a number of general and operating covenants including, but not limited to the following:

  •
  Limitations on aircraft modifications, acquisition and disposals.

  •
  Limitation on transactions with the Company and its affiliates.

  •
  Maintenance of separate existence.

  •
  Compliance with concentration limits with regard to financial strength, regional location and specific country of lessees.

        The Company's obligations under capital leases are secured by five aircraft which have a net book value of $220,580 and $160,276 at December 31, 2004 and 2005, respectively. Depreciation of $16,391 and $10,313 has been charged on these assets during each of the years ended December 31, 2003 and

2004, and $5,158 and $3,693 during the six months ended June 30, 2005 and the period from June 27 to December 31, 2005, respectively. The future minimum lease payments under the capital leases, together with the scheduled return of principal amounts in related defeased structures are as follows:

	Rental commitments	Defeased notes receivable	Net rental commitments
2006	$15,578	$11,844	$3,734
2007	15,789	12,055	3,734
2008	50,398	47,466	2,932
2009	11,058	7,324	3,734
2010	113,765	109,228	4,537
Thereafter	13,069	—	13,069

	219,657	187,917	31,740
Less amount representing interest	(48,279)	(41,145)	(7,134)

Present value of minimum payments	$171,378	$146,772	$24,606

        At December 31, 2005, the Company had also issued letters of credit in an amount of $51,000 in support of certain obligations. All issued letters of credit are fully cash collateralized with restricted cash. In addition, at December 31, 2005, the Company had an on-demand overdraft facility of $10,000, which was undrawn.

15. Accrual for onerous contracts

        Accrual for onerous contracts consist of the following items, which are described below at December 31:

	2004	2005
Lease-in, lease-out transactions	$87,097	$86,148
1999 Forward Order	—	66,486

	$87,097	$152,634

        Lease-in, Lease-out transactions—The Company leases in 11 aircraft from several different lessors under operating head leases that mature between 2008 and 2012. The Company has entered into sublease agreements with several different customers covering these same 11 aircraft. In all cases, the lease termination dates of the subleases are matched to the lease termination dates under the head leases. The contracted sublease receipts, however, are insufficient to cover the Company's monthly obligations under the head leases. These transactions are recorded at their net present value as a result of purchase accounting.

        The Company has established a liability equal to the difference between the present value of head lease expenses and the present value of sublease revenue, discounted at appropriate discount rates. The amount of this liability amortizes to income monthly on a constant yield basis as the Company meets its obligations under the head leases.

AerCap Holdings C.V. and Subsidiaries

Notes to the Consolidated Financial Statements

(US dollars in thousands)

15. Accrual for onerous contracts (continued)

        Following is a summary of the undiscounted contracted minimum lease payments under the respective head leases and subleases:

	Head lease payments	Sublease receipts
2006	$38,843	$23,748
2007	39,129	23,748
2008	34,640	20,368
2009	28,339	15,858
2010	25,652	15,708
Thereafter	46,656	26,281

	$213,259	$125,711

        As referenced in Note 3, the Company is required, in some instances, to maintain deposits in restricted accounts or to cash-back letters of credit which are security to the respective headlessors for the Company's obligations under the LILO transactions.

        Forward order contract—As indicated in Note 8, the Company is committed for the purchase of 15 firm aircraft under the 1999 Forward Order contract for delivery between 2006 and 2007. The purchase price of these aircraft will be determined at the date of delivery. The final price depends upon the specification of the aircraft and the level of escalation applied to the contracted price which is dependent upon economic indices. An amount of $106,220, exclusive of capitalized interest, is prepaid in respect of delivery of these aircraft at December 31, 2005. Because the contracted purchase prices of the aircraft at delivery are in excess of the anticipated fair market value of the aircraft at delivery, the Company has recognized an accrual for onerous contracts with respect to the forward order. The accrual was recognized at the date of the Acquisition as the excess of the net present value of costs to be incurred under the contract over the estimated fair value of the aircraft at delivery.

16. Deferred revenue

        Deferred revenue consists of lease rentals billed in advance of their due dates and unearned income from sale-leaseback transactions, which was deferred and was being amortized on a straight-line basis until the Acquisition, when it was written off through the purchase accounting adjustments as follows:

	2004	2005
Lease rentals billed in advance	$18,625	$22,009
Unearned income sale-leaseback transactions	7,457	—

	$26,082	$22,009

17. Income taxes

        The Company has subsidiaries in a number of tax jurisdictions, principally, The Netherlands, Ireland and the United States of America. Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	AerCap B.V.			AerCap Holdings C.V.
	Year ended December 31,
	2003 (restated)	2004 (restated)	Six months ended June 30, 2005	June 27 to December 31, 2005
Deferred tax expense (benefit)
The Netherlands	$47,983	$(11,825)	$705	$9,802
Ireland	(17,275)	11,504	3,190	890
United States of America	(3,447)	—	—	—
Other	921	495	324	(83)

	28,182	174	4,219	10,609
Current tax (benefit) expense
United States of America	40	(6)	(92)	(39)

Income tax expense	$28,222	$168	$4,127	$10,570

        Reconciliation of statutory income tax expense to actual income tax expense is as follows:

	AerCap B.V.			AerCap Holdings C.V.
	Year ended December 31,
	2003 (restated)	2004 (restated)	Six months ended June 30, 2005	June 27 to December 31, 2005
Income tax expense (benefit) at statutory income tax rate	$22,472	$(31,559)	$11,197	$—
Increase (reduction) in tax resulting from:
Tax exempt income (expense)	—	39,724	—	—
Settlement liquidation debis AirFinance Holdings Ltd	42,981	—	—	—
Tax on global activities	(37,231)	(7,997)	(7,070)	10,570

	5,750	31,727	(7,070)	10,570

Actual income tax expense (benefit)	$28,222	$168	$4,127	$10,570

        The Company is a tax-transparent partnership and is not obligated to file a tax return. The taxable results of the Company flow through to the partners and the partners are responsible to tax account for the flow through results. The calculation of income for tax purposes differs significantly from book income. Deferred income tax is provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured under tax law in the various jurisdictions.

        Tax loss carryforwards and accelerated tax depreciation on flight equipment held for operating leases give rise to the most significant timing differences. In addition, the U.S. subsidiaries have significant timing difference in respect of payments and receipts under the LILOs described in note 15 and timing differences with respect to capitalized expenses.

        The following tables describe the principal components of the Company's deferred tax assets and liabilities by jurisdiction at December 31, 2004 and 2005.

	December 31, 2004 (restated)
	The Netherlands	Ireland	U.S.
Depreciation/Impairment	$107,275	$56,505	$522
Lessee receivables	—	—	7,892
Obligations under capital leases and debt obligations	—	(8,455)	(4,417)
Lease-in obligations	—	—	(29,607)
Investments		(9,767)
Capitalized expenses	—	—	(3,367)
Losses and credits forward	(47,726)	(78,878)	(18,730)
Derivatives	—	(2,871)	—
Other	—	2,837	(3,962)
Valuation allowance on tax assets	—	23,199	51,669

Net deferred tax liability (asset)	$59,549	$(17,430)	$—

	December 31, 2005
	The Netherlands	Ireland	U.S.
Depreciation/Impairment	$(57,608)	$(155)	$(1,566)
Prepayments on flight equipment	(4,297)	—	—
Lease premium asset	9,131	1,017	—
Lessee receivables	—	—	8,130
Loss-making contracts	(21,401)	—	(29,068)
Obligations under capital leases and debt obligations	—	(8,136)	—
Capitalized expenses	—	—	(1,229)
Investments	39,827	(2,500)	—
Losses and credits forward	(22,072)	(50,925)	(5,616)
Other	1,953	(1,611)	(4,823)
Valuation allowance on tax assets	—	17,431	34,172

Net deferred tax (asset) liability	$(54,467)	$(44,879)	$—

        The change in the valuation allowance for the deferred tax asset has been as follows:

	AerCap B.V.
	Year ended December 31:		AerCap Holdings C.V.
		Six months ended June 30, 2005	June 27, 2005 to December 31, 2005
	2004 (restated)
Valuation allowance at beginning of period	$76,992	$74,868	$55,309
Deduction to income tax provision	(16,232)	(19,559)	(3,706)
Increase to income tax provision	14,108	—	—

Valuation allowance at end of period	$74,868	$55,309	$51,603

The Netherlands

        The majority of the Company's Netherlands subsidiaries are part of a single Netherlands fiscal unity and are included in a consolidated tax filing. Due to the existence of losses forward and accelerated tax depreciation, no current tax expense arises with respect to the Netherlands subsidiaries. Deferred income tax is calculated using the Netherlands corporate income tax rate legislated to be in effect when the temporary differences reverse of 30.0%.

Ireland

        The Company's aircraft owning and principal operating Irish resident subsidiaries enjoyed the benefit of a 10% rate of corporate tax on qualifying trading activities until December 31, 2005. After December 2005, the enacted tax rate is 12.5%. Each Irish subsidiary has to make its own tax filing. Consequently, deferred tax assets and liabilities are evaluated at the single company level and are not netted together. Some of the Irish entities have significant losses forward at December 31, 2005 which give rise to deferred tax assets. The availability of these losses does not expire with time. Accordingly, no Irish tax charge arose during the year. Based on projected taxable profits in the Irish subsidiaries, the Company believes that it is more likely than not that some portion of the deferred tax assets will not be realized without replacement by equivalent debit balances. The Company has accordingly created a valuation allowance to reduce the assets to their recoverable amounts.

United States of America

        The Company's U.S. subsidiaries are assessable to federal and state U.S. taxes. As the U.S. Company has significant timing differences available to offset future federal taxable profits, no current tax charge arises in the periods presented.

        Following a change of ownership of the U.S. Company in November 2000, and the recent change of control at the Acquisition, certain restrictions, under Section 382 of the IRS tax code, are imposed on the utilization of the net losses in existence at those dates and no value has been recognized for these losses occurring prior to these changes of control. As of December 31, 2005, approximately $6,000 of net losses occurring subsequent to the Acquisition exist, which will begin to expire in 2025. Based on current projections of taxable income in the U.S., however, the realizability of any portion of these deferred tax assets is unlikely and a valuation reserve has been established to cover the entire amount.

18. Shareholders' Equity

        Prior to the Acquisition, the Predecessor's authorized share capital amounted to €363.0 million and was divided into 800,000 ordinary shares with a par value of €453.78 each.

        Immediately prior to the Acquisition, the share ownership of the Predecessor was as follows:

	Shares	Percentage
DaimlerChrysler Services AG	257,671	35%
DaimlerChrysler Aerospace AG	73,621	10
Bayerische Landesbank Girozentrale*	110,430	15
Deutsche-Zentral-Genossenschaftsbank	73,621	10
Dresdner Bank AG	110,430	15
HypoVereinsbank AG	110,430	15

	736,203	100%

*
Through BLB Beteiligungsgesellschaft BETA mbH

        At the Acquisition, an amount of €28.9 million was contributed as additional equity capital from Cerberus to acquire an additional 63,797 shares, being the remaining authorised but as yet unissued share capital of the Predecessor.

19. Partners' capital

        AerCap Holdings C.V. is a limited partnership. The registered seat of the limited partnership is in Schiphol, the Netherlands. The limited partnership consists of one general partner and four limited partners. Each partner has one vote. Partnership capital at December 31, 2005 is as follows:

	Partnership Interest	Contributions
General Partner:
FERN GP S.à. r.l.	1.00%	$3,700
Limited Partners:
FERN S.à. r.l.	24.75	91,575
FERN II S.à. r.l.	24.75	91,575
FERN III S.à. r.l.	24.75	91,575
FERN IV S.à. r.l.	24.75	91,575

	100.00%	$370,000

        All partners are companies incorporated under the laws of Luxembourg. The partnership is entered into for an indefinite period.

        The partners are not entitled to interest on their contributions. The profits and losses of the limited partnership are allocated to the partners based on the net income calculated in accordance with generally accepted accounting principles in The Netherlands. Annually, the profits of the limited partnership will be allocated to restore debits resulting from losses incurred by the limited partnership in previous financial years and that are not restored with profits and/or retained earnings in previous financial years. Remaining profits will be placed at the disposal and use of the limited partnership as retained earnings. Retained earnings may be distributed to the partners only pursuant to a unanimous written resolution of all partners and pro-rata to their respective interests in the limited partnership. Losses of the limited partnership shall first be set off against retained earnings. The addition of additional partners, the withdrawal of existing partners, the transfer of partnership interests, the pledging of partnership interests by a partner and any additional partnership contributions by any partner are subject to prior written consent of all partners.

        The general partner is the legal owner of the assets of the limited partnership in its capacity as general partner and for the benefit and risk of the limited partnership. The management of the limited partnership and its assets, including the disposal of and the granting of security rights in connection with those assets, is vested exclusively in the general partner.

        The limited partners shall not participate in, or be liable for, losses of the limited partnership in excess of the value of their respective contributions.

20. Share-based compensation

        Effective June 30, 2005, Cerberus put into place an Equity Incentive Plan ("Equity Plan") under which members of the Company's senior management, Board of Directors and a consultant (the "participants") can be granted either restricted shares or share options ("Equity Grants") in holding companies which indirectly own 100% of the equity interests in the Company. The holding companies from which the restricted shares and share options have been granted are each identical in their capital structure (95% preferred shares and 5% common shares) and each have an equal percentage indirect ownership interest in the Company, representing 100% of the ownership interests in the Company in aggregate. The holding companies do not own any other significant assets or conduct any other significant activities outside of their indirect investment in the Company and the value of the holding companies is derived exclusively with reference to the value of the Company. Share options vest during the period June 2005 and December 2009 ("Vesting Period"). Vesting of 40% of the share options is dependent upon the option holders remaining employed by the Company. Vesting of another 40% of the share options are dependent upon the Company meeting specified performance targets, tied primarily to achieving net income targets. Twenty percent of the share options vested immediately upon grant. Restrictions on the restricted shares lapse over the same Vesting Period (2005-2009) and according to the same criteria. All share options vest and all restrictions on restricted shares, other than restrictions described below, lapse for all participants upon a change of control of the Company.

        In addition to formal vesting restrictions, the Shareholders Agreement, which all participants in the Equity Plan must sign, imposes restrictions on the ability of participants to obtain fair value for their equity interests until there has been either (i) a Change of Control, (ii) a death or disability event of the participants, (iii) the participant is terminated by the Company without cause, or (iv) the participant terminates employment with a good reason (as defined in the Equity Grant documentation). The Equity Plan dictates that if a participant voluntarily terminates his employment with the Company without good reason at any time or the Company terminates the employment of the participant for cause, Cerberus has the right to repurchase the restricted shares or shares acquired through the previous exercise of share options for the original purchase price (in the case of restricted shares) or the exercise price (in the case of share options), both of which prices are nil.

        The Company applies the provisions of FAS 123R, "Share-based payment" in accounting for the Equity Grants. Accordingly, the Company has determined the fair value of the Equity Grants at the date of grant in December 2005 according to the fair value method. The value of the restricted shares and share options granted in the holding companies were determined by the Company. The Company determined the value of the holding companies' shares (split between preferred shares with a 10% dividend and common shares) based on the transaction price for the Acquisition occurring on June 30, 2005, which was an arms-length transaction among unrelated parties. Between the date of the Acquisition and the date of grant in December 2005, there were no significant events which altered the underlying value of the Company. The total valuation was then allocated between preferred shares in the holding companies and the common shares in the holding companies by considering the appropriateness of the preferred dividend. The appropriateness of the 10% dividend yield on the preferred shares was established by comparing the dividend yield of the preferred shares to yields for other financial instruments with similar characteristics. Due to the significant leverage in the capital structure of the holding companies owing to the abundance of preferred shares, the Company prepared several scenarios of a Black Scholes model in order to allocate the total value between the preferred and common shares. Significant variables used in the option pricing model included expected maturities of 4 and 5 years, volatility measures of 20%, 25% and 30% based on volatilities of comparable companies at the time of the valuation and a risk-free rate of 4.18%. Based on this analysis, the Company determined that the value of the common shares in the holding companies was $40,000. This value was then reduced by a 20% minority interest discount to arrive at a total value for all common shares in the holding companies of $32,000. The type of Equity Grants issued under the Equity Plan, the applicable vesting/lapse of restrictions as of December 31, 2005 and the related fair values are summarized in the table below:

	Stock Options	Restricted Shares
Percentage of indirect common stock interest granted between June 27 and December 31, 2005	3.55%	6.20%
Percentage of common stock interest which either vested (for stock options) or where restrictions lapsed (for restricted shares) between June 27 and December 31, 2005	0.71%	1.24%
Percentage of common stock interests subject to stock options which were exercised between June 27 and December 31, 2005	0.71%	—
Fair value at grant date of unexercised options (vested and non-vested) as at December 31, 2005	$909	—
Fair value at grant date of restricted shares as at December 31, 2005	—	$2,371

        The Company recognizes expense associated with the share grants when it becomes probable that the participants will be able to achieve fair value for their equity grants. As described above, restrictions imposed on vested shares prevent the participants from receiving fair market value in certain circumstances. Once it becomes probable that a participant will be able to realize fair market value, the Company recognizes compensation expense equal to the number of shares which have vested (i.e. no longer subject to forfeiture nor repurchase right at other than fair market value) multiplied by the fair value of the related shares as measured at the grant date (for employees) or at the current fair market value of the shares (for the consultant). As all awards are still subject to repurchase rights as of December 31, 2005, no shares are considered to have vested and as such no share-based compensation expense has been recognized in the income statements through the end of December 31, 2005. In the event of a public offering of the Company's shares, all shares and share options under the Equity Plan vest, but the Participants are subject to a two-year lock-up restriction which restricts them from selling their shares in the market. At the expiration of the the lock-up period, the shares held by the participants are no longer subject to repurchase.

21. Lease revenue

        The distribution of revenue by geographic regions is as follows for the periods indicated:

	Year ended December 31,
	2003	2004 (restated)	Six months ended June 30, 2005	June 27 to December 31, 2005
Europe	33%	36%	33%	33%
Asia/Pacific	34	35	43	44
Latin America	12	7	6	5
North America and Caribbean	18	21	18	18
Africa/Middle East	3	1	—	—

	100%	100%	100%	100%

        No customer accounted for more than 10% of revenues in the years ended December 31, 2003 and 2004 the six months ended June 30, 2005 or the period from June 27 to December 31, 2005.

22. Aircraft impairment

        The impairment charge of $6,066 in 2003 resulted from the repossession of two aircraft from a bankrupt carrier in 2003. In accordance with SFAS 144, the Company impaired the aircraft to its fair value less selling costs as a long-lived asset held for sale. These aircraft were sold subsequently in 2003 for an amount equalling their impaired value.

23. Goodwill impairment

        The Company recorded an impairment of all existing goodwill $132,411 as a result of its annual goodwill impairment test in 2004. The valuation of the Company's single reporting unit was calculated through a discounted cash flow approach and considered all then-existing assets and liabilities of the Company. In years prior to 2004, the Company's ability to grow and make additional aviation investments was primarily controlled by the Previous Shareholder Lenders. The Company's strategic growth plans were based on an assumed easing of operational restrictions placed on the Company through its loans with the Previous Shareholder Lenders and an infusion of equity capital. The Company was not able to achieve such measures in 2004 and reforecasted its estimated cash flows, which were substantially less than the projected cashflows in previous years. Further, the Company became aware that the Previous Shareholder Lenders intended to sell the Company for a price below its book equity value.

24. Impairment on investment

        During 2004, the Company accepted common shares in one of its lessees in lieu of cash in satisfaction of the lessee's obligation for security deposits under the related leases. At the time of receipt of the shares, the Company recorded the fair value of the shares as investment on the balance sheet. Later in 2004, due to liquidity problems and financial uncertainty of the lessee, the Company recorded an impairment charge on the entire carrying amount of the investment in recognition of a permanent impairment in value of the shares.

25. Selling, general and administrative expenses

        Selling, general and administrative expenses include the following expenses:

	AerCap B.V.			AerCap Holdings C.V.
	Year ended December 31,
			Six months ended June 30, 2005	June 27 to December 31, 2005
	2003	2004
Personnel expenses	$17,494	$17,678	$9,360	$13,417
Travel expenses	2,428	3,381	1,277	1,270
Professional services	13,450	9,488	4,702	6,662
Office expenses	3,413	3,865	1,474	1,571
Other expenses	2,482	2,037	2,746	4,029

	$39,267	$36,449	$19,559	$26,949

        The Company had 114 persons and 100 persons in employment as at December 31, 2004 and 2005, respectively.

26. Restructuring expenses

        During the latter half of 2003, the Company was in negotiations with its bank group to refinance its senior unsecured debt facility in a troubled debt restructuring. In the restructuring, the Company's lenders agreed to amend the term of the facility, which included several loans with approaching, fixed maturities, to an amortizing loan with a final maturity of March 2015. In addition, the lenders agreed to a principal holiday for two years from the inception of the loan and an interest rate on the loan which was below market terms for similar-termed debt. Other than required principal and interest payments, there was no contingent payments required under the new facility. Because the total principal balance of the refinanced loan was equal to the principal balance of the loans which were refinanced, there was no effect on the Company's earnings of the restructuring. As a result of this restructuring, the Company incurred substantial costs for legal and professional fees, as well as refinancing fees, which were classified as restructuring expenses.

27. Earnings per common share

        Basic and diluted earnings per share (EPS) were calculated for the years ended December 31, 2003, December 31, 2004, and for the six months ended June 30, 2005 as follows:

	December 31, 2003	December 31, 2004	Six months ended June 30, 2005
Net income/(loss)	$36,915	$(105,362)	$33,700
Weighted average common shares outstanding	736,203	736,203	736,203
Effect of dilutive securities:
Stock options

Weighted average common shares and common share equivalents	736,203	736,203	736,203

28. Related party transactions

        Until the Acquisition, the Previous Shareholder Lenders had provided the Company with subordinated loans for a total of $350,650 as at December 31, 2003 and 2004. The interest rates on these loans were variable and are calculated on the basis of six-month LIBOR. Interest of $6,902, $10,866 and $7,373 was included in interest on indebtedness for the years ended December 31, 2003 and 2004, and for the six months ended June 30, 2005, respectively. These loans were acquired at the Acquisition by AerCap C.V. and are eliminated in consolidation in the accounts of AerCap Holdings C.V.

        The Previous Shareholder Lenders also participated in the senior credit agreements of the Company prior to the Acquisition. A total of $1,623,865 and $1,516,604 were outstanding under these credit agreements at December 31, 2003 and 2004, respectively. The interest rate on the credit facility is variable and is calculated on the basis of LIBOR. Interest on the senior debt of $66,585, $61,634 and $34,842 is included in interest on term debt for the years ended December 31, 2003 and 2004 and for the six months ended June 30, 2005, respectively.

        The Company had a note receivable from HypoVereinsbank AG (a Previous Shareholder Lender) connected with the sale-leaseback transaction described in Note 1 of $110,300 at December 31, 2004.

        The Company received fee income during the periods indicated below for a variety of management services it provided to related parties as detailed below:

	AerCap B.V.			AerCap Holdings C.V.
	Year ended December 31,
	2003	2004 (restated)	Six months ended June 30, 2005	June 27 to December 31, 2005
GPA-ATR	$200	$172	$97	$94
AerCo	4,119	5,400	2,358	2,440
Wings, (a fully-owned subsidiary of DASA)	1,926	1,623	685	—
EADS	440	535	68	—
KfW	119	109	51	—
Bayerische Landesbank Girozentrale	677	407	54	—

	$7,481	$8,246	$3,313	$2,534

        Subsequent to the deconsolidation of AerCo, the Company has received interest from AerCo on its D note investment of $6,375, $8,500, $1,733 and $850 for the years ended December 31, 2003 and 2004, the six months ended June 30, 2005, and in the period from June 27 to December 31, 2005, respectively.

        After the Acquisition, AerCap Holdings C.V. made payments of $300 between June 27 and December 31, 2005 to Cerberus for services provided to the Company in relation to business development, including due diligence on potential aviation asset investments.

29. Commitments and contingencies

Property and other rental commitments

        The Company has entered into property rental commitments with third parties, which expire in 2011, amounting to $10,526 and $7,499 as of December 31, 2004 and 2005, respectively. The Company also has lease arrangements with respect to company cars and office equipment. Minimum payments under the property rental agreements are as follows:

2006	$1,817
2007	1,828
2008	1,433
2009	1,433
2010	494
Thereafter	494

$7,499

Legal proceedings

VASP litigation

        The Company leased 13 aircraft and three spare engines to Vicao Aerea de Sao Paulo ("VASP"), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and the Company commenced litigation against VASP to repossess its aircraft. In 1992, the Company obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines (the "Repossessed Assets") from VASP. The Company repossessed and exported the Repossessed Assets in 1992. VASP appealed this decision.

        In 1996, the High Court of the State of São Paulo (the "High Court") found in favour of VASP on its appeal. The Company was instructed to return the Repossessed Assets to VASP for the lease under the terms of the original lease agreements between the Company and VASP. The High Court also granted VASP the right to seek damages in lieu of the return of Repossessed Assets. Since 1996, the Company has pursued in this case in the Brazilian courts through various motions and appeals.

        On March 1, 2006, the Superior Court of Justice dismissed the Company's most recent appeal and on April 5, 2006 a special panel of the Superior Court of Justice confirmed the Superior Court of Justice decision. On May 15, 2006, the Company appealed this decision to the Federal Supreme Court. On February 23, 2006, VASP commenced a procedure for the calculation of the award for damages. The Company's external legal counsel has advised them that even if it loses on the merits, they do not believe that VASP will be able to demonstrate any damages.

        The Company continues to actively pursue all courses of action that may be available to it and intends to defend its position vigorously and to pursue each of its claims against VASP based on the damages it incurred as a result of the default by VASP on its lease obligations. Management, based on the advice of the Company's external legal counsel, is of the view that is not necessary to make any provisions for this litigation.

Swedish tax dispute

        In 2001, the Swedish tax authorities challenged the Company's position in tax returns filed for the years 1999 and 2000 with respect to certain deductions. In accordance with Swedish law, the Company made a guarantee payment to the tax authority of $16,792 in 2003, which was recorded as a receivable in anticipation that the Company would prevail in its arguments. The Company appealed the decision of the tax authorities and in August 2004, a Swedish court ruled in favor of the Company which resulted in a tax refund of $19,887 (which included interest and the effect of foreign exchange movements for the intervening period) to the Company, which was offset against the receivable established. In September 2004, the Swedish tax authorities appealed the decision of the Court and filed an appeal with the Administrative Court of Appeal in Sweden. The Company has responded to this appeal. At the moment, it is considered likely that a decision will be forthcoming from the Court by the end of 2006. Management, based on the advice of the Company's tax advisors, has determined that it is not necessary to make any provisions for this tax dispute.

30. Fair values of financial instruments

        Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair values of financial instruments have been determined with reference to available market information. However, considerable management judgment is required in interpreting market data to arrive at estimates of fair values. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could realise in a current market exchange.

	December 31, 2004 (restated)		December 31, 2005
	Book value	Fair value	Book value	Fair value
Assets
Investments	$21,866	$21,866	$3,000	$3,000
Trade receivables	5,826	5,826	6,575	6,575
Notes receivable	250,774	250,774	196,620	196,620
Restricted cash	118,422	118,422	157,730	157,730
Derivative assets	—	—	18,420	18,420
Cash and cash equivalents	143,640	143,640	183,554	183,554

	$540,528	$540,528	$565,899	$565,899

Liabilities
Term debt	$3,115,492	$3,018,261	$2,172,995	$2,185,739
Derivative liabilities	20,144	20,144	8,087	8,087
Guarantees	10,239	10,239	18,798	18,798

	$3,145,875	$3,048,644	$2,199,880	$2,212,624

31. Recent Accounting Pronouncements

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 beginning January 1, 2006.

        In July 2005, the FASB issued FSP No. APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under the Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence", which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor's proportionate share of the investee's other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The FSP is effective for reporting periods beginning after July 12, 2005. We will adopt FSP No. APB 18-1 beginning January 1, 2006 and do not anticipate that it will have a material impact on our financial position or results of operations.

        On November 10, 2005, the FASB issued FSP No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards", which provides an alternative (and simplified) method to calculate the pool of excess income tax benefits upon the adoption of SFAS No. 123(R). Among other things, the FSP also provides guidance on how to present excess tax benefits in statements of cash flows when the alternative pool calculation is used. This new guidance became effective upon its issuance; however, companies can generally make a one-time election to adopt the transition method in FSP No. 123(R)-3 up to one year from the later of (i) initial adoption of SFAS No. 123(R) or (ii) November 10, 2005. If a company elects to adopt the alternative method after it has already issued financial statements pursuant to the provisions of SFAS No. 123(R), such adoption would be considered a change in accounting principle. We continue to evaluate FSP No. 123(R)-3 and, accordingly, have not yet determined whether the alternative method will be utilized.

        In February 2006, the FASB issued FSP FAS No. 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon Occurrence of a Contingent Event". This position amends SFAS No. 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS No. 123(R) until it becomes probable that the event will occur. The FSP is effective for the first reporting period beginning after the date the FSP was posted to the FASB website, which was on February 3, 2006; if in applying SFAS No. 123(R) an entity treated options or similar instruments that allow for cash settlement upon the occurrence of a contingent event in a manner inconsistent with the guidance in this FSP, then retrospective application is required. We do not anticipate that FSP No. 123(R)-4 will have a material impact on our financial position or results of operations.

        In February 2006, the FASB issued SFAS No.155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB statements No. 133 and 140".—This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006 (January 1, 2007 for us). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. We do not anticipate that the adoption of SFAS 155 will have a material effect on our financial statements or our results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". SFAS No. 156 amends SFAS No. 140. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. For subsequent measurements, SFAS

No. 156 permits companies to choose between using an amortization method or a fair value measurement method for reporting purposes. SFAS No. 156 is effective as of the beginning of a company's first fiscal year that begins after September 15, 2006. We do not anticipate SFAS No. 156 to have a material impact on our financial position or our results of operations.

        In April 2006, the FASB issued FSP No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)". The FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are "variable interests" in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. FIN 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a "reconsideration event" has occurred, in the first reporting period beginning after June 15, 2006. We will evaluate the impact of this FSP at the time any such "reconsideration event" occurs and for any new entities created.

        In July 2006, the Financial Accounting Standards Board (FASB or the "Board") released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (FIN 48 or the "Interpretation"). FIN 48 is applicable to all uncertain positions for taxes accounted for under FASB Statement 109, Accounting for Income Taxes (FAS 109). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The new accounting model for uncertain tax positions is effective for annual periods beginning after December 15, 2006. We have not yet determined the impact of the adoption of FIN 48 on our financial statements, if any.

32. Subsequent events

        Acquisition of AeroTurbine—On April 26, 2006, the Company, through its principal U.S. subsidiary, acquired all of the existing share capital of AeroTurbine, Inc. ("AT"). AT is engaged primarily in the distribution of turbojet aircraft, aircraft engines and aircraft parts as well as the sale, lease and overhaul management of engines to the commercial aviation industry worldwide. AT is located in Miami, Florida. The Company acquired AT in order to diversify its investment in aviation assets and to give the Company a more significant presence in the market for older equipment. The total amount of cash paid for the purchase was $146,848 which includes the cost of AT's shares, acquisition expenses. The cash paid was funded through cash from operations, of $73,092 and $73,756 of cash raised from a refinancing of AT's existing debt at the time of the acquisition. The financing totaled $175 million and included a senior tranche ($160,000) and a junior tranche ($15,000), both of which are secured by the assets of AT at the time of acquisition, and a revolving credit facility ($171,000) to fund future growth. The senior tranche and the revolving credit facility are recourse to AT, but non-recourse to the Company. The junior tranche of debt has been guaranteed by the Company. In addition the Company has guaranteed the obligation of AT to increase the face value of existing key man life insurance policies by an amount of $5,000 on each of two of the AT executives. The Company's agreement with the selling shareholders requires a subsequent adjustment (up or down) to the purchase price based on the taxable income of AT during 2005 and the period in 2006 to the closing date. It is not possible to determine the exact amount of such adjustment at this time, but the amount is anticipated to approximate a $1,200 increase to the price to be paid to the selling shareholders. The results of AT will be consolidated into the Company's accounts from the date of acquisition.

        Warehouse debt facility—On April 26 2006, the Company closed a revolving and term loan facility ("Warehouse") with a syndicate of banks. The Warehouse is divided into three classes of debt (A, B, and C tranches) with a combined commitment of $1,000,000. The Warehouse allows the Company to buy aircraft through bankruptcy-remote special purpose companies ("SPCs") funded by the bank syndicate for a revolving period of two years ("Revolving Period"). After the termination of the Revolving Period, the existing amount outstanding becomes a term loan which amortizes on a periodic basis to an ultimate maturity date six years from the closing (April 26, 2012). The terms of the Warehouse place certain restrictions on the type and age of aircraft which are eligible for inclusion and also requires that certain concentration limits be observed. The Warehouse includes general and operating covenants that restrict additional indebtedness in the SPCs owning the related aircraft, the payment of dividends and other limitations which are customary for such credit facilities.

AerCap Holdings C.V.
and Subsidiaries
Unaudited Condensed Consolidated Interim Financial Statements
For the Six Months Ended June 30, 2005,
the Three Months Ended September 30, 2005 and
the Nine Months Ended September 30, 2006

AerCap Holdings C.V. and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets

As of December 31, 2005 and September 30, 2006

	Note	December 31, 2005	September 30, 2006
	(US dollars in thousands)
Assets
Cash and cash equivalents		$183,554	$215,325
Restricted cash		157,730	125,065
Trade receivables, net of provisions		6,575	27,959
Flight equipment held for operating leases, net		2,189,267	2,542,119
Net investment in direct finance leases		1,072	—
Notes receivables, net of provisions		196,620	158,303
Prepayments on flight equipment		115,657	129,496
Investments		3,000	3,000
Goodwill	4	0	37,225
Intangibles	4	38,571	30,455
Inventory		0	85,475
Derivative assets		18,420	10,520
Deferred income taxes	6	99,346	98,980
Other assets		51,421	87,425

Total assets		$3,061,233	$3,551,347

Liabilities and partners' capital
Accounts payable		$2,575	$3,571
Accrued expenses and other liabilities		76,562	73,325
Accrued maintenance liability		150,322	195,576
Lessee deposit liability		56,386	63,403
Term debt	5	2,172,995	2,458,977
Accrual for onerous contracts		152,634	112,300
Deferred revenue		22,009	26,621
Derivative liabilities		8,087	—
Deferred income taxes	6	0	45,785

Total liabilities		2,641,570	2,979,558
Minority interest		—	32,020
General partner's capital		3,700	3,700
Limited partners' capital		366,300	381,264
Retained earnings		49,663	154,805

Total partners' capital		419,663	539,769

Total liabilities and partners' capital		$3,061,233	$3,551,347

The accompanying notes are an integral part of these condensed consolidated financial statements

AerCap Holdings C.V. and Subsidiaries

Unaudited Condensed Consolidated Interim Income Statements

For the Six Months Ended June 30, 2005, the Three Months Ended September 30, 2005
and the Nine Months Ended September 30, 2006

		AerCap B.V.	AerCap Holdings C.V.
	Note	Six months ended June 30, 2005	Three months ended September 30, 2005	Nine months ended September 30, 2006
	(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$175,333	$81,325	$311,131
Sales revenue		79,574	—	236,665
Management fee revenue		6,512	4,044	10,330
Interest revenue		13,130	10,448	26,656
Other revenue		3,459	174	18,014

Total revenues		278,008	95,991	602,796
Expenses
Depreciation and amortization		66,407	22,477	72,347
Cost of goods sold		57,632	—	183,264
Interest on term debt		69,857	24,868	111,432
Operating lease in costs		13,877	6,475	18,925
Leasing expenses		9,688	4,450	26,598
Provision for doubtful notes and accounts receivable		3,161	(217)	(847)
Selling, general and administrative expenses		19,559	10,937	66,571

Total expenses		240,181	68,990	478,290
Income from continuing operations before income taxes and minority interest		37,827	27,001	124,506
Provision for income taxes		(4,127)	(4,086)	(20,094)
Minority interest, net of taxes			—	730

Net income		$33,700	$22,915	$105,142

Earnings per share, basic and diluted		$45.78	$—	$—

Weighted average shares outstanding, basic and diluted	8	736,203	—	—

Pro forma net income due to change in organizational structure (unaudited)
Net income as reported		—	$22,915	$105,142
Pro forma income taxes		—	$1,518	$4,554

Pro forma net income		—	$21,397	$100,588

Pro forma basic earnings per share, basic and fully diluted		—	$0.27	$1.29
Pro forma weighted average shares, basic and diluted		—	78,236,957	78,236,957

The accompanying notes are an integral part of these condensed consolidated financial statements

AerCap Holdings C.V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

For the Six Months Ended June 30, 2005, the Three Months Ended September 30, 2005
and the Nine Months Ended September 30, 2006

	AerCap B.V.	AerCap Holdings C.V.
	Six months ended June 30,	Three months ended September 30,	Nine months ended September 30,
	2005	2005	2006
	(US dollars in thousands, except per share amounts)
Net income	$33,700	$22,915	$105,142
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	—	—	(730)
Depreciation and amortization	66,407	22,477	72,347
Amortisation of intangibles	—	3,281	8,656
Provision for doubtful notes and accounts receivable	3,161	(217)	51
Capitalised interest on pre-delivery payments	(3,084)	(1,419)	(3,747)
Gain on disposal of assets	(24,906)	—	(48,153)
Mark-to-market of non-hedged derivatives	(11,783)	(2,748)	(187)
Deferred taxes	3,505	4,103	19,857
Stock based compensation	—	—	14,993
Changes in assets and liabilities
Trade receivables and notes receivable, net	59,023	1,228	36,442
Inventories	—	—	(32,833)
Other assets	(18,101)	(8,219)	1,532
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(909)	266	214
Deferred revenue	262	1,656	2,708

Net cash provided by operating activities	107,275	43,323	176,292
Purchase of flight equipment	(74,679)	(94,088)	(390,437)
Proceeds from sale/disposal of assets	91,863	—	218,481
Prepayments on flight equipment	(19,711)	(10,741)	(59,946)
Purchase of investments	(3,000)	—	—
Purchase of subsidiaries, net of cash acquired	—	(1,245,609)	(145,246)
Movement in restricted cash	20,052	(306,892)	32,665

Net cash provided by (used in) investing activities	14,525	(1,657,330)	(344,483)
Issuance of term debt	63,085	(2,214,841)	540,523
Repayment of term debt	(239,369)	(839,358)	(347,042)
Debt issuance costs paid	(772)	(36,681)	(25,007)
Issuance of equity interests	35,051	370,000	—
Capital contributions from minority interests	—	—	32,750

Net cash (used in) provided by financing activities	(142,005)	1,708,802	201,224
Net increase (decrease) in cash and cash equivalents	(20,205)	94,795	33,083
Effect of exchange rate changes	233	42	(1,262)
Cash and cash equivalents at beginning of period	$143,640	$—	$183,554

Cash and cash equivalents at end of period	$123,668	94,837	$215,325

Supplemental cash flow information:
Interest paid	$77,042	$23,364	$97,824
Taxes (refunded) paid	55	224	(74)
Fair values of assets acquired and liabilities assumed in purchase acquisitions
Assets acquired	$—	$2,838,918	$309,401
Liabilities assumed	—	(1,469,641)	$(162,553)

Cash paid	$—	$1,369,277	$146,848

The accompanying notes are an integral part of these condensed consolidated financial statements

AerCap Holdings C.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(US dollars in thousands)

1.    General

The Company

        AerCap Holdings C.V. is a limited partnership ("commanditaire vennootschap") formed in June 2005 under the laws of the Netherlands. The consolidated financial statements include the accounts of AerCap Holdings C.V. and its subsidiaries (collectively, the "Company"). The Company is an integrated global aviation company conducting aircraft and engine leasing and trading and parts sales. The Company also provides a wide range of aircraft management services to other owners of aircraft. The Company is headquartered in Amsterdam, The Netherlands, and has offices in Shannon, Ireland and Ft. Lauderdale and Miami, USA.

Acquisition of AeroTurbine, Inc.

        On April 26, 2006 the Company purchased all of the existing share capital of AeroTurbine, Inc ("AT"). AT has been included in the Company's consolidated income statements from April 26, 2006. AT is engaged primarily in the distribution of turbojet aircraft, aircraft engines, and aircraft parts as well as the sale, lease and overhaul management of engines to the commercial aviation industry worldwide. AT is located in Miami, Florida. The Company acquired AT in order to diversify its investments in aviation assets and to give the Company a more significant presence in the market for older equipment. The total cash payment for the purchase was $146,848 including acquisition expenses. The Company's agreement with the selling shareholders requires a subsequent adjustment (up or down) to the purchase price based on the taxable income of AT during 2005 and the period in 2006 to the closing date. It is not possible to determine the exact amount of such adjustment at this time, but the amount is anticipated to approximate a $1,200 increase to the price to be paid to the selling shareholders. In addition, the Company may elect to treat the purchase as an asset purchase for tax purposes. If this election is made, additional consideration will be paid to the selling shareholders of AeroTurbine to indemnify them against an increase in their personal income tax liability arising from the sale. As a result of the election, the tax basis of the acquired assets will increase resulting in a decrease to the deferred tax liability recognized in the acquisition of AT.

        The Company has not yet determined the amount of additional consideration it would be required to pay in connection with such an election, but anticipates the amount to be approximately $20,100. The Company expects to determine whether it will make such election by December 31, 2006.

        The consideration for the purchase was funded through cash from our operations of $73,092 and $73,756 of cash raised from refinancing AT's existing debt. The new financing totaled $175,000 and included $160,000 of senior unsecured debt, $15,000 of subordinated debt and a revolving credit facility of $171,000 to fund future growth. The Company has allocated the $146,848 purchase consideration to the preliminary fair values of acquired assets and assumed liabilities in accordance with FAS 141, Business Combinations as follows:

Estimated fair values
(US dollars in thousands)
Cash and cash equivalents	$1,601
Equipment held for operating lease, net	160,994
Inventory	52,643
Intangible assets	25,600
Goodwill	37,225
Property and equipment	7,896
Other	23,442

Total assets	309,401
Term debt	93,104
Deferred taxes	49,972
Other	19,477

Total liabilities	162,553

Total consideration paid	$146,848

        The Company is in the process of completing its allocation of the purchase price and has not yet received final valuations of certain intangible assets from third party appraisers. Thus, the allocation of the purchase price is preliminary and subject to refinement. The entire amount of $37,225 of goodwill, currently none of which is expected to be tax deductible, has been allocated to the Engine and Parts reportable unit. If the Company elects to treat the purchase as an asset purchase, a portion of the goodwill recognized may be tax deductible.

        A summary of the intangible assets acquired is as follows:

	Estimated fair value	Estimated useful lives in years
Customer relationships—parts	$19,800	10
Customer relationships—engines	3,600	10
FAA Certificate	1,100	15
Non-compete agreement	1,100	6

        Amortization of the customer relationship intangibles is based on the anticipated sales in the periods after the AT acquisition of both parts and engines which benefit from such relationships. Amortization of the FAA certificate is straight-line over 15 years, the remaining estimated useful life of the engine type to which the repair station certificate relates. Amortization of the non-compete agreement is straight-line over six years, which is the sum of the term of the employment agreements of the related individuals and the term of the non-compete agreements.

        The following pro forma condensed consolidated information for the nine months ended September 30, 2006 gives effect to the Company's acquisition of AT as if it had occurred on January 1, 2006. The pro forma condensed consolidated information for the nine months ended September 30,

2005 gives effect to the acquisition of the Company by Cerberus and the Company's acquisition of AT as if they had occurred on January 1, 2005:

	Nine months ended September 30, 2005	Nine months ended September 30, 2006
	(US dollars in thousands, except share and share amounts)
Revenues	$469,222	$655,850
Net income	75,031	94,755
Earnings per share, basic	101.9	—
Earnings per share, fully diluted	101.9	—
Outstanding shares, basic	736,203	—
Outstanding shares, fully diluted	736,203	—

Variable Interest Entities

        In January 2006, the Company sold a 50% equity interest in AerVenture Ltd. ("AerVenture"), previously a wholly-owned entity, to LoadAir, a subsidiary of Al Fawares, an investment and construction company based in Kuwait. AerVenture has contracted with Airbus for the delivery of up to 70 A320 family aircraft between November 2007 and August 2010, with the intent of leasing these aircraft to third parties. The joint venture agreement requires the Company to make certain specified equity contributions and additional equity capital available to AerVenture depending on capital needs in the future. The Company has entered into agreements to provide management and marketing services to AerVenture in return for management fees. The Company has determined that AerVenture is a variable interest entity for which the Company is the primary beneficiary. As such, the Company has continued to consolidate AerVenture in its accounts.

        The contractual commitments including purchase obligations related to AerVenture as of September 30, 2006 are as follows:

	2006	2007	2008	2009	2010
Contractual commitments	$26,738	153,451	524,739	1,035,914	949,421

        In April 2006, the Company signed a joint venture agreement with Deucalion to form the Bella joint venture in which it holds a 50% equity interest. Bella purchased two used Airbus A330-322 aircraft in April and May 2006 and has subsequently leased these aircraft to third parties. The Company has entered into agreements to provide to Bella aircraft management and marketing services in return for management fees. The Company has determined that Bella is a variable interest entity for which the Company is the primary beneficiary. As such, the Company has consolidated Bella into its accounts.

Investments in Joint Ventures

        In May 2006, the Company signed a joint venture agreement with China Aviation Supplies Import and Export Group Corporation and affiliates of Calyon establishing AerDragon. AerDragon is 50% owned by China Aviation and 25% owned by each of us and Calyon. The joint venture did not own any aircraft at September 30, 2006. The joint venture is subject to the issuance of local business licenses by Chinese authorities, as well as Chinese regulatory approvals. The Company expects to obtain these licenses and approvals in the fourth quarter of 2006. The Company will provide aircraft management services to AerDragon in return for fees. The Company accounts for its investment in AerDragon according to the equity method.

2.    Summary of significant accounting policies

Basis for presentation

        The unaudited condensed consolidated interim financial statements of the Company are presented in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP) These interim financial statements include all adjustments, consisting only of normal recurring adjustments and the elimination of all intercompany accounts and transactions, which are, in the opinion of management, necessary to provide a fair presentation of financial condition and results of operations for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the U.S. have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and notes included in the Company's audited financial statements included in this prospectus. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006. The Company acquired all of the share capital of AerCap B.V. in June 2005. The accounts of AerCap B.V. for periods prior to the acquisition are identified as "predecessor". The accounts of the Company for periods after the acquisition are identified as "successor". As a result of the acquisition, the assets and liabilities of AerCap B.V. are stated at their fair values at the acquisition date. The consolidated financial statements of the predecessor reflect historical cost. The consolidated financial statements show both the predecessor accounts and successor accounts. Due to these different bases of accounting, predecessor and successor amounts are not directly comparable.

Inventory

        Inventory, which consists exclusively of finished goods, is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated remaining sales value at the time of purchase. Inventories are comprised primarily of engines, aircraft and engine parts, rotables and expendables. Expenditures required for the recertification or betterment of flight equipment are capitalized in inventory and are expensed as the parts associated with such costs are sold. Inventory acquired in the purchase of a subsidiary is accounted for in accordance with FAS 141 at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity.

Goodwill

        Goodwill represents the excess of the cost of acquisition of subsidiaries over the fair value of identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested for impairment annually or more often when events or circumstances indicate that there may have been impairment.

Definite-lived intangible assets

        The Company recognizes intangible assets acquired in a business combination in accordance with the principles of FAS 141. The identified intangible assets are recorded at fair value on the date of acquisition. The rate of amortization of definite-lived intangible assets is calculated with reference to the period over which the Company expects to derive economic benefits from such assets.

Flight equipment held for operating leases, net

        Flight equipment held for operating leases, including aircraft and engines, is stated at cost less accumulated depreciation and impairment. Aircraft acquired are depreciated over the assets' useful life, based on 25 years from the date of manufacture, using the straight-line method to the estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost.

The estimates of useful lives are as follows:
Stage III Aircraft	20-25 years
Turboprop Aircraft	20 years

        The Company depreciates current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from five to seven years to an estimated residual value. The carrying value of flight equipment that is designated for part-out is transferred to the inventory pool. The Company's flight equipment is held for sale through its parts business from the time of such transfer.

Impairment of long-lived assets

        The Company applies Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and requires that all long-lived assets be evaluated for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The loss is measured as the excess of the carrying amount of the impaired asset over its fair value.

        Fair value reflects the present value of cash that is directly associated with and that is expected to arise as a direct result of the use and eventual disposition of the asset, discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under then current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including current contracted rates for similar flight equipment, appraisal data and industry trends. Residual (salvage) value assumptions generally reflect an asset's booked residual, except where more recent industry information indicates a different value is appropriate.

Accrued maintenance liability

        In all of our leases, the lessees are responsible for maintenance and repairs of our flight equipment and related expenses during the term of the lease. In some instances, the Company may incur maintenance and repair expenses for off-lease aircraft. The Company recognizes leasing expenses in its income statement for all such expenditures.

        In many operating lease and finance lease contracts, the lessee has the obligation to make periodic payments of supplemental rent which are calculated with reference to the utilization of airframes, engines and other major life-limited components during the lease. In most such contracts, upon lessee presentation of invoices evidencing the completion of qualifying maintenance on the flight equipment, the Company makes a contribution to the lessee to help compensate for the cost of the maintenance, up to the amount of supplemental rents collected. In other contracts where supplemental rents are not paid, the lessee is required to re-deliver the aircraft in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the aircraft. To the extent that such components are redelivered in a different condition than at acceptance, there is normally an end-of-lease compensation adjustment for the difference at redelivery. In addition, in both types of contracts, the Company may be obligated to make contributions to the lessee for maintenance related expenses (lessor contributions) on flight equipment during the term of the lease.

        In all lease contracts where the Company agrees to make lessor contributions to compensate for qualifying maintenance work during the lease, the Company records an accrued maintenance liability through a charge to leasing expenses at the commencement of the lease based on the Company's estimate of maintenance events which will occur during the lease. The Company's accounting for supplemental rents paid by the lessee during the term of a lease depends upon whether the Company can control the occurrence, timing or amount of any reimbursement of supplemental rents during the lease. In longer-term lease contracts (primarily aircraft lease contracts) where the Company is not able to control the occurrence, timing or associated cost of qualifying maintenance work, the Company records supplemental rent paid by the lessee as accrued maintenance liability. In these contracts, the Company does not recognize such supplemental rent as revenue during the lease. Reimbursements to the lessee upon the receipt of evidence of qualifying maintenance work are charged against the existing accrued maintenance liability. In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are designed specifically to allow the Company to control the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. For flight equipment subject to these shorter-term contracts, the Company records a charge to leasing expenses at the time maintenance work is performed on the flight equipment.

        For all of the Company's lease contracts, any amounts of accrued maintenance liability at the end of a lease and any amounts received as part of a redelivery adjustment are recorded as lease revenue at lease termination. The Company regularly reviews the level of accrued maintenance liability to cover its contractual obligations in current lease contracts and makes adjustments as necessary. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as sales revenue as part of the sale of the flight equipment.

Share-based compensation

        The Company accounts for share-based compensation in accordance with FAS 123R, "Share-based payment". Accordingly, the Company recognizes compensation expense when it becomes probable that participants in share-based incentive plans who hold direct or indirect equity interests in the Company's shares or options to acquire such shares will be able to achieve fair value. The amount of such expense is determined by reference to the fair value of the share or share option on the date of grant. The timing of expense recognition is determined with reference to the timing of lapsing of restrictions on restricted shares and vesting on share options, including the lapsing of repurchase rights which allow other parties to repurchase participants' shares at less than fair market value.

3.    Share-based compensation arrangement

        Effective June 30, 2005, holding companies which indirectly own 100% of the equity interests in the Company put into place an equity incentive plan ("Equity Plan") under which members of the Company's senior management, Board of Directors and a consultant (the "participants") can be granted either restricted shares or share options ("Equity Grants") in the holding companies. The holding companies from which the restricted shares and share options have been granted are each identical in their capital structure (95% preferred shares and 5% common shares) and each have an equal percentage indirect ownership interest in the Company, representing 100% of the ownership interests in the Company in aggregate. The holding companies do not own any other significant assets or conduct any other significant activities outside of their indirect investment in the Company and the value of the holding companies is derived exclusively with reference to the value of the Company.

        On the date of the Company's acquisition of AT, the selling shareholders of AT purchased restricted shares in the holding companies. Restrictions lapse on three tranches of the restricted shares over a three year vesting period and on the fourth tranche over a four year vesting period and, in each case all restrictions lapse upon a change of control, including an initial public offering of the Company's shares. The agreements which govern the restricted shares, allow the holding companies to repurchase the restricted shares and allow the employees to put their shares back to the holding companies at fair market value upon the occurrence of certain employment termination events. One of the termination events under the control of the selling shareholders of AT would allow them to put the fourth tranche of shares back to the holding companies for market value immediately upon the vesting of that tranche of shares. As a result, the fourth tranche of shares was classified as a liability award until September 19, 2006 when the two executives signed amendments to the governing documents to restrict their put right on the fourth tranche until at least six months from the date of vesting of the fourth tranche. As of September 19, 2006, all restricted shares owned by the two executives qualify as equity awards.

        On August 21, 2006 and September 5, 2006 the holding companies issued stock options under the Equity Plan to three members of the Company's senior management. The options vest over a four-year period of time according to both time and performance-based criteria. Twenty-percent of the options vest upon an initial public offering of our shares and all options vest upon a change of control, but excluding an initial public offering of our shares. The option agreements contain provisions which allow the holding companies to repurchase any shares obtained through the exercise of options at the lower of fair market value or the exercise price paid at the occurrence of certain employment termination events.

        On September 5, 2006, the holding companies granted options under the Equity Plan to four non-executive directors of the Company. The options granted to the directors are not subject to vesting criteria and are exercisable for a period of ten years. The holding companies have the right to repurchase any shares acquired through the exercise of options at fair market value within 90 days of the conclusion of any director's term on the board of directors.

        The fair values of all shares and share options described above were calculated assuming the mid-point valuation of the Company in connection with an anticipated public offering of the Company's shares. A valuation was also performed effective September 19, 2006 in connection with the amendment of the agreements with the two AT executives.

        To this value, a discount for lack of marketability ("DLOM") was applied to reflect the fact that (i) the shares being valued represent an illiquid minority interest in a closely-held indirect holding company without access to a recognized market and (ii) the shares are subject to significant restrictions which prevent their transfer or pledge. The application of a DLOM was supported by empirical data from studies of restricted shares and pre-IPO studies of share prices. In addition, the DLOM was supported by a "put-option" analysis which calculates the inherent difference in value between a freely-traded share and an illiquid, restricted share. A DLOM of 20% was applied in the April 2006 valuation supporting the issuance of shares to the two AeroTurbine executives. A DLOM of 10% was applied to the valuation supporting the issuances in August and September 2006. The decrease to the DLOM between the two valuation dates reflects the increased probability of a successful public offering of the shares of the Company and the resulting closer proximity to a liquid market for shares in the holding companies.

        In accordance with FAS 123R, the amount of compensation expense recognized for restricted shares qualifying as equity awards is derived with reference to the excess of fair market value of the shares at the date of grant over the price paid. For restricted shares qualifying initially as liability awards which subsequently qualify as equity awards, compensation expense for periods prior to the change is derived with reference to the excess of fair market value at each reporting period over the price paid. For periods subsequent to the change, compensation expense is derived with reference to the fair market value at the date of change over the price paid. The amount of expense recognized with respect to share options is based on the fair value of the option using the share valuation method described below and then applying a Black-Scholes option pricing model to the underlying share value. The value of each of the Equity Grants is recognized on a straight-line basis over the applicable vesting periods.

        For options valued with a Black-Scholes option pricing model, the Company used the following assumptions:

Volatility	38.25% - 39.90%
Expected life	5.00 - 5.93 years
Risk-free interest rate	4.67 - 4.72%
Dividend yield rate	0.00%

        Since the Company's shares have not traded in the public market, the Company derived its volatility assumptions by comparison to peer group companies. The expected life represents the period of time the options are expected to be outstanding. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the expected life of the options. The expected dividend yield is based on the Company's history of not paying regular dividends in the past and its current intention not to pay regular dividends in the foreseeable future. The differing volatilities and interest rates used result from the differences in expected life among the different tranches of stock options valued.

        The offsetting entry for the compensation expense recognized for Equity Grants qualifying as equity awards is to additional paid-in capital with no resulting effect on total shareholders' equity. The offsetting entry for compensation expense related to Equity Grants qualifying as liability awards is to accrued liabilities. For the Equity Grants issued to the two AT executives, a change in control or initial public offering of the Company's shares will result in immediate recognition of the remaining unrecognized excess fair value which was $67.0 million as of September 30, 2006.

        For the options issued to the independent directors, the fair value of the options was recognized as compensation expense on the date of grant as indicated in the table below because the shares were fully vested and not subject to repurchase at less than fair market value.

        A summary of issuances under the Equity Plan at September 30, 2006 is set forth below. Because the number of shares and share options under the Equity Plan are shares and share options of the holding companies, ownership interests in the table are summarized in terms of percentage indirect interest in the Company.

		Current percentage indirect equity interest(A)
						Expense recognized in the nine month period ended September 30, 2006
					Valuation for expense recognition
	Grant Date	Shares		Options
Prior year issuances	December 29, 2005	6.61%		2.60%	10,195	—
AT Executives Issuance	April 26, 2006	6.38%		—	78,465	10,479
Senior Management Issuance	August 21/September 5, 2006	1.66%		—	17,818	—
Independent Director Issuance	September 5, 2006	0.43%		—	4,514	4,514

Total		15.08	%(B)	2.60%	110,992	14,993

(A)
On a fully-diluted basis.

(B)
In addition to shares granted under the Equity Plan, members of management own 0.3% of common shares of the holding companies purchased for value.

4.    Intangible assets

        The following table presents details of intangible assets and related accumulated amortization and goodwill:

	As of December 31, 2005
	Gross	Accumulated amortization	Other	Net
Lease premiums	$45,134	$(6,563)	$—	$38,571
	As of September 30, 2006
	Gross	Accumulated amortization		Other(1)	Net
Lease premiums	$45,134	$(15,368	)(2)	$(23,678)	$6,088
Customer relationships—parts	19,800	(563)		—	19,237
Customer relationships—engines	3,600	(559)		—	3,041
FAA Certificate	1,100	(32)		—	1,068
Non-compete agreement	1,100	(79)		—	1,021
Goodwill	37,225	—		—	37,225

	$107,959	$(16,601)		$(23,678)	$67,680

(1)
Reduction of $17,431 of lease premiums inclusive of deferred tax effect determined through an iterative calculation due to elimination of valuation allowances existing at the date of the acquisition of the Company by Cerberus. See note 6 for further details.

(2)
Includes ($1,382) from the write-off of lease premium in connection with the sale of related aircraft.

5.    Term Debt

UBS facility

        On April 26, 2006, our wholly-owned subsidiary, AerFunding 1 Limited entered into a non-recourse senior secured revolving credit facility in the aggregate amount of up to $1,000,000 with UBS Real Estate Securities Inc., UBS Securities Inc., Deutsche Bank Trust Company Americas and certain other financial institutions. The revolving loans under the UBS revolving credit facility are divided into three classes: class A loans, which have a maximum advance limit of $715,000, class B loans, which have a maximum advance limit of $180,000, and class C loans, which have a maximum advance limit of $105,000.

        Borrowings under the UBS revolving credit facility can be used to finance between 72% and 84% of the appraised value of the acquired aircraft or, in the case of Boeing 737NG and Airbus A320 family aircraft, between 85% and 86% of the lower of the purchase price and the appraised value of the acquired aircraft.

        As of September 30, 2006, we had $128,002 of loans outstanding under the UBS revolving credit facility. The maturity date of the UBS revolving credit facility is April 26, 2012. Borrowings under the UBS revolving credit facility are secured by, among other things, security interests in and pledges or assignments of equity ownership and beneficial interests in all of the subsidiaries of AerFunding, as well as by AerFunding's interests in the leases of its assets. Borrowings under the UBS revolving credit facility bear interest (a) in the case of class A loans, based on the eurodollar rate plus the class A applicable margin, (b) in the case of class B loans, based on the eurodollar rate plus the class B applicable margin or (c) in the case of class C loans, based on the eurodollar rate plus the class C applicable margin. The following table sets forth the applicable margin for the three classes of the UBS revolving credit facility during the periods specified:

	Class A	Class B	Class C
Borrowing period(1)	1.75%	4.25%	6.00%
First 180 days following conversion	2.50%	5.00%	6.75%
From 181 days to 360 days following conversion	3.00%	5.50%	7.25%
From 361 days to 450 days following conversion	3.25%	5.75%	7.50%
From 450 days to 541 days following conversion	3.50%	6.00%	7.75%
Thereafter	3.75%	6.25%	8.00%

(1)
The borrowing period is two years after which the loan converts to a term loan.

        Additionally, we are subject to (a) a 0.22% fee on any unused portion of the unused class A loan commitment (b) a 0.37% fee on any unused portion of the unused class B loan commitment and (c) a 0.50% fee on any unused portion of the unused class C loan commitment.

        The UBS revolving facility includes general and operating covenants that restrict additional indebtedness in the AerFunding subsidiaries owning the related aircraft, the payment of dividends and other limitations which are customary for such credit facilities.

Calyon facility

        On April 26, 2006, our wholly-owned subsidiary, AeroTurbine, entered into a senior secured term loan and a revolving credit facility with Calyon and certain other financial institutions identified therein.

The senior secured term loan provided for a term loan of up to $160,000 and the revolving credit facility provided for revolving loans of up to $171,000. Concurrently with these loans, AeroTurbine entered into a junior term loan with Calyon and certain other financial institutions that provided for a term loan in the amount of up to $15,000. The maturity date of the Calyon loans and facility is April 26, 2011. All obligations of AeroTurbine under the junior term loan are unconditionally guaranteed by AerCap B.V.; AerCap B.V. does not guarantee the senior secured term loan or the revolving credit facility.

        Borrowings under the Calyon loans and facility are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AeroTurbine and its subsidiaries, as well as by all assets of AeroTurbine and its subsidiaries.

        The outstanding amounts at September 30, 2006 are set forth below:

Tranche A	$156,800	Three-month LIBOR plus 2.75%
Tranche B	15,000	Three-month LIBOR plus 5.50%
Revolver	44,115	Three-month LIBOR plus 3.00%

        The Calyon loans include general and operating covenants that restrict additional indebtedness, the payment of dividends and other cash payments to its parent company and other limitations which are customary for such credit facilities.

Bella facility

        On each of April 21, 2006 and May 10, 2006, Bella Aircraft Leasing 1 Limited, a consolidated joint venture in which the Company owns a 50% interest, entered into a loan agreement with DVB Bank AG, London Branch to provide for a term loan of up to $31,200 and $28,000, respectively, to finance the purchase of two aircraft. The maturity dates of the loans are February 28, 2009 and May 11, 2011, respectively. Borrowings under the loans are secured by security interests in and pledges of all shares in the borrower, the accounts to which lease payments are made, the aircraft, and certain of the borrower's rights under the lease and the loan documents. As of September 30, 2006, the amounts outstanding under each loan were $29,951 and $27,169, respectively.

        Borrowings under the April 21 loan agreement bear interest at a fixed rate of 7.3150%. Borrowings under the May 10 loan agreement bear interest at a fixed rate of 7.6975%.

        The loans include general and operating covenants that restrict the borrower from incurring additional indebtedness and other limitations which are customary for such credit facilities.

        Term debt consists of the following at December 31, 2005 and September 30, 2006:

	December 31, 2005	September 30, 2006
ECA-guaranteed financings	$570,950	$578,573
JOL financings	149,037	100,545
Commercial bank debt	335,583	706,074
ALS securitization debt (G1, G2, C and D classes)	946,047	896,157
Capital lease obligations	24,606	22,490
Capital lease obligations under defeasance structures	146,772	155,138

	$2,172,995	$2,458,977

6.    Deferred income taxes

        In connection with the Company's anticipated public offering, the Company will change its current organizational structure from a Netherlands partnership to a Netherlands public limited liability company. In connection with this change, certain loans owed by AerCap B.V. to AerCap Holdings C.V. will be transferred to one of the Company's Irish subsidiaries. Interest income on these loans will be taxable in Ireland from that point forward. At December 31, 2005, the Company had recorded a valuation allowance of $17,431 on tax losses in Ireland to reduce these losses to their net realizable value. With the increase in future taxable income in Ireland from the interest on these transferred loans, the Company expects to recover the full value of all of its tax assets in Ireland and has eliminated its valuation allowance at September 30, 2006.

        In accordance with FAS 109, the offsetting entry to the reduction in the valuation allowance which was established at the time Cerberus acquired the Company, reduces the intangible lease premium asset that was recognized as part of the Cerberus acquisition.

7.    Segment information

        Prior to the acquisition of AT, the Company operated in one reportable segment—leasing, financing and management of commercial aircraft. From the date of the acquisition of AT, the Company manages its business and analyzes and reports its results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft ("Aircraft") and leasing, financing and sales of engines and parts ("Engine and Parts").

        The following sets forth the Company's significant information from reportable segments:

	AerCap B.V. Six months ended June 30, 2005
	Aircraft	Engines and parts	Total
Revenues from external customers	$278,008	$—	$278,008
Segment profit	33,700	—	33,700
Segment assets	2,842,412	—	2,842,412
Depreciation and amortization	66,407	—	66,407
	AerCap Holdings C.V. Three months ended September 30, 2005
	Aircraft	Engines and parts	Total
Revenues from external customers	$95,991	$—	$95,991
Segment profit	22,915	—	22,915
Segment assets	3,249,639	—	3,249,639
Depreciation and amortization	22,477	—	22,477
	AerCap Holdings C.V. Nine months ended September 30, 2006
	Aircraft	Engines and parts	Total
Revenues from external customers	$544,662	$58,134	$602,796
Segment profit (loss)	111,978	(6,836)	105,142
Segment assets	3,157,631	393,716	3,551,347
Depreciation and amortization	68,388	3,959	72,347

        The engine and parts segment includes information commencing with the acquisition of AT on April 26, 2006.

        Segment profit represents net income of each segment. There were no intra-segment transactions which were necessary to eliminate in reporting segment information.

8.    Earnings per common share

        Basic and diluted earnings per share (EPS) were calculated for the nine months ended September 30, 2005 and September 30, 2006 with reference to net income and the number of weighted average shares outstanding as follows:

	AerCap B.V.	AerCap Holdings C.V.
	Six months ended June 30, 2005	Three months ended September 30, 2005	Nine months ended September 30, 2006
Net income	$33,700	$22,915	$105,142
Weighted average common shares outstanding	736,203	—	—
Effect of dilutive securities:
Stock options	—	—	—

Weighted average common shares and common share equivalents	736,203	—	—

9.    Comprehensive income

        Total comprehensive income consists solely of net income.

10.    Recent Accounting Pronouncements

        In September 2006, the FASB issued FSP No. AUG AIR-1 "Accounting for Planned Major Maintenance Activities." This FSP amends certain provisions in the AICPA Industry Audit guide, "Audits of Airlines" to prohibit the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods and makes this guidance applicable to entities in all industries. The FSP is effective for the first fiscal year beginning after December 15, 2006 and requires retrospective application for all fiscal years presented in the financial statements upon adoption. Early adoption as of the beginning of an entity's fiscal year is permitted. We have not yet determined the impact of the adoption of FSP No. AUG AIR-1 on our consolidated financial statements.

        On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 108 ("SAB 108"). SAB 108 establishes an approach requiring the quantification of financial statement errors based on the effects of the error on each of an entity's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it essentially requires quantification of errors under both of the widely-recognized methods for quantifying the effects of financial statement errors: the "roll-over" method and the "iron curtain" method. SAB 108 permits existing public companies to record the cumulative effect of initially applying the "dual approach" in the first year ending after November 15, 2006 by recording the necessary "correcting" adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. We do not anticipate that the adoption of SAB 108 will have a material effect on our financial statements or our results of operations.

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans "an amendment of FASB Statements No. 87, 88, 106, and 132 (R) ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions). Under SFAS 158, the Company will be required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures in its financial statements as of December 31, 2006. The Company does not anticipate that the adoption of SFAS 158 will have a material effect on the Company's results of operations or financial condition.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 prescribes a single definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is currently evaluating the impact, if any that SFAS 157 will have on its results of operations or financial position. SFAS 157 is effective for the Company beginning as of January 1, 2008.

Independent Auditors' Report

The Board of Directors
AeroTurbine, Inc.:

We have audited the accompanying combined balance sheet of AeroTurbine, Inc. and Affiliate (the Company) as of December 31, 2005, and the related combined statements of operations, shareholders' equity, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of AeroTurbine, Inc. and Affiliate as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 13 to the combined financial statements, on April 26, 2006, the Company was acquired by AerCap, Inc.

/s/ KPMG LLP

July 24, 2006
Miami, Florida
Certified Public Accountants

AEROTURBINE, INC. AND AFFILIATE

Combined Balance Sheet

December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$516,142
Accounts receivable:
Trade, net of allowance of approximately $3,100,985	18,354,367
Notes receivable	78,258
Other receivables	923,325
Inventory	56,674,416
Other current assets	2,017,247

Total current assets	78,563,755
Equipment held for operating leases, net	118,494,824
Property and equipment, net	3,353,148
Deposits and other assets	1,475,991

Total assets	$201,887,718

Liabilities and Shareholders' Equity
Current liabilities:
Current portion of loan payable—revolving credit facility	$6,400,000
Accounts payable	2,371,812
Accrued expenses	3,978,223
Deferred revenue	1,136,435
Short-term lessee deposits	5,184,047

Total current liabilities	19,070,517
Long-term lessee deposits	467,000
Loan payable—revolving credit facility, less current portion	100,400,000

Total liabilities	$119,937,517

Commitments and contingencies
Shareholders' equity:
Common stock:
Series B, $0.001 par value. 45,000 shares authorized, issued, and outstanding	$45
Common stock, no par value. 1,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	9,572,641
Retained earnings	72,376,515

Total shareholders' equity	81,950,201

Total liabilities and shareholders' equity	$201,887,718

See accompanying notes to combined financial statements.

AEROTURBINE, INC. AND AFFILIATE

Combined Statement of Operations

Year ended December 31, 2005

Revenue:
Engine, aircraft, and parts sales	$87,745,750
Engine and aircraft leasing	34,938,657

Total operating revenue	122,684,407

Cost of sales:
Engine, aircraft, and parts sales	59,380,705
Engine and aircraft leasing	19,849,413

Total cost of sales	79,230,118

Gross profit	43,454,289
Selling, general, and administrative expenses	16,470,843

Income from operations	26,983,446

Other income (expenses):
Interest expense	(7,613,674)
Interest income	7,561
Other income, net	915,180

Total other expenses	(6,690,933)

Net income	$20,292,513

Pro forma net income (unaudited):
Net income as reported	$20,292,513
Pro forma for income taxes (Note 1(o))	(7,883,239)

Pro forma net income	$12,409,274

See accompanying notes to combined financial statements.

AEROTURBINE, INC. AND AFFILIATE

Combined Statement of Shareholders' Equity

Year ended December 31, 2005

	Common stock
	Series B	Common stock	Additional paid capital	Retained earnings	Total shareholders' equity
Balance at December 31, 2004	$45	$1,000	$999,955	$66,968,688	$67,969,688
Net income	—	—	—	20,292,513	20,292,513
Shareholder contributions	—	—	8,572,686	—	8,572,686
Shareholder distributions	—	—	—	(14,884,686)	(14,884,686)

Balance at December 31, 2005	$45	$1,000	$9,572,641	$72,376,515	$81,950,201

See accompanying notes to combined financial statements.

AEROTURBINE, INC. AND AFFILIATE

Combined Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:
Net income	$20,292,513
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized derivative gain	(131,870)
Depreciation and amortization	5,915,121
Amortization of loan origination and other costs	930,896
Inventory scrap write-off	1,357,382
Impairment of equipment held for operating leases	1,909,062
Bad debt expense	1,410,434
Other	94,206
Change in operating assets and liabilities:
Decrease (increase) in:
Trade accounts and notes receivable	(9,112,972)
Inventories	(26,244,348)
Other current assets	1,401,997
Other receivables	(923,325)
Equipment held for operating lease, net	(27,070,070)
Deposits and other assets	(313,194)
Increase (decrease) in:
Accounts payable	(1,326,312)
Accrued expenses	1,760,087
Deferred revenue	611,358
Lessee deposits	3,030,717

Net cash used in operating activities	(26,408,318)

Cash flows from investing activities:
Purchase of property and equipment	(2,043,742)
Disposition of property and equipment	1,979

Net cash used in investing activities	(2,041,763)

Cash flows from financing activities:
Net borrowings under credit facilities	36,800,000
Fees related to amended credit facilities	(429,970)
Proceeds from Bridge Loan	10,000,000
Repayment of Bridge Loan	(10,000,000)
Proceeds from shareholder loans	1,300,000
Payments on shareholder loans	(3,081,600)
Shareholder contributions	8,572,686
Shareholder distributions	(14,884,686)

Net cash provided by financing activities	28,276,430

Net decrease in cash and cash equivalents	(173,651)
Cash and cash equivalents at beginning of year	689,793

Cash and cash equivalents at end of year	$516,142

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,993,841

See accompanying notes to combined financial statements.

(1)    Summary of Significant Accounting Policies and Practices

  (a)    Description of Business

        AeroTurbine, Inc. (ATI) is a Delaware corporation engaged primarily in the distribution of turbojet aircraft, engines, and related parts as well as the sale, lease, and overhaul management of aircraft and engines to the commercial aviation industry worldwide.

        AeroTurbine Capital Corp. (ATC) is a Florida corporation engaged primarily in the sale and lease of turbojet aircraft and engines. ATC was formed in 2002 by the shareholders of ATI and is considered an entity under common ownership with ATI. ATI and ATC are collectively referred to as the "Company".

        As discussed in Note 13, the Company was acquired by AerCap, Inc. (AerCap) on April 26, 2006.

  (b)    Basis of Combination

        The combined financial statements include the accounts of ATI and ATC. ATI and ATC are combined under the guidance in Accounting Research Bulletin No. 51, Consolidated Financial Statements. ATI and ATC are entities under common ownership and are related in their operations. All significant intercompany accounts and transactions have been eliminated in combination.

  (c)    Derivative Instruments

        The Company accounts for derivatives and hedging activities in accordance with Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The fair values were based on quotes provided by the respective bank counterparties.

        Under the terms of the revolving credit facility, ATI was required to enter into interest rate swaps to mitigate the Company's exposure to changes in interest rates. Two swaps for $10,000,000 each were executed in January 2004, mature December 2006, and are based on the spread between one-month LIBOR rates and fixed rates of 2.58% and 2.67%, respectively. The interest rate swaps were not designated as hedging instruments under SFAS No. 133. The fair value of these swaps total $417,277 at December 31, 2005, and is included in other current assets. Changes in the fair value of the interest rate swaps, which amounted to a gain of $131,870 for the year ended December 31, 2005, are included as a component of interest expense in the accompanying combined statement of operations.

  (d)    Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash equivalents are held primarily in interest-bearing accounts.

  (e)    Accounts and Notes Receivable

        Accounts receivable include amounts receivable from customers for parts sales, engine sales, and engine leases. Time and cycle charges related to aircraft and engine usage that were earned but unbilled are also included in accounts receivable and totaled $1,318,342 at December 31, 2005.

        Notes receivable consist primarily of notes from the settlement of disputed customer accounts receivable. As of December 31, 2005, the Company had one non-interest bearing note receivable due in 2006.

        The Company records a provision for doubtful receivables to allow for any amounts which may be unrecoverable and is based upon an analysis of the Company's prior collection experience, customer creditworthiness, and current economic trends.

  (f)    Inventory

        Inventory is valued at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft, or bulk inventory purchase to estimated remaining sales value at the time of purchase. Inventories are comprised primarily of engines, aircraft and engine parts, rotables and expendables. Expenditures required for the recertification or betterment are capitalized in inventory and are expensed as the parts associated with such costs are sold.

  (g)    Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the property and equipment, ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term, including anticipated renewal periods or the estimated useful life of the related asset. Repairs and maintenance expenditures are expensed as incurred, unless such expenses extend the useful life of the asset, in which case they are capitalized.

  (h)    Equipment Held for Operating Lease

        Aircraft assets held for operating lease are stated at cost, less accumulated depreciation. Certain external professional fees incurred in connection with the acquisition and leasing of aircraft assets are capitalized as part of the cost of such assets. The Company depreciates current production model engines on a straight-line basis over a 15-year period from the acquisition date to an estimated residual value. Out-of-production engines are depreciated on a straight-line basis over an estimated useful life ranging from 5 to 7 years to an estimated residual value. The Company depreciates airframes to their residual value over the airframe's lease term or, if not on lease, the remaining life of the airframe based on a 25-year life from its manufactured date. Maintenance and repair costs for equipment held for operating lease is included in cost of sales for engine and aircraft leasing as incurred.

        Cash flows related to equipment held for operating leases have been presented in the accompanying financial statements as operating activities. This conclusion is based on the guidance in SFAS No. 95, Statement of Cash Flows, whereby the predominant source of cash flows related to these assets is expected to be from the ultimate sale of these assets through the Company's parts business. In prior periods, the Company had presented these cash flows as investing activities. Therefore, the current year presentation of these cash flows differs from prior year presentation.

        The Company classifies equipment held for operating lease as a long-term asset until such time as the asset is transferred to the inventory pool and held for sale through the Company's parts business.

  (i)    Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets such as property and equipment and equipment held for operating lease are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset (see Note 5).

  (j)    Revenue Recognition

        Sales from engine, aircraft, and parts sales are reported net of estimated returns and allowances. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages. Sales and related cost of sales are recognized when title transfers primarily upon shipment of the product, when no significant contractual obligations remain and collection of the related receivable is reasonably assured. Revenue from equipment held for operating leases is recognized on a straight-line basis over the term of the lease. Certain of the Company's lease contracts call for billings in advance. Rentals received, but unearned are recorded as deferred revenue on the balance sheet. In addition to a monthly lease rate, some lease contracts require the lessee to pay supplemental rent based on the usage of the leased asset. Fees for such usage are recognized as revenue in the month of usage.

  (k)    Maintenance and Repair Costs

        Maintenance and repair costs incurred based on the lease contract or for assets off lease are accounted for under the direct expense method, whereby scheduled maintenance and repair costs are expensed as incurred.

        Maintenance and repair costs for equipment held for operating leases are generally the responsibility of the lessee. Under certain lease agreements, the Company is required to refund the lessee an amount equal to the major overhaul of an engine not to exceed the amount of the usage fee the Company collected from the lessee. Usage fees collected and not refunded during the lease term are not refundable at the end of the lease term. During the term of the lease, the Company maintains the right to approve the repair station and the right to approve the repairs or maintenance to be performed. The Company also has the option to exchange the engine requiring repair or maintenance with an engine that does not require repair or maintenance.

  (l)    Freight Costs

        Freight costs are included in cost of sales in the accompanying combined statement of operations. Freight costs included in cost of sales were $1,251,325 for the year ended December 31, 2005.

  (m)    Disclosures About Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, receivables, prepaids and other current assets, as well as accounts payable and accrued expenses as reflected in the combined financial statements, approximate fair value because of the short-term maturity of these instruments. The estimated fair value of debt instruments approximates their carrying amounts, as these debt instruments have variable interest rates.

  (n)    Income Taxes

        The Company has elected S corporation status for federal income taxes purposes, and as such its earnings are not subject to U.S. federal income tax at the corporate level. Instead, the earnings of the Company are taxed at the shareholder level.

        Effective on January 1, 2000, the shareholders of ATI elected to convert ATI from a C corporation to an S corporation for tax purposes. ATC was incorporated on November 19, 2002. The owners elected S corporation status for tax purposes at that time. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities for the periods prior to the conversion to an S corporation are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. As a result of electing S corporation status, the net deferred tax liability of $1,308,500 at December 31, 1999 was eliminated.

        C corporations that subsequently elect S corporation status may be subject to a corporate-level tax on the net unrealized built-in gain at the date of conversion that is realized over the ten-year period subsequent to the conversion. Because a corporation with net unrealized built-in gains may be subject to corporate level income taxes, it may be required to record a deferred tax liability related to such built-in gains. However, since the built-in gain will only be recognized if a built-in gain asset is disposed of during the ten-year period after conversion to S corporation status, it is possible that management can control recognition of any potential gain. It is within management's ability and they have the intent not to dispose of assets with significant built-in gains during the remaining post conversion period. Accordingly, no deferred tax liabilities have been recorded as of December 31, 2005.

  (o)    Pro forma Information (unaudited)

        Pro forma adjustments are reflected on the combined statement of operations to provide for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, as if the Company had been a C corporation for the period presented. A combined statutory Federal and state effective tax rate of 38.85% was used for the pro forma enacted tax rate. Upon the completion of the acquisition of the Company by AerCap, as discussed in Note 13, the Company's S corporation status was terminated.

(2)    Significant Risk and Uncertainties

  (a)    Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenue and expenses and the disclosure of contingent assets and liabilities to prepare these combined financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

  (b)    Geographic Data

        Engine, aircraft, and parts sales revenue, and engine and aircraft leasing revenue is attributable to countries based on the location of the customer. The following summarizes the geographic data related to engine, aircraft, and parts sales, and engine and aircraft leasing revenue for the year ended December 31, 2005:

Engine, aircraft, and parts sales:
United States	$58,987,774
Brazil	6,549,281
Ireland	5,964,115
Colombia	5,094,449
Other countries	11,150,131

$87,745,750

Engine and aircraft leasing:
Brazil	$11,326,874
United States	5,711,712
Canada	3,692,613
Indonesia	2,966,225
Colombia	2,708,605
Other countries	8,532,628

$34,938,657

  (c)    Concentrations of Risk

        Financial instruments that potentially subject the Company to credit risk principally consist of cash and cash equivalents and trade and notes receivables.

        Cash—The Company at times maintains cash balances in excess of amounts insured by U.S. federal agencies.

        Trade and notes receivables—The Company sells to a variety of customers worldwide. For certain transactions and customers not requiring payment in full prior to shipment of goods, the Company extends credit based on an evaluation of the customer's financial condition. The Company monitors exposure to credit losses and maintains an allowance for bad debts. At December 31, 2005, ten customers accounted for 57% of trade receivables, of which one customer accounted for 17%. Ten customers accounted for 82% of engine, aircraft, and parts sales revenue for the year ended December 31, 2005. Three customers individually accounted for 17%, 13%, and 10% respectively, of the engine, aircraft, and parts sales revenue for the year ended December 31, 2005. Five customers accounted for 62% of engine and aircraft leasing revenue for the year ended December 31, 2005. One customer accounted for 32% of the engine and aircraft leasing revenue.

  (d)    Interest Rate Risk

        To mitigate exposure to interest rate changes, the Company has entered into two interest rate swap agreements. As of December 31, 2005, such swap agreements had notional values totaling $20,000,000 and were based on the spread between one-month LIBOR rates and fixed rates of 2.58% and 2.67%, respectively. Both interest rate swaps have remaining terms of approximately 12 months (see Note 1(c)).

        The Company is impacted by the general economic conditions of the aviation industry and is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration may significantly affect industry operations.

(3)    Inventory

        Inventory consists of the following at December 31, 2005:

Engine and airframe parts	$45,391,248
Work-in-process	3,101,041
Airframes	400,000
Engines	7,782,127

$56,674,416

        The Company's entire inventory serves as collateral for the Credit Facility.

(4)    Property and Equipment

        Property and equipment, net consists of the following at December 31, 2005:

Furniture, fixtures, and computer equipment	$570,688
Engine stands	511,092
Building and leasehold improvements	64,300
Machinery and equipment	1,580,208
Automobiles	19,422
Construction in progress	1,850,010

4,595,720
Less accumulated depreciation and amortization	(1,242,572)

$3,353,148

(4)    Property and Equipment (continued)

        Construction in progress consists primarily of incurred costs related to the improvements on the office section of the building being leased from a related party. A significant portion of the construction was completed by the end of May 2006, allowing the Company to occupy the space. Amounts will be reclassified in the subsequent period to the appropriate asset accounts and depreciated over the life of the lease or the estimated useful life, whichever is shorter. Depreciation and amortization expense amounted to $313,446 for the year ended December 31, 2005 and is included in selling, general, and administrative expenses.

(5)    Equipment Held for Operating Leases

        Equipment held for operating leases, net, primarily aircraft and engines, consists of the following at December 31, 2005:

Equipment held for operating leases	$140,153,877
Less accumulated depreciation	(21,659,053)

$118,494,824

        Depreciation expense amounted to $5,601,675 for the year ended December 31, 2005 and is included in cost of sales for engine and aircraft leasing.

        During 2005, five engines were determined to be impaired based on an analysis of the expected realizable value compared to the carrying value. An impairment charge of $1,909,062, the amount the carrying value exceeded the realizable value, is included in cost of sales for engine and aircraft leasing in the accompanying combined statement of operations.

(6)    Accrued Expenses

        The following is a summary of the components of accrued expenses as of December 31, 2005:

Accrued engine repair and maintenance costs	$3,069,036
Accrued compensation and related benefits	496,377
Accrued professional fees	202,065
Other	210,745

$3,978,223

(7)    Credit Facilities

        ATI was party to a $65 million credit agreement (the Credit Facility) with several banks and financial institutions with Wachovia Bank as administrative agent and National City Bank as syndication agent. The Credit Facility had a Maturity Date of December 29, 2006, and was secured by significantly all assets of ATI and was guaranteed jointly and severally by the shareholders of ATI. As discussed below and in Note 12, the entire outstanding balance of the Credit Facility was refinanced in 2006.

        On October 15, 2004, the bank syndication group amended the line of credit of the Credit Facility to $120 million (the First Amendment). On May 20, 2005, the Credit Facility was amended by the Second Amendment to the Credit Facility (the Second Amendment). The Second Amendment amended the eligible borrowing base equipment and parts, as well as certain administrative sections of the Credit Facility.

        The Credit Facility allowed for alternate base rate borrowings, swingline borrowings, and LIBOR borrowings. Interest rates varied over the life of the credit facility based on certain financial ratios maintained by ATI. For the alternate base rate loan, the rates varied from prime rate plus zero basis points to prime rate plus 100 basis points. Swingline and LIBOR borrowing interest rates varied from LIBOR plus 275 basis points to LIBOR plus 375 basis points (at December 31, 2005 the rate was LIBOR plus 325 basis points). At December 31, 2005, ATI had $106,800,000 outstanding of which $93,000,000 were LIBOR borrowings, $13,500,000 were alternate base rate borrowings and $300,000 were swingline borrowings, with interest rates of 7.63%, 7.75%, and 7.75%, respectively. The only required payments prior to the maturity date were interest payments.

        Under the Credit Facility, an annual commitment fee of 50 basis points was charged on the unused portion of the Credit Facility (excluding swingline borrowings), which was $13,500,000 at December 31, 2005. Utilization fees of $127,944 were paid in 2005.

        Loan origination and other costs related to the execution of the Credit Facility were $1,363,674. An additional $539,018 in loan origination and other costs were incurred in the First Amendment of the Credit Facility. An additional $331,252 in loan origination and other costs were incurred in the Second Amendment of the Credit Facility. These costs are included in other current assets and are being amortized over the life of the Credit Facility. Amortization expense for 2005 was $832,178 and is included in interest expense.

        On March 25, 2005, the Company entered into a $10,000,000 bridge loan agreement (Bridge Loan) which matured on June 23, 2005 with Wachovia Bank. The proceeds from the Bridge Loan were used to finance the acquisition of an aircraft. The Bridge Loan was secured by the aircraft and shareholder guarantees. Under the terms of the loan, principal payments were due to Wachovia if the aircraft or any engine or parts were sold. On June 22, 2005, the remaining principal balance was paid off.

        The interest rate on the Bridge Loan was LIBOR plus 3.75% with interest payable in arrears at maturity. Interest expense for the Bridge Loan amounted to $140,609 for the year ended December 31, 2005.

        Loan origination and other costs associated with the execution of the Bridge Loan totaled $98,718, all of which is included in interest expense in the operating results of the Company.

        Subsequent to year end, the Company refinanced the entire outstanding balance of the Credit Facility which was scheduled to mature in 2006. As of December 31, 2005, $6,400,000 of the outstanding debt obligation is classified as current based on the refinanced term-loan amortization payments required in 2006. In accordance with SFAS No. 6, Classification of Short-Term Obligations Expected to Be Refinanced—An amendment of ARB No. 43, Chapter 3A, the balance of the outstanding debt obligation is classified as long-term based on the refinancing of currently maturing debt obligations with long-term debt obligations (see Note 13).

(8)    Shareholders' Equity

        Shares of common stock outstanding and the additional paid-in capital by combined entity as of December 31, 2005 are as follows:

	ATI	ATC	Combined
Common stock—Series B	$45	—	45

Common stock	$—	1,000	1,000

Additional paid-in capital	$999,955	8,572,686	9,572,641

(9)    Related-Party Transactions

        The Company, in the normal course of its operations, engages in transactions with certain of its shareholders or their affiliates. Transactions for the year ended December 31, 2005 were for rent and related expenses of $1,278,399.

        As further described in Note 11(a), the Company leases its Florida headquarters and warehouse from an entity owned by the shareholders of the Company.

        On September 9, 2004, the shareholders of the Company loaned ATC $2,810,000 to be used as a deposit guarantee on the performance of ATI related to an aircraft and engine purchase agreement. The notes were repaid as ATI made payments under the agreement. In 2005, all required payments were made under the purchase agreement and the loan balances were paid in full.

        On March 25, 2005, the shareholders of the Company loaned ATC $1,300,000 to be used along with amounts financed to purchase an aircraft. In addition to funding a portion of the amounts required to purchase the aircraft, the shareholders each personally guaranteed the Company's performance under the loan. The loans were repaid in June 2005.

(10)    Employee Benefit Plan

        In 2005, the Company instituted a defined contribution plan. The defined contribution plan is a profit sharing plan intended to qualify as a 401(k) plan under the Internal Revenue Code. The 401(k) plan is a contributory plan available to employees, who at the end of their first 12 consecutive months of employment with the Company, have been credited with at least 1,000 hours of service. If at the end of the first consecutive 12 months the employee has not been credited with 1,000 hours of service, the employee will meet the requirement once they complete the required hours of service during any plan year. In 2005, the Company's matching contributions to the defined contribution plan were 3% of pre-tax earned salary or wages and totaled $124,163.

(11)    Commitments and Contingencies

(a) Leases

  Operating Leases as Lessee

    The Company leases its Florida headquarters and warehouse under a non-cancelable operating lease which expires December 31, 2013. This lease is with a related party that is controlled by the same shareholders of the Company. For the year ended December 31, 2005, total rent and related expense approximated $1,319,579, of which $1,278,399 was with a related party for the year ended December 31, 2005.

    At December 31, 2005, future minimum lease rental payments, primarily with a related party, are as follows:

Year ending December 31:
2006	$898,800
2007	898,800
2008	898,800
2009	898,800
2010	898,800
2011 and thereafter	2,696,400

$7,190,400

        The lease was amended in March 2006 to provide that the lease rental amounts will be adjusted to a current fair market rent level beginning on January 1, 2007. Additionally, commencing on January 1, 2008, and January 1 of each rental year thereafter, rent for the premises shall increase or decrease based on the percentage change in the U.S. Department of Labor Consumer Price Index. The minimum lease payments in the above table do not reflect these changes because the current fair market value has not been determined.

  Operating Leases as Lessor

        One of the Company's product offerings is the leasing of aircraft and engines. These lease agreements provide for a fixed time charge plus variable charge for usage. The remaining lease term on lease agreements outstanding as of December 31, 2005 ranges from 1 to 49 months.

  Contingent rental fees related to usage were $14,503,504 in 2005.

  The amounts in the following table are based upon the assumption that equipment under operating leases will remain on lease for the length of time specified by the respective lease agreements.

  At December 31, 2005, future minimum lease receipts, which exclude contingent rentals, are as follows:

Year ended December 31:
2006	$4,109,662
2007	1,014,000
2008	504,484
2009	474,000
2010	1,274

$6,103,420

(b) Management Compensation

        As described in Note 13, the shareholders of the Company sold their shares to AerCap on April 26, 2006. As part of the sale agreement, the shareholders entered into four-year employment contracts with the Company and also entered into two-year non-compete agreements, commencing upon the shareholder's separation from the Company.

        Certain management entered into employment agreements with ATI in 2005. The contracts are for a period of three years and include a change in control bonus payable upon such an event and retention bonuses payable in three annual installments after the change in control event occurs, if the employee is employed on those payment dates. The contracts include two-year non-compete clauses commencing upon the employee's separation from the Company for any reason.

(c) Litigation

        The Company is a party to various claims and legal actions arising in the ordinary course of business. In the opinion of management, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(d) Purchase Commitments

        On December 22, 2005, the Company entered into a contract with Midwest Airlines to purchase two MD-81 aircraft for $1,100,000 each. As of December 31, 2005, one of the aircraft had been delivered. The remaining aircraft was delivered May 18, 2006.

(12)    Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal inventory costs, such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. The provisions of SFAS No. 151 are effective for the Company's fiscal year beginning January 1, 2006. The Company does not expect the adoption of SFAS No. 151 to have any impact on the Company's combined financial position or results of operations.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for the Company's fiscal year beginning January 1, 2006. The Company does not expect the adoption of SFAS No. 153 to have any impact on the Company's combined financial position or results of operations.

        On May 31, 2006, the FASB issued proposed FASB Staff Position (FSP) AUG AIR-a, Accounting for Planned Major Maintenance Activities. The FSP addresses the accounting for planned major maintenance activities. This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, Audits of Airlines (the Airline Guide). The Airline Guide allows four accounting methods related to planned major maintenance (overhaul) activities: direct expense method, built-in overhaul method, deferral method, and the accrual method. The proposed FSP will prohibit the use of the accrue-in-advance method of accounting for planned major maintenance activities. The Company's current accounting policy for planned major maintenance is the direct expense method, one of the three acceptable methods. If approved as proposed, the Company does not believe it will have a material impact on its combined financial position or results of operations. If approved, the effective date of adoption would be for the first fiscal year beginning after December 31, 2006.

(13)    Subsequent Events

        ATI and ATC have common ownership, but at December 31, 2005 did not have any direct interest in each other. On March 31, 2006, the owners of ATC contributed their shares of ATC to ATI, with ATC becoming a wholly owned subsidiary of ATI.

        On March 17, 2006, the shareholders of the Company entered into an agreement with AerCap to sell 100% of their shares of ATI stock, subject to certain closing conditions and governmental approvals. The sale was completed on April 26, 2006.

        AerCap provides aircraft leasing to airlines, and asset management services to aircraft owners and investors on a global basis.

        The Company will operate as a wholly owned subsidiary of AerCap. As part of the sale agreement, the shareholders have entered into long-term employment contracts.

        Also on April 26, 2006, the Company replaced its existing Credit Facility with new credit facilities (the New Credit Facilities) with several banks and financial institutions with Calyon as administrative agent and HSH Nordbank AG as syndication agent. The New Credit Facilities consist of a $160 million senior secured term loan (the Term Loan), a $171 million senior revolver loan (the Revolver) and a $15 million junior loan (the Junior Loan).

        The Term Loan and Revolver are secured by significantly all assets of the Company. The Junior Loan has subordinated rights in all assets of the Company and is guaranteed by AerCap B.V., the ultimate parent company of AerCap. The New Credit Facilities mature on April 26, 2011.

        The Term Loan amortizes at a minimum rate of 2% per quarter ($3,200,000). To the extent that the eligible assets of the Company are less than the outstanding balance of the Term Loan and the Revolver, additional principal payments may be due.

        Minimum principal payments on the term loan are as follows:

Year ended December 31:
2006	$6,400,000
2007	12,800,000
2008	12,800,000
2009	12,800,000
2010	12,800,000
2011	102,400,000

$160,000,000

        As part of the New Credit Facilities, the Company is required to enter into an interest rate swap with a notional value of $60,000,000 for the period July 15, 2006 through July 15, 2008, with a step up in notional value to $80,000,000 on January 15, 2007. Under the terms of the swap, the Company pays 5.3825% and receives three month LIBOR. There are certain covenants in the New Credit Facilities which can trigger a default by the Company.

AerCap Holdings N.V.

Ordinary Shares

Prospectus

Morgan Stanley
Goldman, Sachs & Co.
Lehman Brothers
Merrill Lynch & Co.

UBS Investment Bank

Wachovia Securities

JPMorgan

Citigroup

Calyon Securities (USA) Inc.

                        , 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Expenses of Issuance and Distribution

        The expenses, other than underwriting commissions, expected to be incurred by AerCap Holdings N.V. and the selling shareholders in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

	AerCap Holdings N.V.	Selling Shareholders
SEC registration fee	$20,000	$57,000
National Association of Securities Dealers, Inc. filing fee	19,000	54,000
New York Stock Exchange listing fee	46,000	129,000
Printing and engraving costs	221,000	628,000
Legal fees and expenses	673,000	1,910,000
Accounting fees and expenses	2,727,000	—
Transfer agent fees	1,000	3,000
Miscellaneous	661,000	1,877,000

Total	$4,368,000	$4,658,000

Item 6. Indemnification of Directors and Officers.

        We have a directors and officers liability insurance policy which insures directors and officers against the cost of defense, settlement or payment of claims and judgments under some circumstances. We have also entered into indemnity agreements with each of our board members in which we agree to hold each of them harmless, to the extent permitted by law, from damage resulting from a failure to perform or a breach of duties by our board members, and to indemnify each of them for serving in any capacity for the benefit of the company, except in the case of willful misconduct or gross negligence in certain circumstances.

        Although Netherlands law does not contain any provisions with respect to the indemnification of officers and directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the executive or supervisory boards is, in principle, accepted in The Netherlands. AerCap's Articles of Association provide for indemnification of directors and officers by the company to the fullest extent permitted by Netherlands law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director becomes a party as a result of his or her position.

        The indemnification provided above is not exclusive of any rights to which any of our directors or officers may be entitled. The general effect of the forgoing provisions may be to reduce the circumstances in which a director or officer may be required to bear the economic burdens of the forgoing liabilities and expenses.

        The underwriting agreement for this offering filed as Exhibit 1.1 to this registration statement provides that the underwriters are obligated, under certain circumstances, to indemnify our officers and directors and their respective controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

        In connection with the acquisition of AerCap B.V. by AerCap Holdings C.V. in June 2005, investment funds affiliated with Cerberus Capital Management, L.P. indirectly invested approximately $370 million to purchase partnership interests in AerCap Holdings C.V. through certain Luxembourg entities. Eight members of our senior management also participated in an aggregate of 0.4% of such investment. All issuances of securities in connection with such purchases took place in private transactions exempt from registration under either Section 4(2) or Regulation S of the Securities Act of 1933, as amended.

Item 8. Exhibits and Financial Statement Schedules.

        (a) Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Articles of Association*
4.1	Specimen Share Certificate*
5.1	Opinion of NautaDutilh NV regarding legality of the ordinary shares*
10.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and Aer Venture Limited(1)*
10.2
Credit Agreement, dated April 26, 2006, among AerFunding 1 Limited, AerCap Ireland Limited, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders, Class B Lenders, and Class C Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas
10.3	Security Trust Agreement, dated April 26, 2006, among Aerfunding 1 Limited, the additional grantors referred to therein as grantors, UBS Securities LLC and Deutsche Bank Trust Company Americas
10.4	Guarantee and Collateral Agreement, dated April 26, 2006, among AeroTurbine, Inc., The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto and Calyon New York Branch
10.5
Aircraft Asset Security Agreement, dated April 26, 2006, among AeroTurbine, Inc. The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto, the trusts party thereto, as trusts and Calyon New York Branch
10.6
Senior Credit Agreement, dated as of April 26, 2006, among AerCap AT, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Calyon New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A. and National City Bank, as Co-Documentation Agents
10.7	Pledge Agreement, dated April 26, 2006, between AerCap, Inc., and Calyon New York Branch
10.8	Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited
10.9	Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols

10.10
Facility Agreement, dated April 23, 2003, among the Banks and Financial Institutions named therein as ECA Lenders, the Banks and Financial Institutions named therein as Mismatch Lenders, Credit Lyonnais, Kreditanstalt Für Wiederaufbau, Sunrise Leasing Limited, Sundance Leasing Limited, Sunray Leasing Limited, Sunshine Leasing Limited, Sunglow Leasing Limited, Sunflower Aircraft Leasing Limited, Debis Aircraft Leasing XXX B.V. and Debis AirFinance B.V.
10.11	Senior Facility Agreement, dated October 12, 2006, between AerCap Dutch Aircraft Leasing I B.V., Calyon and the financial institutions named therein
10.12
Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChryslter Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.
10.13	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)
21.1	List of Subsidiaries of AerCap N.V.
23.1	Consent of PricewaterhouseCoopers Accountants N.V.
23.2	Consent of KPMG LLP
23.3	Consent of NautaDutilh NV (included in Exhibit 5.1)*
23.4	Consent of Simat, Helliesen & Eichner, Inc.
24.1	Power of Attorney (included as part of the signature page)

*
To be filed by amendment.

(1)
Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission under separate cover.

Item 9. Undertakings.

        (1)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (2)   The undersigned registrant hereby undertakes that:

          (a)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, AerCap Holdings N.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands on October 31, 2006.

AERCAP HOLDINGS N.V.
By:	/s/ KLAUS HEINEMANN Name: Klaus Heinemann Title: Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

        We, the undersigned officers and directors of AerCap Holdings N.V., hereby severally constitute and appoint James N. Chapman, Klaus W. Heinemann and Robert G. Warden and each of them, our true and lawful attorneys-in-fact, with full power of substitution, for them, together or individually, in any and all capacities, to sign for us and in our names the Registration Statement on Form F-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement (including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act of 1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

        Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PIETER KORTEWEG Pieter Korteweg	Chairman of the Board of Directors	October 31, 2006
/s/ KLAUS HEINEMANN Klaus Heinemann	Chief Executive Officer	October 31, 2006
/s/ RONALD J. BOLGER Ronald J. Bolger	Non-Executive Director	October 31, 2006
/s/ JAMES N. CHAPMAN James N. Chapman	Non-Executive Director	October 31, 2006

/s/ W. BRETT INGERSOLL W. Brett Ingersoll	Non-Executive Director	October 31, 2006
/s/ MARIUS J.L. JONKHART Marius J.L. Jonkhart	Non-Executive Director	October 31, 2006
/s/ KEITH A. HELMING Keith A. Helming	Chief Financial Officer	October 31, 2006
/s/ COLE T. REESE Cole T. Reese	Chief Accounting Officer	October 31, 2006
/s/ GERALD P. STRONG Gerald P. Strong	Non-Executive Director	October 31, 2006
/s/ DAVID J. TEITELBAUM David J. Teitelbaum	Non-Executive Director	October 31, 2006
/s/ ROBERT G. WARDEN Robert G. Warden	Non-Executive Director	October 31, 2006
/s/ DONALD PUGLISI Donald Puglisi	Authorized Representative in the United States	October 31, 2006

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Articles of Association*
4.1	Specimen Share Certificate*
5.1	Opinion of NautaDutilh NV regarding legality of the ordinary shares*
10.1	Aircraft Purchase Agreement, dated December 30, 2005, between Airbus S.A.S. and Aer Venture Limited(1)*
10.2
Credit Agreement, dated April 26, 2006, among AerFunding 1 Limited, AerCap Ireland Limited, UBS Real Estate Securities Inc. and other financial institutions named as Class A Lenders, Class B Lenders, and Class C Lenders, UBS Securities LLC, the other Funding Agents named therein and Deutsche Bank Trust Company Americas
10.3	Security Trust Agreement, dated April 26, 2006, among Aerfunding 1 Limited, the additional grantors referred to therein as grantors, UBS Securities LLC and Deutsche Bank Trust Company Americas
10.4	Guarantee and Collateral Agreement, dated April 26, 2006, among AeroTurbine, Inc., The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto and Calyon New York Branch
10.5
Aircraft Asset Security Agreement, dated April 26, 2006, among AeroTurbine, Inc. The Subsidiary Guarantors of AeroTurbine, Inc., the borrower's party thereto, the trusts party thereto, as trusts and Calyon New York Branch
10.6
Senior Credit Agreement, dated as of April 26, 2006, among AerCap AT, Inc., as Borrower, the Several Lenders from time to time as Parties thereto, Calyon New York Branch, as Administrative Agent, HSH Nordbank AG, as Syndication Agent and Wachovia Bank N.A. and National City Bank, as Co-Documentation Agents
10.7	Pledge Agreement, dated April 26, 2006, between AerCap, Inc., and Calyon New York Branch
10.8	Joint Venture Agreement, dated December 30, 2005, among AerCap Ireland Limited, International Cargo Airlines Company KSC and AerVenture Limited
10.9	Stock Purchase Agreement, dated March 16, 2006, among AerCap, Inc. and Nicolas Finazzo, Rose Ann Finazzo and Robert B. Nichols
10.10
Facility Agreement, dated April 23, 2003, among the Banks and Financial Institutions named therein as ECA Lenders, the Banks and Financial Institutions named therein as Mismatch Lenders, Credit Lyonnais, Kreditanstalt Für Wiederaufbau, Sunrise Leasing Limited, Sundance Leasing Limited, Sunray Leasing Limited, Sunshine Leasing Limited, Sunglow Leasing Limited, Sunflower Aircraft Leasing Limited, Debis Aircraft Leasing XXX B.V. and Debis AirFinance B.V.
10.11	Senior Facility Agreement, dated October 12, 2006, between AerCap Dutch Aircraft Leasing I B.V., Calyon and the financial institutions named therein

10.12
Sale and Purchase Agreement regarding the acquisition of all shares in and certain loans and facilities granted to debis AirFinance B.V. by and between DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW and FERN S.a r.l. as amended by the Amendment Agreement dated June 29, 2005 by and between the DaimlerChrysler Services AG, DaimlerChrysler Aerospace AG, DaimlerChrysler AG, Bayerische Hypo- und Vereinsbank AG, HVB Banque Luxembourg SA, Bayerische Landesbank, BLB Beteiligungsgesellschaft Beta mbH, Dresdner Bank AG, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, DZ Beteiligungsgesellschaft mbH Nr. 6, KfW, FERN S.a r.l., FERN GP S.a r.l. and AerCap Holdings C.V.
10.13	AerCap Holdings N.V. 2006 Equity Incentive Plan (including form of Stock Option Agreement)
21.1	List of Subsidiaries of AerCap N.V.
23.1	Consent of PricewaterhouseCoopers Accountants N.V.
23.2	Consent of KPMG LLP
23.3	Consent of NautaDutilh NV (included in Exhibit 5.1)*
23.4	Consent of Simat, Helliesen & Eichner, Inc.
24.1	Power of Attorney (included as part of the signature page)

*
To be filed by amendment.

(1)
Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission under separate cover.

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
Unaudited Consolidated Pro Forma Balance Sheet—September 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Results of Operations
Payments Due By Period as of September 30, 2006
AIRCRAFT, ENGINE AND AVIATION PARTS INDUSTRY
Historical and Forecast World Traffic (RPMs) and GDP Growth
RPMs by Carrier Region, Indexed (1998 = 100)
Commercial Jets—Average Fleet Age—2006
Historic and Forecast Annual Jet Aircraft Retirements
Yearly Percentage of Jet Aircraft Order Backlog of Total Fleet
Total Used Aircraft Available for Sale or Lease
Projected Commercial Aircraft Fleet Growth
Percent Ownership of Global Commercial Aircraft Fleet Shifting to Operating Lessors (%)
Top Aircraft Operating Lessors, Fleet Size and Order Backlog
Regional Allocation of Operating Leasing and Operating Lease Penetration
Operating Lease Depth and Breadth, by Model
BUSINESS
Letters of Intent
INDEBTEDNESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF ORDINARY SHARES
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
TAX CONSIDERATIONS
UNDERWRITERS
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
AerCap Holdings C.V. and Subsidiaries Consolidated Balance Sheets As of December 31, 2004 and 2005
AerCap Holdings C.V. and Subsidiaries Consolidated Income Statements For the Years Ended December 31, 2003 and 2004, the Six Months Ended June 30, 2005, and the Period from June 27 to December 31, 2005
AerCap Holdings C.V. and Subsidiaries Consolidated Statements of Cash Flows For the Years Ended December 31, 2003 and 2004, the Six Months Ended June 30, 2005 and the Period from June 27 to December 31, 2005
AerCap Holdings C.V. and Subsidiaries Consolidated Statements of Shareholders' Equity and Partners' Capital For the Years Ended December 31, 2003 and 2004, the Six Months Ended June 30, 2005, and the Period from June 27 to December 31, 2005
AerCap Holdings C.V. and Subsidiaries Notes to the Consolidated Financial Statements (US dollars in thousands)
AerCap Holdings C.V. and Subsidiaries Notes to the Consolidated Financial Statements (US dollars in thousands)
AerCap Holdings C.V. and Subsidiaries Notes to the Consolidated Financial Statements (US dollars in thousands)
AerCap Holdings C.V. and Subsidiaries Unaudited Condensed Consolidated Interim Balance Sheets As of December 31, 2005 and September 30, 2006
AerCap Holdings C.V. and Subsidiaries Unaudited Condensed Consolidated Interim Income Statements For the Six Months Ended June 30, 2005, the Three Months Ended September 30, 2005 and the Nine Months Ended September 30, 2006
AerCap Holdings C.V. and Subsidiaries Unaudited Condensed Consolidated Interim Statements of Cash Flows For the Six Months Ended June 30, 2005, the Three Months Ended September 30, 2005 and the Nine Months Ended September 30, 2006
AerCap Holdings C.V. and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements (US dollars in thousands)
Independent Auditors' Report
AEROTURBINE, INC. AND AFFILIATE Combined Balance Sheet December 31, 2005
AEROTURBINE, INC. AND AFFILIATE Combined Statement of Operations Year ended December 31, 2005
AEROTURBINE, INC. AND AFFILIATE Combined Statement of Shareholders' Equity Year ended December 31, 2005
AEROTURBINE, INC. AND AFFILIATE Combined Statement of Cash Flows Year ended December 31, 2005
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS